As filed with the Securities and Exchange Commission on January 12, 2011
Registration No. 333-168785
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 7
to
Form S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

IMPERIAL HOLDINGS, INC.
(to be converted from Imperial Holdings, LLC)
(Exact name of registrant as specified in its charter)

Florida	6199	77-0666377
(State or other jurisdiction of Incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

701 Park of Commerce Boulevard — Suite 301
Boca Raton, Florida 33487
(561) 995-4200
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Jonathan Neuman
President and Chief Operating Officer
701 Park of Commerce Boulevard — Suite 301
Boca Raton, Florida 33487
(561) 995-4200
(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Michael B. Kirwan John J. Wolfel, Jr. Foley & Lardner LLP One Independent Drive, Suite 1300 Jacksonville, Florida 32202 (904) 359-2000	J. Brett Pritchard Locke Lord Bissell & Liddell LLP 111 South Wacker Drive Chicago, Illinois 60606 (312) 443-0700

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑	Smaller reporting company ☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

	Proposed Maximum	Amount of
Title of Each Class of	Aggregate	Registration
Securities to be Registered	Offering Price(1)(2)	Fee(3)
Common Stock, par value $0.01 per share	$287,500,000	$20,498.75

(1)	Includes amount attributable to shares of common stock issuable upon the exercise of the underwriters’ over-allotment option.
(2)	Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.
(3)	The registration fee was previously paid on August 11, 2010.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JANUARY 12, 2011

PRELIMINARY PROSPECTUS

16,666,667 Shares

IMPERIAL HOLDINGS, INC.

Common Stock

We are a specialty finance company with a focus on providing premium financing for individual life insurance policies and purchasing structured settlements.

This is our initial public offering. We are offering 16,666,667 shares of our common stock in this firm commitment underwritten public offering. We anticipate that the initial public offering price of our common stock will be between $14.00 and $16.00 per share.

Prior to this offering, there has been no public market for our common stock, and our common stock is not currently listed on any national exchange or market system. We have been approved to list our common stock on the New York Stock Exchange, subject to official notice of issuance, under the symbol “IFT.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 13 of this prospectus to read about the risks you should consider before buying our common stock.

	Per Share	Total

Price to public	$	$
Discounts and commissions to underwriters*	$	$
Net proceeds (before expenses) to us	$	$

*	See “Underwriting” on page 138 of this prospectus for a description of the underwriters’ compensation.

We have granted the underwriters the right to purchase up to 2,500,000 additional shares of our common stock at the public offering price, less the underwriting discounts, solely to cover over-allotments, if any. The underwriters can exercise this right at any time within 30 days after the date of our underwriting agreement with them.

Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of our common stock to purchasers against payment on or about          , 2011.

FBR Capital Markets
JMP Securities
Wunderlich Securities

The date of this prospectus is          , 2011.

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with information that is different from that contained in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We and the underwriters are offering to sell and seeking offers to buy these securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

i

CERTAIN IMPORTANT INFORMATION

For your convenience we have included below definitions of terms used in this prospectus.

In this prospectus references to:

•	“borrower” refer to the entity or individual executing the note in a premium finance transaction. In nearly all instances, the borrower is an irrevocable life insurance trust established for estate planning purposes by the insured which is both the legal owner and beneficiary of a life insurance policy serving as collateral for a premium finance loan.

•	“carrying value of the loan” refer to the loan principal balance, accrued interest and accreted origination fees excluding any impairment valuation adjustment.

•	“Imperial,” “Company,” “we,” “us,” or “our” refer to Imperial Holdings, LLC and its consolidated subsidiaries prior to the corporate conversion as described in this prospectus and to Imperial Holdings, Inc. and its consolidated subsidiaries after the corporate conversion, unless the context suggests otherwise. Unless otherwise stated, in this prospectus all references to us, our shares and our shareholders assume that the corporate conversion has already occurred. Our conversion from a limited liability company to a corporation is described under “Corporate Conversion.” The corporate conversion will be completed prior to the closing of this offering.

•	“financing cost” refer to the aggregate cost attributable to credit facility interest, other lender charges and, where applicable, obtaining lender protection insurance on our premium finance loans.

•	“net carrying value of the loan” refer to the loan principal balance, accrued interest and accreted origination fees, net of any impairment valuation adjustment.

•	“principal balance of the loan” refer to the principal amount loaned by us in a premium finance transaction without including origination fees or interest.

•	“premium finance” refer to a financial transaction in which a policyholder obtains a loan, predominately through an irrevocable life insurance trust established by the insured, to pay life insurance premiums, with the loan being collateralized by the underlying policy.

•	“structured settlement” refer to a transaction in which the recipient of a deferred payment stream (usually obtained by a plaintiff in a personal injury, product liability or medical malpractice lawsuit in exchange for an agreement to settle the lawsuit) sells a certain number of fixed, scheduled future settlement payments on a discounted basis in exchange for a single lump sum payment.

Unless otherwise stated, in this prospectus all references to the number of shares of our common stock outstanding before and after this offering assume:

•	an initial public offering price that is the midpoint of the price range on the cover of this prospectus;

•	no exercise of the underwriters’ over-allotment option;

•	the consummation of the corporate conversion, pursuant to which all outstanding common and preferred limited liability company units of Imperial Holdings, LLC (including all accrued and unpaid dividends thereon) and all principal and accrued and unpaid interest outstanding under our promissory note in favor of IMPEX Enterprises, Ltd. will be converted into 1,573,000 shares of our common stock;

•	the issuance of 27,000 shares of common stock to two employees pursuant to the terms of each of their respective phantom stock agreements; and

•	the conversion, immediately prior to the closing of this offering, of a $30.0 million debenture into 2,000,000 shares of our common stock as described under “Corporate Conversion.”

ii

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. Before making a decision to purchase our common stock, you should read the entire prospectus carefully, including the “Risk Factors” and “Forward-Looking Statements” sections and our consolidated financial statements and the notes to those financial statements. Except as otherwise noted, all information in this prospectus assumes that all of the shares of common stock offered hereby will be sold and that the underwriters will not exercise their over-allotment option.

Prior to the closing of the offering described in this prospectus, we will complete a reorganization in which Imperial Holdings, Inc. will succeed to the business of Imperial Holdings, LLC and the members of Imperial Holdings, LLC will become shareholders of Imperial Holdings, Inc. In this prospectus, we refer to this reorganization as the corporate conversion. Unless otherwise stated, in this prospectus all references to us, our shares and our shareholders assume that the corporate conversion has already occurred.

Overview

We are a specialty finance company founded in December 2006 with a focus on providing premium financing for individual life insurance policies issued by insurance companies generally rated “A+” or better by Standard & Poor’s or “A” or better by A.M. Best Company and purchasing structured settlements backed by annuities issued by insurance companies or their affiliates generally rated “A1” or better by Moody’s Investors Services or “A−” or better by Standard & Poor’s.

In our premium finance business we earn revenue from interest charged on loans, loan origination fees and fees from referring agents. We have historically relied on debt financing to operate this business. Since 2007, the United States’ capital markets have experienced extensive distress and dislocation due to the global economic downturn and credit crisis. Lenders in the premium finance market generally exited the market or increased their lending rates and required more assurances such as additional collateral support and third-party guarantees. As a result, our financing cost for a premium finance transaction increased significantly. For the nine months ended September 30, 2010, our financing cost was approximately 31.1% per annum of the principal balance of the loans compared to 14.5% per annum for the twelve months ended December 31, 2007. With the net proceeds of this offering we intend to fund our future premium finance transactions with equity financing instead of debt financing. Over time we expect that this will significantly reduce our cost of financing and help to generate higher returns for our shareholders.

In our structured settlement business we purchase structured settlements at a discounted rate and sell such assets to, or finance such assets with, third parties. For the nine months ended September 30, 2010 and the year ended December 31, 2009, we purchased structured settlements at weighted average discount rates of 19.3% and 16.3%, respectively. We plan to use a portion of the net proceeds of this offering to purchase structured settlements and retain such amounts on our balance sheet.

During the nine months ended September 30, 2010 and the year ended December 31, 2009, we had revenue of $60.4 million and $96.6 million, respectively, and a net loss of $16.4 million and $8.6 million, respectively. During the nine months ended September 30, 2010 and the year ended December 31, 2009, 88.8% and 95.9%, respectively, of our revenue was generated from our premium finance segment and 11.2% and 4.1%, respectively, of our revenue was generated from our structured settlement segment. As of September 30, 2010, we had total assets of $181.0 million.

Our Services and Products

Premium Finance Transactions

A premium finance transaction is a transaction in which a life insurance policyholder obtains a loan to pay insurance premiums for a fixed period of time, which allows a policyholder to maintain coverage without having to make premium payments during the term of the loan. Since our inception, we have originated premium finance transactions collateralized by life insurance policies with an aggregate death benefit in excess of $4.0 billion.

As of September 30, 2010, the average principal balance of the loans we have originated since inception is approximately $213,000. The life insurance policies that serve as collateral for our premium finance loans are predominately universal life policies that have an average death benefit of approximately $4 million and insure persons over age 65.

Our typical premium finance loan is approximately two years in duration and is collateralized by the underlying life insurance policy. We generate revenue from our premium finance business in the form of agency fees from referring agents, interest income and origination fees as follows:

•	Agency Fees — We charge the referring agent an agency fee for services related to premium finance loans. Agency fees as a percentage of the principal balance of the loans originated during the nine months ended September 30, 2010 and year ended December 31, 2009 were 49.9% and 50.6%, respectively. These agency fees are charged when the loan is funded and collected on average within 47 days thereafter.

•	Interest Income — Substantially all of the interest rates we charge on our premium finance loans are floating rates that are calculated at the one-month LIBOR rate plus an applicable margin. In addition, our premium finance loans have a floor interest rate and are capped at 16.0% per annum. For loans with floating rates, each month the interest rate is recalculated to equal one-month LIBOR plus the applicable margin, and then, if necessary, adjusted so as to remain at or above the stated floor rate and not to exceed the capped rate of 16.0% per annum. The weighted average per annum interest rate for premium finance loans outstanding as of September 30, 2010 and December 31, 2009 was 11.3% and 10.9%, respectively.

•	Origination Fees — On each premium finance loan we charge a loan origination fee that is added to the loan and is due upon the date of maturity or upon repayment of the loan. Origination fees as a percentage of the principal balance of the loans originated during the nine ended September 30, 2010 and the year ended December 31, 2009 were 41.7% and 44.7%, respectively.

The policyholder is not required to make any payment on the loan until maturity. At the end of the loan term, the policyholder either repays the loan in full (including all interest and origination fees) or defaults under the loan. In the event of default, subject to policy terms and conditions, the borrower typically relinquishes to us control of the policy serving as collateral for the loan, after which we may either seek to sell the policy, hold it for investment, or, if the loan is insured, we are paid a claim equal to the insured value of the policy, which may be equal to or less than the amount we are owed under the loan. As of September 30, 2010, 94.6% of our outstanding loans have collateral whose value is insured. With the net proceeds from this offering, we expect to have the option to retain for investment a number of the policies relinquished to us upon a default. When we choose to retain the policy for investment, we are responsible for all future premium payments needed to keep the policy in effect. There is a great deal of variation among the life insurance policies that collateralize our loans, especially with regard to premiums which range from fixed level premiums to premiums that typically increase over time. We have developed proprietary systems and processes that, among other things, determine the minimum monthly premium outlay required to maintain each life insurance policy in force. These required minimum premium payments typically increase over time as the insured ages. The specific premium payment schedule varies by insurance carrier and product type. These systems and processes enhance our liquidity since we pay only the minimum premium at the latest date to keep the policies in force.

To help protect against fraud and to seek profitable transactions, we perform extensive underwriting before entering into a transaction. We believe that our underwriting guidelines have been effective in mitigating fraud-related risks.

Structured Settlements

Structured settlements refer to a contract between a plaintiff and defendant whereby the plaintiff agrees to settle a lawsuit (usually a personal injury, product liability or medical malpractice claim) in exchange for periodic payments over time. A defendant’s payment obligation with respect to a structured settlement is usually assumed by a casualty insurance company. This payment obligation is then satisfied by the casualty insurer through the purchase of an annuity from a highly rated life insurance company which provides a high credit quality stream of payments to the plaintiff.

Recipients of structured settlements are permitted to sell their deferred payment streams pursuant to state statutes that require certain disclosures, notice to the obligors and state court approval. Through such sales, we purchase a certain number of fixed, scheduled future settlement payments on a discounted basis in exchange for a single lump sum payment, thereby serving the liquidity needs of structured settlement holders.

We use national television marketing to generate in-bound telephone and internet inquiries. As of September 30, 2010, we had a database of over 30,000 structured settlement leads. We believe our database provides a strong pipeline of purchasing opportunities. As our database has grown and we have completed more transactions, the average marketing cost per structured settlement transaction has decreased.

The following table shows the number of structured settlement transactions, the face value of undiscounted payments purchased, the weighted average purchase discount rate, the number of transactions sold, the weighted average discount rate at which the assets were sold and the average marketing cost per transaction (dollars in thousands):

				Nine Months
				Ended
	Year Ended December 31,			September 30,
	2007	2008	2009	2009	2010

Number of transactions	10	276	396	275	385
Face value of undiscounted future payments purchased	$701	$18,295	$28,877	$20,460	$33,713
Weighted average purchase discount rate	11.0%	12.0%	16.3%	16.1%	19.3%
Number of transactions sold	—	226	439	96	291
Weighted average sale discount rate	—	10.8%	11.5%	11.1%	9.1%
Average marketing cost per transaction	$205.6	$19.2	$11.3	$12.7	$9.3

We believe that we have various funding alternatives for the purchase of structured settlements. In addition to available cash, on September 24, 2010 we entered into an arrangement to provide us up to $50 million to finance the purchase of structured settlements. We also have other parties to whom we have sold structured settlement assets in the past, and to whom we believe we can sell assets in the future. In the future, we will continue to evaluate alternative financing arrangements, which could include selling pools of structured settlements to third parties and securing a warehouse line of credit that would allow us to aggregate structured settlements. The majority of our revenue in this line of business currently is earned in cash from the gain on sale of structured settlements that we originate.

Dislocations in the Capital Markets

Since 2007, the United States’ capital markets have experienced extensive distress and dislocation due to the global economic downturn and credit crisis. As a result of the dislocation in the capital markets, our borrowing costs increased dramatically in our premium finance business and we were unable to access traditional sources of capital to finance the acquisition and sale of structured settlements. At certain points, we were unable to obtain any debt financing. With the net proceeds of this offering, we intend to operate our premium finance business without relying on debt financing.

Premium Finance.  Market conditions have forced us, and we believe many of our competitors, to pay higher interest rates on borrowed capital since the beginning of 2008. However, because we were a relatively new company with few maturing debt obligations, the credit crisis presented an opportunity for us to gain market share and create brand recognition while we believe many of our competitors experienced financial distress.

Every credit facility we have entered into since December 2007 for our premium finance business has required us to obtain lender protection insurance for each loan originated under such credit facility. We have obtained lender protection insurance from Lexington Insurance Company (“Lexington”), whom we also refer to as our lender protection insurer, a subsidiary of American International Group, Inc. (“AIG”). This coverage provides insurance on the value of the life insurance policy serving as collateral underlying the loan. This insured value is not directly correlated to any portion of the loan. The lender protection insurer limits the insured value to an amount equal to or less than its determination of the value of the life insurance policy underlying our premium finance loan based on its own models and assumptions, which may be equal to or less than the carrying value of the loan receivable. The insured value is determined at the time the premium finance loan is made and is not subject to change or adjustment during the term of the loan.

Subject to the terms and conditions of the lender protection insurance policy, after a payment default by the borrower, our lender protection insurer has the right to direct control or take beneficial ownership of the life insurance policy serving as collateral underlying the loan and we are paid a claim equal to the insured value of such life insurance policy. For loans that matured during the nine months ended September 30, 2010 and during the year ended December 31, 2009, 97% and 85%, respectively, of such loans were not repaid in cash from the borrower at maturity and 92.5% and 48.3% of the defaulting loans during the nine months ended September 30, 2010 and during the year ended December 31, 2009, had lender protection insurance. In instances where the loan was not repaid in cash from the borrower, we typically have received the right to take control of the policy from the borrower. In order to make a claim under the lender protection insurance, the lender protection insurance policy required that we must demonstrate to Lexington that we have received the right to the life insurance policy. We have typically been able to do so within 30 days of loan maturity on all loans with lender protection insurance that have matured to date.

Since 2008, the cost of our lender protection insurance has ranged from 8.5% to 11% per annum of the principal balance of the loans. While lender protection insurance provides us with liquidity, it prevents us from realizing the appreciation, if any, of the underlying policy when a borrower relinquishes ownership of the policy upon default. Currently, we are only originating premium finance loans with lender protection insurance. After December 31, 2010, we do not expect to originate premium finance loans with lender protection insurance.

We have experienced two adverse consequences from our high financing costs: reduced profitability and decreased loan originations. While the use of lender protection insurance allows us to access debt financing to support our premium finance business, the cost of lender protection insurance substantially reduces our profitability. Additionally, there are coverage limitations related to our use of lender protection insurance that have reduced the number of otherwise viable premium finance transactions that we could originate. We believe that the net proceeds from this offering will allow us to increase the profitability and number of new premium finance loans by eliminating the cost of debt financing and lender protection insurance and the limitations on loan originations that our lender protection insurance imposes.

The following table shows our total financing cost per annum for funding our premium finance loans as a percentage of the principal balance of the loans originated during the following periods:

	Year Ended December 31,			Nine Months Ended September 30,
	2007	2008	2009	2009	2010

Lender protection insurance cost	—	8.5%	10.9%	11.0%	10.4%
Interest cost and other lender funding charges under credit facilities	14.5%	13.7%	18.2%	18.5%	20.7%

Total financing cost	14.5%	22.2%	29.1%	29.5%	31.1%

Structured Settlements.  During 2008 and 2009, market conditions required us to offer discount rates as high as 12% in order to complete sales of structured settlements. During this period, we continued to invest heavily in our structured settlement infrastructure. This investment is benefiting us today because we have found that some structured settlement recipients sell portions of their future payment streams in multiple transactions. As our business matures and grows, our structured settlement business has been, and should continue to be, bolstered by additional transactions with existing customers and additional purchases of structured settlements with new customers. Purchases from past customers increase overall transaction volume and also decrease average transaction costs.

Competitive Strengths

We believe our competitive strengths are:

•	Complementary mix of business lines. Unlike many of our competitors who are focused on either structured settlements or premium financings, we operate in both lines of business. This diversification provides us with a complementary mix of business lines as the revenues generated by our structured settlement business are generally short-term cash receipts in comparison to the revenue from our premium financing business which is collected over time.

•	Scalable and cost-effective infrastructure. We have created an efficient, cost-effective, scalable infrastructure that complements our businesses. We have developed proprietary systems and models that allow for cost-effective review of both premium finance and structured settlement transactions that utilize our underwriting standards and guidelines. Our systems allow us to efficiently process transactions while maintaining our underwriting standards. As a result of our investments in our infrastructure, we have developed a structured settlement business model that we believe has sufficient scalability to permit our structured settlement business to continue to grow efficiently.

•	Barriers to entry. We believe that there are significant barriers to entry into the premium financing and structured settlement businesses. With respect to premium finance, obtaining the requisite state licenses and developing a network of referring agents is time intensive and expensive. With respect to structured settlements, the various state regulations require special knowledge as well as a network of attorneys experienced in obtaining court approval of these transactions. Our management and key personnel from our premium finance and structured settlement businesses are experienced in these specialized businesses and, in many cases, have more than half a decade of experience working together at Imperial and at prior employers. Our management team has significant experience operating in this highly regulated industry.

•	Strength and financial commitment of management team with proven track record. Our senior management team is experienced in the premium finance and structured settlement industries. In the mid-1990s, several members of our management team worked together at Singer Asset Finance, where they were early entrants in structured settlement asset classes. After Singer was acquired in 1997 by Enhance Financial Services Group Inc., several members of our senior management team joined Peach Holdings, Inc. At Peach Holdings, they held senior positions, including Chief Operating Officer, Head of Life Finance and Head of Structured Settlements. In addition, Antony Mitchell, our chief executive officer, and Jonathan Neuman, our president and chief operating officer, each have over $7 million of their own capital invested in our company. This financial commitment aligns the interests of our principal executive officers with those of our shareholders.

Strategy

Guided by our experienced management team, with the net proceeds from this offering, we intend to pursue the following strategies in order to increase our revenues and generate net profits:

•	Reduce or eliminate the use of debt financing in our premium finance business. The capital generated by this offering will enable us to fund new premium finance loans and provide us with the option to retain investments in life insurance policies that we acquire upon relinquishment by our borrowers without the need for additional debt financing. In contrast to our existing leveraged business model that has made us reliant on third-party financing that is often unavailable or expensive, we intend to use equity capital from this offering to engage in premium finance transactions at profit margins significantly greater than what we have historically experienced. In the future, we expect to consider debt financing for our premium finance transactions and structured settlement purchases only if such financing is available on attractive terms.

•	Eliminate the use of lender protection insurance. With the proceeds of this offering, we will no longer require debt financing and lender protection insurance for new premium finance business. As a result, we expect to experience considerable cost savings, and in addition expect to be able to originate more premium finance loans because we will not be subject to coverage limitations imposed by our lender protection insurer that have reduced the number of loans that we can originate.

•	Continue to develop structured settlement database. We intend to increase our marketing budget and grow our sales staff in order to increase the number of leads in our structured settlement database and to originate more structured settlement transactions. As our database of structured settlements grows, we expect that our sales staff will be able to increase our transaction volume due in part to repeat transactions from our existing customers.

Our Organization and Corporate Conversion

Imperial Holdings, LLC was organized on December 15, 2006. Our principal executive offices are located at 701 Park of Commerce Boulevard, Suite 301, Boca Raton, Florida 33487 and our telephone number is (561) 995-4200. Our website address is www.imprl.com. The information on or accessible through our website is not part of this prospectus.

Prior to closing this offering, Imperial Holdings, LLC will convert from a Florida limited liability company to a Florida corporation. In connection with the corporate conversion, each class of limited liability company interest (including all accrued and unpaid dividends thereon) of Imperial Holdings, LLC and all principal and accrued and unpaid interest outstanding under our promissory note in favor of IMPEX Enterprises, Ltd. will be converted into shares of common stock of Imperial Holdings, Inc. Following the corporate conversion and immediately prior to the closing of this offering, a $30.0 million debenture will be converted into shares of our common stock. See “Corporate Conversion” on page 35 for further information regarding the corporate conversion.

The principal subsidiaries that comprise our corporate structure, giving effect to the corporate conversion, are as follows:

•	Imperial Premium Finance, LLC is a licensed insurance premium financer that originates and services our premium finance transactions.

•	Imperial Life and Annuity Services, LLC is a licensed insurance agency that receives agency fees from referring life insurance agents in connection with our premium finance transactions.

•	Imperial Life Settlements, LLC is a licensed life/viatical settlement provider.

•	Imperial Finance & Trading, LLC employs all of our staff and provides services to each of our other operating subsidiaries.

•	Washington Square Financial, LLC originates and services our structured settlement transactions.

The Offering

Shares of common stock offered by us	16,666,667 shares.

Over-allotment shares of common stock offered by us	2,500,000 shares.

Shares of common stock to be outstanding after the offering	20,266,667 shares.

Use of proceeds	We estimate that our net proceeds from this offering will be approximately $228.3 million, after deducting the estimated underwriting discounts and commissions and our estimated offering expenses, and, if the underwriters exercise their over-allotment in-full, we estimate that our net proceeds will be approximately $263.2 million. We intend to use approximately $175.0 million of the net proceeds to support our premium finance transactions, up to $30.0 million of the net proceeds to support our structured settlement activities and any remaining proceeds for general corporate purposes. See “Use of Proceeds.”

Dividend policy	We do not expect to pay any cash dividends on our common stock for the foreseeable future. We currently intend to retain any future earnings to finance our operations and growth. Any future determination to pay cash dividends on our common stock will be at the discretion of our board of directors and will be dependent on our earnings, financial condition, operating results, capital requirements, any contractual, regulatory and other restrictions on the payment of dividends by us or by our subsidiaries to us, and other factors that our board of directors deems relevant.

Exchange listing	We have been approved to list our common stock on the New York Stock Exchange, subject to official notice of issuance, under the symbol “IFT.”

The number of shares of our common stock outstanding after this offering:

•	reflects the consummation of the corporate conversion, pursuant to which all outstanding common and preferred limited liability company units (including all accrued and unpaid dividends thereon) and all principal and accrued and unpaid interest outstanding under our promissory note in favor of IMPEX Enterprises, Ltd. will be converted into 1,573,000 shares of our common stock;

•	reflects the conversion, immediately prior to the closing of this offering, of a $30.0 million debenture into 2,000,000 shares of our common stock at the midpoint of the price range on the cover of this prospectus as described under “Corporate Conversion;”

•	reflects the issuance of 27,000 shares of common stock to two of our employees pursuant to the terms of each of their respective phantom stock agreements;

•	excludes up to 2,500,000 shares of common stock that may be issued pursuant to the underwriters’ over-allotment option;

•	excludes 4,053,333 shares of common stock issuable upon the exercise of warrants that will be issued to our existing shareholders prior to the closing of this offering and 500,000 shares of common stock issuable upon the exercise of warrants that will be issued to our existing stockholders in connection with the closing of the underwriters’ over-allotment option as described in “Description of Capital Stock — Warrants”; and

•	excludes 1,200,000 additional shares of common stock available for future issuance under our 2010 Omnibus Incentive Plan (the “Omnibus Plan”).

Summary Historical and Unaudited
Pro Forma Consolidated and Combined Financial and Operating Data

The following tables set forth summary historical and unaudited pro forma consolidated and combined financial and operating data of Imperial Holdings, LLC (to be converted into Imperial Holdings, Inc. prior to the closing of this offering) on or as of the dates and for the periods indicated. The summary unaudited pro forma financial data for the year ended December 31, 2009 and the nine-month period ended September 30, 2010 give pro forma effect to the corporate conversion and conversion of promissory notes as if they had occurred on the first day of the periods presented. The summary unaudited pro forma financial and operating data set forth below are presented for information purposes only, should not be considered indicative of actual results of operations that would have been achieved had the corporate conversion been consummated on the dates indicated, and do not purport to be indicative of balance sheet data or income statement data as of any future date or future period. The summary historical and unaudited pro forma consolidated financial and operating data presented below should be read together with the other information contained in this prospectus, including “Selected Historical and Unaudited Pro Forma Consolidated and Combined Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated and combined financial statements, including notes to those consolidated and combined financial statements appearing elsewhere in this prospectus.

We have derived the summary historical financial data as of December 31, 2009, 2008 and 2007, from the historical audited consolidated and combined financial statements of Imperial Holdings, LLC included elsewhere in this prospectus. The summary historical financial data for the nine-month periods ended September 30, 2010 and 2009 were derived from the unaudited consolidated and combined financial statements of Imperial Holdings, LLC included elsewhere in this prospectus. The historical results for Imperial Holdings, LLC for any prior period are not necessarily indicative of the results to be expected in any future period.

	Historical					Pro Forma
								Nine
						Year		Months
				Nine Months Ended		Ended		Ended
	Years Ended December 31,			September 30,		Dec. 31,		September 30,
	2007	2008	2009	2009	2010	2009		2010
				(Unaudited)		(Unaudited)
	(In thousands, except share data)

Income
Agency fee income	$24,515	$48,004	$26,114	$20,216	$9,099	$26,114		$9,099
Interest income	4,888	11,914	21,483	15,843	15,795	21,483		15,795
Origination fee income	526	9,399	29,853	21,865	16,728	29,853		16,728
Gain on sale of structured settlements	—	443	2,684	499	4,848	2,684		4,848
Gain on forgiveness of debt	—	—	16,410	14,886	6,968	16,410		6,968
Gain on sale of life settlements	—	—	—	—	1,954	—		1,954
Change in fair value of life settlements and structured settlement receivables	—	—	—	—	4,805	—		4,805
Other income	2	47	71	53	195	71		195

Total income	29,931	69,807	96,615	73,362	60,392	96,615		60,392

Expenses
Interest expense(3)	1,343	12,752	33,755	24,710	24,244	30,479	(1)	21,787	(1)
Provision for losses on loans receivable	2,332	10,768	9,830	6,705	3,514	9,830		3,514
Loss (gain) on loan payoffs and settlements, net	(225)	2,738	12,058	11,279	4,320	12,058		4,320
Amortization of deferred costs	126	7,569	18,339	13,101	22,601	18,339		22,601
Selling, general and administrative expenses(3)	24,335	41,566	31,269	22,997	22,118	31,269		22,118
Provision for income taxes	—	—	—	—	—	—	(2)	—	(2)

Total expenses	27,911	75,393	105,251	78,792	76,797	101,975		74,340

Net income (loss)	$2,020	$(5,586)	$(8,636)	$(5,430)	$(16,405)	$(5,360)		$(13,948)

Earnings per Share
Basic and diluted						$(1.49)		$(3.87)

Weighted Average Common Shares Outstanding
Basic and diluted						3,600,000		3,600,000

(1)	Reflects a reduction of interest expense of $3.3 million for the year ended December 31, 2009 and $2.5 million for the nine months ended September 30, 2010, due to the conversion of our promissory note in favor of IMPEX Enterprises, Ltd. into shares of our common stock, which will occur prior to the closing of this offering, and the conversion of our promissory note in favor of Branch Office of Skarbonka Sp. z o.o into a $30.0 million debenture, and the conversion of that $30.0 million debenture into shares of our common stock, which will occur immediately prior to the closing of this offering.

(2)	The results of the Company being treated for the pro forma presentation as a “C” corporation resulted in no impact to the consolidated and combined balance sheet or statements of operations for the pro forma periods presented. The primary reasons for this are that the losses produce no current benefit and any net operating losses generated and other deferred tax assets (net of deferred tax liabilities) would be fully reserved due to historical operating losses. The Company, therefore, has not recorded any pro forma tax provision.

(3)	Includes amounts for related parties. Refer to our consolidated and combined financial statements for detail.

	As of
	December 31, 2009	As of September 30, 2010
					Pro Forma As
	Actual	Actual	Pro Forma		Adjusted(3)
		(Unaudited)
	(In thousands, except share data)

Assets:
Cash and cash equivalents	$15,891	$3,685	$8,685	(1)	$238,919	(3)
Restricted cash	—	643	643		643
Certificate of deposit — restricted	670	877	877		877
Agency fees receivable, net of allowance for doubtful accounts	2,165	736	736		736
Deferred costs, net	26,323	11,455	11,455		9,532
Interest receivable, net	21,034	17,175	17,175		17,175
Loans receivable, net	189,111	121,564	121,564		121,564
Structured settlements receivables, net	152	10,554	10,554		10,554
Investment in life settlements, at estimated fair value	4,306	8,846	8,846		8,846
Investment in life settlement fund	542	1,270	1,270		1,270
Prepaid expenses and other assets	3,526	4,163	4,163		4,163

Total assets	$263,720	$180,968	$185,968		$414,279

Liabilities:
Accounts payable and accrued expenses(4)	$3,170	$4,210	$4,210		$4,210
Payable for purchase of structured settlements	—	7,094	7,094		7,094
Lender protection insurance claim received in advance		60,645	60,645		60,645
Interest payable(4)	12,627	16,172	12,811	(2)	12,811
Notes payable(4)	231,064	82,393	62,539	(2)	62,539

Total liabilities	$246,861	$170,514	$147,299		$147,299
Member units — preferred (500,000 authorized in the aggregate)
Member units — Series A preferred (90,796 issued and outstanding, actual; 0 issued and outstanding, pro forma and pro forma as adjusted)	4,035	4,035	—	(1)	—
Member units — Series B preferred (50,000 issued and outstanding, actual; 0 issued and outstanding, pro forma and pro forma as adjusted)	5,000	5,000	—	(1)	—
Member units — Series C preferred (70,000 issued and outstanding, actual; 0 issued and outstanding, pro forma and pro forma as adjusted)	—	7,000	—	(1)	—
Member units — Series D preferred (7,000 issued and outstanding, actual; 0 issued and outstanding, pro forma and pro forma as adjusted)	—	700	—	(1)	—
Member units — Series E preferred (73,000 issued and outstanding, actual; 0 issued and outstanding, pro forma and pro forma as adjusted)		7,300	—	(1)	—
Subscription receivable	—	(5,000)	—	(1)	—
Member units — common (500,000 authorized; 450,000 issued and outstanding, actual; 0 issued and outstanding, pro forma and pro forma as adjusted)	19,924	19,924	—	(1)	—
Common stock	—	—	36	(1)(2)	203	(3)
Paid-in capital	—	—	67,138	(1)(2)	295,282	(3)
Retained earnings (accumulated deficit)	(12,100)	(28,505)	(28,505)		(28,505)

Total members’/stockholders’ equity	16,859	10,454	38,669		266,980

Total liabilities and members’/stockholders’ equity	$263,720	$180,968	$185,968		414,279

(1)	Reflects the conversion of all common and preferred limited liability company units of Imperial Holdings, LLC into shares of our common stock. Also reflects the cash received in October, 2010 of $5.0 million related to a subscription receivable for the September 2010 sale of 50,000 Series E preferred units, which will also be converted into shares of our common stock as a result of the corporate conversion. Does not reflect the sale of 110,000 Series F preferred units effective December 31, 2010, which were issued in exchange for a promissory note, and therefore have no effect on stockholders’ equity.

(2)	Reflects the issuance and conversion of a $30.0 million debenture into shares of our common stock immediately prior to the closing of this offering. Also reflects the conversion of all principal and accrued interest outstanding under our promissory note in favor of IMPEX Enterprises, Ltd. into shares of common stock of Imperial Holdings, Inc. as a result of the corporate conversion.

(3)	Reflects our sale of 16,666,667 shares of common stock at an initial public offering price of $15.00 per share, which is the midpoint of the price range on the cover of this prospectus, after the deduction of the underwriting discounts and commissions and the estimated offering expenses payable by us.

(4)	Includes amounts payable to related parties. Refer to our consolidated and combined financial statements for detail.

Premium Finance Segment — Selected Operating Data (dollars in thousands):

				Three Months Ended		Nine Months Ended
	Year Ended December 31,			September 30,		September 30,
	2007	2008	2009	2009	2010	2009	2010

Period Originations:
Number of loans originated	196	499	194	23	15	145	86
Principal balance of loans originated	$44,501	$97,559	$51,573	$7,385	$2,788	$39,030	$18,245
Aggregate death benefit of policies underlying loans originated	$794,517	$2,283,223	$942,312	$130,600	$62,500	$708,910	$417,275
Selling general and administrative expenses	$15,082	$21,744	$13,742	$2,623	$2,495	$11,165	$7,234
Average Per Origination During Period:
Age of insured at origination	75.5	74.9	74.9	74.1	75.0	74.7	74.0
Life expectancy of insured (years)	12.9	13.2	13.2	13.2	14.1	13.4	14.1
Monthly premium (year after origination)	$14.0	$14.9	$16.0	$18.8	$13.1	$16.3	$13.9
Death benefit of policies underlying loans originated	$4,053.7	$4,575.6	$4,857.3	$5,678.3	$4,166.7	$4,889.0	$4,852.0
Principal balance of the loan	$227.0	$195.5	$265.8	$321.1	$185.8	$269.2	$212.1
Interest rate charged	10.5%	10.8%	11.4%	11.5%	11.5%	11.5%	11.5%
Agency fee	$125.1	$96.2	$134.6	$153.4	$92.1	$139.4	$105.8
Agency fee as % of principal balance	55.1%	49.2%	50.6%	47.8%	49.6%	51.8%	49.9%
Origination fee	$45.8	$77.9	$118.9	$138.4	$76.5	$114.7	$88.5
Origination fee as % of principal balance	20.2%	39.9%	44.7%	43.1%	41.1%	42.6%	41.7%
End of Period Loan Portfolio
Loans receivable, net	$43,650	$148,744	$189,111	$187,330	$121,564	$187,330	$121,564
Number of policies underlying loans receivable	265	702	692	706	426	706	426
Aggregate death benefit of policies underlying loans receivable	$1,065,870	$2,895,780	$3,091,099	$3,296,937	$2,120,587	$3,296,937	$2,120,587
Number of loans with insurance protection	—	494	631	613	403	613	403
Loans receivable, net (insured loans only)	$—	$118,864	$177,137	$169,455	$116,115	$169,455	$116,115
Average Per Loan:
Age of insured in loans receivable	76.3	75.3	75.4	75.5	74.3	75.5	74.3
Life expectancy of insured (years)	12.4	13.9	14.5	14.2	15.1	14.2	15.1
Monthly premium	$7.7	$9.1	$8.5	$8.3	$6.7	$8.3	$6.7
Loan receivable, net	$181.9	$211.9	$273.3	$265.3	$285.4	$265.3	$285.4
Interest rate	10.2%	10.4%	10.9%	10.7%	11.3%	11.2%	11.3%
End of Period — Policies Owned
Number of policies owned	—	—	27	20	31	20	31
Aggregate fair value	$—	$—	$4,306	$1,711	$8,846	$1,711	$8,846
Monthly premium — average per policy	$—	$—	$2.8	$2.2	$5.2	$2.2	$5.2

Structured Settlements Segment — Selected Operating Data (dollars in thousands):

				Three Months Ended		Nine Months Ended
	Year Ended December 31,			September 30,		September 30,
	2007	2008	2009	2009	2010	2009	2010

Period Originations:
Number of transactions	10	276	396	102	138	275	385
Number of transactions from repeat customers	—	23	52	10	48	32	96
Weighted average purchase discount rate	11.0%	12.0%	16.3%	17.1%	20.1%	16.1%	19.3%
Face value of undiscounted future payments purchased	$701	$18,295	$28,877	$8,094	$13,458	$20,460	$33,713
Amount paid for settlements purchased	$369	$8,010	$10,947	$2,908	$2,959	$7,894	$9,099
Marketing costs	$2,056	$5,295	$4,460	$1,087	$1,168	$3,479	$3,561
Selling, general and administrative (excluding marketing costs)	$666	$4,475	$5,015	$1,298	$1,957	$3,257	$5,294
Average Per Origination During Period:
Face value of undiscounted future payments purchased	$70.1	$66.3	$72.9	$79.4	$97.5	$74.4	$87.6
Amount paid for settlement purchased	$36.9	$29.0	$27.6	$28.5	$21.4	$28.7	$23.6
Time from funding to maturity (months)	80.3	113.8	109.7	113.4	147.3	109.2	134.3
Marketing cost per transaction	$205.6	$19.2	$11.3	$10.7	$8.5	$12.7	$9.2
Segment selling, general and administrative (excluding marketing costs) per transaction	$66.6	$16.2	$12.7	$12.7	$14.2	$11.8	$13.8
Period Sales:
Number of transactions sold	—	226	439	—	72	96	291
Gain on sale of structured settlements	$—	$443	$2,684	$24	$1,585	$499	$4,848
Average sale discount rate	—	10.8%	11.5%	—	9.6%	11.1%	9.1%

RISK FACTORS

An investment in our common stock involves a number of risks. Before making a decision to purchase our common stock, you should carefully consider the following information about these risks, together with the other information contained in this prospectus. Many factors, including the risks described below, could result in a significant or material adverse effect on our business, financial condition and results of operations. If this were to happen, the price of our common stock could decline significantly and you could lose all or part of your investment.

Risk Factor Relating to the Dislocations in the Capital Markets

Difficult conditions in the credit and equity markets have adversely affected and may continue to adversely affect the growth of our business, our financial condition and results of operations.

Since 2007, the United States’ capital markets have experienced extensive distress and dislocation due to the global economic downturn and credit crisis. As a result of this dislocation in the capital markets, our borrowing costs increased dramatically in our premium finance business, and we were unable to access traditional sources of capital to finance the acquisition and sale of structured settlements. At certain points, we were unable to obtain any debt financing. Furthermore, such market conditions forced us to obtain lender protection insurance for our premium finance loans. The cost of this insurance, together with our credit facility interest rate costs, has resulted in total average financing costs of approximately 31.1% per annum of the principal balance of the loans as of September 30, 2010. Our ability to grow depends, in part, on our ability to increase transaction volume in each of our businesses, while successfully managing our growth, and on our ability to access sufficient capital or enter into financing arrangements on favorable terms. With the net proceeds from this offering, we expect to rely on equity financing and our existing debt financing arrangements to fund our business going forward. However, should additional financing be needed in the future, continued or future dislocations in the capital markets may adversely affect our ability to obtain debt or equity financing. In addition, the future availability of lender protection insurance may affect our ability to obtain debt financing for our premium finance business should additional debt financing be needed. Our current provider of lender protection insurance has informed us that it will cease providing us with lender protection insurance upon the earlier of (i) the completion of this offering or (ii) December 31, 2010. This decision by our current provider of lender protection insurance only addresses future loans and does not impact our existing premium finance loans. Lender protection insurance on our existing loans will continue for the life of such loans. If we are unable to access sufficient capital or enter into financing arrangements on favorable terms in the future, the growth of our business, our financial condition and results of operations may be materially adversely affected.

Risk Factors Related to Premium Finance Transactions

Uncertainty in valuing the life insurance policies collateralizing our premium finance loans can affect the fair value of the collateral and if the fair value of the collateral decreases, we will incur losses.

We evaluate all of our premium finance loans for impairment, on a monthly basis, based on the fair value of the underlying life insurance policies, as the collectability is primarily dependent on the fair value of the policy serving as collateral. For loans without lender protection insurance, the fair value of the policy is determined using our valuation model, which is a Level 3 fair value measurement. See “Management’s Discussion and Analysis — Critical Accounting Policies — Fair Value Measurement Guidance.” For loans with lender protection insurance, the insured value is also considered when determining the fair value of the life insurance policy. The lender protection insurer limits the amount of coverage to an amount equal to or less than its determination of the value of the life insurance policy underlying our premium finance loan based on the lender protection insurer’s own models and assumptions. For all loans, the amount of impairment, if any, is calculated as the difference in the fair value of the life insurance policy and the carrying value of the loan. A loan impairment valuation is established as losses on our loans are estimated and charged to the provision for losses on loans receivable, and the provision is charged to earnings. Once established, the loan impairment valuation cannot be reversed to earnings.

In the ordinary course of business, a large portion of our borrowers may default by not paying off the loan and relinquish beneficial ownership of the life insurance policy to us in exchange for our release of the underlying loan. When this occurs, we record the investment in the policy at fair value. At the end of each reporting period, we re-value the life insurance policies we own. If the calculation results in an adjustment to the fair value of the policy, we record this as a change in fair value of our investment in life insurance policies.

This evaluation of the fair value of life insurance policies is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. Using our valuation model, we determine the fair value of life insurance policies using a discounted cash flow basis, incorporating current life expectancy assumptions. The discount rate incorporates current information about market interest rates, the credit exposure to the insurance company that issued the life insurance policy and our estimate of the risk margin an investor in the policy would require. To determine the life expectancy of an insured, we utilize medical reviews from four different medical underwriters. The health of the insured is summarized by the medical underwriters into a life assessment which is based on the review of historical and current medical records. The medical underwriter assesses the characteristics and health risks of the insured in order to quantify the health into a mortality rating that represents their life expectancy. The probability of mortality for an insured is then calculated by applying the life expectancy estimate to an actuarial table.

Insurable interest concerns regarding a life insurance policy can also adversely impact its fair value. A claim or the perceived potential for a claim for rescission by an insurance company or by persons with an insurable interest in the insured of a portion of or all of the policy death benefit can negatively impact the fair value of a life insurance policy.

If the calculation of fair value results in a decrease in value, we record this reduction as a loss. As and when loan impairment valuations are established due to the decline in the fair value of the policies collateralizing our loans, our net income will be reduced by the amount of such impairment valuations in the period in which the valuations are established, and as a result our business, financial condition and results of operations may be materially adversely affected.

Our success in operating our premium finance business will be dependent upon using equity financing rather than debt financing and lender protection insurance, and making accurate assumptions about life expectancies so that we may maintain adequate cash balances to pay premiums.

With the net proceeds of this offering, we intend to fund our new premium finance business with equity financing instead of relying on debt financing and lender protection insurance. Without lender protection insurance on our loans, we expect to have the option to retain a number of life insurance policies that we expect borrowers will relinquish to us in the event of default, instead of taking the direction of our lender protection insurer with respect to the disposition of such life insurance policies. If we retain a life insurance policy, we will be responsible for paying all premiums necessary to keep the policy in force. Therefore, our cash flows and the required amount of our cash reserves to pay premiums will become dependent on our assumptions about life expectancies being accurate. By using cash reserves to pay premiums for retained life insurance policies, we will have less cash available for making new premium finance loans as well as less cash available for other business purposes. Adverse changes in fair value of retained life insurance policies will negatively impact our financial statements.

Life expectancies are estimates of the expected longevity or mortality of an insured and are inherently uncertain. A life expectancy obtained on an insured for a life insurance policy may not be predictive of the future longevity or mortality of the insured. Inaccurate forecasting of an insured’s life expectancy could result from, among other things: (i) advances in medical treatment (e.g., new cancer treatments) resulting in deaths occurring later than forecasted; (ii) inaccurate diagnosis or prognosis; (iii) changes to life style habits or the individual’s ability to fight disease, resulting in improved health; (iv) reliance on outdated or incomplete age or health information about the insured, or on information that is inaccurate (whether or not due to fraud or misrepresentation by the insured); or (v) improper or flawed methodology or assumptions in terms of modeling or crediting of medical conditions. In forecasting estimated life expectancies, we utilize third party medical underwriters to evaluate the medical condition and life expectancy of each insured. The firms that provide health assessments and life expectancy information may depend on, among other things, actuarial tables and model inputs for insureds and third-party information from independent physicians who, in turn, may not have personally performed a physical examination of any of the insureds and may have relied solely on reports provided to them by attending physicians with whom they were authorized to communicate. The accuracy of this information has not been and will not be independently verified by us or our service providers.

If these life expectancy valuations underestimate the longevity of the insureds, the actual maturity date of the life insurance policies may therefore be longer than projected. Consequently, we may not have sufficient reserves for payment of insurance premiums and we may allow the policies to lapse, resulting in a loss of our investment in those policies, or if we continue to fund premium payments, the time period within which we could expect to receive a return of our investment in such life insurance policies may be extended, either of which could have a material adverse effect on our business, financial condition and results of operation.

The premium finance business is highly regulated; changes in regulation could materially adversely affect our ability to conduct our business.

The making, enforcement and collection of premium finance loans is extensively regulated by the laws and regulations of many states and other applicable jurisdictions. These laws and regulations vary widely, but often:

•	require that premium finance lenders be licensed by the applicable jurisdiction;

•	require certain disclosure agreements and strictly govern the content thereof;

•	regulate the amount of late fees and finance charges that may be charged if a borrower is delinquent on its payments; and/or

•	allow imposition of potentially significant penalties on lenders for violations of such jurisdiction’s applicable insurance premium finance laws.

In addition, our premium finance transactions are subject to state usury laws, which limit the interest rate that can be charged. While we attempt to structure these transactions to avoid being deemed in violation of usury laws, we cannot assure you that we will be successful in doing so. Loans found to be at usurious interest rates may be voided, which would mean the loss of our principal and interest.

To the extent that more restrictive regulations or more stringent interpretations of existing regulations are adopted in the future, the future costs of compliance with such changes in regulations could be significant and our ability to conduct our business may be materially adversely affected. There is additional regulatory risk with respect to the acquisition of a life insurance policy in the event of a payment default when we are otherwise unable to sell the policy collateralizing our premium finance loan. For example, if a state insurance regulator were to take the position that our premium finance loans or the acquisition of life insurance policies serving as collateral for such loans should be characterized as life settlement transactions subject to applicable regulations, we could be issued a cease and desist order effectively requiring us to suspend premium finance transactions for an indefinite period, and be subject to fines and other penalties.

Our success in our premium finance business depends on maintaining relationships within our referral networks.

We rely primarily upon agents and brokers to refer potential premium finance customers to us. These relationships are essential to our operations and we must maintain these relationships to be successful. We do not have fixed contractual arrangements with the referring agents and brokers and they are free to do business with our competitors. Our ability to build and maintain relationships with our agents and brokers depends upon the amount of agency fees we charge and the value of the services we provide. For the nine months ended September 30, 2010, our top ten agents and brokers referred to us approximately 33.9% and 50.1%, respectively, of our premium finance business, based upon the loan maturity balances of the loans originated during such period. The loss of any of our top-referring agents and brokers could have a material adverse effect on our business, financial condition and results of operations.

If a regulator or court decides that trusts that are formed to own many of the life insurance policies that serve as collateral for our premium finance loans do not have an insurable interest in the life of the insured, such determination could have a material adverse effect on our business, financial condition and results of operations.

All states require that the initial purchaser of a new life insurance policy insuring the life of an individual have an insurable interest in such individual’s life at the time of original issuance of the policy. Whether an insurable interest exists in the context of the purchase of a life insurance policy is critical because, in the absence of a valid insurable interest, life insurance policies are unenforceable under most states’ laws. Where a life insurance policy has been issued to a policyholder without an insurable interest in the life of the individual who is insured, the life insurance company may be able to void or rescind the policy, but must repay to the owner of the policy all premium payments, usually without interest. Even if the insurance company cannot void or rescind the policy, however, the insurable interest laws of a number of states provide that persons with an insurable interest on the life of the insured may have the right to recover a portion or all of the death benefit payable under a policy from a person who has no insurable interest on the life of the insured. These claims can generally only be brought if the policy was originally issued to a person without an insurable interest in the life of the insured. However, some states may require that this insurable interest not only exist at the time that a life insurance policy was issued, but also at any later time that the policy is transferred.

Generally, there are two forms of insurable interests in the life of an individual, familial and financial. Additionally, an individual is deemed to have an insurable interest in his or her own life. It is also a common practice for an individual, as a grantor or settlor, to form an irrevocable trust to purchase and own a life insurance policy insuring the life of the grantor or settlor, where the beneficiaries of the trust are persons who themselves, by virtue of certain familial relationships with the grantor or settlor, also have an insurable interest in the life of the insured. In the event of a payment default on our premium finance loans when we are otherwise unable to sell the underlying policy, we will acquire life insurance policies owned by trusts (or the beneficial interests in the trust itself) that we believe had an insurable interest in the life of the related insureds. However, a state insurance regulatory authority or a court may determine that the trust does not have an insurable interest in the life of the insured. Any such determination could result in our being unable to receive the proceeds of the life insurance policy, which could lead to a total loss of all amounts loaned in the premium finance transaction. Any such loss or losses could have a material adverse effect on our business, financial condition and results of operations.

Premium finance loan originations are susceptible to practices which can invalidate the underlying life insurance policy and subject us to material fines or license suspension or revocation.

Many states in which we do business have laws which define and prohibit stranger-originated life insurance (“STOLI”) practices, which in general involve the issuance of life insurance policies as part of or in connection with a practice or plan to initiate life insurance policies for the benefit of a third party investor who, at the time of the policy issuance, lacked a valid insurable interest in the life of the insured. Most of these statutes expressly provide that premium finance loans that only advance life insurance premiums and certain permissible expenses are not STOLI practices or transactions. Under these statutes, a premium finance loan, as well as any life insurance policy collateralizing such loan, must meet certain criteria or such policy can be invalidated, or deemed unenforceable, in its entirety. We cannot control whether a state regulator or borrower will assert that any of our loans should be treated as STOLI transactions or that the loans do not meet the criteria required under the statutes.

The legality and merit of “investor-initiated” leveraged life insurance products have been questioned by members of the industry, certain life insurance providers and certain regulators. As an illustration, the New York Department of Insurance issued a General Counsel’s opinion in 2005 concluding that arrangements intended to facilitate the procurement of life insurance policies for resale violated New York’s insurable interest statute and may also constitute a violation of New York state’s prohibition against premium rebates/free insurance.

The premium finance industry has been tainted by lawsuits based on allegations of fraud and misconduct. These lawsuits involve allegations of fraud, breaches of fiduciary duty and other misconduct by industry participants. Some of these cases are brought by life insurance companies attacking the original issuance of the policies on insurable interest and fraud grounds. Notwithstanding the litigation in this industry, there is a lack of judicial certainty in the legal standards used to determine the validity of insurable interest supporting a life insurance policy or the existence of STOLI practices. Lawsuits sometimes focus on transfers of equity interests of the policyholder (e.g., beneficial interests of an irrevocable trust holding a policy) that occur very shortly after or contemporaneously with the issuance of the policy or arrangements whereby the premium finance lender, the life insurance agent and the insured agree to transfer the policy to the premium finance lender or another third party shortly after the policy issuance or the “contestability period.” The “contestability period” is a period of time, usually two years, after which the policy cannot be contested by the issuing life insurance company under the terms of the policy other than for the nonpayment of premiums. Some states have adopted exceptions to such limitation for fraud or other similar malfeasance by the policyholder.

While our loan underwriting guidelines are designed to lessen the risks of our participation in STOLI or other business that originates life insurance policies not supported by a valid insurable interest, a regulator’s or carrier’s assertion to the contrary and subsequent successful enforcement could have a material adverse effect on the fair value of the policies collateralizing our premium finance loans and our ability to originate business going forward. In particular, the closer the origination date of a premium finance loan transaction is to the life insurance policy issuance date, there is increasing risk that a life insurance policy may be subject to contest or rescission on the basis that such policy was issued on the basis of a misrepresentation regarding premium financing, as part of STOLI practices or was not supported by a valid insurable interest. As of September 30, 2010, 10.4%, 52.5%, 80.7%, 96.2%, and 99.6%, respectively, of our premium finance loans outstanding were originated within one month, three months, six months, one year and two years, respectively, of the issuance of the underlying life insurance policy. Regulatory, legislative or judicial changes in these areas could materially and adversely affect our ability to participate in the premium finance business and could significantly increase the costs of compliance, resulting in lower revenue or a complete cessation of our premium finance business. In addition, in this arena, regulatory action for statutory or regulatory infractions could involve fines or license suspension or revocation. We may be unable to obtain or maintain the licenses necessary for us to conduct our premium finance business.

The life insurance policies securing our premium finance loans may be subject to contest, rescission and/or non-cooperation by the issuing life insurance company, which may have a material adverse effect on our business, financial condition and results of operations.

Our premium finance loans are secured by the underlying life insurance policy. If the underlying policy is subject to contest or rescission, the fair value of the collateral could be reduced to zero. Life insurance policies may generally be contested or rescinded by the issuing life insurance company within the contestability period and sometimes beyond the contestability period, depending on the grounds for rescission and applicable law. Misrepresentations, fraud, omissions or lack of insurable interest can, in some instances, form the basis of loss of right to payment under a life insurance policy for many years beyond the contestability period. Whether or not there exists a reasonable legal basis for a contest or rescission, it can result in a cloud on the title or collectability of the policy. Contestation can be based upon any material misrepresentation or omission made in the life insurance policy application, even if unintentional. Misleading or incomplete answers by the insured to any questions asked by the insurance carrier regarding the financing of premiums, the policyholder’s net worth or the insured’s health and medical history and condition as well as to any other questions on a life insurance policy application, can lead to claims that a material misrepresentation or omission was made and may give rise to the insurance carrier’s right to void, contest or rescind the policy. Lack of a valid insurable interest of the life insurance policy owner in the insured also may give rise to the insurance carrier’s right to void, contest or rescind the policy. Although we obtain representations and warranties from the insured, policyholders and referring agents, we may not know whether the applicants for any of our policies have made any material misrepresentations or omissions on the policy applications, or whether the policy owner has a valid insurable interest in the insured, and as such, the policies securing our loans are subject to the risk of contestability or rescission. In addition, some insurance carriers have contested policies as STOLI arrangements, specifically citing the existence of certain nonrecourse premium financing arrangements as a basis to challenge the validity of the policies used to collateralize the financing. A policy may be voided or rescinded by the insurance carrier if found to be a STOLI policy where a valid insurable interest did not exist in the insured at policy inception. From time to time, an insurance carrier has challenged the validity of a policy securing one of our premium finance loans, but the impact on our business from these challenges has not been significant to date. Future challenges to the policies that we own or hold as collateral for our premium finance loans may have a material adverse effect on our business, financial condition and results of operations.

If the insurance company successfully contests or rescinds a policy, the policy will be declared void, and in such event, the insurance company’s liability would be limited to a refund of all the insurance premiums paid for the policy without any accrued interest. While defending an action to contest or rescind a policy, premium payments may have to continue to be made to the life insurance company. Furthermore, a life insurance company may refuse to refund any of the premiums paid and seek to retain them as an offset to damages it claims to have suffered in connection with the issuance of the life insurance policy. Additionally, the issuing insurance company may refuse to cooperate with us by not providing information, processing notices and/or paperwork required to document the transaction. Hence, in the case of a contest or rescission, premiums paid to the carrier (including those paid during the pendency of a contest or rescission action) may not be refunded. If they are not, we may suffer a complete loss with respect to this portion of the loan amount which may adversely affect our business, financial condition and results of operations.

Premium financed life insurance policies are susceptible to a higher risk of fraud and misrepresentation in life insurance applications.

While fraud and misrepresentation by applicants and potential insureds in completing life insurance applications (especially with respect to the health and medical history and condition of the potential insured as well as the applicant’s net worth) exist generally in the life insurance industry, such risk of fraud and misrepresentation is heightened in connection with life insurance policies for which the premiums are financed through premium finance loans. In particular, there is a significant risk that applicants and potential insureds may not answer truthfully or completely to any questions related to whether the life insurance policy premiums will be financed through a premium finance loan or otherwise, the applicants’ purpose for purchasing the policy or the applicants’ intention regarding the future sale or transfer of the life insurance policy. Such risk may be further increased to the extent life insurance agents communicate to applicants and potential insureds regarding potential premium finance arrangements or transfer of life insurance policies through payment defaults under premium finance loans. In the ordinary course of business, our sales team receives inquiries from life insurance agents and brokers regarding the availability of premium finance loans for their clients. However, any communication between the life insurance agent and the potential policyholder or insured is beyond our control and we may not know whether a life insurance agent discussed with the potential policyholder or the insured the possibility of a premium finance loan by us or the subsequent transfer of the life insurance policy in the event of a payment default under the loan. Consequently, notwithstanding the representations and certifications we obtain from the policyholders, insureds and the life insurance agents, there is a risk that we may finance premiums for policies subject to contest or rescission by the insurance carrier based on fraud or misrepresentation in any information provided to the life insurance company, including the life insurance application.

Our liquidity depends upon a secondary market for life insurance policies.

With respect to a potential sale of a life insurance policy owned by us, the fair value depends significantly on an active secondary market for life insurance, which may contract or disappear depending on the impact of potential government regulation, future economic conditions and/or other market variables. Many investors who invest in life insurance policies are foreign investors who are attracted by potential investment returns from life insurance policies issued by United States life insurers with high ratings and financial strength as well as by the view that such investments are non-correlated assets — meaning changes in the equity or debt markets should not affect returns on such investments. Changes in the value of the United States dollar as well as changes to the ratings of United States life insurers can cause foreign investors to suffer a reduction in the value of their United States dollar denominated investments and reduce their demand for such products. Any of the above factors may result in us selling a policy for less than its fair value, resulting in a loss of profitability.

Delays in payment and non-payment of life insurance policy proceeds may have a material adverse effect on our business, financial condition and results of operations.

A number of arguments may be made by former beneficiaries (including but not limited to spouses, ex-spouses and descendants of the insured) under a life insurance policy, by the beneficiaries of the trust holding the policy, by the estate or legal heirs of the insured or by the insurance company issuing such policy, to deny or delay payment of proceeds following the death of an insured, including arguments related to lack of mental capacity of the insured, contestability or suicide provisions in a policy. In addition, the insurable interest and life settlement laws of certain states may prevent or delay the liquidation of the life insurance policy serving as collateral for a loan. Furthermore, if the death of an insured cannot be verified and no death certificate can be produced, the related insurance company may not pay the proceeds of the life insurance policy until the passage of a statutory period (usually five to seven years) for the presumption of death without proof. Such delays in payment or non-payment of policy proceeds may have a material adverse effect on our business, financial condition and results of operations.

Bankruptcy of the insured, a beneficiary of the trust owning the life insurance policy or the trust itself could prevent a claim under our lender protection insurance policy.

In many instances, individuals establish an irrevocable trust to hold and own their life insurance policy for estate planning reasons. In our premium finance business, the majority of the premium finance borrowers are trusts owning life insurance policies. A bankruptcy of the insured, a bankruptcy of a beneficiary of a trust owning the life insurance policy or a bankruptcy of the trust itself could prevent us from acquiring the life insurance policy following an event of default under the related premium finance loan unless consent of the applicable bankruptcy court is obtained or it is determined that the automatic stay generally arising following a bankruptcy filing is not applicable. A failure to promptly obtain any required bankruptcy court consent within one hundred twenty (120) days following the maturity date of the related premium finance loan could delay or prevent us from making a claim under the lender protection insurance policy for any loss sustained following a default under the premium finance loan. Lender protection insurance insures us against certain risks of loss associated with our premium finance loans, including payment default by the borrower. If a premium finance loan is not repaid, the lender protection insurer, subject to the lender protection insurance policy’s terms and conditions, has the right to direct control or take beneficial ownership of the underlying life insurance policy and we are paid a claim equal to the insured value of the life insurance policy. If we are delayed or otherwise prevented from making a claim under the lender protection insurance policy for any loss sustained following a default under the premium finance loan, additional premium payments will need to be made to keep the life insurance policy in force. As a result, we may be forced to expend additional funds, or borrow funds at unfavorable rates if such financing is even available, in order to fund the premiums or, if we are unable to obtain the necessary funds, we may be forced to allow the policy to lapse, resulting in the loss of the premiums we financed in the transaction. Such events could have a material adverse effect on our business, financial condition and results of operations.

Our lender protection insurance policies have significant exclusions and limitations.

Coverage under our lender protection insurance policies is not comprehensive and each of these policies is subject to significant exclusions, limitations and coverage gaps. In the event that any of the exclusions or limitations to coverage set forth in the lender protection insurance policies are applicable or there is a coverage gap, there will be no coverage for any losses we may suffer, which would have a material adverse effect on our business, financial condition and results of operations. The coverage exclusions include, but are not limited to:

•	the lapse of the related life insurance policy due to the failure to pay sufficient premiums during the term of the applicable premium finance loan;

•	certain losses relating to situations where the life insured has died and there has been a bankruptcy or insolvency of the life insurance company that issued the applicable policy;

•	any loss caused by our fraudulent, illegal, criminal, malicious or grossly negligent acts;

•	a surrender of the related life insurance policy to the issuing life insurance carrier or the sale of such policy or the beneficial interest therein, in each case without the prior written consent of the lender protection insurer;

•	our failure to timely obtain necessary rights, free and clear of any lien or encumbrance, with respect to the applicable life insurance policy as required under the lender protection insurance policy;

•	our failure to timely submit a properly completed proof of loss certificate to the lender protection insurance policy insurer;

•	our failure to timely notify the lender protection insurance policy insurer of:

•	the occurrence of certain prohibited acts, as described in the lender protection insurance policy, or

•	material non-compliance of the related loan with applicable laws, in each case after obtaining actual knowledge of such events;

•	our making of a claim under the lender protection insurance policy knowing the same to be fraudulent; or

•	the related life insurance policy being contested prior to the effective date of the related coverage certificate issued under the lender protection insurance policy and we have actual knowledge of such contest.

Failure to perfect a security interest in the underlying life insurance policy or the beneficial interests therein could result in our interest being subordinated to other creditors.

Payment by the related premium finance loan borrower of amounts owed pursuant to each loan is secured by the underlying life insurance policy or by the beneficial interests in a trust established to hold the insurance policy. If we fail to perfect a security interest in such policy or beneficial interests, our interest in such policy or beneficial interests may be subordinated to those of other parties, including, in the event of a bankruptcy or insolvency, a bankruptcy trustee, receiver or conservator.

Some life insurance companies are opposed to the financing of life insurance policies.

Some United States life insurance companies and their trade associations have voiced concerns about the life settlement and premium finance industries generally and the transfer of life insurance policies to investors. These life insurance companies may oppose the transfer of a policy to, or honoring of a life insurance policy held by, third parties unrelated to the original insured/owner, especially when they may believe the initial premiums for such life insurance policies might have been financed, directly or indirectly, by investors that lacked an insurable interest in the continuing life of the insured. If the life insurance companies seek to contest or rescind life insurance policies acquired by us based on such aversion to the financing of life insurance policies, we may experience a substantial loss with respect to the related premium finance loans and the underlying life insurance policies, which could have a material adverse effect on our business, financial condition and results of operations. These life insurance companies and their trade associations may also seek additional state and federal regulation of the life settlement and premium finance industries. If such additional regulations were adopted, we may experience material adverse effects on our business, financial condition and results of operations.

We are dependent on the creditworthiness of the life insurance companies that issue the policies serving as collateral for our premium finance loans. If a life insurance company defaults on its obligation to pay death benefits on a policy we own, we would experience a loss of our investment, which would have a material adverse effect on our business, financial condition and results of operations.

We are dependent on the creditworthiness of the life insurance companies that issue the policies serving as collateral for our premium finance loans. We assume the credit risk associated with life insurance policies issued by various life insurance companies. Furthermore, there is a concentration of life insurance companies that issue the policies that serve as collateral for our premium finance loans. Over 50% of our premium finance loans outstanding as of September 30, 2010 are secured by life insurance policies issued by four life insurance companies. The failure or bankruptcy of any such life insurance company or annuity company could have a material adverse impact on our ability to achieve our investment objectives. A life insurance company’s business tends to track general economic and market conditions that are beyond its control, including extended economic recessions or interest rate changes. Changes in investor perceptions regarding the strength of insurers generally and the policies or annuities they offer can adversely affect our ability to sell or finance our assets. Adverse economic factors and volatility in the financial markets may have a material adverse effect on a life insurance company’s business and credit rating, financial condition and operating results, and an issuing life insurance company may default on its obligation to pay death benefits on the life insurance policies we acquired following a payment default on our premium finance loans when we are otherwise unable to sell the underlying policy. In such event, we would experience a loss of our investment in such life insurance policies which would have a material adverse effect on our business, financial condition and results of operations.

If a life insurance company is able to increase the premiums due on life insurance policies that we own or finance, it will adversely affect our returns on such life insurance policies.

For any life insurance policies that we own or finance, we will be responsible for paying insurance premiums due. If a life insurance company is able to increase the cost of insurance charged for any of the life insurance policies that we own or finance, the amounts required to be paid for insurance premiums due for these life insurance policies may increase, requiring us to incur additional costs for the life insurance policies, which may adversely affect returns on such life insurance policies and consequently reduce the secondary market value of such life insurance policies. Failure to pay premiums on the life insurance policies when due will result in termination or “lapse” of the life insurance policies. The insurer may in a “lapse” situation view reinstatement of a life insurance policy as tantamount to the issuance of a new life insurance policy and may require the current owner to have an insurable interest in the life of the insured as of the date of the reinstatement. In such event, we would experience a loss of our investment in such life insurance policy.

If an insured reaches age 95 or 100, the policy may terminate.

Some life insurance policies terminate if the insured lives to the age of 100, or in some cases at age 95. Thus if the insured under a policy acquired by us lives beyond that age, we would receive nothing on such life insurance policy as the insurer is relieved of its obligations thereunder. Such termination of a life insurance policy would result in a loss of investment return on such life insurance policy and eliminate any potential proceeds realizable by us from the sale or the maturation of such life insurance policy.

Failure to protect our premium finance transaction clients’ confidential information and privacy could adversely affect our business.

Our premium finance business is subject to privacy regulations and to confidentiality obligations. For example, the collection and use of medical data is subject to national and state legislation, including the Health Insurance Portability and Accountability Act of 1996, or HIPAA. The actions we take to protect such confidential information include, among other things:

•	training and educating our employees regarding our obligations relating to confidential information;

•	actively monitoring our record retention plans and any changes in state or federal privacy and compliance requirements;

•	maintaining secure storage facilities for tangible records; and

•	limiting access to electronic information.

However, if we do not properly comply with privacy regulations and protect confidential information, we could experience adverse consequences, including regulatory sanctions, such as penalties, fines and loss of licenses, as well as loss of reputation and possible litigation.

Risk Factors Related to Structured Settlements

We are dependent on third parties to purchase our structured settlements. Any inability to sell structured settlements or, in the alternative, to access additional capital to purchase structured settlements, may have a material adverse effect on our ability to grow our business, our financial condition and results of operations.

We are dependent on third parties to purchase our structured settlements. Our ability to grow our business depends upon our ability to sell our structured settlements at favorable discount rates and to establish alternative financing arrangements. Third party purchasers or other financing may not be available to us in the future on favorable terms or at all. If such other third party purchasers or other financing are not available, then we may be required to seek additional equity financing, if available, which would dilute the interests of shareholders who purchase common stock in this offering.

We may not be able to continue to sell our structured settlements to third parties at favorable discount rates or obtain financing through borrowings or other means on acceptable terms to satisfy our cash requirements, either of which could have a material adverse effect on our ability to grow our business.

Any change in current tax law could have a material adverse effect on our business, financial condition and results of operations.

The use of structured settlements is largely the result of the favorable federal income tax treatment of such transactions. In 1979, the Internal Revenue Service issued revenue rulings that the income tax exclusion of personal injury settlements applied to related periodic payments. Thus, claimants receiving installment payments as compensation for a personal injury were exempt from all federal income taxation, provided certain conditions were met. This ruling, and its subsequent codification into federal tax law in 1982, resulted in the proliferation of structured settlements as a means of settling personal injury lawsuits. Changes to tax policies that eliminate this exemption of structured settlements from federal taxation could have a material adverse effect on our future profitability. If the tax treatment for structured settlements were changed adversely by a statutory change or a change in interpretation, the dollar volume of structured settlements could be reduced significantly which would also reduce the level of our structured settlement business. In addition, if there were a change in the federal tax code that would result in adverse tax consequences for the assignment or transfer of structured settlements, such change could have a material adverse effect on our business, financial condition and results of operations.

Fluctuations in discount rates or interest rates may decrease our yield on structured settlement transactions.

Our profitability is directly affected by levels of and fluctuations in interest rates. Such profitability is largely determined by the difference, or “spread,” between the discount rate at which we purchase the structured settlements and the discount rate at which we can resell these assets or the interest rate at which we can finance those assets. We may not be able to continue to purchase structured settlements at current or historical discount rates. Structured settlements are purchased at effective yields which are fixed, while rates at which structured settlements are sold, with the exception of forward purchase arrangements, are generally a function of the prevailing market rates for short-term borrowings. As a result, decreases in the discount rate at which we purchase structured settlements or increases in prevailing market interest rates after structured settlements are acquired could have a material adverse effect on our yield on structured settlement transactions, which could have a material adverse effect on our business, financial condition and results of operations.

The insolvency of a holder of a structured settlement could have an adverse effect on our business, financial condition and results of operations.

Our rights to scheduled payments in structured settlement transactions will be adversely affected if any holder of a structured settlement, the special purpose vehicle to which an insurance company assigns its obligations to make payments under the settlement (the “Assumption Party”) or the annuity provider becomes insolvent and/or becomes a debtor in a case under the Bankruptcy Code.

If a holder of a structured settlement were to become a debtor in a case under the Bankruptcy Code, a court could hold that the scheduled payments transferred by the holder under the applicable settlement purchase agreement would not constitute property of the estate of the claimant under the Bankruptcy Code. If, however, a trustee in bankruptcy or other receiver were to assert a contrary position, such as by requiring us (or any securitization vehicle) to establish our right to those payments under federal bankruptcy law or by persuading courts to recharacterize the transaction as secured loans, such result could have a material adverse effect on our business. If the rights to receive the scheduled payments are deemed to be property of the bankruptcy estate of the claimant, the trustee may be able to avoid assignment of the receivable to us.

Furthermore, a general creditor or representative of the creditors (such as a trustee in bankruptcy) of an Assumption Party could make the argument that the payments due from the annuity provider are the property of the estate of such Assumption Party (as the named owner thereof). To the extent that a court would accept this argument, the resulting delays or reductions in payments on our receivables could have a material adverse effect on our business, financial condition and results of operations.

If the identities of structured settlement holders become readily available, it could have an adverse effect on our structured settlement business, financial condition and results of operations.

We do not believe that there are any readily available lists of holders of structured settlements, which makes brand awareness critical to growing market share. We use national television marketing to generate in-bound telephone and internet inquiries and we have built a proprietary database of clients and prospective clients. As of September 30, 2010, we had a database of over 30,000 structured settlement leads. If the identities of structured settlement holders were to become readily available to our competitors or to the general public, we could face increased competition and the value of our proprietary database would be diminished, which would have a negative effect on our structured settlement business, financial condition and results of operations.

Adverse judicial developments could have an adverse effect on our business, financial condition and results of operations.

Adverse judicial developments have occasionally occurred in the structured settlement industry, especially with regard to anti-assignment concerns and issues associated with non-disclosure of material facts and associated misconduct. For example, in the 2008 case of 321 Henderson Receivables, LLC v. Tomahawk, the California County Superior Court (Fresno County, Case No. 08CECG00797 — July 2008 Order (unreported)) ruled that (i) certain structured settlement sales were barred by anti-assignment provisions in the settlement documents, (ii) the transfers were loans, not sales, that violated California’s usury laws and (iii) for similar reasons numerous other court-approved structured settlement sales may be void. Although the Tomahawk decision was subsequently reversed by the California Court of Appeal, the Superior Court decision had a negative effect on the structured settlement industry by casting doubt on the ability of a structured settlement recipient to sell portions of the payment streams. Any similar adverse judicial developments calling into doubt such laws and regulations could materially and adversely affect our investments in structured settlements

Risk Factors Relating to Our General Business

Changes to statutory, licensing and regulatory regimes governing premium financing or structured settlements, including the means by which we conduct such business, could have a material adverse effect on our activities and revenues.

Changes to statutory, licensing and regulatory regimes could result in the enforcement of stricter compliance measures or adoption of additional measures on us or on the insurance companies or annuity providers that stand behind the insurance policies that collateralize our premium finance loans and the structured settlements that we purchase, either of which could have a material adverse impact on our business activities and revenues. Any change to the regulatory regime covering the resale of any of these asset classes, including any change specifically applicable to our activities or to investor eligibility, could restrict our ability to finance, acquire or sell these assets or could lead to significantly increased compliance costs.

Traditionally, the U.S. federal government has not directly regulated the insurance business. Congress recently passed and the President signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act, which we refer to in this prospectus as the “Dodd-Frank Act”, providing for the enhanced federal supervision of financial institutions, including insurance companies in certain circumstances, and financial activities that represent a systemic risk to financial stability or the U.S. economy. Under the Dodd-Frank Act, the Federal Insurance Office will be established within the U.S. Treasury Department to monitor all aspects of the insurance industry. Notwithstanding the creation of the Federal Insurance Office, the Dodd-Frank Act provides that state insurance regulators will remain the primary regulatory authority over insurance and expressly withholds from the Federal Insurance Office and the U.S. Treasury Department general supervisory or regulatory authority over the business of insurance. At this time, we cannot assess whether any other proposed legislation or regulatory changes will be adopted, or what impact, if any, the Dodd-Frank Act or any other legislation or changes could have on our results of operations, financial condition or liquidity.

In addition, we are subject to various federal and state regulations regarding the solicitation of customers. The Federal Communications Commission and Federal Trade Commission have issued rules that provide for a national “do not call” registry. Under these rules, companies are prohibited from contacting any individual who requests to have his or her phone number added to the registry, except in certain limited instances. We are required to continually review the national “do not call” registry to ensure that we do not contact anyone on that registry. In February 2009, we received a citation for violating these rules. In the event we violate these rules in the future, we could be subject to a fine of up to $16,000 per violation or each day of a continuing violation, which could have a material adverse effect on our business, financial condition and results of operations.

Regulation of life settlement transactions as securities under the federal securities laws could lead to increased compliance costs and could adversely affect our ability to acquire or sell life insurance policies.

The Securities and Exchange Commission, or the SEC, recently issued a report recommending that sales of life insurance policies in life settlement transactions be regulated as securities for purposes of the federal securities laws. Although to date we have never purchased a policy directly from a policy owner, any legislation implementing such regulatory change or a change in the transactions that are characterized as life settlement transactions could lead to increased compliance costs and adversely affect our ability to acquire or sell life insurance policies in the future, which could have an adverse effect on our business, financial condition and results of operations.

Negative press from media or consumer advocacy groups and as a result of litigation involving industry participants could have a material adverse effect on our business, financial condition and results of operations.

The premium finance and structured settlement industries periodically receive negative press from the media and consumer advocacy groups and as a result of litigation involving industry participants. A sustained campaign of negative press resulting from media or consumer advocacy groups, industry litigation or other factors could adversely affect the public’s perception of these industries as a whole, and lead to reluctance to sell assets to us or to provide us with third party financing. We also have received negative press from competitors. Any such negative press could have a material adverse effect on our business, financial condition and results of operations.

We have limited operating experience.

Our business operations began in December 2006. Consequently, while certain of our management are very experienced in the premium finance and structured settlement businesses, we have limited operating history in both of our business segments. With the net proceeds of this offering, we expect to have the option to retain a number of life insurance policies that we expect borrowers will relinquish to us in the event of default, instead of taking the direction of our lender protection insurer with respect to the disposition of such life insurance policies. However, since our inception, we have had limited experience managing and dealing in life insurance policies owned by us. Therefore, the historical performance of our operations may be of limited relevance in predicting future performance.

The loss of any of our key personnel could have a material adverse effect on our business, financial condition and results of operations.

Our success depends to a significant degree upon the continuing contributions of our key executive officers including Antony Mitchell, our chief executive officer, and Jonathan Neuman, our president and chief operating officer. These officers have significant experience operating businesses in structured settlements and premium finance transactions, which are highly regulated industries. In connection with this offering, we have entered into employment agreements with each of these executive officers. We do not maintain key man life insurance with respect to any of our executives.

Mr. Mitchell is a citizen of the United Kingdom who is working in the United States as a lawful permanent resident on a conditional basis. In order to retain his lawful permanent residency, Mr. Mitchell will need to apply to have the conditions on his permanent resident status removed prior to March 31, 2011. Although Mr. Mitchell intends to apply to have the conditions on his lawful permanent residency removed, he may not satisfy the requirements to have the conditions removed, or his application to do so may not be approved. The failure to remove the conditions on his permanent residency could result in Mr. Mitchell having to leave the United States or cause him to seek an alternative immigration status in the United States.

The loss of Mr. Mitchell or Mr. Neuman or other executive officers or key personnel could have a material adverse effect on our business, financial condition and results of operations.

We compete with a number of other finance companies and may encounter additional competition.

There are a number of finance companies that compete with us. Many are significantly larger and possess considerably greater financial, marketing, management and other resources than we do. The premium finance business and structured settlement business could also prove attractive to new entrants. As a consequence, competition in these sectors may increase. In addition, existing competitors may increase their market penetration and purchasing activities in one or more of the sectors in which we participate. The availability of the type of insurance policies that meet our actuarial and underwriting standards for our premium finance transactions is limited and sought by many of our competitors. Also, we rely on life insurance agents and brokers to refer premium finance transactions to us, and our competitors may offer better terms and conditions to such life insurance agents and brokers. Increased competition could result in reduced origination volume, reduced discount rates and/or other fees, each of which could materially adversely affect our revenue, which would have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Our Common Stock and This Offering

There has been no prior public market for our common stock, and, therefore, you cannot be certain that an active trading market or a specific share price will be established.

Currently, there is no public trading market for our common stock, and it is possible that an active trading market will not develop upon completion of this offering or that the market price of our common stock will decline below the initial public offering price. We have been approved to list our common stock on the New York Stock Exchange, subject to official notice of issuance, under the symbol “IFT.” The initial public offering price per share will be determined by negotiation among us and the underwriters and may not be indicative of the market price of our common stock after completion of this offering.

The trading price of our common stock may decline after this offering.

The trading price of our common stock may decline after this offering for many reasons, some of which are beyond our control, including, among others:

•	our results of operations;

•	changes in expectations as to our future results of operations, including financial estimates and projections by securities analysts and investors;

•	changes in laws and regulations applicable to structured settlements or premium finance transactions;

•	increased competition for premium finance lending or the acquisition of structured settlements;

•	our ability to secure credit facilities on favorable terms or at all;

•	results of operations that vary from those expected by securities analysts and investors;

•	future sales of our common stock;

•	fluctuations in interest rates, inflationary pressures and other changes in the investment environment that affect returns on invested assets; and

•	volatile and unpredictable developments, including man-made, weather-related and other natural catastrophes or terrorist attacks.

In addition, the stock market in general has experienced significant volatility that often has been unrelated to the operating performance of companies whose shares are traded. These market fluctuations could adversely affect the trading price of our common stock, regardless of our actual operating performance. As a result, the trading price of our common stock may be less than the initial public offering price, and you may not be able to sell your shares at or above the price you pay to purchase them.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. Additionally, since we do not believe that there are other similar public companies involved in both the premium finance business and the structured settlement business as we are, the risk that we may never obtain research coverage by securities and industry analysts is heightened. If no securities or industry analysts commence coverage of us, the trading price for our stock would be negatively impacted. If we obtain securities or industry analyst coverage and if one or more of the analysts who covers us downgrades our stock or publishes inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our stock could decrease, which could cause our stock price and trading volume to decline.

Public investors will suffer immediate and substantial dilution as a result of this offering.

The initial public offering price per share is significantly higher than our pro forma net tangible book value per share of our common stock. Accordingly, if you purchase shares in this offering, you will suffer immediate and substantial dilution of your investment. Based upon the issuance and sale of 16,666,667 shares of our common stock at an assumed initial offering price of $15.00 per share, which is the midpoint of the price range on the cover of this prospectus, less an amount equal to the underwriting discounts and commissions, you will incur immediate dilution of approximately $1.83 in the pro forma net tangible book value per share if you purchase common stock in this offering. In addition, investors in this offering will:

•	pay a price per share that substantially exceeds the pro forma net tangible book value of our assets after subtracting liabilities; and

•	contribute 80.0% of the total amount invested to date to fund us based on an assumed initial offering price to the public of $15.00 per share, which is the midpoint of the price range on the cover of this prospectus, and will own 82.2% of the shares of common stock outstanding after completion of this offering.

Future sales of our common stock may affect the trading price of our common stock and the future exercise of options may lower the price of our common stock.

We cannot predict what effect, if any, future sales of our common stock, or the availability of shares for future sale, will have on the trading price of our common stock. Sales of a substantial number of shares of our common stock in the public market after completion of this offering, or the perception that such sales could occur, may adversely affect the trading price of our common stock and may make it more difficult for you to sell your shares at a time and price that you determine appropriate. Upon completion of this offering, after giving effect to (i) the corporate conversion, pursuant to which all outstanding common and preferred limited liability company units of Imperial Holdings, LLC (including all accrued and unpaid dividends thereon) and all principal and accrued and unpaid interest outstanding under our promissory note in favor of IMPEX Enterprises, Ltd. will be converted into 1,573,000 shares of our common stock; (ii) the issuance of 27,000 shares of common stock to two of our employees pursuant to the terms of each of their respective phantom stock agreements; (iii) the conversion of a $30.0 million debenture into 2,000,000 shares of our common stock at the midpoint of the price range on the cover of this prospectus as described under “Corporate Conversion;” and (iv) the sale of 16,666,667 shares in this offering, there will be 20,266,667 shares of our common stock outstanding. Up to an additional 4,053,333 shares of common stock will be issuable upon the exercise of warrants issued to our existing members prior to the completion of this offering and if the underwriters’ over-allotment is exercised, our existing members will receive an aggregate of 500,000 additional warrants. Moreover, 1,200,000 additional shares of our common stock are available for future issuance under our Omnibus Plan. Following completion of this offering, we intend to register all of the 1,200,000 shares issuable or reserved for issuance under the Omnibus Plan. See “Description of Capital Stock” and “Executive Compensation.” We and our current directors, executive officers, shareholders and debenture holder have entered into 180-day lock-up agreements. The lock-up agreements are described in “Shares Eligible for Future Sale — Lock-Up Agreements.” An aggregate of 3,600,000 shares of our common stock will be subject to these lock-up agreements upon completion of this offering.

Being a public company will increase our expenses and administrative workload and will expose us to risks relating to evaluation of our internal controls over financial reporting required by Section 404 of the Sarbanes-Oxley Act of 2002.

As a public company, we will need to comply with additional laws and regulations, including the Sarbanes-Oxley Act of 2002, the Dodd-Frank Act, and related rules of the SEC and requirements of the New York Stock Exchange. We were not required to comply with these laws and requirements as a private company. Complying with these laws and regulations will require the time and attention of our board of directors and management and will increase our expenses. Among other things, we will need to: design, establish, evaluate and maintain a system of internal controls over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act and the related rules and regulations of the SEC and the Public Company Accounting Oversight Board; prepare and distribute periodic reports in compliance with our obligations under the federal securities laws; establish new internal policies, principally those relating to disclosure controls and procedures and corporate governance; institute a more comprehensive compliance function; and involve to a greater degree our outside legal counsel and accountants in the above activities.

In addition, we also expect that being a public company will make it more expensive for us to obtain director and officer liability insurance. We may be required to accept reduced coverage or incur substantially higher costs to obtain this coverage. These factors could also make it more difficult for us to attract and retain qualified executives and members of our board of directors, particularly directors willing to serve on our audit committee.

We are in the process of evaluating our internal control systems to allow management to report on, and our independent auditors to assess, our internal controls over financial reporting. We plan to perform the system and process evaluation and testing (and any necessary remediation) required to comply with the management certification and auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. We are required to comply with Section 404 in our annual report for the year ending December 31, 2011.

However, we cannot be certain as to the timing of completion of our evaluation, testing and remediation actions or the impact of the same on our operations. Furthermore, upon completion of this process, we may identify control deficiencies of varying degrees of severity under applicable SEC and Public Company Accounting Oversight Board rules and regulations that remain unremediated.

If we fail to implement the requirements of Section 404 in a timely manner, we might be subject to sanctions or investigation by regulatory agencies such as the SEC. In addition, failure to comply with Section 404 or the report by us of a material weakness may cause investors to lose confidence in our financial statements or the trading price of our common stock to decline. If we fail to remediate any material weakness, our financial statements may be inaccurate, our access to the capital markets may be restricted and the trading price of our common stock may decline.

As a public company, we will be required to report, among other things, control deficiencies that constitute a “material weakness” or changes in internal controls that materially affect, or are reasonably likely to materially affect, internal controls over financial reporting. A “control deficiency” exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A “significant deficiency” is a control deficiency, or combination of control deficiencies, that adversely affects the ability to initiate, authorize, record, process or report financial data reliably in accordance with generally accepted accounting principles that results in more than a remote likelihood that a misstatement of financial statements that is more than inconsequential will not be prevented or detected. A “material weakness” is a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

Our independent registered public accounting firm has in the past identified certain deficiencies in our internal controls that it considered to be control deficiencies and material weaknesses. If we fail to remediate these internal control deficiencies and material weaknesses and maintain an effective system of internal controls over financial reporting, we may not be able to accurately report our financial results.

During their audit of our financial statements for the years ended December 31, 2008 and 2007, Grant Thornton LLP, our independent registered public accounting firm, identified certain deficiencies in our internal controls, including deficiencies that they considered to be significant deficiencies and material weaknesses. Specifically, in their audit of our financial statements for the year ended December 31, 2008, our independent auditors identified a material weakness relating to the number of adjustments recorded to reconcile differences and to correct accounts improperly booked relating to the year-end closing and reporting process. In their audit of our financial statements for the year ended December 31, 2007, our independent auditors identified material weaknesses relating to (i) the incorrect recordation of agency fees, (ii) a reversal of capital contributions entry due to inaccuracies in the timing of the payments and (iii) inaccuracies in the input of maturity dates of loans. Additionally, the audit identified a significant control deficiency with respect to the number of adjusting journal entries as a result of us having a limited accounting staff.

In response, we initiated corrective actions to remediate these control deficiencies and material weaknesses. Although no material deficiencies were identified during the audit of our financial statements for the period ended December 31, 2009, it is possible that we or our independent auditors may identify significant deficiencies or material weaknesses in our internal control over financial reporting in the future. Any failure or difficulties in implementing and maintaining these controls could cause us to fail to meet the periodic reporting obligations that we will become subject to after this offering or result in material misstatements in our financial statements.

The existence of a material weakness could result in errors to our financial statements requiring a restatement of our financial statements, cause us to fail to meet our reporting obligations and cause investors to lose confidence in our reported financial information, which could lead to a decline in our stock price.

Due to the concentration of our capital stock ownership with certain of our executive officers, they may be able to influence shareholder decisions, which may conflict with your interests as a shareholder.

Immediately upon completion of this offering Antony Mitchell, our chief executive officer, and Jonathan Neuman, our chief operating officer, directly and through corporations that they control, will each beneficially own shares representing approximately 2.7% of the voting power of our common stock. As a result, these executive officers may have the ability to significantly influence matters requiring shareholder approval, including, without limitation, the election or removal of directors, mergers, acquisitions, changes of control of our company and sales of all or substantially all of our assets. Your interests as a shareholder may conflict with their interests, and the trading price of shares of our common stock could be adversely affected.

We have agreed to indemnify Slate Capital LLC and Lexington for any liability incurred in connection with the registration statement of which this prospectus is a part.

In connection with our arrangements with Slate Capital LLC (“Slate”) and Lexington as described in the registration statement of which this prospectus is a part, we have agreed to indemnify Slate and Lexington and each of their respective affiliates against any and all liability, loss, damage or expense incurred by such entities in connection with any investigation, inquiry, action, suit, demand or claim for sums of money brought or made against any such entity relating to the registration statement or any amendment or supplement thereto, for any actual or alleged violations of state or federal securities laws with respect to any untrue statement or alleged untrue statement of a material fact contained in the registration statement or any supplement or amendment thereto or any omission or alleged omission to state therein a material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Any indemnification claim that we are required to pay to such entities could have a material adverse effect on our business, financial condition and results of operations.

Provisions in our executive officers’ employment agreements could impede an attempt to replace or remove our directors or otherwise effect a change of control, which could diminish the price of our common stock.

We have entered into employment agreements with our executive officers as described in the section titled “Executive Compensation — Employment Agreements.” The agreements for our Chief Executive Officer and President provide for substantial payments in the event of a material change in the geographic location where such officers perform their duties or upon a material diminution of their base salaries or responsibilities. For Messrs. Mitchell and Neuman, these payments are equal to three times the sum of base salary and the average of the three years’ annual cash bonus, unless the triggering event occurs during the first three years of their respective employment agreements, in which case the payments are equal to six times base salary. These payments may deter any transaction that would result in a change in control, which could diminish the price of our common stock.

We have received a claim by our former general counsel.

We are involved in a dispute with our former general counsel whom we terminated on November 8, 2010. On December 30, 2010, she filed a demand for mediation and arbitration with the American Arbitration Association. She has asserted claims against the Company and against Antony Mitchell, our Chief Executive Officer, and Jonathan Neuman, our President and Chief Operating Officer, individually. She alleges that she was fraudulently induced by the Company, and Messrs. Neuman and Mitchell, to leave her former position based on promises made to her in regard to a proposed equity option grant referenced in her offer letter. She further alleges that she was subject to unequal and discriminatory treatment based on her gender under Title VII of the federal Civil Rights Act and other statutes, and received unequal compensation compared with the Company’s male Chief Financial Officer. She has asserted that she is entitled to recover compensatory damages in excess of $2.16 million, punitive damages and attorneys’ fees. See “Business — Legal Proceedings.” While it is difficult to ascertain the outcome of this matter, we believe that it is without merit, and intend to vigorously defend the action. We are currently unable to estimate the amount of potential damages, if any, we could incur as a result of this claim and have not established a reserve for this litigation. Despite our beliefs about the merit of the claim, if an arbitrator, court or government agency were to issue an award in favor of our former general counsel, such award could substantially diminish our available cash or diminish the amount of stock options that are expected to be available for current employees following this offering, or otherwise have a material adverse effect on the Company.

Provisions in our articles of incorporation and bylaws could impede an attempt to replace or remove our directors or otherwise effect a change of control, which could diminish the price of our common stock.

Our articles of incorporation and bylaws contain provisions that may entrench directors and make it more difficult for shareholders to replace directors even if the shareholders consider it beneficial to do so. In particular, shareholders are required to provide us with advance notice of shareholder nominations and proposals to be brought before any annual meeting of shareholders, which could discourage or deter a third party from conducting a solicitation of proxies to elect its own slate of directors or to introduce a proposal. In addition, our articles of incorporation eliminate our shareholders’ ability to act without a meeting and require the holders of not less than 50% of the voting power of our common stock to call a special meeting of shareholders.

These provisions could delay or prevent a change of control that a shareholder might consider favorable. For example, these provisions may prevent a shareholder from receiving the benefit from any premium over the market price of our common stock offered by a bidder in a potential takeover. Even in the absence of an attempt to effect a change in management or a takeover attempt, these provisions may adversely affect the prevailing market price of our common stock if they are viewed as discouraging changes in management and takeover attempts in the future. Furthermore, our articles of incorporation and our bylaws provide that the number of directors shall be fixed from time to time by our board of directors, provided that the board shall consist of at least three and no more than fifteen members.

Certain laws of the State of Florida could impede an attempt to replace or remove our directors or otherwise effect a change of control, which could diminish the price of our common stock.

As a Florida corporation, we are subject to the Florida Business Corporation Act, which provides that a person who acquires shares in an “issuing public corporation,” as defined in the statute, in excess of certain specified thresholds generally will not have any voting rights with respect to such shares unless such voting rights are approved by the holders of a majority of the votes of each class of securities entitled to vote separately, excluding shares held or controlled by the acquiring person. The Florida Business Corporation Act also contains a statute which provides that an affiliated transaction with an interested shareholder generally must be approved by (i) the affirmative vote of the holders of two-thirds of our voting shares, other than the shares beneficially owned by the interested shareholder, or (ii) a majority of the disinterested directors.

Additionally, one of our subsidiaries, Imperial Life Settlements, LLC, a Delaware limited liability company, is licensed as a viatical settlement provider and is regulated by the Florida Office of Insurance Regulation. As a Florida viatical settlement provider, Imperial Life Settlements, LLC is subject to regulation as a specialty insurer under certain provisions of the Florida Insurance Code. Under applicable Florida law, no person can finally acquire, directly or indirectly, 10% or more of the voting securities of a viatical settlement provider or its controlling company without the written approval of the Florida Office of Insurance Regulation. Accordingly, any person who acquires beneficial ownership of 10% or more of our voting securities will be required by law to notify the Florida Office of Insurance Regulation no later than five days after any form of tender offer or exchange offer is proposed, or no later than five days after the acquisition of securities or ownership interest if no tender offer or exchange offer is involved. Such person will also be required to file with the Florida Office of Insurance Regulation an application for approval of the acquisition no later than 30 days after the same date that triggers the 5-day notice requirement.

The Florida Office of Insurance Regulation may disapprove the acquisition of 10% or more of our voting securities by any person who refuses to apply for and obtain regulatory approval of such acquisition. In addition, if the Florida Office of Insurance Regulation determines that any person has acquired 10% or more of our voting securities without obtaining its regulatory approval, it may order that person to cease the acquisition and divest itself of any shares of our voting securities which may have been acquired in violation of the applicable Florida law. Due to the requirement to file an application with and obtain approval from the Florida Office of Insurance Regulation, purchasers of 10% or more of our voting securities may incur additional expenses in connection with preparing, filing and obtaining approval of the application, and the effectiveness of the acquisition will be delayed pending receipt of approval from the Florida Office of Insurance Regulation.

The Florida Office of Insurance Regulation may also take disciplinary action against Imperial Life Settlements, LLC’s license if it finds that an acquisition of our voting securities is made in violation of the applicable Florida law and would render the further transaction of business hazardous to our customers, creditors, shareholders or the public.

FORWARD-LOOKING STATEMENTS

Some of the statements under the captions “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” and elsewhere in this prospectus may include forward-looking statements. These statements reflect the current views of our management with respect to future events and our financial performance. These statements include forward-looking statements with respect to our business and the insurance industry in general. Statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “estimate,” “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature identify forward-looking statements for purposes of the federal securities laws or otherwise.

Forward-looking statements address matters that involve risks and uncertainties. Accordingly, there are or will be important factors that could cause our actual results to differ materially from those indicated in these statements. We believe that these factors include, but are not limited to, the following:

•	our results of operations;

•	our ability to continue to grow our businesses;

•	our ability to obtain financing on favorable terms or at all;

•	changes in laws and regulations applicable to premium finance transactions or structured settlements;

•	changes in mortality rates and the accuracy of our assumptions about life expectancies;

•	increased competition for premium finance lending or for the acquisition of structured settlements;

•	adverse developments in capital markets;

•	loss of the services of any of our executive officers;

•	the effects of United States involvement in hostilities with other countries and large-scale acts of terrorism, or the threat of hostilities or terrorist acts; and

•	changes in general economic conditions, including inflation, changes in interest rates and other factors.

The foregoing factors should not be construed as exhaustive and should be read together with the other cautionary statements included in this prospectus, including in particular the risks described under “Risk Factors” beginning on page 13 of this prospectus. If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may differ materially from what we anticipate. Any forward-looking statements you read in this prospectus reflect our views as of the date of this prospectus with respect to future events and are subject to these and other risks, uncertainties and assumptions relating to our operations, results of operations, growth strategy and liquidity. Before making a decision to purchase our common stock, you should carefully consider all of the factors identified in this prospectus that could cause actual results to differ.

USE OF PROCEEDS

We estimate that our net proceeds from this offering, based on the sale of 16,666,667 shares of our common stock at an assumed initial public offering price of $15.00 per share, which is the midpoint of the price range set forth on the cover of this prospectus, after deducting the underwriting discounts and commissions and our estimated offering expenses, will be approximately $228.3 million. We estimate that our net proceeds from this offering will be $263.2 million if the underwriters exercise their over-allotment option in full.

We intend to use approximately $175.0 million of the net proceeds in our premium financing lending activities and up to $30.0 million in our structured settlement activities. We intend to use any remaining proceeds for general corporate purposes.

Pending the use of the net proceeds from this offering, we may invest some of the proceeds in short-term investment-grade instruments.

DIVIDEND POLICY

We do not expect to pay any cash dividends on our common stock for the foreseeable future. We currently intend to retain any future earnings to finance our operations and growth. Any future determination to pay cash dividends on our common stock will be at the discretion of our board of directors and will be dependent on our earnings, financial condition, operating results, capital requirements, any contractual, regulatory and other restrictions on the payment of dividends by us or by our subsidiaries to us, and other factors that our board of directors deems relevant.

Imperial is a holding company and has no direct operations. Our ability to pay dividends in the future depends on the ability of our operating subsidiaries to pay dividends to us. Our existing debt facilities restrict the ability of certain of our special purpose subsidiaries to pay dividends. In addition, future debt arrangements may contain certain prohibitions or limitations on the payment of dividends.

CORPORATE CONVERSION

In connection with this offering, we will complete a reorganization in which Imperial Holdings, Inc., a Florida corporation, will succeed to the business of Imperial Holdings, LLC, a Florida limited liability company, and the members of Imperial Holdings, LLC will become shareholders of Imperial Holdings, Inc. We refer to this reorganization as the corporate conversion. In order to consummate the corporate conversion, a certificate of conversion will be filed with the Florida Secretary of State prior to the closing of this offering. In connection with the corporate conversion, all of our outstanding common and preferred limited liability company units will be converted into shares of common stock of Imperial Holdings, Inc.

The plan of conversion which describes the corporate conversion as well as other transactions and agreements by the parties with an interest in our equity reflects an agreement among our shareholders. Thus, there is no formula that may be used to describe the conversion of a common unit or a Series A, B, C, D and E preferred unit into common stock.

On November 1, 2010, Premium Funding, Inc. and Branch Office of Skarbonka Sp. z o.o. (“Skarbonka”) agreed to exchange the 112,500 common units and the 25,000 preferred units owned by Premium Funding, Inc. and the promissory note issued to Skarbonka for a $30.0 million debenture that matures October 4, 2011. The debenture was issued to Skarbonka as holder and agent for Premium Funding. Premium Funding and Skarbonka are related parties. The debenture is automatically convertible into shares of our common stock immediately prior to the closing of this offering.

We valued the components of the $30 million debenture as follows:

•	$8.0 million of the debenture was attributed to the repurchase of 112,500 shares of common units. These common units were originally issued on December 15, 2006 for $5.0 million in cash. The value attributed to the common units reflects an agreement between us and our shareholders and equates to a return on investment of approximately 15% per annum for the period they have been outstanding (approximately 4 years).

•	$19.0 million of the debenture was attributed to (i) the repayment of $18.3 million ($16.1 million of principal and $2.2 million of accrued interest) due as of November 1, 2010 on the promissory note in favor of Skarbonka and (ii) an agreement between us and our shareholders to contribute an additional $700,000 in value to imputed interest on the debenture until the expected repayment date.

•	$3.0 million of value was attributed to the repurchase of 25,000 shares of Series B preferred units. The Series B preferred units were originally issued on December 31, 2009 for $2.5 million. As of November 1, 2010 (issuance of debenture), these units had an unpaid preferred return of $333,000.

Pursuant to the plan of conversion, all of our outstanding common units and preferred units and all principal and accrued and unpaid interest outstanding under our promissory note in favor of IMPEX Enterprises, Ltd. will be converted into 1,573,000 shares of our common stock at an assumed initial public offering price equal to the midpoint of the price range on the cover of this prospectus.

Immediately after the corporate conversion and prior to the conversion of the Skarbonka debenture and the closing of this offering, our shareholders will consist of two Florida corporations and one Florida limited liability company. These three shareholders will reorganize so that their beneficial owners who are listed under “Principal Shareholders,” including Messrs. Mitchell and Neuman, will receive the same number of shares of common stock of Imperial Holdings, Inc. issuable to the members of Imperial Holdings, LLC in the corporate conversion. We do not expect any of the prior losses which the members of Imperial Holdings, LLC have accumulated to carry forward into Imperial Holdings, Inc. as a result of the corporate conversion.

Following the corporate conversion and immediately prior to the closing of this offering, Skarbonka’s $30.0 million debenture will convert into the number of shares of our common stock determined by dividing the principal amount of the debenture by the greater of (i) the midpoint of the price range on the cover of this prospectus or (ii) the initial public offering price per share. In the event the initial public offering price per share is greater than the midpoint of the price range on the cover of this prospectus, Skarbonka will receive fewer shares (the “share differential”) than it would have if the initial public offering price had been equal to the midpoint of the price range, and a number of additional shares of our common stock equal to the share differential will be issued to Messrs. Mitchell and Neuman, with each receiving half of such additional shares. In such event, the number of additional shares to be issued will be determined pursuant to the following formula:

Q = (R * (IPO Price — Midpoint)) / IPO Price

where,

Q equals the total number of additional shares to be issued;

R equals the number of shares of common issuable to Skarbonka based on the midpoint of the price range on the cover of this prospectus;

IPO Price means the initial public offering price per share at which the common stock is sold in this offering; and

Midpoint means the midpoint of the price range on the cover of this prospectus.

For example, if the initial public offering price per share is $16.00 per share so that the difference between that price and the midpoint of the price range on the cover of this prospectus is $1.00, 62,500 additional shares will be issued to each of Messrs. Mitchell and Neuman.

If the initial public offering price is less than or equal to the midpoint of the price range on the cover of this prospectus, no additional shares will be issued to Messrs. Mitchell and Neuman.

In addition, in the event that the initial public offering price per share is greater than the midpoint of the price range on the cover of this prospectus, a portion of the shares of common stock issued to Pine Trading, Ltd. shall be proportionately re-allocated to Messrs. Mitchell and Neuman, with each receiving one-half of such re-allocated shares. In such event, the number of shares to be re-allocated will be determined pursuant to the following formula:

Z = (X * (IPO Price — Midpoint)) / IPO Price

where,

Z equals the total number of shares to be re-allocated;

X equals the number of shares of common stock initially owned by Pine Trading, Ltd. immediately after the corporate conversion; and

IPO Price and Midpoint have the meaning set forth above.

For example, if the initial public offering price per share is $16.00 per share so that the difference between that price and the mid-point of the price range on the cover of this prospectus is $1.00, 29,166 shares will be re-allocated from Pine Trading, Ltd. and each of Messrs. Mitchell and Neuman will receive one-half of such re-allocated shares.

If the initial public offering price is less than or equal to the midpoint of the price range on the cover of this prospectus, no re-allocation of shares will occur.

The corporate conversion results in a reallocation whereby it is deemed that a shareholder has contributed an economic interest to employees. As such, we expect to incur stock compensation expense at the time of the conversion of approximately $2.5 million related to this reallocation.

We have phantom stock agreements with two employees. After the corporate conversion and prior to the closing of this offering, these phantom stock agreements will terminate and the two employees will receive an aggregate of 27,000 shares of common stock. We expect to incur stock compensation expense of approximately $400,000 related to the issuance of common stock to our two employees with phantom stock agreements.

In addition, following the corporate conversion and upon the closing of this offering, our three current shareholders will receive warrants that may be exercised for up to a total of 4,053,333 shares of common stock. In addition, our three current shareholders will receive warrants that may be exercised for up to 500,000 shares if the underwriters exercise their over-allotment option. See “Warrants” in the section titled “Description of Capital Stock.”

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2010:

•	on an actual basis;

•	on a pro forma basis to give effect to (i) the consummation of the corporate conversion, pursuant to which all outstanding common and preferred limited liability company units (including all accrued and unpaid dividends thereon) and all principal and accrued and unpaid interest outstanding under our promissory note in favor of IMPEX Enterprises, Ltd. will be converted into 1,573,000 shares of our common stock; (ii) the issuance of 27,000 shares of common stock to two of our employees pursuant to the terms of each of their respective phantom stock agreements; and (iii) the issuance and conversion of a $30.0 million debenture into 2,000,000 shares of our common stock based on an assumed initial public offering price of $15.00 per share, which is the midpoint of the price range on the cover of this prospectus, as described under “Corporate Conversion;” and

•	on a pro forma as adjusted basis to give effect to the above and our sale of 16,666,667 shares of common stock at an assumed initial public offering price of $15.00 per share, which is the midpoint of the price range on the cover of this prospectus, after the deduction of the underwriting discounts and commissions and the estimated offering expenses payable by us.

You should read this table in conjunction with the “Use of Proceeds,” “Selected Historical and Unaudited Pro Forma Consolidated and Combined Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of this prospectus and our financial statements and related notes included in the back of this prospectus.

	As of September 30, 2010
			Pro Forma As
	Actual	Pro Forma	Adjusted
	(In thousands)

Debt Outstanding:
Notes payable	$82,393	$62,539	$62,539

Total liabilities	$82,393	$62,539	$62,539

Members’ equity:
Member units — preferred (500,000 authorized in the aggregate)
Member units — Series A preferred (90,769 issued and outstanding, actual; 0 issued and outstanding, pro forma and pro forma as adjusted)	4,035	—	—
Member units — Series B preferred (50,000 issued and outstanding, actual; 0 issued and outstanding, pro forma and pro forma as adjusted)	5,000	—	—
Member units — Series C preferred (70,000 issued and outstanding, actual; 0 issued and outstanding, pro forma and pro forma as adjusted)	7,000	—	—
Member units — Series D preferred (7,000 issued and outstanding, actual; 0 issued and outstanding, pro forma and pro forma as adjusted)	700	—	—
Member units — Series E preferred (73,000 issued and outstanding, actual; 0 issued and outstanding, pro forma and pro forma as adjusted)	7,300	—	—
Subscription receivable	(5,000)	—	—
Member units — common (500,000 authorized; 450,000 issued and outstanding, actual; 0 issued and outstanding, pro forma and pro forma as adjusted)	19,924	—	—
Accumulated deficit	(28,505)	—	—

Total Members’ equity	$10,454	$—	$—

	As of September 30, 2010
			Pro Forma As
	Actual	Pro Forma	Adjusted
	(In thousands)

Shareholders’ equity:
Common stock, par value $0.01 per share; 80,000,000 shares authorized, no shares issued and outstanding, actual; 3,600,000 shares issued and outstanding, pro forma; and 20,266,667 shares issued and outstanding, pro forma as adjusted	—	36	203
Additional paid in capital	—	67,138	295,282
Accumulated deficit	—	(28,505)	(28,505)

Total shareholders’ equity	—	38,669	266,980

Total capitalization	$92,847	$101,208	$329,519

The number of shares of common stock shown to be outstanding upon the completion of this offering excludes:

•	up to 2,500,000 shares of common stock that may be issued pursuant to the underwriters’ over-allotment option;

•	4,053,333 shares of common stock issuable upon the exercise of warrants that will be issued to our existing shareholders prior to the closing of this offering and 500,000 shares of common stock issuable upon the exercise of warrants that will be issued to our existing stockholders in connection with the closing of the underwriters’ over-allotment option; and

•	1,200,000 additional shares available for future issuance under our Omnibus Plan.

DILUTION

Our net tangible book value as of September 30, 2010, on a pro forma basis, was approximately $37.3 million, or $10.74 per share of our common stock. Pro forma net tangible book value per share represents our total tangible assets reduced by our total liabilities and divided by the number of shares of common stock outstanding after giving effect to:

•	the consummation of the corporate conversion, pursuant to which all of our outstanding common and preferred limited liability company units (including all accrued and unpaid dividends thereon) and all principal and accrued and unpaid interest outstanding under our promissory note in favor of IMPEX Enterprises, Ltd. will be converted into 1,573,000 shares of our common stock;

•	the issuance of 27,000 shares of common stock to two of our employees pursuant to the terms of each of their respective phantom stock agreements; and

•	the issuance and conversion of a $30.0 million debenture into 2,000,000 shares of our common stock based on an assumed initial public offering price of $15.00 per share, which is the midpoint of the price range on the cover of this prospectus, as described under “Corporate Conversion.”

Dilution in pro forma net tangible book value per share represents the difference between the amount per share that you will pay in this offering and the net tangible book value per share immediately after this offering.

After giving effect to our receipt of approximately $228.3 million of estimated net proceeds (after deducting underwriting discounts and commissions and estimated offering expenses payable by us) from our sale of common stock in this offering based on an assumed initial public offering price of $15.00 per share, which is the midpoint of the price range on the cover of this prospectus, our pro forma net tangible book value as of September 30, 2010 would have been approximately $267.0 million, or $13.17 per share of common stock. This amount represents an immediate increase in pro forma net tangible book value of $2.43 per share of our common stock to existing shareholders and an immediate dilution of $1.83 per share of our common stock to new investors purchasing shares of common stock in this offering at the assumed initial public offering price. The following table illustrates the dilution:

Assumed initial public offering price per share		$15.00
Pro forma net tangible book value per share as of September 30, 2010	$10.74
Increase in pro forma net tangible book value per share attributable to this offering	2.43
Pro forma net tangible book value per share after this offering		13.17
Dilution per share to new investors		$1.83

If the underwriters exercise their over-allotment option in full, the pro forma net tangible book value per share after giving effect to the offering would be $13.26 per share. This represents an increase in pro forma net tangible book value of $2.52 per share to existing shareholders and dilution in pro forma net tangible book value of $1.74 per share to new investors.

The following table summarizes, as of September 30, 2010, the differences between the number of shares issued to, the total consideration paid, and the average price per share paid by existing shareholders and by new investors in this offering, after giving effect to (i) the issuance of 1,573,000 shares of our common stock to our shareholders upon the consummation of the corporate conversion, (ii) the issuance of 27,000 shares of common stock to two of our employees pursuant to the terms of each of their respective phantom stock agreements; (iii) the conversion of a $30.0 million debenture into 2,000,000 shares of our common stock based on the assumed initial public offering price of $15.00 per share, which is the midpoint of the price range on the cover of this prospectus, as described under “Corporate Conversion;” and (iv) the issuance of 16,666,667 shares of common stock in this offering at the assumed initial public offering price of $15.00 per share, which is the midpoint of the price range on the cover of this prospectus, and excluding underwriter discounts and commissions and estimated offering expenses payable by us. The table below assumes an initial public offering price of $15.00 per share, which is the midpoint of the price range on the cover of this prospectus, for shares purchased in this offering and excludes underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Issued		Total Consideration		Average Price
	Number	Percent	Amount	Percent	per Share

Existing shareholders	3,600,000	17.8%	$62,602,000	20.0%	$17.39
New investors	16,666,667	82.2%	$250,000,000	80.0%	$15.00
Total	20,266,667	100.0%	$312,602,000	100.0%	$15.42

This table does not give effect to:

•	up to 2,500,000 shares of common stock that may be issued pursuant to the underwriters’ over-allotment option;

•	4,053,333 shares of common stock issuable upon the exercise of warrants that will be issued to our existing shareholders prior to the closing of this offering and 500,000 shares of common stock issuable upon the exercise of warrants that will be issued to our existing stockholders in connection with the closing of the underwriters’ over-allotment option; and

•	1,200,000 additional shares available for future issuance under our Omnibus Plan.

SELECTED HISTORICAL AND UNAUDITED

PRO FORMA CONSOLIDATED AND COMBINED FINANCIAL AND OPERATING DATA

The following table sets forth selected historical and unaudited pro forma consolidated financial and operating data of Imperial Holdings, LLC (to be converted into Imperial Holdings, Inc. in connection with this offering) as of such dates and for such periods indicated below. The selected unaudited pro forma condensed consolidated financial data for the nine months ended September 30, 2010 and the twelve months ended December 31, 2009 give pro forma effect to the corporate conversion and conversion of promissory notes as if they had occurred on the first day of the periods presented. The selected unaudited pro forma financial and operating data set forth below are presented for information purposes only, should not be considered indicative or actual results of operations that would have been achieved had the corporate conversion been consummated on the dates indicated, and do not purport to be indicative of balance sheet data or income statement data as of any future date or future period. These selected historical and unaudited pro forma consolidated results are not necessarily indicative of results to be expected in any future period. You should read the following financial information together with the other information contained in this prospectus, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and related notes.

We have derived the selected historical income statement data for the nine months ended September 30, 2010 and 2009 and balance sheet data as of September 30, 2010 from our unaudited consolidated financial statements included elsewhere in this prospectus. Such unaudited financial statements include, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, which we consider necessary for a fair presentation of our financial position and results of operations. The selected historical income statement data for the years ended December 31, 2009, 2008 and 2007 and balance sheet data as of December 31, 2009 and 2008 were derived from our audited consolidated financial statements included elsewhere in this prospectus. The income statement data for the period from December 15, 2006 through December 31, 2006 and balance sheet data for December 31, 2007 and 2006 were derived from our audited consolidated financial statements that are not included in this prospectus.

	Historical						Pro Forma
					Nine Months
	Period from				Ended				Nine Months
	Dec. 15, 2006 -	Years Ended December 31,			September 30,		Year Ended		Ended
	Dec. 31, 2006	2007	2008	2009	2009	2010	Dec. 31, 2009		September 30, 2010
					(Unaudited)		(Unaudited)
	(In thousands, except share data)

Income
Agency fee income	$678	$24,515	$48,004	$26,114	$20,216	$9,099	$26,114		$9,099
Interest income	316	4,888	11,914	21,483	15,843	15,795	21,483		15,795
Origination fee income	—	526	9,399	29,853	21,865	16,728	29,853		16,728
Gain on sale of structured settlements	—	—	443	2,684	499	4,848	2,684		4,848
Gain on forgiveness of debt	—	—	—	16,410	14,886	6,968	16,410		6,968
Gain on sale of life settlements	—	—	—	—	—	1,954	—		1,954
Change in fair value of life settlements and structured settlement receivables	—	—	—	—	—	4,805	—		4,805
Other income	—	2	47	71	53	195	71		195

Total income	994	29,931	69,807	96,615	73,362	60,392	96,615		60,392

Expenses
Interest expense (3)	—	1,343	12,752	33,755	24,710	24,244	30,479	(1)	21,787	(1)
Provision for losses on loans receivable	—	2,332	10,768	9,830	6,705	3,514	9,830		3,514
Loss (gain) on loan payoffs and settlements, net	—	(225)	2,738	12,058	11,279	4,320	12,058		4,320
Amortization of deferred costs	—	126	7,569	18,339	13,101	22,601	18,339		22,601
Selling, general and administrative expenses (3)	891	24,335	41,566	31,269	22,997	22,118	31,269		22,118
Provision for income taxes	—	—	—	—	—	—	—	(2)	—	(2)

Total expenses	891	27,911	75,393	105,251	78,792	76,797	$101,975		74,340

Net Income (loss)	$103	$2,020	$(5,586)	$(8,636)	$(5,430)	$(16,405)	$(5,360)		$(13,948)

Earnings per Share
Basic and diluted							$(1.49)		$(3.87)

Weighted Average Common Shares Outstanding
Basic and diluted							3,600,000		3,600,000

(1)	Reflects a reduction of interest expense of $3.3 million for the year ended December 31, 2009 and $2.5 million for the nine months ended September 30, 2010, due to the conversion of our promissory note in favor of IMPEX Enterprises, Ltd. into shares of our common stock which will occur prior to the closing of this offering, and the conversion of our promissory note in favor of Branch Office of Skarbonka Sp. z o.o into a $30.0 million debenture, and the conversion of that $30.0 million debenture into shares of our common stock, which will occur immediately prior to the closing of this offering.

(2)	The results of the Company being treated for the pro forma presentation as a “C” corporation resulted in no impact to the consolidated and combined balance sheet or statements of operations for the pro forma periods presented. The primary reasons for this are that the losses produce no current benefit and any net operating losses generated and other deferred assets (net of liabilities) would be fully reserved due to historical operating losses. The Company, therefore, has not recorded any pro forma tax provision.

(3)	Includes amounts for related parties. Refer to our consolidated and combined financial statements for detail.

	Historical						Pro Forma
	December 31,				September 30,		September 30,
	2006	2007	2008	2009	2009	2010	2010
					(Unaudited)		(Unaudited)
	(In thousands, except share data)

Assets:
Cash and cash equivalents	5,351	$1,495	$7,644	$15,891	$466	$3,685	$8,685	(1)
Restricted cash	—	1,675	2,221	—	—	643	643
Certificate of deposit — restricted	—	562	659	670	666	877	877
Agency fees receivable, net of allowance for doubtful accounts	136	5,718	8,871	2,165	1,816	736	736
Deferred costs, net	—	672	26,650	26,323	26,963	11,455	11,455
Interest receivable, net	244	2,972	8,604	21,034	18,909	17,175	17,175
Loans receivable, net	3,909	43,650	148,744	189,111	187,330	121,564	121,564
Structured settlements receivables, net	—	377	1,141	152	6,969	10,554	10,554
Receivables from sales of structured Settlements	—	—	—	320	—	528	528
Investment in life settlements, at estimated fair value	—	—	—	4,306	1,711	8,846	8,846
Investment in life settlement fund	—	1,714	—	542	—	1,270	1,270
Fixed assets, net	756	1,875	1,850	1,337	1,514	919	919
Prepaid expenses and other assets	30	835	4,180	887	503	2,017	2,017
Deposits	37	456	476	982	487	699	699

Total assets	$10,463	$62,001	$211,040	$263,720	$247,334	$180,968	$185,968

Liabilities:
Accounts payable and accrued expenses (3)	$505	$3,437	$5,533	$3,170	$2,981	$4,210	$4,210
Payable for purchase of structured settlements						7,094	7,094
Lender protection insurance claims received in advance						60,645	60,645
Interest payable (3)	—	882	5,563	12,627	14,552	16,172	12,811	(2)
Notes payable (3)	—	35,559	183,462	231,064	214,737	82,393	62,539	(2)

Total liabilities	$505	$39,878	$194,558	$246,861	$232,270	$170,514	$147,299

Member units — preferred (500,000 authorized in the aggregate)
Member units — Series A preferred (90,796 issued and outstanding, actual; 0 issued and outstanding, pro forma)	—	—	—	4,035	4,035	4,035	—	(1)
Member units — Series B preferred (50,000 issued and outstanding, actual; 0 issued and outstanding, pro forma)	—	—	—	5,000	—	5,000	—	(1)
Member units — Series C preferred (70,000 issued and outstanding, actual; 0 issued and outstanding, pro forma)	—	—	—	—	—	7,000	—	(1)
Member units — Series D preferred (7,000 issued and outstanding, actual; 0 issued and outstanding, pro forma)	—	—	—	—	—	700	—	(1)
Member units — Series E preferred (73,000 issued and outstanding, actual; 0 issued and outstanding, pro forma and pro forma as adjusted)	—	—	—	—	—	7,300	—	(1)
Subscription receivable	—	—	—	—	—	(5,000)	—
Member units — common (500,000 authorized; 450,000 issued and outstanding, actual; 0 issued and outstanding, pro forma)	9,855	20,000	19,945	19,924	19,924	19,924	—	(1)
Common stock	—	—	—	—	—	—	36	(1)(2)
Paid-in capital	—	—	—	—	—	—	67,138	(1)(2)
Retained earnings (accumulated deficit)	103	2,123	(3,463)	(12,100)	(8,895)	(28,505)	(28,505)

Total members’ equity	9,958	22,123	16,482	16,859	15,064	10,454	38,669

Total liabilities and members’ equity	$10,463	$62,001	$211,040	$263,720	$247,334	$180,968	$185,968

(1)	Reflects the conversion of all common and preferred limited liability company units of Imperial Holdings, LLC into shares of our common stock. Also reflects the cash received in October, 2010 of $5.0 million related to a subscription receivable for the September 2010 sale of 50,000 Series E preferred units, which will also be converted into shares of our common stock as a result of the corporate conversion. Does not reflect the sale of 110,000 Series F preferred units effective December 31, 2010, which were issued in exchange for a promissory note, and therefore have no effect on stockholders’ equity.

(2)	Reflects the issuance and conversion of a $30.0 million debenture into shares of our common stock immediately prior to the closing of this offering. Also reflects the conversion of all principal and accrued interest outstanding under our promissory note in favor of IMPEX Enterprises, Ltd. into shares of common stock of Imperial Holdings, Inc. as a result of the corporate conversion.

(3)	Includes amounts payable to related parties. Refer to our consolidated and combined financial statements for details.

Premium Finance Segment — Selected Operating Data (dollars in thousands):

				Three Months Ended		Nine Months Ended
	Year Ended December 31,			September 30,		September 30,
	2007	2008	2009	2009	2010	2009	2010

Period Originations:
Number of loans originated	196	499	194	23	15	145	86
Principal balance of loans originated	$44,501	$97,559	$51,573	$7,385	$2,788	$39,030	$18,245
Aggregate death benefit of policies underlying loans originated	$794,517	$2,283,223	$942,312	$130,600	$62,500	$708,910	$417,275
Selling general and administrative expenses	$15,082	$21,744	$13,742	$2,623	$2,495	$11,165	$7,234
Average Per Origination During Period:
Age of insured at origination	75.5	74.9	74.9	74.1	75.0	74.7	74.0
Life expectancy of insured (years)	12.9	13.2	13.2	13.2	14.1	13.4	14.1
Monthly premium (year after origination)	$14.0	$14.9	$16.0	$18.8	$13.1	$16.3	$13.9
Death benefit of policies underlying loans originated	$4,053.7	$4,575.6	$4,857.3	$5,678.3	$4,166.7	$4,889.0	$4,852.0
Principal balance of the loan	$227.0	$195.5	$265.8	$321.1	$185.8	$269.2	$212.1
Interest rate charged	10.5%	10.8%	11.4%	11.5%	11.5%	11.5%	11.5%
Agency fee	$125.1	$96.2	$134.6	$153.4	$92.1	$139.4	$105.8
Agency fee as % of principal balance	55.1%	49.2%	50.6%	47.8%	49.6%	51.8%	49.9%
Origination fee	$45.8	$77.9	$118.9	$138.4	$76.5	$114.7	$88.5
Origination fee as % of principal balance	20.2%	39.9%	44.7%	43.1%	41.1%	42.6%	41.7%
End of Period Loan Portfolio
Loans receivable, net	$43,650	$148,744	$189,111	$187,330	$121,564	$187,330	$121,564
Number of policies underlying loans receivable	265	702	692	706	426	706	426
Aggregate death benefit of policies underlying loans receivable	$1,065,870	$2,895,780	$3,091,099	$3,296,937	$2,120,587	$3,296,937	$2,120,587
Number of loans with insurance protection	—	494	631	613	403	613	403
Loans receivable, net (insured loans only)	$—	$118,864	$177,137	$169,455	$116,115	$169,455	$116,115
Average Per Loan:
Age of insured in loans receivable	76.3	75.3	75.4	75.5	74.3	75.5	74.3
Life expectancy of insured (years)	12.4	13.9	14.5	14.2	15.1	14.2	15.1
Monthly premium	$7.7	$9.1	$8.5	$8.3	$6.7	$8.3	$6.7
Loan receivable, net	$181.9	$211.9	$273.3	$265.3	$285.4	$265.3	$285.4
Interest rate	10.2%	10.4%	10.9%	10.7%	11.3%	11.2%	11.3%
End of Period — Policies Owned
Number of policies owned	—	—	27	20	31	20	31
Aggregate fair value	$—	$—	$4,306	$1,711	$8,846	$1,711	$8,846
Monthly premium — average per policy	$—	$—	$2.8	$2.2	$5.2	$2.2	$5.2

Structured Settlements Segment — Selected Operating Data (dollars in thousands):

				Three Months Ended		Nine Months Ended
	Year Ended December 31,			September 30,		September 30,
	2007	2008	2009	2009	2010	2009	2010

Period Originations:
Number of transactions	10	276	396	102	138	275	385
Number of transactions from repeat customers	—	23	52	10	48	32	96
Weighted average purchase discount rate	11.0%	12.0%	16.3%	17.1%	20.1%	16.1%	19.3%
Face value of undiscounted future payments purchased	$701	$18,295	$28,877	$8,094	$13,458	$20,460	$33,713
Amount paid for settlements purchased	$369	$8,010	$10,947	$2,908	$2,959	$7,894	$9,099
Marketing costs	$2,056	$5,295	$4,460	$1,087	$1,168	$3,479	$3,561
Selling, general and administrative (excluding marketing costs)	$666	$4,475	$5,015	$1,298	$1,957	$3,257	$5,294
Average Per Origination During Period:
Face value of undiscounted future payments purchased	$70.1	$66.3	$72.9	$79.4	$97.5	$74.4	$87.6
Amount paid for settlement purchased	$36.9	$29.0	$27.6	$28.5	$21.4	$28.7	$23.6
Time from funding to maturity (months)	80.3	113.8	109.7	113.4	147.3	109.2	134.3
Marketing cost per transaction	$205.6	$19.2	$11.3	$10.7	$8.5	$12.7	$9.2
Segment selling, general and administrative (excluding marketing costs) per transaction	$66.6	$16.2	$12.7	$12.7	$14.2	$11.8	$13.8
Period Sales:
Number of transactions sold	—	226	439	—	72	96	291
Gain on sale of structured settlements	$—	$443	$2,684	$24	$1,585	$499	$4,848
Average sale discount rate	—	10.8%	11.5%	—	9.6%	11.1%	9.1%

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion in conjunction with the consolidated and combined financial statements and accompanying notes and the information contained in other sections of this prospectus, particularly under the headings “Risk Factors,” “Selected Historical and Unaudited Pro Forma Consolidated and Combined Financial Information” and “Business.” This discussion and analysis is based on the beliefs of our management, as well as assumptions made by, and information currently available to, our management. The statements in this discussion and analysis concerning expectations regarding our future performance, liquidity and capital resources, as well as other non-historical statements in this discussion and analysis, are forward-looking statements. See “Forward-Looking Statements.” These forward-looking statements are subject to numerous risks and uncertainties, including those described under “Risk Factors.” Our actual results could differ materially from those suggested or implied by any forward-looking statements.

Business Overview

We are a specialty finance company with a focus on providing premium financing for individual life insurance policies and purchasing structured settlements. We manage these operations through two business segments: premium finance and structured settlements. In our premium finance business we earn revenue from interest charged on loans, loan origination fees and agency fees from referring agents. In our structured settlement business, we purchase structured settlements at a discounted rate and sell such assets to, or finance such assets with, third parties.

Since 2007, the United States’ capital markets have experienced extensive distress and dislocation due to the global economic downturn and credit crisis. As a result of the dislocation in the capital markets, our borrowing costs increased dramatically in our premium finance business and we were unable to access traditional sources of capital to finance the acquisition and sale of structured settlements. At certain points, we were unable to obtain any debt financing.

We expect that the net proceeds from this offering will be used to finance and grow our premium finance and structured settlement businesses. We intend to originate new premium finance loans without relying on debt financing. We intend to use a portion of the net proceeds from this offering, together with debt financing, to continue to finance the acquisition and sale of structured settlements.

Premium Finance Business

A premium finance transaction is a transaction in which a life insurance policyholder obtains a loan to pay insurance premiums for a fixed period of time, which allows a policyholder to maintain coverage without additional out-of-pocket costs. Our typical premium finance loan is approximately two years in duration and is collateralized by the underlying life insurance policy. The life insurance policies that serve as collateral for our premium finance loans are predominately universal life policies that have an average death benefit of approximately $4 million and insure persons over age 65.

We expect that, in the ordinary course of business, a large portion of our borrowers may default on their loans and relinquish beneficial ownership of their life insurance policy to us. Our loans are secured by the underlying life insurance policy and are usually non-recourse to the borrower. If the borrower defaults on the obligation to repay the loan, we generally have no recourse against any assets except for the life insurance policy that collateralizes the loan.

Dislocations in the capital markets have forced us to pay higher interest rates on borrowed capital since the beginning of 2008. Every credit facility we have entered into since December 2007 for our premium finance business has required us to obtain lender protection insurance for each loan originated under such credit facility. This coverage provides insurance on the value of the life insurance policy serving as collateral underlying the loan should our borrower default. After a payment default by the borrower, subject to the terms and conditions of the lender protection insurance policy, our lender protection insurer has the right to direct control or take beneficial ownership of the life insurance policy, and we are paid a claim equal to the insured value of the policy. While lender protection insurance provides us with liquidity, it prevents us from realizing the appreciation, if any, of the underlying policy when a borrower relinquishes ownership of the policy upon default. As of September 30, 2010, 94.6% of our outstanding premium finance loans have collateral whose value is insured. Currently, we are only originating new premium finance loans with lender protection insurance. Following the earlier of the completion of this offering or December 31, 2010, we do not expect to originate premium finance loans with lender protection insurance.

We have experienced two adverse consequences from our high financing costs: reduced profitability and decreased loan originations. While the use of lender protection insurance allows us to access debt financing to support our premium finance business, the cost of lender protection insurance substantially reduces the earnings from our premium finance segment. Additionally, there are coverage limitations related to our use of lender protection insurance that have reduced the number of otherwise viable premium finance transactions that we could complete. During the nine months ended September 30, 2010, these coverage limitations became even stricter and further reduced the number of loans we could originate. We believe that the net proceeds from this offering will allow us to increase the profitability and number of new premium finance loans by eliminating the cost of debt financing and lender protection insurance and the limitations on loan originations that our lender protection insurance imposes.

The following table shows our total financing cost per annum for funding premium finance loans as a percentage of the principal balance of the loans originated during the following periods:

				Nine Months
	Year Ended December 31,			Ended September 30,
	2007	2008	2009	2009	2010

Lender protection insurance cost	—	8.5%	10.9%	11.0%	10.4%
Interest cost and other lender funding charges under credit facilities	14.5%	13.7%	18.2%	18.5%	20.7%

Total financing cost	14.5%	22.2%	29.1%	29.5%	31.1%

In response to the large increase in our financing costs, in 2008 we implemented a policy to charge origination fees on all premium finance loans and we increased the origination fees that we charged.

We charge a referring insurance agent an agency fee for services related to premium finance loans. Agency fees and origination fee income have helped us to mitigate the cost of lender protection insurance and our credit facilities. While origination fee income and interest are earned over the life of our premium finance loans, our agency fees are earned at the time of funding. This results in our premium finance business generating significant income during periods of high loan originations but experiencing lower income during periods when there are fewer loan originations.

Despite the use of lender protection insurance, we found it very difficult to secure financing for our premium finance lending business segment during 2008 and 2009. Traditional capital providers such as commercial banks, investment banks, conduit programs, hedge funds and private equity funds reduced their lending commitments and raised their lending rates. There were periods during 2008 and 2009 when our premium finance segment was unable to originate loans due to our inability to access capital. We were without credit and therefore unable to originate premium finance loans for a total of 9 weeks in 2008 and for a total of 35 weeks in 2009. As a result, we experienced a significant decline in premium finance loan originations from 499 loans originated in 2008 to 194 loans originated in 2009, a decrease of 61%. This also led to a significant reduction in agency fees from $48.0 million in 2008 to $26.1 million in 2009.

The amount of losses on loan payoffs and settlements, net, and the amount of gains on the forgiveness of debt that we have recorded since inception within our premium finance business segment have been impacted as a result of financial difficulties experienced by one of our lenders, Acorn Capital Group (“Acorn”). Beginning in July, 2008, Acorn stopped funding under its credit facility with us without any advance notice. Therefore, we did not have access to funds necessary to pay the ongoing premiums on the policies serving as collateral for our borrower’s loans that were financed under the Acorn facility. We did not incur liability with our borrowers because the terms of the Acorn loans provide that we are only required to fund future premiums if our lender provides us with funds. Through September 30, 2010, a total of 101 policies financed under the Acorn facility incurred losses primarily due to non-payment of premiums.

In May 2009, we entered a settlement agreement with Acorn whereby all obligations under the credit agreement were terminated. Acorn subsequently assigned its rights under the settlement agreement to Asset Based Resource Group, LLC (“ABRG”), an entity that is not related to us. As part of the settlement agreement, we continue to service the original loans and ABRG determines whether or not it will continue to fund the loans. We believe that ABRG will elect to fund the loan only if it believes there is value in the policy serving as collateral for the loan. If ABRG chooses not to continue funding a loan, we have the option to fund the loan or try to sell the loan or related policy to another party. We elect to fund the loan only if we believe there is value in the policy serving as collateral for the loan after considering the costs of keeping the policy in force. Regardless of whether we fund the loan or sell the loan or related policy to another party, our debt under the Acorn facility is forgiven and we record a gain on the forgiveness of debt. If we fund the loan, it remains as an asset on our balance sheet, otherwise it is written off and we record the amount written off as a loss on loan payoffs and settlements, net.

On the notes that were cancelled under the Acorn facility, we had debt forgiven totaling $7.0 million and $16.4 million for the nine months ended September 30, 2010 and for the year ended December 31, 2009, respectively. We recorded these amounts as gain on forgiveness of debt. Partially offsetting these gains, we had loan losses totaling $5.2 million, $10.2 million and $1.9 million during the nine months ended September 30, 2010 and the years ended December 31, 2009 and 2008, respectively. We recorded these amounts as loss on loan payoffs and settlements, net. As of September 30, 2010, only 18 loans out of 119 loans originally financed in the Acorn facility remained outstanding.

The following table highlights the number of loans impacted by the Acorn settlement during the periods indicated below (dollars in thousands):

	Acorn Capital Facility
				Nine Months
	Year Ended December 31,			Ended September 30,
	2007	2008	2009	2009	2010	Total

Number of loans held at end of period	90	112	49	60	18	N/A
Loans receivable, net, balance at end of period	$15,468	$21,073	$9,601	$12,330	$4,416	N/A
Number of loans impacted during period	—	7	63	52	31	101

The following table highlights the impact of the Acorn settlement on our financial statements during the periods indicated below (dollars in thousands):

	Acorn Capital Facility
				Nine Months
	Year Ended December 31,			Ended September 30,
	2007	2008	2009	2009	2010	Total

Gain on forgiveness of debt	$—	$—	$16,410	$14,886	$6,968	$23,378
Loss on loan payoffs and settlements, net	—	(1,868)	(10,182)	(8,442)	(5,181)	(17,231)

Impact on net income	$—	$(1,868)	$6,228	$6,444	$1,787	$6,147	*

*	The $6.1 million impact on net income is due to 26 policies on which we decided to continue to fund the premiums after ABRG elected not to continue to fund the premiums. With respect to the associated loans, we received a gain on forgiveness of debt with no offsetting loss on loan payoffs and settlements, net.

Structured Settlements

Structured settlements refer to a contract between a plaintiff and defendant whereby the plaintiff agrees to settle a lawsuit (usually a personal injury, product liability or medical malpractice claim) in exchange for periodic payments over time. Recipients of structured settlements are permitted to sell their deferred payment streams pursuant to state statutes that require certain disclosures, notice to the obligors and state court approval. Through such sales, we purchase a certain number of fixed, scheduled future settlement payments on a discounted basis in exchange for a single lump sum payment, thereby serving the liquidity needs of structured settlement holders. During nine months ended September 30, 2009 and 2010, this purchase discount produced a yield that averaged 16.1% and 19.3%, respectively. We generally sell our structured settlement assets to institutional investors for cash and recognize a gain on the sale.

Structured settlements are an attractive asset class for institutional investors for several reasons. The majority of the insurance companies that issue the structured settlements we purchase carry financial strength ratings of “A1” or better by Moody’s Investors Services or “A−” or better by Standard & Poor’s. The periodic payments that make up structured settlements can extend for 20 years or more. This long average life coupled with no risk of prepayment and little credit risk result in a relatively liquid financial asset that can be sold directly to institutional investors such as insurance companies and pension funds.

We believe that we have various funding alternatives for the purchase of structured settlements. In addition to available cash, on September 24, 2010, we entered into an arrangement to provide us up to $50 million to finance the purchase of structured settlements. We also have other parties to whom we have sold settlement assets in the past, and to whom we believe we can sell assets in the future. We will continue to evaluate alternative financing arrangements, which could include selling pools of structured settlements to third parties and securing a warehouse line of credit that would allow us to aggregate structured settlements.

During the capital markets dislocation in 2008 and 2009, in order to sell portfolios of structured settlements to strategic buyers, we were required to offer discount rates as high as approximately 12.0%. During 2010, the discount rate for our sale of structured settlements has decreased. During the nine months ended September 30, 2010, our weighted average sale discount rate for sales of structured settlements was 9.1%, which includes the sale of both guaranteed (non life-contingent) and life-contingent structured settlements. Life-contingent structured settlements are deferred payment streams that terminate upon the death of the structured settlement recipient. Guaranteed (non life-contingent) structured settlements terminate on a pre-determined date and do not cease upon the recipient’s death.

During this period of dislocation, we continued to invest in our structured settlements business. We did this with the expectation that expenses would continue to exceed revenue while we made investments in building the business and increasing our capacity to originate new transactions. We originated 385 transactions during the nine months ended September 30, 2010 as compared to 275 transactions during the same period in 2009, an increase of 40%, and 396 transactions during 2009 as compared to 276 transactions in 2008, an increase of 43%. We incurred total expenses of $8.9 million during the nine months ended September 30, 2010 as compared to $6.7 million during the same period in 2009 and $9.5 million during 2009 compared to $9.8 million in 2008. We believe that as a result of our investments, we currently have a structured settlements business model in place that has sufficient scalability to permit our structured settlement business to continue to grow efficiently. Accordingly, the historical operating our structured settlement segment reflect our investment in the start up costs and the initial growth of our structured settlement operations.

Our Outlook

Reduced or Eliminated Financing Costs; Option to Retain Policies

We intend to use the net proceeds from this offering to fund new premium finance business, thereby over time reducing or eliminating our debt financing and lender protection insurance costs. We expect that the net proceeds of this offering and the elimination of the use of lender protection insurance will provide us the option to retain for investment a number of policies relinquished to us upon default. If we retain a life insurance policy that is relinquished to us upon default, we will be responsible for paying all premiums necessary to keep the policy in force.

Corporate Conversion

Immediately prior to this offering, we will convert from a Florida limited liability company to a Florida corporation. As a limited liability company, we were treated as a partnership for United States federal and state income tax purposes and, as such, we were not subject to taxation. For all periods subsequent to such conversion, we will be subject to corporate-level United States federal and state income taxes. See “Corporate Conversion.”

Public Company Expenses

Upon consummation of our initial public offering, we will become a public company. As a result, we will need to comply with laws, regulations and requirements with which we did not need to comply as a private company, including certain provisions of the Sarbanes-Oxley Act of 2002, related SEC regulations, and the requirements of the New York Stock Exchange. Compliance with the requirements of being a public company will require us to increase our general and administrative expenses in order to pay our employees, legal counsel, accountants, and other advisors to assist us in, among other things, external reporting, instituting and maintaining internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, and preparing and distributing periodic public reports in compliance with our obligations under the federal securities laws. In addition, being a public company will make it more expensive for us to obtain director and officer liability insurance.

Stock-Based and Other Executive Compensation

The corporate conversion results in a reallocation whereby it is deemed that a shareholder has contributed an economic interest to employees. As such, we expect to incur stock compensation expense at the time of the conversion of approximately $2.5 million. We also expect to incur stock compensation expense of approximately $400,000 at the Closing of this offering related to the issuance of common stock to our two employees with phantom stock agreements.

We have established an equity compensation plan for our current and future employees and directors. We have reserved an aggregate of 1,200,000 shares of common stock for issuance under our Omnibus Plan, of which 592,576 shares are expected to be granted in the form of stock options or restricted stock to our executive officers, directors and employees immediately following the pricing of this offering as described under “Omnibus Plan — Imperial Holdings 2010 Omnibus Incentive Plan.” We expect to incur non-cash, stock-based compensation expenses in connection with these awards. At an assumed initial public offering price equal to the midpoint of the price range on the cover of this prospectus, we expect to incur stock compensation expense related to these awards of approximately $1.5 million to $2.5 million per year. See “Description of Capital Stock.”

Principal Revenue and Expense Items

Components of Revenue

Agency Fee Income

In connection with our premium finance business, we earn agency fees that are paid by the referring life insurance agents. Because agency fees are not paid by the borrower, such fees do not accrue over the term of the loan. We typically charge and receive agency fees from the referring agent within approximately 47 days of our funding the loan. Referring insurance agents pay the agency fees to our subsidiary, Imperial Life and Annuity Services, LLC, a licensed insurance agency, for the due diligence performed in underwriting the premium finance transaction. The amount of the agency fee paid by a referring life insurance agent is negotiated with the referring agents based on a number of factors, including the size of the policy and the amount of premiums on the policy. Agency fees as a percentage of the principal balance of loans originated during the periods below are as follows:

	Year Ended December 31,			Nine Months Ended September 30,
	2007	2008	2009	2009	2010

Agency fees as a percentage of the principal balance of the loans originated	55.1%	49.2%	50.6%	51.8%	49.9%

Interest Income

We receive interest income that accrues over the life of the premium finance loan and is due upon the date of maturity or upon repayment of the loan. Substantially all of the interest rates we charge on our premium finance loans are floating rates that are calculated at the one-month LIBOR rate plus an applicable margin. In addition, our premium finance loans have a floor interest rate and are capped at 16.0% per annum. For loans with floating rates, each month the interest rate is recalculated to equal one-month LIBOR plus the applicable margin, and then, if necessary, adjusted so as to remain at or above the stated floor rate and at or below the capped rate of 16.0% per annum.

The weighted average per annum interest rate for premium finance loans outstanding as of the dates below is as follows:

	December 31,			September 30,
	2007	2008	2009	2009	2010

Weighted average per annum interest rate	10.2%	10.4%	10.9%	11.2%	11.3%

Interest income also includes interest earned on structured settlement receivables. Until we sell our structured settlement receivables, the structured settlements are held on our balance sheet. Purchase discounts are accreted into interest income using the effective-interest method.

Origination Fee Income

We charge our borrowers an origination fee as part of the premium finance loan origination process. It is a one-time fee that is added to the loan amount and is due upon the date of maturity or upon repayment of the loan. Origination fees are recognized on an effective-interest method over the term of the loan.

Origination fees as a percentage of the principal balance of loans originated during the periods below are as follows:

	Years Ended December 31,			Nine Months Ended September 30,
	2007	2008	2009	2009	2010

Origination fees as a percentage of the principal balance of the loans	20.2%	39.9%	44.7%	42.6%	41.7%
Origination fees per annum as a percentage of the principal balance of the loans	5.2%	15.4%	19.2%	18.5%	21.0%

Gain on Sale of Structured Settlements

We purchase a certain number of fixed, scheduled future settlement payments on a discounted basis in exchange for a single lump sum payment. We negotiate a purchase price that is calculated as the present value of the future payments to be purchased, discounted at a rate equal to our required investment yield. From time to time, we sell portfolios of structured settlements to institutional investors. The sale price is calculated as the present value of the future payments to be sold, discounted at a negotiated yield. We record any amounts of sale proceeds in excess of our carrying value as a gain on sale.

Gain on the Forgiveness of Debt

We entered into a settlement agreement with Acorn, as described previously, whereby our borrowings under the Acorn credit facility were cancelled, resulting in a gain on forgiveness of debt. A gain on forgiveness of debt is recorded at the time at which we are legally released from our borrowing obligations.

Change in Fair Value of Life Settlements and Structured Settlement Receivables.

We have elected to carry our investments in life settlements at fair value. As of July 1, 2010, we elected to adopt the fair value option, in accordance with ASC 825, Financial Instruments, to record certain newly-

acquired structured settlement receivables at fair value. Any change in fair value upon re-measurement of these investments is recorded through our change in fair value of life settlement and structured settlement receivables.

Gain on Sale of Life Settlements

Gain on sale of life settlements includes gain from company-owned life settlements and gains from sales on behalf of third parties.

Components of Expenses

Interest Expense

Interest expense is interest accrued monthly on credit facility borrowings that are used to fund premium finance loans and promissory notes that were used to fund operations and corporate expenses. Interest is generally compounded monthly and payable as the collateralized loans mature.

Our weighted average interest rate for our credit facilities and promissory notes outstanding as of the dates indicated below is as follows:

	December 31,			September 30,
	2007	2008	2009	2009	2010

Weighted average interest rate under credit facilities	14.5%	13.9%	15.6%	15.5%	18.0%
Weighted average interest rate under promissory notes	16.2%	15.9%	16.5%	16.5%	16.5%
Total weighted average interest rate	15.5%	14.2%	15.7%	14.9%	17.6%

Provision for Losses on Loans Receivable

We specifically evaluate all loans for impairment, on a monthly basis, based on the fair value of the underlying life insurance policies as collectability is primarily collateral dependent. The fair value of the life insurance policy is determined using our valuation model, which is a Level 3 fair value measurement. For loans with lender protection insurance, the insured value is also considered when determining the fair value of the life insurance policy. The insured value is not directly correlated to any portion of the loan, such as principal, accrued interest, accreted origination income, or other fees which may be charged or incurred on these types of loans. The insured value is the amount we would receive in the event that we filed a lender protection insurance claim. The lender protection insurer limits the insured value to an amount equal to or less than its determination of the value of the life insurance policy underlying our premium finance loan based on its own models and assumptions, which may be equal to or less than the carrying value of the loan receivable. For all loans, the amount of loan impairment, if any, is calculated as the difference in the fair value of the life insurance policy and the carrying value of the loan receivable. Loan impairments are charged to the provision for losses on loans receivable in our consolidated and combined statement of operations.

In some instances, we make a loan to an insured whereby we immediately record a loan impairment valuation adjustment against the principal of the loan. Loans that experience an immediate impairment are made when the transaction components that are not included in the loan, such as agency fees, offset or exceed the amount of the impairment.

For loans that matured during the nine months ended September 30, 2010 and during the year ended December 31, 2009, 97% and 85%, respectively, of such loans were not repaid at maturity. In such events of default, the borrower typically relinquishes beneficial ownership of the policy to us in exchange for our release of the debt (or we enforce our security interests in the beneficial interests in the trust that owns the policy). For loans that have lender protection insurance, we make a claim against the lender protection insurance policy and, subject to policy terms and conditions, the insurer has the right to direct control or take beneficial ownership of the policy upon payment of our claim.

For loans that had lender protection insurance and matured during the nine months ended September 30, 2010 and during the year ended December 31, 2009, 320 and 56 loans were not repaid at maturity, respectively.

Of these loans, 320 and 56 were submitted to our lender protection insurer. The net carrying value of the loans (which includes principal, accrued interest income, and accrued origination fees, net of impairment) at the time of payoff during the nine months ended September 30, 2010 and the year ended December 31, 2009 was $111.8 million and $23.8 million, respectively. The amount of cash received by us for those loans was $112.8 million and $24.6 million, respectively. This resulted in a gain during the nine months ended September 30, 2010 and the year ended December 31, 2009 of $741,000 and $955,000, respectively. This gain was primarily attributable to the insurance amount at the time of payoff exceeding the contractual amounts due under the terms of the loan agreement. Therefore, the amount of claims paid by the lender protection insurer was in excess of 100% of the net carrying value of the loans. The following table provides information on the insured loans that were not repaid at maturity for the periods indicated below (dollars in thousands):

	Year Ended	Nine Months Ended
	December 31, 2009	September 30, 2010

Number of loans impaired at maturity	32	179
Loans not repaid at maturity	56	320
Claims submitted to lender protection insurer	56	320
Claims paid by lender protection insurer	56	320
Amount of claims paid	$24,555	$112,784
Net carrying value of loans at payoffs	$23,814	$111,829
Gain on LPIC payoffs (all loans)	$741	$955
Gain on LPIC payoffs (impaired loans)	$304	$(54)
Percent of claims paid by lender protection insurer	100%	100%

The following table shows the percentage of the total number of loans outstanding with lender protection insurance and the percentage of our total loans receivable balance covered by lender protection insurance as of the dates indicated below:

	December 31,			September 30,
	2007	2008	2009	2009	2010

Percentage of total number of loans outstanding with lender protection insurance	—	70.4%	91.2%	86.8%	94.6%
Percentage of total loans receivable, net balance covered by lender protection insurance	—	79.9%	93.7%	90.5%	95.5%

We use a method to determine the loan impairment valuation adjustment which assumes the “worst case” scenario for the fair value of the collateral based on the insured coverage amount. At the time of loan origination, we will record impairment even though no loans are considered non-performing as no payments are due by the borrower. Loans with insured collateral represented 91.2% and 94.6% of our loans as of December 31, 2009 and September 30, 2010, respectively. We believe that the amount of impairments recorded over the past 18 months is higher than normal due to the state of the credit markets which negatively affected the fair value of the collateral for the loans. During the past 18 months, the insured value of the collateral has often been its highest value. The higher amount of impairment experienced in the latter part of 2009 and during 2010 reflects the realization of less than the contractual amounts due under the terms of the loans receivable. We believe that if the market for life insurance policies improves, our realization rates for the contractual amounts of interest income and origination income should improve as well.

The following table shows the amount of impairment recorded on loans outstanding with and without lender protection insurance during each period (dollars in thousands):

	Year Ended December 31,	Nine Months Ended
	2009	September 30, 2010

Provision for losses on loans receivable with lender protection insurance	$7,008	$4,026
Provision (recoveries) for losses on loans receivable without lender protection insurance	2,822	(512)

Total provision for losses on loans receivable	$9,830	$3,514

Loss on Loan Payoffs and Settlements, Net

When a premium finance loan matures, we record the difference between the net carrying value of the loan receivable (which includes the loan principal balance, accrued interest and accreted origination fees, net of any impairment valuation adjustment) and the cash received, or the fair value of the life insurance policy that is obtained if there is a default and the policy is relinquished, as a gain or loss on loan payoffs and settlements, net. This account was significantly impacted by the Acorn settlement, as discussed above, whereby we recorded a loss on loan payoffs and settlements, net, of $5.2 million, $10.2 million and $1.9 million during the nine months ended September 30, 2010 and the years ended December 31, 2009 and 2008, respectively, under the direct write-off method, as opposed to charging our provision for losses on loan receivables.

Amortization of Deferred Costs

Deferred costs include premium payments made by us to our lender protection insurer. These expenses are deferred and recognized over the life of the note using the effective interest method. Deferred costs also include credit facility closing costs such as legal and professional fees associated with the establishment of our credit facilities, which deferred costs are recognized over the life of the debt. We expect our deferred costs to decline over time as our portfolio of loans with lender protection insurance matures.

Selling, General and Administrative Expenses

Selling, general, and administrative expenses include salaries and benefits, professional and consulting fees, marketing, depreciation and amortization, bad debt expense, and other related expenses to support our ongoing businesses.

Critical Accounting Policies

Critical Accountings Estimates

The preparation of the financial statements requires us to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. We base our judgments, estimates and assumptions on historical experience and on various other factors that are believed to be reasonable under the circumstances. Actual results could differ materially from these estimates under different assumptions and conditions. We evaluate our judgments, estimates and assumptions on a regular basis and make changes accordingly. We believe that the judgments, estimates and assumptions involved in the accounting for the loan impairment valuation, allowance for doubtful accounts, and the valuation of investments in life settlements (life insurance policies) have the greatest potential impact on our financial statements and accordingly believe these to be our critical accounting estimates. Below we discuss the critical accounting policies associated with the estimates as well as selected other critical accounting policies. For further information on our critical accounting policies, see the discussion in Note 2 to our audited consolidated financial statements.

Premium Finance Loans Receivable

We report loans receivable acquired or originated by us at cost, adjusted for any deferred fees or costs in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 310-20, Receivables — Nonrefundable Fees and Other Costs, discounts, and loan impairment valuation. All loans are collateralized by life insurance policies. Interest income is accrued on the unpaid principal balance on a monthly basis based on the applicable rate of interest on the loans.

In accordance with ASC 310, Receivables, we specifically evaluate all loans for impairment based on the fair value of the underlying policies as collectability is primarily collateral dependent. The loans are considered to be collateral dependent as the repayment of the loans is expected to be provided by the underlying insurance policies. In the event of default, the borrower typically relinquishes beneficial ownership of the policy to us in exchange for our release of the debt (or we enforce our security interests in the beneficial interests in the trust that owns the policy). For loans that have lender protection insurance, we make a claim against the lender protection insurance policy and, subject to terms and conditions of the lender protection insurance policy, our lender protection insurer has the right to direct control or take beneficial ownership of the policy upon payment of our claim. For loans without lender protection insurance, we have the option of selling the policy or maintaining it on our balance sheet for investment.

We evaluate the loan impairment valuation on a monthly basis based on our periodic review of the estimated value of the underlying collateral. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. The loan impairment valuation is established as losses on loans are estimated and the provision is charged to earnings. Once established, the loan impairment valuation cannot be reversed to earnings.

In order to originate premium finance transactions during the recent dislocation in the capital markets, we procured lender protection insurance. This lender protection insurance mitigates our exposure to losses which may be caused by declines in the fair value of the underlying policies. At the end of each reporting period, for loans that have lender protection insurance, a loan impairment valuation is established if the carrying value of the loan receivable exceeds the amount of coverage.

Ownership of Life Insurance Policies

In the ordinary course of business, a large portion of our borrowers may default by not paying off the loan and relinquish beneficial ownership of the life insurance policy to us in exchange for our release of the obligation to pay amounts due. We account for life insurance policies we acquire upon relinquishment by our borrowers as investments in life settlements (life insurance policies) in accordance with ASC 325-30, Investments in Insurance Contracts, which requires us to use either the investment method or the fair value method. The election is made on an instrument-by-instrument basis and is irrevocable. Thus far, we have elected to account for these life insurance policies as investments using the fair value method.

We initially record investments in life settlements at the transaction price. For policies acquired upon relinquishment by our borrowers, we determine the transaction price based on fair value of the acquired policies at the date of relinquishment. The difference between the net carrying value of the loan and the transaction price is recorded as a gain (loss) on loan payoffs and settlement. For policies acquired for cash, the transaction price is the amount paid.

The fair value of the investment in insurance policies is evaluated at the end of each reporting period. Changes in the fair value of the investment based on evaluations are recorded as change in fair value of life settlements in our consolidated and combined statement of operations. The fair value is determined on a discounted cash flow basis that incorporates current life expectancy assumptions. The discount rate incorporates current information about market interest rates, the credit exposure to the insurance company that issued the life insurance policy and our estimate of the risk premium an investor in the policy would require. The discount rate at September 30, 2010 was 15% and the fair value of our investment in life insurance policies was $8.8 million.

Following this offering, our investment in life settlements (life insurance policies) may increase over time as we begin to make loans without lender protection insurance, as a result of which we expect to have the option to retain a number of the life insurance policies relinquished to us by our borrowers upon default under those loans. Since the term of our premium finance loans is typically 26 months, it will be at least 26 months from the closing of this offering before we are likely to retain any appreciable number of policies relinquished to us by our borrowers upon default.

Valuation of Insurance Policies

Our valuation of insurance policies is a critical component of our estimate for the loan impairment valuation and the fair value of our investments in life settlements (life insurance policies). We currently use a probabilistic method of valuing life insurance policies, which we believe to be the preferred valuation method in the industry. The most significant assumptions which we estimate are the life expectancy of the insured and the discount rate.

In determining the life expectancy estimate, we use medical reviews from four different medical underwriters. The health of the insured is summarized by the medical underwriters into a life assessment which is based on the review of historical and current medical records. The medical underwriting assesses the characteristics and health risks of the insured in order to quantify the health into a mortality rating that represents their life expectancy.

The probability of mortality for an insured is then calculated by applying the life expectancy estimate to a mortality table. The mortality table is created based on the rates of death among groups categorized by gender, age, and smoking status. By measuring how many deaths occur before the start of each year, the table allows for a calculation of the probability of death in a given year for each category of insured people. The probability of mortality for an insured is found by applying their mortality rating from the life expectancy assessment to the probability found in the actuarial table for the insured’s age, sex and smoking status.

The resulting mortality factor represents an indication as to the degree to which the given life can be considered more or less impaired than a standard life having similar characteristics (i.e. gender, age, smoking, etc.). For example, a standard insured (the average life for the given mortality table) would carry a mortality rating of 100%. A similar but impaired life bearing a mortality rating of 200% would be considered to have twice the chance of dying earlier than the standard life.

The mortality rating is used to create a range of possible outcomes for the given life and assign a probability that each of the possible outcomes might occur. This probability represents a mathematical curve known as a mortality curve. This curve is then used to generate a series of expected cash flows over the remaining expected lifespan of the insured and the corresponding policy. An internal rate of return calculation is then used to determine the price of the policy. If the insured dies earlier than expected, the return will be higher than if the insured dies when expected or later than expected.

The calculation allows for the possibility that if the insured dies earlier than expected, the premiums needed to keep the policy in force will not have to be paid. Conversely, the calculation also considers the possibility that if the insured lives longer than expected, more premium payments will be necessary. Based on these considerations, each possible outcome is assigned a probability and the range of possible outcomes is then used to create a price for the policy.

At the end of each reporting period we re-value the life insurance policies using our valuation model in order to update our loan impairment valuation for loans receivable and our estimate of fair value for investments in policies held on our balance sheet. This includes reviewing our assumptions for discount rates and life expectancies as well as incorporating current information for premium payments and the passage of time.

Fair Value Measurement Guidance

We follow ASC 820, Fair Value Measurements and Disclosures, which defines fair value as an exit price representing the amount that would be received if an asset were sold or that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions the guidance establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. Level 1 relates to quoted prices in active markets for identical assets or liabilities. Level 2 relates to observable inputs other than quoted prices included in Level 1. Level 3 relates to unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Our investments in life insurance policies and structured settlements are considered Level 3 assets as there is currently no active market where we are able to observe quoted prices for identical assets and our valuation model incorporates significant inputs that are not observable. Our impaired loans are measured at fair value on a non-recurring basis, as the carrying value is based on the fair value of the underlying collateral. The method used to estimate the fair value of impaired collateral-dependent loans depends on the nature of the collateral. For collateral that has lender protection insurance coverage, the fair value measurement is considered to be Level 2 as the insured value is an observable input and there are no material unobservable inputs. For collateral that does not have lender protection insurance coverage, the fair value measurement is considered to be Level 3 as the estimated fair value is based on a model whose significant inputs are the life expectancy of the insured and the discount rate, which are not observable. Although collateral without lender protection insurance is a Level 3 asset, we believe that the fair value is predictable based on the fixed contractual terms of the life insurance policy and its premium schedule and death benefit, as well as the ability to predict the insured’s age at the time of loan maturity, which are some of the key factors in determining the fair market value of a life insurance policy.

Fair Value Option

As of July 1, 2010, we elected to adopt the fair value option, in accordance with ASC 825, Financial Instruments, to record certain newly-acquired structured settlements at fair value. We have the option to measure eligible financial assets, financial liabilities, and commitments at fair value on an instrument-by-instrument basis. This option is available when we first recognize a financial asset or financial liability or enter into a firm commitment. Subsequent changes in the fair value of assets, liabilities, and commitments where we have elected the fair value option are recorded in our consolidated and combined statement of operations. We have made this election because it is our intention to sell these assets within the next twelve months, and we believe it significantly reduces the disparity that exists between the GAAP carrying value of these structured settlements and our estimate of their economic value.

Revenue Recognition

Our primary sources of revenue are in the form of agency fees, interest income, origination fee income and gains on sales of structured settlements. Our revenue recognition policies for these sources of revenue are as follows:

•	Agency Fees — Agency fees are paid by the referring life insurance agents based on negotiations between the parties and are recognized at the time a premium finance loan is funded. Because agency fees are not paid by the borrower, such fees do not accrue over the term of the loan. We typically charge and receive agency fees from the referring agent within approximately 47 days of our funding the loan. A separate origination fee is charged to the borrower which is amortized into income over the life of the loan.

•	Interest Income — Interest income on premium finance loans is recognized when it is realizable and earned, in accordance with ASC 605, Revenue Recognition. Discounts on structured settlement receivables are accreted over the life of the settlement using the effective interest method.

•	Origination Fee Income — Loans often include origination fees which are fees payable to us on the date the loan matures. The fees are negotiated at the inception of the loan on a transaction by transaction basis. The fees are accreted into income over the term of the loan using the effective interest method.

•	Gains on Sales of Structured Settlements — Gains on sales of structured settlements are recorded when the structured settlements have been transferred to a third party and we no longer have continuing involvement, in accordance with ASC 860, Transfers and Servicing.

Interest and origination income on impaired loans is recognized when it is realizable and earned in accordance with ASC 605, Revenue Recognition. Persuasive evidence of an arrangement exists through a loan agreement which is signed by a borrower prior to funding and sets forth the agreed upon terms of the interest and origination fees. Interest income and origination income are earned over the term of the loan and are accreted using the effective interest method. The interest and origination fees are fixed and determinable based on the loan agreement. For impaired loans, we do not recognize interest and origination income which we believe is uncollectible. At the end of the reporting period, we review the accrued interest and accrued origination fees in conjunction with our loan impairment analysis to determine our best estimate of uncollectible income that is then reversed. We continually reassess whether the interest and origination income are collectible as the fair value of the collateral typically increases over the term of the loan. Since our loans are due upon maturity, we cannot determine whether a loan is performing or non-performing until maturity. For impaired loans, our estimate of proceeds to be received upon maturity of the loan is generally correlated to our current estimate of fair value of the collateral, but also incorporates expected increases in fair value of the collateral over the term of the loan, trends in the market, sales activity for life insurance policies, and our experience with loans payoffs.

Deferred Costs

Deferred costs include costs incurred in connection with acquiring and maintaining credit facilities and costs incurred in connection with securing lender protection insurance. These costs are amortized over the life of the related loan using the effective interest method and are classified as amortization of deferred costs in the accompanying consolidated and combined statement of operations.

Loss in Loan Payoffs and Settlements, Net

When a premium finance loan matures, we record the difference between the net carrying value of the loan and the cash received, or the fair value of the life insurance policy that is obtained in the event of payment default, as a gain or loss on loan payoffs and settlements, net. This account was significantly impacted by the Acorn settlement, as discussed above, whereby we recorded a loss on loan payoffs and settlements, net, of $5.2 million, $10.2 million and $1.9 million during the nine months ended September 30, 2010 and the years ended December 31, 2009 and 2008, respectively, under the direct write-off method, as opposed to charging our provision for losses on loan receivables.

Income Taxes

We account for income taxes in accordance with ASC 740, Income Taxes (“ASC 740”). Prior to the closing of this offering, we will convert from a Florida limited liability company to a Florida corporation. See also “Corporate Conversion.” Under ASC 740, deferred income taxes are determined based on the estimated future tax effects of differences between the financial statement and tax basis of assets and liabilities given the provisions of enacted tax laws. Deferred income tax provisions and benefits are based on changes to the assets or liabilities from year to year. In providing for deferred taxes, we consider tax regulations of the jurisdictions in which we operate, estimates of future taxable income and available tax planning strategies. If tax regulations, operating results or the ability to implement tax-planning strategies varies adjustments to the carrying value of the deferred tax assets and liabilities may be required. Valuation allowances are based on the “more likely than not” criteria of ASC 740.

The accounting for uncertain tax positions guidance under ASC 740 requires that we recognize the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. We recognize interest and penalties (if any) on uncertain tax positions as a component of income tax expense.

Stock-Based Compensation

We have adopted ASC 718, Compensation — Stock Compensation (“ASC 718”). ASC 718 addresses accounting for share-based awards, including stock options, with compensation expense measured using fair value and recorded over the requisite service or performance period of the award. The fair value of equity instruments to be issued upon or after the closing of this offering will be determined based on a valuation using an option pricing model which takes into account various assumptions that are subjective. Key assumptions used in the valuation will include the expected term of the equity award taking into account both the contractual term of the award, the effects of expected exercise and post-vesting termination behavior, expected volatility, expected dividends and the risk-free interest rate for the expected term of the award.

Recent Accounting Pronouncements

In July 2010, the FASB issued ASU No. 2010-20, “Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses” (“ASU 2010-20”). This guidance will require companies to provide additional disclosures relating to the credit quality of their financing receivables and the credit reserves held against them, including the aging of past-due receivables, credit quality indicators, and modifications of financing receivables. For public companies, the disclosure requirements as of the end of a reporting period are effective for periods ending on or after December 15, 2010. The disclosure requirements for activity occurring during a reporting period are effective for periods beginning on or after December 15, 2010. We are currently evaluating the possible effects of this guidance on our financial statement disclosures.

Results of Operations

The following is our analysis of the results of operations for the periods indicated below. This analysis should be read in conjunction with our financial statements, including the related notes to the financial statements. Our results of operations are discussed below in two parts: (i) our consolidated results of operations and (ii) our results of operations by segment.

Consolidated Results of Operations (in thousands)

	Year Ended December 31,			Nine Months Ended September 30,
	2007	2008	2009	2009	2010
				(Unaudited)

Income
Agency fee income	$24,515	$48,004	$26,114	$20,216	$9,099
Interest income	4,888	11,914	21,483	15,843	15,795
Origination fee income	526	9,399	29,853	21,865	16,728
Gain on sale of structured settlements	—	443	2,684	499	4,848
Gain on forgiveness of debt	—	—	16,410	14,886	6,968
Gain on sale of life settlements	—	—	—	—	1,954
Change in fair value of life settlements and structured receivables	—	—	—	—	4,805
Other income	2	47	71	53	195

Total income	29,931	69,807	96,615	73,362	60,392
Expenses
Interest expense	1,343	12,752	33,755	24,710	24,244
Provision for losses on loans receivable	2,332	10,768	9,830	6,705	3,514
Loss (gain) on loan payoffs and settlements, net	(225)	2,738	12,058	11,279	4,320
Amortization of deferred costs	126	7,569	18,339	13,101	22,601
Selling, general and administrative expenses	24,335	41,566	31,269	22,997	22,118

Total expenses	27,911	75,393	105,251	78,792	76,797

Net income (loss)	$2,020	$(5,586)	$(8,636)	$(5,430)	$(16,405)

Premium Finance Segment Results (in thousands)

	Year Ended December 31,			Nine Months Ended September 30,
	2007	2008	2009	2009	2010
				(Unaudited)

Income	$29,921	$68,743	$92,648	$72,393	$53,643
Expenses	18,092	52,733	82,435	63,118	59,098

Segment operating income (loss)	$11,829	$16,010	$10,213	$9,275	$(5,455)

Structured Settlement Segment Results (in thousands)

	Year Ended December 31,			Nine Months Ended September 30,
	2007	2008	2009	2009	2010
				(Unaudited)

Income	$10	$1,064	$3,967	$969	$6,749
Expenses	2,722	9,770	9,475	6,736	8,855

Segment operating loss	$(2,712)	$(8,706)	$(5,508)	$(5,767)	$(2,106)

Reconciliation of Segment Results to Consolidated Results (in thousands)

	Year Ended December 31,			Nine Months Ended September 30,
	2007	2008	2009	2009	2010
				(Unaudited)

Segment operating (loss) income	$9,117	$7,304	$4,705	$3,508	$(7,561)
Unallocated expenses:
SG&A expenses	6,531	10,052	8,052	5,097	5,950
Interest expense	566	2,838	5,289	3,841	2,894

Net income (loss)	$2,020	$(5,586)	$(8,636)	$(5,430)	$(16,405)

Nine Months Ended September 30, 2010 Compared to Nine Months Ended September 30, 2009

Our results of operations for the nine months ended September 30, 2010 have been impacted by the execution of a settlement claims agreement. On September 8, 2010, the lender protection insurance related to our credit facility with Ableco Finance, LLC (“Ableco”) was terminated and settled pursuant to a claims settlement agreement, resulting in our receipt of an insurance claims settlement of approximately $96.9 million. We used approximately $64.0 million of the settlement proceeds to pay off the credit facility with Ableco in full and the remainder was used to pay off almost all of the amounts borrowed under the grid promissory note in favor of CTL Holdings, LLC. As a result of this settlement transaction, our subsidiary, Imperial PFC Financing, LLC, a special purpose entity, agreed to reimburse the lender protection insurer for certain loss payments and related expenses by remitting to the lender protection insurer all amounts received in the future in connection with the related premium finance loans issued through the Ableco credit facility and the life insurance policies collateralizing those loans until such time as the lender protection insurer has been reimbursed in full in respect of its loss payments and related expenses. Those loss payments and related expenses include the $96.9 million insurance claims settlement described above, $77.0 million for loss payments previously made, any additional advances made by the lender protection insurer to or for the benefit of Imperial PFC Financing, LLC and interest on such amounts. The reimbursement obligation is generally non-recourse to us and our other subsidiaries except to the extent of our equity interest in Imperial PFC Financing, LLC. Messrs. Mitchell and Neuman each guaranteed the obligations of Imperial PFC Financing, LLC for matters other than financial performance. These guaranties are not unconditional sources of credit support but are intended to protect against acts of fraud, willful misconduct or a bankruptcy filing by Imperial PFC Financing, LLC or Imperial Premium Finance, LLC. To the extent recourse is sought against Messrs. Mitchell and Neuman for such non-financial performance reasons, then our indemnification obligations to Messrs. Mitchell and Neuman may require us to indemnify them for losses they may incur under these guaranties.

Under the lender protection program, we pay lender protection insurance premiums at or about the time the coverage for a particular loan becomes effective. We record this amount as a deferred cost on our balance sheet, and then expense the premiums over the life of the underlying premium finance loans using the effective interest method. As of September 8, 2010, the deferred premium costs associated with the Ableco facility totaled $5.4 million. Since these insurance claims have been prepaid and Ableco has been repaid in full, we have accelerated the expensing of these deferred costs and recorded this $5.4 million expense as Amortization of Deferred Costs. Also in connection with the termination of the Ableco facility, we have accelerated the expensing of approximately $980,000 of deferred costs which resulted from professional fees related to the creation of the Ableco facility. We recorded these charges as Amortized Deferred Costs. In the aggregate, we accelerated the expensing of $6.4 million in deferred costs as a result of this one-time transaction.

The insurance claims settlement of $96.9 million was recorded as lender protection insurance claims paid in advance on our consolidated and combined balance sheet. As the premium finance loans mature and in the event of default, the insurance claim is applied against the premium finance loan. As of September 30, 2010, we have approximately $60.6 million remaining of lender protection insurance claims paid in advance related to premium finance loans which have not yet matured. The remaining premium finance loans will mature by August 5, 2011.

Net loss for the nine months ended September 30, 2010 was $16.4 million as compared to $5.4 million for the same period in 2009. Of this $11.0 million net change, $14.7 million occurred in our premium finance segment, offset by improvements in our structured settlements segment of $3.7 million. The change in the premium finance segment was primarily caused by decreased agency fee income and origination fee income. These declines were directly related to a reduction in the number of otherwise viable premium finance transactions that we could complete as we funded only 86 loans during the nine months ended September 30, 2010, a 41% decrease compared to the 145 funded during the same period of 2009. This reduction in the number of loans originated was caused by increased financing costs and stricter coverage limitations provided by our lender protection insurer. As a result, we experienced a decrease in agency fee income of $11.1 million, or 55% and a decrease in origination fee income of $5.1 million, or 23%. These decreases were partially offset by an increase in gain on sale of structured settlements of $4.3 million and an increase in the change in fair value of investments of $4.8 million.

Amortization of deferred costs increased to $22.6 million during the nine months ended September 30, 2010 as compared to $13.1 million for the same period in 2009, an increase of $9.5 million, or 73%. In connection with the full payoff of the Ableco credit facility, we accelerated the expensing of the remaining $5.4 million of associated deferred lender protection insurance costs. We also accelerated the expensing of approximately $980,000 of deferred costs related to fees incurred in connection with the creation of the Ableco facility. In total, lender protection insurance related costs accounted for $19.4 million and $10.9 million of total amortization of deferred costs during the nine months ended September 30, 2010 and 2009, respectively.

Gain on forgiveness of debt decreased to $7.0 million during the nine months ended September 30, 2010 compared to $14.9 million for the same period in 2009, a decrease of $7.9 million, or 53%. The reduced gain on forgiveness of debt was offset by a reduction in loss on loan settlement and payoffs, net of $7.0 million as a result of our writing off of fewer loans that were originated under the Acorn facility.

Gain on sale of structured settlements was $4.8 million during the nine months ended September 30, 2010 compared to $499,000 for the same period in 2009.

2009 Compared to 2008

Net loss for 2009 was $8.6 million compared to $5.6 million in 2008. We were without funding and, therefore, unable to originate premium finance loans for a total of 35 weeks in 2009 compared to a total of 9 weeks in 2008. As a result, we experienced a significant decline in premium finance loan originations from 499 loans originated in 2008 to 194 loans originated in 2009, a decrease of 61%. As agency fee income is earned solely as a function of originating loans, we also experienced a decrease in agency fee income to $26.1 million in 2009 from $48.0 million in 2008, a decrease of $21.9 million, or 46%.

The reduction in agency fees was largely offset by an increase in origination fee income to $29.9 million in 2009 compared to $9.4 million in 2008, an increase of $20.5 million, or 218%, primarily due to the increase in the aggregate principal amount of the loans receivable and an increase in origination fees charged. Additionally, our selling, general and administrative expenses decreased to $31.3 million in 2009 compared to $41.6 million in 2008, a decrease of $10.3 million, or 25%. Given the difficult economic environment, we made staff reductions which resulted in a $2.4 million decrease in payroll expenses. We also reduced our television and radio expenditures in our structured settlement segment which led to an $835,000 decrease in marketing expenses. Additionally, we incurred $2.6 million less in professional fees.

Interest income was $21.5 million in 2009 compared to $11.9 million in 2008, an increase of $9.6 million, or 81%, primarily due to the increase in the aggregate principal amount of the loans receivable and the compounding of interest on the loan receivable balance that continues to grow until the loan matures.

Interest expense was $33.8 million in 2009 compared to $12.8 million in 2008, an increase of $21.0 million, or 165%, primarily due to higher note payable balances as well as higher interest rates. Amortization of deferred costs was $18.3 million in 2009 compared to $7.6 million in 2008, an increase of $10.7 million, or 141%. Lender protection insurance related costs accounted for $16.1 million and $6.2 million of total amortization of deferred costs during 2009 and 2008, respectively.

During 2009, we continued to invest in our structured settlements business. We did this with the expectation that expenses would continue to exceed revenue while we made investments in building the business and increasing our capacity to purchase new transactions. We originated 396 transactions with an undiscounted face value of $28.9 million during 2009 as compared to 276 transactions with an undiscounted face value of $18.3 million in 2008, an increase in the number of transactions of 43% and an increase in the undiscounted face value of 58%. We incurred selling, general and administrative expenses in our structured settlements segment of $9.5 million during 2009 compared to $9.8 million in 2008, a decrease of $295,000, or 3%. Gain on sale of structured settlements was $2.7 million in 2009 compared to $443,000 in 2008, an increase of $2.3 million, or 506%. The increase in gain on sale was a result of more sales of structured settlements and a higher percentage of gain on the sales.

2008 Compared to 2007

Net loss for 2008 was $5.6 million compared to net income of $2.0 million in 2007. We experienced difficulty obtaining financing in 2008 due to the dislocations in the capital markets. In July, 2008, Acorn stopped funding under its credit facility with us. We were without funding and, therefore, unable to originate premium finance loans for a total of 9 weeks in 2008. In order to originate premium finance business during 2008, we commenced the lender protection insurance program resulting in increased financing costs. We also incurred increased overhead expenses in 2008 as we continued to invest in our businesses.

Agency fee income was $48.0 million in 2008 compared to $24.5 million in 2007, an increase of $23.5 million, or 96%. The increase in agency fee income was due to the 155% increase in the number of loans originated compared to 2007. Additionally, in order to offset our increased financing costs, we began charging origination fees on all premium finance loans. Origination fee income was $9.4 million in 2008 compared to $526,000 in 2007, an increase of $8.9 million, or 1,692%.

Interest expense was $12.8 million in 2008 compared to $1.3 million in 2007, an increase of $11.5 million, or 885%, primarily due to higher note payable balances. We had a notes payable balance of $183.5 million at December 31, 2008 compared to $35.6 million at December 31, 2007, an increase of $147.9 million, or 415%, as a result of increased borrowings to fund premium finance loans. Amortization of deferred costs was $7.6 million in 2008 compared to $126,000 in 2007, an increase of $7.5 million, or 5,952%. Lender protection insurance related costs accounted for $6.2 million and $0 of total amortization of deferred costs during 2008 and 2007, respectively.

Selling, general and administrative expenses increased from $24.3 million in 2007 to $41.6 million in 2008, an increase of $17.3 million, or 71%. The increase was primarily due to the increase in costs relating to the increase in the total number of our employees from 16 at the beginning of 2007 to 106 at the end of 2008 as we continued to make investments in our business which exceeded our revenue growth. We also spent an additional $3.2 million on marketing to grow our structured settlement business and $3.2 million on professional fees primarily related to our effort to obtain credit facilities. Beginning in July 2007 and continuing through the year ended December 31, 2008, we began making significant investments in our structured settlements business and increased the number of full-time employees in this business unit from 3 to 20.

Segment Information

We operate our business through two reportable segments: premium finance and structured settlements. Our segment data discussed below may not be indicative of our future operations.

Premium Finance Business

Our results of operations for our premium finance segment for the periods indicated are as follows (in thousands):

	Year Ended December 31,			Nine Months Ended September 30,
	2007	2008	2009	2009	2010
				(Unaudited)

Income
Agency fee income	$24,515	$48,004	$26,114	$20,216	$9,099
Interest income	4,880	11,340	20,271	15,426	15,482
Origination fee income	526	9,399	29,853	21,865	16,728
Gain on forgiveness of debt	—	—	16,410	14,886	6,968
Change in fair value of life settlements				—	3,300
Other	—	—	—	—	2,066

	29,921	68,743	92,648	72,393	53,643
Direct segment expenses
Interest expense	777	9,914	28,466	20,869	21,350
Provision for losses	2,332	10,768	9,830	6,705	3,514
Loss (gain) on loan payoff and settlements, net	(225)	2,738	12,058	11,278	4,320
Amortization of deferred costs	126	7,569	18,339	13,101	22,601
SG&A expense	15,082	21,744	13,742	11,165	7,313

	18,092	52,733	82,435	63,118	59,098

Segment operating income (loss)	$11,829	$16,010	$10,213	$9,275	$(5,455)

Nine Months Ended September 30, 2010 Compared to Nine Months Ended September 30, 2009

Income

Agency Fee Income.  Agency fee income was $9.1 million for the nine months ended September 30, 2010 compared to $20.2 million for the same period in 2009, a decrease of $11.1 million, or 55%. Agency fee income is earned solely as a function of originating loans. We funded only 86 loans during the nine months ended September 30, 2010, a 41% decrease compared to the 145 loans funded during the same period of 2009. This reduction in the number of loans originated was caused by increased financing costs and stricter coverage limitations provided by our lender protection insurer.

Agency fees as a percentage of the principal balance of the loans originated during each period was as follows (dollars in thousands):

	Nine Months Ended September 30,
	2009	2010

Principal balance of loans originated	39,030	18,245
Number of transactions originated	145	86
Agency fees	20,216	9,099
Agency fees as a percentage of the principal balance of loans originated	51.8%	49.9%

Interest Income.  Interest income was $15.5 million for the nine months ended September 30, 2010 compared to $15.4 million for the same period in 2009, an increase of $56,000 or 0.3%. Interest income was comparable due to a decline in interest income as the average balance of loans receivable, net decreased, partially offset by additional interest received on loans that matured during the period but continued to accrue interest past the maturity date until the lender protection insurance claim was received. The balance of loans receivable, net, increased from $148.7 million to $187.3 million during the nine months ended September 30, 2009, as we originated a significant number of new loans. The balance of loans receivable, net, decreased from $189.1 million to $121.6 million during the nine months ended September 30, 2010 due to significant loan maturities. There were no significant changes in interest rates. The weighted average per annum interest rate for premium finance loans outstanding as of September 30, 2010 and 2009 was 11.3% and 11.2%, respectively.

Origination Fee Income.  Origination fee income was $16.7 million for the nine months ended September 30, 2010 compared to $21.9 million for the same period in 2009, a decrease of $5.2 million, or 23%. Origination fee income decreased due to a decline in the average balance of loans receivable, net, as noted above. Origination fees as a percentage of the principal balance of the loans originated was 41.7% during the nine months ended September 30, 2010 compared to 42.6% for the same period in 2009.

Gain on Forgiveness of Debt.  Gain on forgiveness of debt was $7.0 million for the nine months ended September 30, 2010 compared to $14.9 million for the same period in 2009, a decrease of $7.9 million, or 53%. These gains arise out of the Acorn settlement as described previously and include $1.9 million related to loans written off in December 2008, but the corresponding gain on forgiveness of debt was not recognized until 2009 at the time the Acorn settlement was finalized. Only 18 loans out of 119 loans financed in this facility remained outstanding as of September 30, 2010. The gains were substantially offset by a loss on loan payoffs of the associated loans of $5.2 million and $8.4 million during the nine months ended September 30, 2010, and 2009, respectively.

Change in Fair Value of Life Settlements.  Change in fair value of life settlements was $3.3 million for the nine months ended September 30, 2010 compared to $0 for the same period in 2009. During the period, we acquired life insurance policies that were relinquished to us upon default of loans secured by such policies. We also acquired life insurance policies directly from third parties. We initially record these investments at the transaction price, which is the fair value of the policy for those acquired upon relinquishment or the amount paid for policies acquired for cash. We recorded change in fair value gains of approximately $3.3 million during the nine months ended September 30, 2010 due primarily to the evaluation of the fair value of these policies at the end of the reporting period. In several instances there were increases in fair value due to declines in life expectancies of the insured.

Other.  Other income was $2.1 million for the nine months ended September 30, 2010 compared to $0 for the same period in 2009. Other income arose primarily from gain on sales of life settlements. This included sales of life settlements for our own account as well as fees earned on life settlements sold on behalf of others. We had no such sales of life settlements during the nine months ended September 30, 2009.

Expenses

Interest Expense.  Interest expense was $21.3 million for the nine months ended September 30, 2010 compared to $20.9 million for the same period in 2009, an increase of $481,000, or 2%. The increase in interest expense is due to the accruing of interest on the loans payable balance that continues to grow until the loans mature.

Provision for Losses on Loans Receivable.  Provision for losses on loans receivable was $3.5 million for the nine months ended September 30, 2010 compared to $6.7 million for the same period in 2009, a decrease of $3.2 million, or 48%. The decrease in the provision during the nine months ended September 30, 2010 as compared to the nine months ended September 30, 2009 was due to less loan impairments recorded on existing loans in order to adjust the carrying value of the loan receivable to the fair value of the underlying policy and a decrease in loan impairment related to new loans originated, as there were fewer new loans originated during the nine months ended September 30, 2010 as compared to the same period in 2009. The loan impairment valuation was 5.8% and 5.3% of the carrying value of the loan receivables as of September 30, 2010 and 2009, respectively.

Loss on Loan Payoffs and Settlements, Net.  Loss on loan payoffs and settlements, net, was $4.3 million for the nine months ended September 30, 2010 compared to $11.3 million for the same period in 2009, a decrease of $7.0 million, or 62%. The decline in loss on loan payoffs and settlements, net, was due to the reduction of loans written off in the first half of 2010 as a result of the Acorn settlement. In the first nine months of 2010, we wrote off only 31 loans compared to 52 loans written off in the first nine months of 2009. Excluding the impact of the Acorn settlements, we had a gain on loan payoffs and settlements, net, of $2.5 million and gain on loan payoffs and settlements, net, of $1.7 million for the nine months ended September 30, 2010, and 2009, respectively.

Amortization of Deferred Costs.  Amortization of deferred costs was $22.6 million during the nine months ended September 30, 2010 as compared to $13.1 million for the same period in 2009, an increase of $9.5 million, or 73%. In connection with the full payoff of the Ableco credit facility, we accelerated the expensing of the remaining $5.4 million of associated deferred lender protection insurance costs. We also accelerated the expensing of approximately $980,000 of deferred costs related to fees incurred in connection with the creation of the Ableco facility. In total, lender protection insurance related costs accounted for $19.4 million and $10.9 million of total amortization of deferred costs during the nine months ended September 30, 2010 and 2009, respectively.

Selling, General and Administrative Expenses.  Selling, general and administrative expenses were $7.3 million for the nine months ended September 30, 2010 compared to $11.2 million for the same period in 2009, a decrease of $3.9 million, or 35%. Bad debt decreased by $890,000, legal fees decreased by $780,000, life expectancy evaluation expenses decreased by $533,000 and other operating expenses decreased by $479,000.

Adjustments to our allowance for doubtful accounts for past due agency fees are charged to bad debt expense. Our determination of the allowance is based on an evaluation of the agency fee receivable, prior collection history, current economic conditions and other inherent risks. We review agency fees receivable aging on a regular basis to determine if any of the receivables are past due. We write off all uncollectible agency fee receivable balances against our allowance. The aging of our agency fees receivable as of the dates below is as follows (in thousands):

	Nine Months Ended September 30,
	2009	2010

30 days or less from loan funding	$1,671	$635
31 — 60 days from loan funding	—	85
61 — 90 days from loan funding	—	—
91 — 120 days from loan funding	—	—
Over 120 days from loan funding	1,851	202

Total	$3,522	$922
Allowance for doubtful accounts	(1,706)	(186)

Agency fees receivable, net	$1,816	$736

An analysis of the changes in the allowance for doubtful accounts for past due agency fees during the nine months ended September 30, 2009 and 2010 is as follows (dollars in thousands):

	Nine Months Ended
	September 30,
	2009	2010

Balance at beginning of period	$769	$120
Bad debt expense	957	66
Write-offs	(20)	—
Recoveries	—	—

Balance at end of period	$1,706	$186

The allowance for doubtful accounts for past due agency fees as of September 30, 2010 was $186,000 as compared to $1.7 million as of September 30, 2009. The decrease was primarily attributable to approximately $1.9 million of write-offs recorded during the fourth quarter of 2009. Throughout 2009, we continued to evaluate the collectability of agency fee receivables and recorded approximately $957,000 in bad debt expense during the nine months ended September 30, 2009. We made improvements to our collection process and in our selection of agents which we work with and our allowance and bad debt expense have returned to what we consider normal levels in 2010.

2009 Compared to 2008

Income

Agency Fee Income.  Agency fee income was $26.1 million in 2009 compared to $48.0 in 2008, a decrease of $21.9 million, or 46%. Agency fee income is earned solely as a function of originating loans. Due to the increases in our financing costs and our inability to access financing during periods in 2009, we experienced a significant decline in premium finance loan originations from 499 loans originated in 2008 to 194 loans originated in 2009, a decrease of 61%.

Agency fees as a percentage of the principal balance of the loans originated during each period was as follows (dollars in thousands):

	Year Ended December 31,
	2008	2009

Principal balance of loans originated	$97,559	$51,573
Number of transactions originated	499	194
Agency fees	$48,004	$26,114
Agency fees as a percentage of the principal balance of loans originated	49.2%	50.6%

Interest Income.  Interest income was $20.3 million in 2009 compared to $11.3 million in 2008, an increase of $9.0 million, or 79%. The increase in interest was due to an increase in the aggregate principal amount of the loans receivable and the compounding of interest on the loan receivable balance that continues to grow until the loan matures. Loans receivable, net, net was $189.1 million in 2009 compared to $148.7 million in 2008. The weighted average per annum interest rate for premium finance loans outstanding as of December 31, 2009 and 2008 was 10.9% and 10.4%, respectively.

Origination Fee Income.  Origination fee income was $29.9 million in 2009 compared to $9.4 million in 2008, an increase of $20.5 million, or 218%. The increase was attributable to an increase in the aggregate principal amount of the loans receivable and an increase in the origination fee charged. Origination fees as a percentage of the principal balance of the loans originated was 44.7% during 2009 compared to 39.9% in 2008.

Gain on Forgiveness of Debt.  Gain on forgiveness of debt was $16.4 million in 2009 compared to $0 in 2008. The gain on forgiveness of debt was attributable to the Acorn settlement. We wrote off 63 loans in 2009 when Acorn stopped funding premiums and the underlying life insurance policies lapsed. This resulted in an offsetting loss on loan payoffs and settlements, net, of $10.2 million during 2009. In turn, we were released from the corresponding loans payable to Acorn and we recorded a gain on the forgiveness of debt of $16.4 million, which included $1.9 million related to loans written off in December 2008, but the corresponding gain on forgiveness of debt was not recognized until 2009 at the time the Acorn settlement was finalized.

Expenses

Interest Expense.  Interest expense was $28.5 million in 2009 compared to $9.9 million in 2008, an increase of $18.6 million, or 187%. Interest expense increased due to the increase in borrowings under credit facilities used to fund premium finance loans during the period. Borrowings under credit facilities used to fund premium finance loans were $193.5 million and $154.6 million as of December 31, 2009 and 2008, respectively. The weighted average interest rate per annum under our credit facilities used to fund premium finance loans increased from 13.9% as of December 31, 2008 to 15.6% as of December 31, 2009.

Provision for Losses on Loans Receivable.  Provision for losses on loans receivable was $9.8 million in 2009 compared to $10.8 million in 2008, a decrease of $1.0 million, or 9%. The decrease in the provision was due to lower loan impairments related to new loans as there were fewer new loans originated during the period, partially offset by higher additional loan impairments recorded on existing loans in order to adjust the carrying value of the loan receivable to the fair value of the underlying policy. The loan impairment valuation was 5.5% and 5.6% of the carrying value of the loan receivables, as of December 31, 2009 and 2008, respectively.

Loss on Loan Payoffs and Settlements, Net.  Loss on loan payoffs and settlements, net, was $12.1 million in 2009 compared to $2.7 million in 2008, an increase of $9.4 million, or 349%. The increase in 2009 was largely due to the 63 loans written off as part of the settlement with Acorn, resulting in losses of $10.2 million during 2009, compared to 7 loans written off resulting in losses of $1.9 million during 2008. Excluding the impact of the Acorn settlement, loss on loan payoffs and settlements, net, was $1.9 million and $870,000 in 2009 and 2008, respectively. The increased loss during 2009 was primarily due to policies that we let lapse rather than continue to fund future premiums based on our assessment of the lack of value of these policies.

Amortization of Deferred Costs.  Amortization of deferred costs was $18.3 million in 2009 compared to $7.6 million in 2008, an increase of $10.7 million, or 141%. The increase was due to an increase in the balance of the costs that are being amortized, particularly costs related to obtaining lender protection insurance, which comprise the majority of this balance. Lender protection insurance related costs accounted for $16.0 million and $6.2 million of total amortization of deferred costs during the year ended December 31, 2009 and 2008, respectively. Additionally, as these costs are amortized using the effective interest method over the term of the loan, the amortization of deferred costs is accelerating as the loans get closer to maturity.

Selling, General and Administrative Expenses.  Selling, general and administrative expenses were $13.7 million in 2009 compared to $21.7 million in 2008, a decrease of $8.0 million, or 37%. Given the decline in new originations resulting from our inability to access adequate capital, we made significant reductions in costs. We reduced payroll from $7.8 million in 2008 to $4.7 million in 2009, a decrease of $3.1 million, or 39%. Legal and professional fees were reduced from $4.0 million in 2008 to $3.0 million in 2009, a decrease of $1.0 million. Our bad debt expense was $1.3 million in 2009 compared to $1.0 million in 2008, an increase of $243,000, or 23%.

The aging of our agency fees receivable as of the dates below are as follows (in thousands):

	Year Ended December 31,
	2008	2009

30 days or less from loan funding	$6,946	$2,018
31 — 60 days from loan funding	1,338	—
61 — 90 days from loan funding	592	32
91 — 120 days from loan funding	251	214
Over 120 days from loan funding	513	21

Total	$9,640	$2,285
Allowance for doubtful accounts	(769)	(120)

Agency fees receivable, net	$8,871	$2,165

An analysis of the changes in the allowance for doubtful accounts for past due agency fees during the years ended December 31, 2008 and 2009 is as follows (dollars in thousands):

	Year Ended December 31,
	2008	2009

Balance at beginning of period	$288	$769
Bad debt expense	536	1,290
Write-offs	(55)	(1,939)
Recoveries	—	—

Balance at end of period	$769	$120

The decrease in the allowance for doubtful accounts for past due agency fees is due to approximately $1.9 million of write-offs during the fourth quarter of 2009. Throughout 2009, we continued to evaluate the collectability of agency fee receivables and recorded approximately $1.3 million in bad debt expense during 2009. We made improvements to our collection process and in our selection of agents which we work with and our allowance returned to what we considered a normal level as of December 31, 2009.

2008 Compared to 2007

Income

Agency Fee Income.  Agency fee income was $48.0 million in 2008 compared to $24.5 million in 2007, an increase of $23.5 million, or 96%. Agency fee income is earned solely as a function of originating loans. Accordingly, in 2008, the increase in agency fee income was due to the 155% increase in the number of loans originated compared to 2007.

Agency fees as a percentage of the principal balance of the loans originated during each period was as follows (dollars in thousands):

	Year Ended December 31,
	2007	2008

Principal balance of loans originated	$44,501	$97,559
Number of transactions originated	196	499
Agency fees	$24,515	$48,004
Agency fees as a percentage of the principal balance of loans originated	55.1%	49.2%

Interest Income.  Interest income was $11.3 million in 2008 compared to $4.9 million in 2007, an increase of $6.4 million, or 132%. The increase in interest was due to an increase in the aggregate principal amount of the loans receivable and the accretion of origination fee income on the loan receivable balance that continues to grow until the loan matures. Loans receivable, net, net was $148.7 million and $43.7 million as of December 31, 2008 and 2007, respectively. The weighted average per annum interest rate for premium finance loans outstanding as of December 31, 2008 and 2007 was 10.4% and 10.2%, respectively.

Origination Fee Income.  Origination fee income was $9.4 million in 2008 compared to $526,000 in 2007, an increase of $8.9 million, or 1687%. The increase was due to an increase in the aggregate principal amount of the loans receivable and an increase in the origination fee charged. We charged an origination fee on all of the 499 loans originated in 2008. The origination fee as a percentage of the principal balance of the loans originated was 39.9% in 2008 compared to 20.2% in 2007.

Expenses

Interest Expense.  Interest expense was $9.9 million in 2008 compared to $777,000 in 2007, an increase of $9.1 million, or 1176%. In 2008, we drew down $131.8 million under our credit facilities in order to originate 499 loans. We had borrowings under credit facilities used to fund premium finance loans of $159.1 million at December 31, 2008 compared to $15.8 million at December 31, 2007, an increase of

$143.3 million, or 905%. The weighted average interest rate per annum under our credit facilities used to fund premium finance loans was 13.9% as of December 31, 2008 as compared to 14.5% as of December 31, 2007.

Provision for Losses on Loans Receivable.  Provision for losses on loans receivable was $10.8 million in 2008 compared to $2.3 million in 2007, an increase of $8.5 million, or 362%. The increase in the provision was due to the significant number of new loans originated during 2008, whereby we recorded loan impairments at the inception of the loan in order to adjust the carrying value of the loan receivable to the fair value of the underlying policy. The loan impairment valuation was 5.6% and 4.8% of the carrying value of the loan receivables as of December 31, 2008 and 2007, respectively.

Loss (Gain) on Loan Payoffs and Settlements, Net.  Loss on loan payoffs and settlements, net, was $2.7 million in 2008 compared to a gain of $225,000 in 2007. During 2008, we let 18 life insurance policies lapse rather than continue to fund future premiums based on our assessment of the lack of value in the policies. We recorded a loss of $1.2 million on the loans receivable related to these 18 policies. We also recorded a loss of $1.8 million in 2008 on 7 loans financed under the Acorn facility when the underlying policies lapsed.

Amortization of Deferred Costs.  Amortization of deferred costs was $7.6 million in 2008 compared to $126,000 in 2007, an increase of $7.5 million. The increase was due to an increase in the balance of the costs that are being amortized, particularly costs related to obtaining lender protection insurance which comprise the majority of this balance. Lender protection insurance related costs accounted for $6.2 million and $0 of total amortization of deferred costs during 2008 and 2007, respectively.

Selling, General and Administrative Expenses.  Selling, general and administrative expenses were $21.7 million in 2008 compared to $15.1 million in 2007, an increase of $6.6 million, or 44%. We increased payroll by $3.5 million in 2008 as we hired additional employees to grow our business. Legal and professional fees increased by $3.0 million as we completed work on various credit facilities, secured lender protection insurance for our lenders and pursued legal action against Acorn, as described previously. Our bad debt expense was $1.0 million in 2008 compared to $288,000 in 2007, an increase of $758,000, or 263%.

The aging of our agency fees receivable as of the dates below are as follows (in thousands):

	Year Ended December 31,
	2007	2008

30 days or less from loan funding	$3,542	$6,946
31 — 60 days from loan funding	1,910	1,338
61 — 90 days from loan funding	248	592
91 — 120 days from loan funding	12	251
Over 120 days from loan funding	293	513

Total	$6,005	$9,640
Allowance for doubtful accounts	(287)	(769)

Agency fees receivable, net	$5,718	$8,871

An analysis of the changes in the allowance for doubtful accounts for past due agency fees during the years ended December 31, 2007 and 2008 is as follows (dollars in thousands):

	Year Ended
	December 31,
	2007	2008

Balance at beginning of period	—	$288
Bad debt expense	$288	536
Write-offs	—	(55)
Recoveries	—	—

Balance at end of period	$288	$769

The increase in the allowance for doubtful accounts for past due agency fees was due to significant increase in agency fee revenue from approximately $24.5 million in 2007 to $48.0 million in 2008 as a result of an increase in the number of loans originated in 2008 as compared to 2007.

Structured Settlements

Our results of operations for our structured settlement business segment for the periods indicated are as follows (in thousands):

	Year Ended December 31,			Nine Months Ended September 30,
	2007	2008	2009	2009	2010
				(Unaudited)

Income
Gain on sale of structured settlements	$—	$443	$2,684	$499	$4,848
Interest income	8	574	1,212	417	313
Change in fair value of structured settlement receivables				—	1,505
Other income	2	47	71	53	83

	10	1,064	3,967	969	6,749
Direct segment expenses
SG&A expenses	2,722	9,770	9,475	6,736	8,855

Segment operating loss	$(2,712)	$(8,706)	$(5,508)	$(5,767)	$(2,106)

Nine Months Ended September 30, 2010 Compared to Nine Months Ended September 30, 2009

Income

Interest Income.  Interest income was $313,000 for the nine months ended September 30, 2010 compared to $417,000 for the same period in 2009, a decrease of $104,000, or 25%. The decrease was due to a lower average balance of structured settlements held on our balance sheet during the nine months ended September 30, 2010.

Gain on Sale of Structured Settlements.  Gain on sale of structured settlements was $4.8 million for the nine months ended September 30, 2010 compared to $499,000 for the same period of 2009, an increase of $4.3 million or 860%. The increase was primarily due to sales of structured settlements under our sale arrangement with Slate during the second quarter of 2010. During the nine-month period ending September 30, 2010, we sold 291 structured settlements for a gain of $4.8 million, a 40% gain as a percentage of the purchase price of $12.1 million.

Change in Fair Value of Structured Settlement Receivables.  Change in fair value of investments and structured receivables was $1.5 million for the nine months ended September 30, 2010 compared to $0 for the same period in 2009. As of July 1, 2010, we elected to adopt the fair value option, in accordance with ASC 825, Financial Instruments, to record certain newly-acquired structured settlements at fair value. For the three months ended September 30, 2010, changes in the fair value of structured settlements resulted in income of $1.5 million.

Expenses

Selling, General and Administrative Expenses.  Selling, general and administrative expenses were $8.9 million for the nine months ended September 30, 2010 compared to $6.7 million for the same period of 2009, an increase of $2.1 million, or 31%. This increase was due primarily to increased legal fees of $679,000, which are largely attributable to securing a sale arrangement and an increase in transaction expenses resulting from increased originations during the period, which increased to 385 in the nine months ended

September 30, 2010 from 275 during the same period in 2009. Additionally, payroll increased by $800,000 due to hiring additional employees.

2009 Compared to 2008

Income

Interest Income.  Interest income was $1.2 million in 2009 compared to $574,000 in 2008, an increase of $637,000, or 111%. The increase was due to a higher number of structured settlements purchased and a higher average balance of structured settlements held on our balance sheet. In 2009 we originated 396 transactions as compared to 276 transactions during the same period in 2008.

Gain on Sale of Structured Settlements.  Gain on sale of structured settlements was $2.7 million in 2009 compared to $443,000 in 2008, an increase of $2.3 million, or 506%. The gain on sale in 2009 represents a 25% gain as a percentage of the purchase price compared to a 6% gain as a percentage of the purchase price in 2008. The increase in gain on sale was due to more sales of structured settlements and a higher percentage of gain on the sales. During 2009 we sold 439 structured settlements as compared to 226 during 2008.

Expenses

Selling, General and Administrative Expenses.  Selling, general and administrative expenses were $9.5 million for the year ending December 31, 2009 compared to $9.8 million for the same period of 2008, a decrease of $295,000, or 3%. This decrease was primarily due to a decrease in television and radio marketing expenses of $835,000. This was partially offset by an increase in payroll of $108,000 and an increase in allocated corporate expenses due to growth in this segment, such as an increase in rent of $102,000, an increase in insurance costs of $143,000, and an increase in depreciation expense of $161,000.

2008 Compared to 2007

Income

Interest Income.  Interest income was $574,000 in 2008 compared to $8,000 in 2007, an increase of $566,000, or 709%. The increase was due to a higher number of structured settlements purchased. We originated 276 transactions in 2008 compared to 10 in 2007.

Gain on Sale of Structured Settlements.  Gain on sale of structured settlements was $443,000 in 2008, a 7% gain as a percentage of the purchase price, compared to $0 in 2007. In December 2008, we sold a portfolio of 226 structured settlements to an institutional investor. We sold no structured settlements in 2007.

Expenses

Selling, General and Administrative Expenses.  Selling, general and administrative expenses were $9.8 million in 2008 compared to $2.7 million in 2007, an increase of $7.1 million, or 260%. The increase was due primarily to an increase in marketing expense of $3.2 million, an increase in payroll of $2.4 million, and an increase of $1.5 million in other operating expenses due to growth in our structured settlements business.

Liquidity and Capital Resources

Historically, we have funded operations primarily from cash flows from operations and various forms of debt financing. Currently, we fund new premium finance loans through a credit facility with Cedar Lane Capital, LLC (“Cedar Lane”). We believe that we have various funding alternatives for the purchase of structured settlements. In addition to available cash, on September 24, 2010 we entered into an arrangement to provide us up to $50 million to finance the purchase of structured settlements.

We are required to procure lender protection insurance for our premium finance loans funded under the Cedar Lane facility. We originated our first loan with proceeds from this credit facility in December 2009. As of September 30, 2010, we have borrowed $32.1 million with a weighted average interest rate payable of

15.6%. As of September 30, 2010, we believe we have approximately $31.3 million of additional borrowing capacity under this credit facility based upon Cedar Lane’s subscriptions from its investors, however, our lender protection insurer has informed us that it will cease providing us with lender protection insurance under this credit facility upon the earlier of (i) the completion of this offering or (ii) December 31, 2010. As a result, we do not expect to borrow under the Cedar Lane facility after the earlier of (i) the completion of this offering or (ii) December 31, 2010. This decision by our current provider of lender protection insurance only addresses future loans and does not impact our existing premium finance loans. Lender protection insurance on our existing loans will continue for the life of such loans. We plan to replace this source of capital with the net proceeds from this offering to fund our premium finance loans. Over time we expect that this will significantly reduce our cost of financing and help to generate higher returns for our shareholders.

We recently formed Imperial Settlements Financing 2010, LLC (“ISF 2010”) as a subsidiary of Washington Square Financial, LLC (“Washington Square”) to serve as a new special purpose financing entity to allow us to borrow against certain of our structured settlements and assignable annuities, which we refer to as receivables, to provide us liquidity. On September 24, 2010, we entered into an arrangement to provide us up to $50 million in financing. Under this arrangement, a subsidiary of Partner Re, Ltd. (the “noteholder”) became the initial holder of ISF 2010’s 8.39% Fixed Rate Asset Backed Variable Funding Note issued under a master trust indenture and related indenture supplement (collectively, the “indenture”) pursuant to which the noteholder has committed to advance up to $50 million upon the terms and conditions set forth in the indenture. The note is secured by the receivables that ISF 2010 acquires from Washington Square from time to time. The note is due and payable on or before January 1, 2057, but principal and interest must be repaid pursuant to a schedule of fixed payments from the receivables that secure the notes. The arrangement generally has a concentration limit of 15% for the providers of the receivables that secure the notes. As of December 29, 2010, $1.7 million was outstanding under this arrangement. Wilmington Trust is the collateral trustee.

Our liquidity needs for the next two years are expected to be met primarily through cash flows from operations, the net proceeds from this offering and our $50 million commitment to finance the purchase of structured settlements. See further discussion of cash flows below. Capital expenditures have historically not been material and we do not anticipate making material capital expenditures in 2010 or 2011.

Debt Financings Summary

We had the following debt outstanding as of September 30, 2010, which includes both the credit facilities used in our premium finance business as well as the promissory notes which are general corporate debt (in thousands):

	Outstanding	Accrued	Total Principal
	Principal	Interest	and Interest

Credit Facilities:
Acorn	$4,215	$1,258	$5,473
CTL*	24	—	24
White Oak	26,179	8,539	34,718
Cedar Lane	32,121	3,014	35,135

	62,539	12,811	75,350

Promissory Notes:
Skarbonka	16,102	2,012	18,114
IMPEX	3,752	1,349	5,101

	19,854	3,361	23,215

Total	$82,393	$16,172	$98,565

*	Represents the balance remaining under our $30 million grid promissory note in favor of CTL Holdings. See “Description of Certain Indebtedness.”

As of September 30, 2010, we had total debt outstanding of $82.4 million of which $58.3 million, or 70.8%, is owed by our special purpose entities which were established for the purpose of obtaining debt financing to fund our premium finance loans. Debt owed by these special purpose entities is generally non-recourse to us and our other subsidiaries. This debt is collateralized by life insurance policies with lender protection insurance underlying premium finance loans that we have assigned, or in which we have sold participations rights, to our special purpose entities. One exception is the Cedar Lane facility where we have guaranteed 5% of the applicable special purpose entity’s obligations. Messrs. Mitchell and Neuman made certain guaranties to lenders for the benefit of the special purpose entities for matters other than financial performance. These guaranties are not unconditional sources of credit support but are intended to protect the lenders against acts of fraud, willful misconduct or a borrower commencing a bankruptcy filing. To the extent lenders sought recourse against Messrs. Mitchell and Neuman for such non-financial performance reasons, then our indemnification obligations to Messrs. Mitchell and Neuman may require us to indemnify them for losses they may incur under these guaranties.

With the exception of the Acorn facility, the credit facilities are expected to be repaid with the proceeds from loan maturities. We expect the lender protection insurance, subject to its terms and conditions, to ensure liquidity at the time of loan maturity and, therefore, we do not anticipate significant, if any, additional cash outflows at the time of debt maturities in excess of the amounts to be received by the loan payoffs or lender protection insurance claims. If loans remaining under the Acorn credit facility do not payoff at the time of maturity, ABRG will assume possession of the insurance policies that collateralize the premium finance loans and the related debt will be forgiven.

The following table summarizes the maturities of principal and interest outstanding as of September 30, 2010 for our credit facilities used to fund premium finance loans (dollars in thousands):

	Weighted	Principal	Principal and Interest Payable
	Average	and Interest	Three Months	Year
Credit	Interest	Outstanding	Ending	Ending	Year Ending	Year Ending
Facilities	Rate	at 9/30/2010	12/31/2010	12/31/2011	12/31/2012	12/31/2013

Acorn	14.5%	$5,473	$5,473	$—	$—	$—
CTL*	10.5%	24	24	—	—	—
White Oak	21.5%	34,718	8,106	26,612	—	—
Cedar Lane	15.6%	35,135	2,675	17,657	14,803	—
						—

Totals		$75,350	$16,278	$44,269	$14,803	$—

Weighted average interest rate		18.00%	18.60%	21.50%	15.60%	—

*	Represents the balance remaining under our $30 million grid promissory note in favor of CTL Holdings. See “Description of Certain Indebtedness.”

As of September 30, 2010, we also had promissory notes payable, which have been used to fund corporate expenses and operations, with principal outstanding of $19.9 million and accrued interest of $3.4 million. These notes are structured as revolving credit facilities and the amount outstanding will rise and fall over time as we draw and repay. The promissory notes carry an interest rate of 16.5% and mature in August 2011. Unlike the credit facilities described in the table above, borrowings under these revolving facilities are with full recourse to us. These promissory notes will be converted into shares of our common stock in connection with our corporate conversion prior to this offering so they will not be a source of liquidity for us after our corporate conversion. See “Corporate Conversion.”

See “Description of Certain Indebtedness” for a description of the principal terms of our outstanding credit facilities and promissory notes.

Premium Finance Loan Maturities

The following table summarizes the maturities of our premium finance loans outstanding as of September 30, 2010 (dollars in thousands):

		Principal and Origination Fee Maturity
		Three Months
	Total at	Ending	Year Ending	Year Ending	Year Ending
	9/30/2010	12/31/2010	12/31/2011	12/31/2012	12/31/2013

Carrying value (loan principal balance, accreted origination fees, and accrued interest receivable)	$149,222	$51,418	$76,733	$20,524	$547
Weighted average per annum interest rate	11.50%	11.20%	11.00%	10.30%	10.90%
Per annum origination fee as a percentage of the principal balance of the loan at origination	17.90%	16.30%	18.50%	17.60%	8.30%

Cash Flows

The following table summarizes our cash flows from operating, investing and financing activities for the years ended December 31, 2007, 2008, and 2009 and the nine months ended September 30, 2009 and 2010 (in thousands):

	Year Ended December 31,			Nine Months Ended September 30,
	2007	2008	2009	2009	2010

Statement of Cash Flows Data:
Total cash provided by (used in):
Operating activities	$(4,804)	$(2,157)	$(12,631)	$(12,037)	$(31,763)
Investing activities	(39,410)	(102,814)	(29,315)	(28,857)	96,720
Financing activities	40,358	111,119	50,193	33,716	(77,163)

Increase (decrease) in cash and cash equivalents	$(3,856)	$6,148	$8,247	$(7,178)	$(12,206)

Operating Activities

Net cash used in operating activities for the nine months ended September 30, 2010 was $31.8 million, an increase of $19.7 million from $12.0 million of cash used in operating activities for the same period in 2009. This increase was primarily due to an $11.1 million decrease in agency fee income and a decrease of $4.7 million in the change in agency fees receivable due to lower collections of receivables during the period.

Net cash used in operating activities in 2009 was $12.6 million, an increase of $10.4 million from $2.2 million of cash used in operating activities in 2008. This increase was primarily due to a $21.9 million decrease in agency fee income due to our origination of fewer premium finance loans, and a $12.3 million increase in cash paid for interest during the period due to an increase in loan maturities during the period. These increases were partially offset by a decrease in selling, general and administrative expenses of $10.3 million due primarily to efforts to reduce operating expenses, and certain changes in assets on our balance sheet due to timing of cash receipts including a decrease in the change in agency fees receivable of $9.6 million and a decrease in the change in structured settlement receivables of $5.4 million.

Net cash used in operating activities in 2008 was $2.2 million, a decrease of $2.6 million from $4.8 million of cash used in operating activities in 2007. This decrease was primarily due to a $23.5 million increase in agency fee income as we originated more loans. This increase was partially offset by a

$17.2 million increase in selling, general and administrative expenses as we grew our business, as discussed further above, and excluding increases of $1.1 million related non-cash charges for depreciation and provision for doubtful accounts, and an increase of $7.5 million in cash paid for interest.

Investing Activities

Net cash provided by investing activities for the nine months ended September 30, 2010 was $96.7 million, an increase of $125.6 million from $28.9 million of cash used in investing activities for the same period in 2009. The increase was primarily due to a $96.5 million increase in proceeds from loan payoffs, offset by a $27.6 million decrease in cash used to purchase notes receivables.

Net cash used in investing activities in 2009 was $29.3 million, a decrease of $73.5 million from $102.8 million of cash used in investing activities in 2008. The decrease was primarily due to a $43.2 million decrease in cash used for origination of loans receivable and a $32.6 million increase in proceeds from loan payoffs.

Net cash used in investing activities in 2008 was $102.8 million, an increase of $63.4 million from $39.4 million of cash used in investing activities in 2007. The increase was primarily due to a $69.8 million increase in cash used for origination of loans receivable.

Financing Activities

Net cash used in financing activities for the nine months ended September 30, 2010 was $77.2 million, an increase of $110.9 million from $33.7 million of cash provided by investing activities for the same period in 2009. The increase was primarily due to an increase of $129.4 million in repayments of borrowings from credit facilities and affiliates, net of additional borrowings, partially offset by a decrease of $10.7 million in payment of financing fees and an increase of $10.0 million in member contributions.

Net cash provided by financing activities in 2009 was $50.2 million, a decrease of $60.9 million from $111.1 million of cash provided by financing activities in 2008. The decrease was primarily due to a decrease of $73.1 million in borrowing from credit facilities and affiliates, net of repayments, partially offset by a decrease of $5.4 million in payment of financing fees and an increase of $4.7 million in member contributions.

Net cash provided by financing activities in 2008 was $111.1 million, an increase of $70.7 million from $40.4 million of cash provided by financing activities in 2007. The increase was primarily due to a increase of $98.4 million in borrowing from credit facilities and affiliates, net of repayments, partially offset by an increase of $21.9 million in payment of financing fees and a decrease of $6.8 million in member contributions.

Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2009 (in thousands):

Contractual Obligations

		Due in Less	Due	Due	More than
	Total	than 1 Year	1-3 Years	3-5 Years	5 Years

Credit facilities(1)	$193,498	$40,152	$153,346	$—	$—
Expected interest payments(2)	37,389	27,874	9,515	—	—
Operating leases	1,222	550	672	—	—

Total	$232,109	$68,576	$163,533	$—	$—

(1)	Credit facilities include principal outstanding related to facilities that were used to fund premium finance loans. This excludes promissory notes, which had principal of $37.6 million outstanding as of

December 31, 2009, and which will be converted to shares of our common stock upon the closing of this offering.

(2)	Expected interest payments are calculated based on outstanding balances of our credit facilities as of December 31, 2009 and assumes repayment of principal and interest at the maturity date of the related premium finance loan, which may be prior to the final maturity of the credit facility.

Inflation

Our assets and liabilities are, and will be in the future, interest-rate sensitive in nature. As a result, interest rates may influence our performance far more than does inflation. Changes in interest rates do not necessarily correlate with inflation or changes in inflation rates. We do not believe that inflation had any material impact on our results of operations in the periods presented in our financial statements.

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements between us and any other entity that have, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to stockholders.

Quantitative and Qualitative Disclosure about Market Risk

Market risk is the risk of potential economic loss principally arising from adverse changes in the fair value of financial instruments. The major components of market risk are credit risk, interest rate risk and foreign currency risk. We have no exposure in our operations to foreign currency risk.

Credit Risk

In our premium finance business segment, with respect to life insurance policies collateralizing our loans or that we acquire upon relinquishment, credit risk consists primarily of the potential loss arising from adverse changes in the fair value of the policy and, to a lesser extent, the financial condition of the issuers of the life insurance policies. We manage our credit risk related to these life insurance policy issuers by generally only funding premium finance loans for policies issued by companies that have a credit rating of at least “A+” by Standard & Poor’s, at least “A3” by Moody’s, at least “A” by A.M. Best Company or at least “A+” by Fitch. At September 30, 2010, 95.6% of our loan collateral was for policies issued by companies rated “investment grade” (credit ratings of “AAA” to “BBB-”) by Standard & Poor’s.

The following table shows the percentage of the total number of loans outstanding with lender protection insurance and the percentage of our total loans receivable balance covered by lender protection insurance as of the dates indicated below:

	December 31,			September 30,
	2007	2008	2009	2009	2010

Percentage of total number of loans outstanding with lender protection insurance	—	70.4%	91.2%	86.8%	94.6%
Percentage of total loans receivable, net balance covered by lender protection insurance	—	79.9%	93.7%	90.5%	95.5%

For the loans that had lender protection insurance and that matured during the nine months ended September 30, 2010 and the year ended December 31, 2009, the lender protection insurance claims paid to us were 94.6% and 93.5%, respectively, of the carrying value of the insured loans.

Our premium finance loans are originated with borrowers residing throughout the United States. We do not believe there are any geographic concentrations of loans that would cause them to be similarly impacted by economic or other conditions. However, there is concentration in the life insurance carriers that issued these life insurance policies that serve as our loan collateral. The following table provides information about the life insurance issuer concentrations that exceed 10% of total death benefit and 10% of outstanding loan balance as of September 30, 2010:

	Percentage of	Percentage of
	Total Outstanding	Total Death	Moody’s	S&P
Carrier	Loan Balance	Benefit	Rating	Rating

Lincoln National Life Insurance Company	25.7%	29.1%	A2	AA-
Lincoln Benefit Life Company	10.5%		A1	AA-
Principal Life Insurance Company		10.4%	Aa3	A

As of September 1, 2010, our lender protection insurer, Lexington, had a financial strength rating of “A+” with a negative outlook by Standard & Poor’s.

In our structured settlements segment, credit risk consists of the potential loss arising principally from adverse changes in the financial condition of the issuers of the annuities that arise from a structured settlement. Although certain purchasers of structured settlements may require higher credit ratings, we manage our credit risk related to the obligors of our structured settlements by generally requiring that they have a credit rating of “A−” or better by Standard & Poor’s. The risk of default in our structured settlement portfolio is mitigated by the relatively short period of time that we hold structured settlements as investments. We have not experienced any credit losses in this segment and we believe such risk is minimal.

Interest Rate Risk

In our premium finance segment, most of our credit facilities and promissory notes provide us with fixed-rate financing. Therefore, fluctuations in interest rates currently have minimal impact, if any, on our interest expense under these facilities. However, increases in interest rates may impact the rates at which we are able to obtain financing in the future.

We earn revenue from interest charged on loans, loan origination fees and fees from referring agents. We receive interest income that accrues over the life of the premium finance loan and is due at maturity. Substantially all of the interest rates we charge on our premium finance loans are floating rates that are calculated at the one-month LIBOR rate plus an applicable margin. In addition, our premium finance loans have a floor interest rate and are capped at 16.0% per annum. For loans with floating rates, each month the interest rate is recalculated to equal one-month LIBOR plus the applicable margin, and then, if necessary, adjusted so as to remain at or above the stated floor rate and at or below the capped rate of 16.0% per annum. While the floor and cap interest rates mitigate our exposure to changes in interest rates, our interest income may nonetheless be impacted by changes in interest rates. Origination fees are fixed and are therefore not subject to changes based on movements in interest rates, although we do charge interest on origination fees.

As of September 30, 2010, we owned investments in life settlements (life insurance policies) in the amount of $8.8 million. A rise in interest rates could potentially have an adverse impact on the sale price if we were to sell some or all of these assets. There are several factors that affect the market value of life settlements (life insurance policies), including the age and health of the insured, investors’ demand, available liquidity in the marketplace, duration and longevity of the policy, and interest rates. We currently do not view the risk of a decline in the sale price of life settlements (life insurance policies) due to normal changes in interest rates as a material risk.

In our structured settlements segment, our profitability is affected by levels of and fluctuations in interest rates. Such profitability is largely determined by the difference, or “spread,” between the discount rate at which we purchase the structured settlements and the discount rate at which we can resell these assets or the interest rate at which we can finance those assets. Structured settlements are purchased at effective yields which are fixed, while rates at which structured settlements are sold, with the exception of forward purchase arrangements, are generally a function of the prevailing market rates for short-term borrowings. As a result, increases in prevailing market interest rates after structured settlements are acquired could have an adverse effect on our yield on structured settlement transactions.

BUSINESS

Overview

We are a specialty finance company with a focus on providing premium financing for individual life insurance policies issued by insurance companies generally rated “A+” or better by Standard & Poor’s or “A” or better by A.M. Best Company at the time of the financing and purchasing structured settlements backed by annuities issued by insurance companies or their affiliates generally rated “A1” or better by Moody’s Investors Services or “A−” or better by Standard & Poor’s. We were founded in December 2006 as a Florida limited liability company.

In our premium finance business we earn revenue from interest charged on loans, loan origination fees and fees from referring agents. We have historically relied on debt financing to operate this business. Since 2007, the United States’ capital markets have experienced extensive distress and dislocation due to the global economic downturn and credit crisis. Lenders in the premium finance market generally exited the market or increased their lending rates and required more assurances such as additional collateral support and third-party guarantees. As a result, our financing cost for a premium finance transaction increased significantly. For the nine months ended September 30, 2010, our financing cost was approximately 31.1% per annum of the principal balance of the loans compared to 14.5% per annum for the twelve months ended December 31, 2007. Following this offering, we intend to fund our future premium finance transactions with the proceeds of this offering instead of debt financing. This will reduce or eliminate our debt financing and lender protection insurance costs over time. We expect that the elimination of the use of lender protection insurance will provide us with the option to retain for investment a number of policies relinquished to us upon default as well as the opportunity to fund more loans due to the elimination of the coverage limitations imposed by the lender protection insurer that reduced the number of otherwise viable premium finance transactions that we could complete. When we retain for investment life insurance policies relinquished to us upon default, we will ultimately receive the death benefit of the policy upon the death of the insured provided that we continue to pay the premiums required to keep the policy in force and the policy is not contested. When we retain a life insurance policy that is relinquished to us upon default, we are responsible for paying all premiums necessary to keep the policy in force. As a result, the management of our future cash flows is vital to our future success.

We underwrite premium finance loans with the view that we may eventually own the underlying insurance policy. Following this offering, this underwriting practice will be reflected in our cash management practices since we anticipate loans that do not have lender protection insurance may require us to fund premiums after a loan matures.

Consequently, not all of the proceeds directed to our premium finance business will be used to make new premium finance loans. A portion of the proceeds will be used to pay premiums on policies that are relinquished to us upon default and a portion of the proceeds will be maintained as a reserve in case our assumptions about life expectancies and ongoing premium obligations are inaccurate. Until our operating performance, including our receipt of death benefits from life insurance policies that we own, indicates a different allocation of our available cash is appropriate, we expect to use approximately 50% to 70% of cash available for our premium finance business to fund new loans in the fiscal year of this offering and then lesser percentages in the years thereafter, and expect to use the remainder of such available cash to fund future premiums and maintain reserves. In order to maintain sufficient liquidity to make ongoing premium payments that could exceed the premiums expected prior to death of the insureds, we plan to stagger the funding of new loans. We expect to have the ability to curtail new loan origination activity to preserve cash in the event we did not experience the mortality of our insureds at the expected frequency. We also perform stochastic modeling to further assess the probability that mortality expectations are consistent with cash reserves.

We will continue to calculate the value of the loans based on the fair value of the life insurance policies underlying the loans in accordance with our fair value methodology. See “Management’s Discussion and Analysis — Critical Accounting Policies — Ownership of Life Insurance Policies.”

In our structured settlement business, we purchase structured settlements at a discounted rate and sell such assets to, or finance such assets with, third parties. For the nine months ended September 30, 2010 and year ended December 31, 2009, we purchased structured settlements at weighted average discount rates of 19.3% and 16.3%, respectively.

During the nine months ended September 30, 2010 and the year ended December 31, 2009, we had revenue of $60.4 million and $96.6 million, respectively, and a net loss of $16.4 million and $8.6 million, respectively. During the nine months ended September 30, 2010 and the year ended December 31, 2009, 88.8% and 95.9%, respectively, of our revenue was generated from our premium finance segment and 11.2% and 4.1%, respectively, of our revenue was generated from our structured settlement segment. As of September 30, 2010, we had total assets of $181.0 million. For our financial results by segment, see Management’s Discussion and Analysis of Financial Condition and Results of Operations — Segment Information, Note 15 in the Notes to the Consolidated and Combined Audited Financial Statements and Note 9 in the Notes to the Consolidated and Combined Unaudited Financial Statements.

Premium Finance Business

Overview

A premium finance transaction is a transaction in which a life insurance policyholder obtains a loan, predominately through an irrevocable life insurance trust established by the insured, to pay insurance premiums for a fixed period of time, allowing a policyholder to maintain coverage under the policy without having to make premium payments during the term of the loan. A premium finance transaction also benefits life insurance agents by preventing a life insurance policy from lapsing, which could require the agent to repay a portion of the commission earned in connection with the issuance of the policy. Since our inception, we have originated premium finance transactions collateralized by life insurance policies with an aggregate death benefit in excess of $4.0 billion.

As of September 30, 2010, the average principal balance of the loans we have originated since inception is approximately $213,000. The life insurance policies that serve as collateral for our premium finance loans are predominately universal life policies that have an average death benefit of approximately $4 million and insure persons over age 65. We currently make loans to borrowers in 9 states with the insureds residing in any of the 50 states.

Our typical premium finance loan is approximately two years in duration and is collateralized by the underlying life insurance policy. We generate revenue from our premium finance business in the form of agency fees from referring agents, interest income and origination fees as follows:

•	Agency Fees — We charge the referring agent an agency fee for services related to premium finance loans. Agency fees as a percentage of the principal balance of the loans originated during the nine months ended September 30, 2010 and year ended December 31, 2009 were 49.9% and 50.6%, respectively. These agency fees are charged when the loan is funded and collected on average within 47 days thereafter.

•	Interest Income — Substantially all of the interest rates we charge on our premium finance loans are floating rates that are calculated at the one-month LIBOR rate plus an applicable margin. In addition, our premium finance loans have a floor interest rate and are capped at 16.0% per annum. For loans with floating rates, each month the interest rate is recalculated to equal one-month LIBOR plus the applicable margin, and then, if necessary, adjusted so as to remain at or above the stated floor rate and not to exceed the capped rate of 16.0% per annum. The weighted average per annum interest rate for premium finance loans outstanding as of September 30, 2010 and December 31, 2009 was 11.3% and 10.9%, respectively.

•	Origination Fees — On each premium finance loan we charge a loan origination fee that is added to the loan and is due upon the date of maturity or upon repayment of the loan. Origination fees as a percentage of the principal balance of the loans originated during the nine ended September 30, 2010 and the year ended December 31, 2009 were 41.7% and 44.7%, respectively.

The policyholder is not required to make any payment on the loan until maturity. At the end of the loan term, the policyholder either repays the loan in full (including all interest and fees) or, defaults under the loan. In the event of default, subject to policy terms and conditions, the borrower typically relinquishes to us control of the policy serving as collateral for the loan, after which we may either seek to sell the policy, hold it for investment, or, if the loan is insured, we are paid a claim equal to the insured value of the policy, which may be equal to or less than the amount we are owed under the loan. As of September 30, 2010, 94.6% of our outstanding loans have collateral whose value is insured. With the net proceeds from this offering, we expect to have the option to retain for investment a number of the policies relinquished to us upon a default. When we choose to retain the policy for investment, we are responsible for all future premium payments needed to keep the policy in effect. We have developed proprietary systems and processes that, among other things, determine the minimum monthly premium outlay required to maintain each retained life insurance policy.

Our premium finance borrowers are currently referred to us through independent insurance agents and brokers licensed under state law. Prior to January 2009, we originated premium finance loans that were sold by life insurance agents that we employed. Once a potential borrower has been referred to us, we assess the borrower’s creditworthiness and the fair value of the life insurance policy to serve as collateral. We further support our loan origination efforts with specialized sales teams that guide agents and brokers through the lending process. Our transaction processing and servicing processes and systems allow us to process a high volume of applications while maintaining the ability to structure complex negotiated transactions and apply our strict underwriting standards. Our existing technology infrastructure allows us to service our current loan volume efficiently, and is designed to permit us to service the increased loan volume that we expect to generate with the net proceeds of this offering.

To help protect against fraud and to seek profitable transactions, we perform extensive underwriting before entering into a transaction. We use strict loan underwriting guidelines that, among other things, require:

•	the use of third party medical underwriters to evaluate the medical condition and life expectancy of each insured;

•	the use of actuarial tables published by the American Society of Actuaries;

•	the subject policy be issued by an insurance company with a high financial strength rating from A.M. Best, Standard & Poor’s or other recognized rating agencies;

•	a review of each loan for compliance with our internal guidelines as well as applicable laws and regulations; and

•	the use of a personal guaranty to further support our underwriting efforts to protect against losses resulting from the issuing insurance company voiding a policy due to fraud or misrepresentations in the application process to obtain the life insurance policy.

We believe that our underwriting guidelines have been effective in mitigating fraud-related risks.

We require the borrower to have at least one independent professional trustee to insure that the trust follows its obligation with respect to administration of the trust’s activities as set forth in the trust instrument as well as the premium finance loan agreement and related documents. If the borrower does not have such a trustee, we require the borrower to amend the trust documentation and appoint an independent professional trustee that will be responsible for ensuring the life insurance premiums are paid to the life insurance company. The professional trustee administers the process of making the premium payments to the life insurance company as they come due from funds the trust holds in escrow for payment of such premiums. We also work with the trustee to monitor the status of the life insurance policy in order to ensure that it remains in force, alert the trustee when premium payments are due and to help ensure that premiums paid are correctly applied by the issuing life insurance company.

When we approve a premium finance loan, the borrower executes a loan agreement and other related documents, which contain representations, warranties and guaranties from the insured and representations and warranties from the referring agent or broker in regard to the accuracy of the information provided to us and the issuing life insurance company. The funds required to cover all of the premiums due during the term of a premium finance loan are wired up front directly to the borrower. We do not fund loans that are in excess of the premiums previously paid and future premiums that are scheduled to come due on the policy during the term of the loan. In order to determine the amount of premiums previously paid by the borrower so as to be certain we are not advancing more then future and past premiums, we require a statement from the issuing life insurance company showing the amount of prior payments.

Sources of Revenue

During the nine months ended September 30, 2010 and the year ended December 31, 2009, 88.8% and 95.9%, respectively, of our revenue was generated from our premium finance segment. We generate revenue from our premium finance business in the form of agency fees from the referring insurance agent, interest income and origination fees as follows:

•	Agency fees. For each premium finance loan, Imperial Life and Annuity Services, LLC (“Imperial Life and Annuity”), a licensed insurance agency and our wholly-owned subsidiary, receives an agency fee from the referring insurance agent. Imperial Life and Annuity typically charges and receives agency fees from the referring agent within approximately 47 days of our funding the loan. Referring insurance agents pay the agency fees to Imperial Life and Annuity for the due diligence performed in underwriting the premium finance transaction. The amount of the agency fee paid by a referring life insurance agent is negotiated with the referring agents based on a number of factors, including the size of the policy and the amount of premiums on the policy. Agency fees as a percentage of the principal balance of the loans originated during the nine months ended September 30, 2010 and year ended December 31, 2009 were 49.9% and 50.6%, respectively. During the nine months ended September 30, 2010 and the year ended December 31, 2009, 17.0% and 28.2%, respectively, of our revenue from our premium finance segment was from agency fees.

•	Interest income. We receive interest income that accrues over the life of the loan and is due upon the date of maturity or upon repayment of the loan. The interest rates are typically floating rates that are calculated at the one-month LIBOR rate plus an applicable margin. In addition, our premium finance loans have a floor interest rate and are capped at 16.0% per annum. For loans with floating rates, each month the interest rate is recalculated to equal one-month LIBOR plus the applicable margin, and then, if necessary, adjusted so as to remain at or above the stated floor rate and at or below the capped rate of 16.0% per annum. The weighted average per annum interest rate for premium finance loans outstanding as of September 30, 2010 and December 31, 2009 were 11.3% and 10.9%, respectively. During the nine months ended September 30, 2010 and the year ended December 31, 2009, 28.9% and 21.9%, respectively, of our revenue from our premium finance segment was from interest income.

•	Origination fees. We charge a loan origination fee on each premium finance loan we fund. The origination fee accrues over the term of the loan and is due upon the date of maturity or upon repayment of the loan. For the nine months ended September 30, 2010 and for the twelve months ended December 31, 2009, origination fees as a percentage of the principal balance of the loans originated during such periods were 41.7% and 44.7%, respectively. During the nine months ended September 30, 2010 and the year ended December 31, 2009, the per annum origination fee as a percentage of the principal balance of the loans originated was 21.0% and 19.2%, respectively. During the nine months ended September 30, 2010 and the year ended December 31, 2009, 31.2% and 32.2%, respectively, of our revenue from our premium finance segment was from origination fees.

We are repaid our principal as well as our origination fees and interest income in one of the following three ways:

•	the borrower or family member of the insured repays the loan upon maturity;

•	the insured passes away prior to the loan maturity and the death benefit is used to repay the loan, with the remainder being paid to the borrower for the benefit of its beneficiaries; or

•	upon default, we typically enter into an agreement with the borrower and the life insurance policy beneficiaries whereby they relinquish ownership of the life insurance policy and all interests therein to us in exchange for a release of the obligation to pay amounts due. Following relinquishment, if the loan is insured pursuant to lender protection insurance, then, subject to terms and conditions of the lender protection insurance policy, our lender protection insurer has the right to direct control or take beneficial ownership of the life insurance policy and we are paid a claim equal to the insured value of the life insurance policy serving as collateral underlying the loan. If the loan is not insured, we seek to sell the life insurance policy in the secondary market. In the future, with the net proceeds from this offering, we expect to have the option to retain for investment a number of the policies relinquished to us upon a default. When we retain for investment policies relinquished to us upon default, we will receive the death benefit of the policy upon the death of the insured as long as we continue to pay the premiums required to keep the policy in force and the policy is not contested.

Since we were founded in December 2006, nearly all of our loan maturities have occurred during a time of dislocations in the capital markets and, as a result, our historical methods of repayment may not be indicative of future performance. The following table shows the method of repayment for loans maturing during the following periods:

				Nine Months Ended
	Year Ended December 31,			September 30,
	2007	2008	2009	2009	2010

Repaid by the borrower	0	2	12	12	3
Repaid from death benefit during term of loan	0	3	2	1	1
Repaid from lender protection insurance claim	0	4	56	25	320

Cost of Financing

In our premium finance business, we have historically relied heavily on debt financing. Debt financing has become prohibitively expensive for our business. Every credit facility we have entered into since December 2007 for our premium finance business has required us to obtain lender protection insurance for each loan originated under such credit facility. This coverage provides insurance on the value of the underlying life insurance policy serving as collateral underlying the loan should our borrower default. Subject to the terms and conditions of the lender protection insurance policy, in the event of a payment default by the borrower, our lender protection insurer has the right to direct control or take beneficial ownership of the life insurance policy and we are paid a claim equal to the insured value of the life insurance policy serving as collateral underlying the loan. We also pay a premium to a contingent lender protection insurer for each of our loans originated under our White Oak and Cedar Lane credit facilities. Our cost for contingent lender protection insurance has been included as part of our cost for lender protection insurance. The cost for lender protection insurance has ranged from 8.5% to 11% per annum of the principal balance of the loan. While lender protection insurance provides us with liquidity, it prevents us from realizing the appreciation, if any, of the underlying life insurance policy when a borrower relinquishes ownership of such life insurance policy upon default. As of September 30, 2010, 94.6% of our outstanding premium finance loans have collateral whose value is insured. By procuring lender protection insurance, we have been able to borrow at interest rates ranging from 14% to 22%.

The following table shows our total financing cost per annum as a percentage of the principal balance of the loans originated during the following periods:

	Year Ended December 31,			Nine Months Ended September 30,
	2007	2008	2009	2009	2010

Lender protection insurance cost	—	8.5%	10.9%	11.0%	10.4%
Interest cost and other lender funding charges under credit facilities	14.5%	13.7%	18.2%	18.5%	20.7%

Total financing cost	14.5%	22.2%	29.1%	29.5%	31.1%

With the net proceeds of this offering, we intend to change our premium finance business model to rely on equity financing instead of debt financing for new premium finance loans.

As of September 30, 2010, we had total debt outstanding of $82.4 million of which $58.3 million, or 70.8%, is owed by our special purpose entities which were established for the purpose of obtaining debt financing to fund premium finance loans. This debt is collateralized by life insurance policies underlying premium finance loans that we have assigned, or in which we have sold participation rights, to our special purpose entities. We have obtained lender protection insurance for nearly all of these premium finance loans. Debt owned by these special purpose entities is generally non-recourse to us and our other subsidiaries except to the extent of our equity interest in these special purpose entities. One exception is the Cedar Lane facility where we have guaranteed 5% of the applicable special purpose entity’s obligations. Messrs. Mitchell and Neuman made certain guaranties to lenders for the benefit of the special purpose entities for matters other than financial performance. These guaranties are not unconditional sources of credit support but are intended to protect the lenders against acts of fraud, willful misconduct or a borrower commencing a bankruptcy filing. To the extent lenders sought recourse against Messrs. Mitchell and Neuman for such non-financial performance reasons, then our indemnification obligations to Messrs. Mitchell and Neuman may require us to indemnify them for losses they may incur under these guaranties.

As of September 30, 2010, our promissory notes had an outstanding principal balance of $19.9 million or 24.1% of our total outstanding debt and $3.4 million of related accrued interest. These promissory notes will be converted into shares of our common stock upon the closing of this offering.

The following table shows our total outstanding debt by facility as well as the portion of the outstanding debt that is secured by life insurance policies and for which we have purchased lender protection insurance in dollars and that is non-recourse beyond our special purpose entities (dollars in thousands):

			Nine Months
			Ended
	Year Ended December 31,		September 30,
	2008	2009	2010

Credit Facilities:
Acorn	$22,440	$9,179	$4,215
CTL*	60,581	49,744	24
White Oak	—	26,595	26,179
Cedar Lane	—	11,806	32,121
Ableco	71,594	96,174	—

Total credit facilities	154,615	193,498	62,539

Promissory Notes:
Amalgamated	9,060	9,627	—
Skarbonka	—	17,615	16,102
IMPEX	—	10,324	3,752
Jasmund LTD.	6,600	—	—
Cedarmount Trading	8,900	—	—
Red Oak	2,512	—	—
IFS Holdings	1,775	—	—

Total promissory notes	28,847	37,566	19,854

Total Debt	$183,462	$231,064	$82,393

Amount of Total Debt secured by loans with lender protection insurance that are non-recourse to Imperial	$132,175	$184,319	$58,324
% of Total Debt secured by loans with lender protection insurance that are non-recourse to Imperial	72.0%	79.8%	70.8%

*	Represents the balance remaining under our $30 million grid promissory note in favor of CTL Holdings. See “Description of Certain Indebtedness.”

In 2009 and 2008, we financed subsequent premiums to keep the underlying insurance policies in force on 485 and 284 loans receivable with aggregate principal balances of approximately $15.7 million and $8.4 million, respectively. These balances included approximately $6.2 million and $3.4 million of loans financed from our credit facilities and approximately $9.5 million and $5.0 million of loans financed with cash received from affiliated companies, respectively. During 2009 and 2008, 110 and 10 of our loans were paid off with proceeds totaling approximately $36.1 million and $3.5 million, respectively, of which approximately $27.9 million and $3.0 million was for the principal of the loans and approximately $3.8 million and $476,000 was for accrued interest, respectively. The loans had aggregate discount balances at the time of repayment totaling approximately $60,000 and $391,000, respectively. We recognized losses of approximately $73,000 and $441,000 on these transactions, respectively.

Premium Finance Transaction Process

A typical premium finance transaction is generally completed in accordance with the steps outlined below:

Step 1: Borrower Independently Obtains a Life Insurance Policy	• An individual, who desires to obtain life insurance, forms an irrevocable trust, generally for estate planning purposes.

•   An application to obtain a life insurance policy is submitted to an insurance company by the individual so that, when issued, the policy will be owned by the irrevocable trust whose beneficiaries have insurable interests in the life of the insured (primarily family members of the insured).

• A life insurance policy is issued to the irrevocable trust and the life insurance agent/broker involved in the issuance of the policy receives a commission from the issuing life insurance agency.

Step 2: Sales	• An independent insurance agent/broker contacts us regarding potentially obtaining a premium finance loan on behalf of a borrower.

•   We work with referring agents/brokers to obtain necessary information regarding the life insurance policy, such as life expectancy reports, medical evaluations and other information relevant to the valuation of the life insurance policy.

• Our sales team manages the process and is the point of contact for the referring agent/broker.

Step 3: Loan Underwriting	• We analyze the information we obtain regarding the life insurance policy using our proprietary models to determine its fair value.

•   We review all potential transactions for adherence to our internal guidelines, such as proof of payment of prior premiums from the borrower’s own funds and rating of the issuing life insurance company and other items.

•   If the loan is to be insured with lender protection insurance, we consult with our lender protection insurer to determine the insured value of the loan, which is the amount we would receive in the event that we filed a lender protection insurance claim, and to provide the insurer with any information necessary for their own underwriting process.

Step 4: Legal/Compliance	• We conduct an independent review of each file and verify that compliance, legal and fair value assessment processes have been completed in order to approve a loan.
• We complete a compliance checklist of over 200 items by multiple departments.
• We maintain and distribute documents necessary for compliance with HIPAA, legal and internal standards.

•   We confirm that the borrower has at least one independent professional trustee to ensure all future premiums will be paid. If there is no independent professional trustee, we require the borrower to amend the trust documentation to appoint one.

Step 5: Funding
•   When we approve a premium finance loan, the borrower executes a loan agreement and other related documents, which contain representations, warranties and guaranties from the insured and representations and warranties from the referring agent/broker in regard to the accuracy of the information provided to us and the issuing life insurance company.

•   Once the loan documentation is properly executed, we fund all funds directly to the borrower in one initial wire transfer. Loan proceeds advanced are never in excess of the premiums previously paid and future premiums that are scheduled to come due on the policy during the term of the loan nor do we pay any fees or other compensation to the borrower.

•   Upon funding, we charge the referring agent/broker an agency fee that is collected on average within 47 days thereafter. The agency fee is charged to the referring agent/broker and is not part of the premium finance loan.

•   The borrower is not required to make any payment on the loan until maturity. At the end of the loan term, the borrower is required to repay the loan in full (including all interest and origination fees that accrue over the life of the loan).

• We update our files with completed documentation.

•   Prior to this offering, we relied upon debt financing to fund our loans. Using debt financing, we would receive funds under a credit facility prior to our wiring funds to the borrower. If the loan had lender protection insurance, we would pay the cost of the lender protection insurance premium to the lender protection insurer contemporaneously with the funding of the loan. With the net proceeds of this offering, we intend to fund new premium finance loans without relying on debt financing.

Step 6: Servicing	• We prepare and monitor internal and external reporting to accounting, lenders and others.
• We verify premiums are paid and correctly applied.
• We update files for medical history and ongoing premium payments.

Step 7: Loan Maturity	• We send a notice to the borrower and trustee 60 days and 30 days prior to the maturity of a loan to provide advance notice that the premium finance loan is coming due.
• Upon maturity of a loan, we are either (i) repaid our principal as well as our origination fees and interest income or (ii) the loan goes into default due to nonpayment by the borrower.

•   If the loan goes into default, we ask the borrower to liquidate the policy. To assist a borrower with its liquidation of a policy, we will introduce the borrower to potential buyers as well as to life settlement brokers. We receive no commission or fee for these introductions or any sale of the policy by the borrower. The liquidation proceeds are used to pay off our loan, including accrued interest and origination fees, and the balance is retained by the borrower. If the liquidation proceeds of a policy are less than the amount to pay off the loan, the borrower seeks our consent in order to liquidate the policy. We may either approve the sale of the policy for less than the amount due on the loan or may decide to take control of the policy. If the loan is covered by lender protection insurance, then the lender protection insurer, rather than us, must consent to the liquidation of the policy if the liquidation proceeds are going to be less than the loan’s insured value.

• If the borrower is unable to liquidate the policy, we obtain all rights to the policy as lender.

•   If the loan has lender protection insurance, then, subject to the terms and conditions of the lender protection insurance policy, our lender protection insurer has the right to direct control or take beneficial ownership of the life insurance policy and we are paid a claim equal to the insured value of the life insurance policy serving as collateral underlying the loan. Following the payment of the insurance claim, we have no further economic or beneficial interest in the policy.

•   If the loan is not insured, we seek to sell the life insurance policy in the secondary market. In the future, with the net proceeds from this offering, we expect to have the option to retain for investment a number of the policies relinquished to us upon a default. When we retain for investment life insurance policies relinquished to us upon default, we will receive the death benefit of the policy upon the death of the insured as long as we continue to pay the premiums required to keep the policy in force and the policy is not contested.

Underwriting Procedures

We consider and analyze a variety of factors in evaluating each potential premium financing transaction. Our underwriting procedures require that the policyholder provide documentation confirming that the policyholder has a bona fide insurable interest in the life of the insured. We will not finance premiums for a policyholder if we determine that the policyholder has been paid or promised an inducement at any time. Since June 2008, our guidelines have required that every borrower have an existing, in-force, life insurance policy and provide proof of at least one prior premium payments from their own funds prior to our funding of a loan. With respect to our premium finance transactions in which we loan money for premiums previously paid by the policyholder, we do not fund loans with proceeds to the policyholder that are in excess of the premiums previously paid and future premiums due on the policy. Typically, 15-20% of the principal balance of the loan is for premiums already paid by the policyholder and 80-85% is for future premiums. Each applicant is required to sign an unconditional personal guaranty as to various matters related to the funding of the loan, including as to the accuracy of the information provided in the life insurance policy application, as further support for our underwriting procedures, including our assessment of whether the applicant is engaged in a STOLI transaction. In the event of a default under the guaranty, the guarantor guarantees the payment of all outstanding principal and accrued and unpaid interest under the premium finance loan, any early termination fees, costs and expenses payable (including, but not limited to, reasonable attorneys’ fees) as well as any and all costs and expenses to enforce the guaranty (including, but not limited to, reasonable attorneys’ fees). To date, we have never collected on a personal guaranty. Our in-house staff attorneys review every application and assess the validity of the applicant’s insurable interest in the life of the insured before a loan is funded. We believe our business practices are designed to minimize the risk of our financing any STOLI policy.

Our underwriting procedures require that we use third-party medical underwriters to evaluate the medical condition and life expectancy of each insured. We only enter into transactions which meet certain credit and financial standards, including concentration limits for carrier credit, medical impairment and expected mortality. We use medical reviews from at least two and as many as four different medical underwriters and then we select a conservative view of the insured’s health — the healthiest outlook. These procedures reduce our risk that the insured’s life span is longer than expected.

Since our inception in December 2006, we have received over 24,000 life expectancy evaluations. These evaluations have provided us with an extensive exposure to each of the major life expectancy underwriters. Using those evaluations for comparative analysis, we assess which underwriters are generally the most conservative and which are most aggressive, and what biases each underwriter employs in their analysis. In our experience, certain underwriters trend more conservatively for certain sexes, some more for certain ages, and different underwriters have different levels of risk assigned to different medical conditions. We record this data for every underwriting evaluation we receive. We identify not only underwriter biases and sensitivities, strengths and weaknesses but also trends over time, which allows us to better identify the fair value of life insurance policies using our proprietary models.

We review potential premium finance transactions for the creditworthiness and ratings of each insurance carrier. In addition to our internal review of the creditworthiness of an insurance carrier, our general guideline for approval of an insurance carrier is a rating of at least “A+” by Standard & Poor’s, at least “A3” by Moody’s, at least “A” by A.M. Best Company or at least “A+” by Fitch. The issuing insurance carrier’s claims paying ability generally must satisfy the applicable ratings of at least two of the foregoing rating agencies as a condition to our funding a premium finance loan. However, based upon our own credit determination, we may provide financing for life insurance policies issued by domestic insurers that are unrated but have a highly-rated parent or affiliate as well as unrated foreign insurers. As of the date of this prospectus, we have not experienced any insurer default.

Servicing

Our servicing department administers all necessary premium payments, loan satisfaction and policy relinquishment processes. They maintain contact with insureds, trustees and referring agents or brokers to obtain current information on policy status. Our servicing department also updates the medical histories of insureds. They request updated medical records from physicians and also contact each insured to obtain updated health information. During the term of a loan, when our servicing department learns of a material health impairment, key personnel in our sales team and management are alerted and our records are updated accordingly.

With respect to the administration of the policy relinquishment processes, our servicing department sends notices approximately sixty and thirty days prior to the loan maturity date alerting the borrower that the loan is maturing. In the event of a default, our servicing department will send an agreement to the borrower and its beneficiaries requesting that they agree to relinquish ownership of the policy and all interests therein to us in exchange for a release of the obligation to pay amounts due. If the loan goes into default, we ask the borrower to liquidate the policy. To assist a borrower with its liquidation of a policy, we will introduce the borrower to potential buyers as well as to life settlement brokers. We receive no commission or fee for these introductions or any sale of the policy by the borrower. The liquidation proceeds are used to pay off our loan, including accrued interest and origination fees, and the balance is retained by the borrower. If the liquidation proceeds of a policy are less than the amount to pay off the loan, the borrower seeks our consent in order to liquidate the policy. We may either approve the sale of the policy for less than the amount due on the loan or may decide to take control of the policy. If the loan is covered by lender protection insurance, then the lender protection insurer, rather than us, must consent to the liquidation of the policy if the liquidation proceeds are going to be less than the loan’s insured value. If we are unable to come to an agreement with the borrower regarding the relinquishment of the policy, we may enforce our security interests in the beneficial interests in the trust that owns the policy pursuant to which we can exercise control over the trust holding the policy in order to direct disposition of the policy.

Our Proprietary Systems and Processes

We have developed proprietary systems and processes that allow us to, among other things:

•	Store all of our data electronically, including policy information, premium schedules, past mortality experience, underwriting information, mortality probabilities and other data;

•	Use our electronic data to generate financial models and analysis for an individual or group of life insurance policies;

•	Create internal and external reports of our underwriting and policy valuation;

•	Perform a comparative analysis of life insurance products based on a particular insured’s age, gender, health information and life expectancy; and

•	Identify the fair value of the life insurance policies that underlie our premium finance loans.

We use a customized application service provider to capture data and manage process flow that is frequently updated by the vendor and avoids the restraints of legacy systems. This system captures all the information necessary to manage, document, report and analyze the sales, underwriting, compliance, funding and servicing components of the premium finance business without the need for a large information technology staff. Compliance reviews have been implemented into our system enabling us to quickly verify the compliance status of every transaction we process.

There are numerous insurance companies that meet our ratings guidelines that offer life insurance to high net worth seniors. Each of these companies offers a variety of different life insurance policies with different features and limitations for the insured. New policy types are introduced regularly and existing policy types are modified for new applicants. We have developed proprietary models to assist us in analyzing the fair value of a life insurance policy. In order to determine which policies we believe are the most valuable, we analyze the legal and financial terms of each policy and product type, as well as the health, sex and age of the insured. Based on these and other inputs, we calculate loan balances, policy values and summaries of the cash flows and yields of a potential transaction. Furthermore, we are able to run these models based on life expectancies from a number of different medical underwriters, which allows us to determine the collateral value we believe exists in a policy. Furthermore, the life expectancy evaluations we receive allow us to assess which underwriters are generally the most conservative and which are most aggressive, as well as the biases each underwriter employs in their analysis. These models allow us to evaluate and immediately rank and score the policies based on value and volatility, which, in turn, allows us to determine which premium finance transactions provide us with the best value.

Our proprietary models also allow us to enter data to produce the minimum premium schedule that is required to keep the death benefit in force year-over-year until policy maturity. This minimizes the cash outflows required to pay premiums on a policy. Our premium optimizer model takes into account the complex aspects of the individual product structure, such as no-lapse guarantees, policy endorsements, sub-accounts and shadow accounts.

Structured Settlements Business

Overview

Structured settlements refer to a contract between a plaintiff and defendant whereby the plaintiff agrees to settle a lawsuit (usually a personal injury, product liability or medical malpractice claim) in exchange for periodic payments over time. A defendant’s payment obligation with respect to a structured settlement is usually assumed by a casualty insurance company. This payment obligation is then satisfied by the casualty insurer through the purchase of an annuity from a highly rated life insurance company, which provides a high credit quality stream of payments to the plaintiff.

Recipients of structured settlements are permitted to sell their deferred payment streams to a structured settlement purchaser pursuant to state statutes that require certain disclosures, notice to the obligors and state court approval. Through such sales, we purchase a certain number of fixed, scheduled future settlement payments on a discounted basis in exchange for a single lump sum payment, thereby serving the liquidity needs of structured settlement holders.

According to Standard & Poor’s, the structured settlement industry has been in existence for more than 20 years. In 2008, Standard & Poor’s estimated that there were more than 500,000 structured settlement contracts outstanding in the United States with an average maturity of 15 years. However, Standard & Poor’s has estimated that only one quarter of these settlements are likely available for purchase.

We use national television marketing to generate in-bound telephone and internet inquiries. As of September 30, 2010, we had a database of over 30,000 structured settlement leads. We believe our database provides a strong pipeline of purchasing opportunities. As our database has grown and we have completed more transactions, the average marketing cost per structured settlement transaction, which is one of our key expense metrics, has decreased.

As of September 30, 2010, we had approximately 50 employees dedicated to the purchase or underwriting of structured settlements. Our purchasing team is trained to work with a prospective client to review the transaction documentation and to assess a client’s needs. Our underwriting group is responsible for reviewing all proposed purchases and performing a detailed analysis of the associated documentation. We have also developed a cost-effective nationwide network of law firms to represent us in the required court approval process for structured settlements. As of September 30, 2010, the average cycle time starting from submission of the paper work to funding the transaction was 70 days. This cycle includes the evaluation and structuring of the transaction, an economic review, pricing and coordination of the court process. Our underwriting procedures and process timeline for structured settlement transactions are described below.

We believe that we have various funding alternatives for the purchase of structured settlements. On September 24, 2010, we entered into an arrangement to provide us up to $50 million to finance the purchase of structured settlements. We also have other parties to whom we have sold settlement assets in the past, and to whom we believe we can sell assets in the future. We will continue to evaluate alternative financing arrangements, which could include securing a warehouse line of credit that would allow us to purchase structured settlements.

Marketing

We do not believe that there are any readily available lists of holders of structured settlements, which makes brand awareness critical to growing market share. We have a primary target market consisting of individuals 18 to 49 years of age with middle class income or lower.

Our primary marketing medium, which has been developed and refined by our experienced management team, is nationwide direct response television marketing to solicit inbound calls to our call center. Our direct response television campaign consists of nationally placed 15 or 30 second commercials that air during our call center hours on several syndicated and cable networks. Each advertisement campaign is assigned a unique toll free number so we can track the effectiveness of each marketing slot. Typically, we experience a high volume of calls immediately after we air a television advertisement. Therefore, we attempt to space our advertisements to maintain a steady stream of inbound calls that our purchasing team is able to process. In addition to our direct response television campaign, we buy marketing on Internet search engines such as Google and Yahoo. These advertisements produce leads with contact information that are quickly routed to our purchasing staff for follow-up. We also send letters monthly to most of the leads in our database containing information about us and our services.

We use our software to efficiently capture all inbound calls. We have built a proprietary database of clients and prospective clients. As of September 30, 2010, we had a database of over 30,000 structured settlement leads. Since inception, we have purchased a total of 171 structured settlements from existing customers in repeat transactions. The percentage of repeat transactions has grown from 5% in the three months ended March 31, 2008 to 34% in the three months ended September 30, 2010. Therefore, we believe our database provides us with a strong pipeline of potential purchasing opportunities with low incremental acquisition cost. When our call center staff is not answering inbound calls, they call contacts in the database to generate business. As our database and pool of customers grow, we expect to complete more transactions and our cost of marketing per transaction should decrease. We have made a significant investment to obtain the information for our database and believe it would be time-consuming and expensive for a competitor to replicate.

The following table shows the number of transactions we have completed and our average marketing cost per transaction (dollars in thousands):

				Nine Months Ended
	Year Ended December 31,			September 30,
	2007	2008	2009	2009	2010

Number of transactions originated	10	276	396	275	385
Average marketing cost per transaction	$205.6	$19.2	$11.3	$12.7	$9.2

We believe this cost per transaction will continue to trend down over time. Additionally, our transactions with repeat customers are more profitable than with new customers due to the reduction in transaction costs. As our database grows, it provides more purchasing opportunities. The following table shows the number and percentage of our total structured settlement transactions completed with repeat customers for the three-month periods indicated:

	Three Months Ended
	Mar 31,	June 30,	Sep 30,	Dec 31,	Mar 31,	June 30,	Sep 30,	Dec 31,	Mar 31,	June 30,	Sep 30,
	2008	2008	2008	2008	2009	2009	2009	2009	2010	2010	2010

Number of transactions with repeat customers	2	4	5	12	10	12	10	20	23	25	48
Percentage of total transactions	5%	7%	7%	11%	13%	13%	10%	17%	22%	18%	34%

As we grow our experienced sales staff, we intend to air more television advertisements to increase our volume of inbound calls. We believe that there are a substantial number of broadcasts viewed by our primary target market, which presents an opportunity to expand our marketing efforts. We also plan to expand our Internet marketing.

Funding

We believe that we have various funding options for the purchase of structured settlements.

•	Strategic sale. We have sold pools of structured settlements we acquired in the past. We recently entered into an arrangement to provide us up to $50 million to finance the purchase of structured settlements. We also have other parties to whom we have sold structured settlement assets in the past and to whom we believe we can sell such assets in the future.

•	Balance sheet. We may purchase structured settlements and we may hold them for investment, servicing the asset and collecting the periodic payments or we may finance such assets through our $50 million arrangement described above. Although we have not used debt financing to fund the cost of acquisition of structured settlements as of the date of this offering, we will continue to evaluate alternative financing arrangements such as a warehouse line of credit.

Sources of Revenue

During the nine months ended September 30, 2010 and the year ended December 31, 2009, 11.2% and 4.1%, respectively, of our revenue was generated from our structured settlement segment. Most of our revenue from structured settlements currently is earned from the sale of structured settlements that we originate. When we sell assets, the revenue consists of the difference between the sale proceeds and our purchase price. If we retain structured settlements on our balance sheet, we earn interest income over the life of the asset based on the discount rate used to determine the purchase price. During the nine months ended September 30, 2010 and the year ended December 31, 2009, 94.1% and 67.7%, respectively, of our revenue from our structured settlement segment was generated from the sale of structured settlements and mark-to-market adjustments and 4.6% and 30.6%, respectively, was generated from interest income. The following table shows the number of transactions we have originated, the face value of undiscounted future payments purchased, the weighted average purchase discount rate, the number of transactions sold and the weighted average discount rate at which the assets were sold (dollars in thousands):

				Nine Months
				Ended
	Year Ended December 31,			September 30,
	2007	2008	2009	2009	2010

Number of transactions originated	10	276	396	275	385
Face value of undiscounted future payments purchased	$701	$18,295	$28,877	$20,460	$33,713
Weighted average purchase discount rate	11.0%	12.0%	16.3%	16.1%	19.3%
Number of transactions sold	—	226	439	96	291
Weighted average sale discount rate	—	10.8%	11.5%	11.1%	9.1%

The discount rate at which we acquire structured settlements payment has increased from 2007 to 2010. As our purchasing team gains experience, we are able to improve duration and yield objectives. Furthermore, as we complete more transactions with repeat customers who are familiar with members of our purchasing team, these transactions are driven more by relationship than price.

Underwriting Procedures, Transaction Timeline and Process

Our underwriting team is responsible for reviewing all proposed structured settlement transactions and performing a detailed analysis of the transaction documentation. The team identifies any statutory requirements, as well as any issues that could affect the structured settlement receivables, such as liens, judgments or bankruptcy filings. The team confirms the existence and value of the structured settlement receivables, that the purchase will conform to our established internal credit guidelines, that all applicable statutory requirements are complied with and confirms that the asset is free from encumbrances. In addition, the underwriting team administers the transaction from the creation of the transaction documentation through the court approval process, and then approves a transaction for funding.

Each structured settlement transaction requires a court order approving the transaction. The individual court hearings are administered by a team of outside attorneys that we have selected and developed relationships with. Outside counsel are able to access our origination systems via a secure portal to update records, creating process efficiencies.

As of September 30, 2010, our typical structured settlement transaction was completed in an average of 70 days from the date of initial contact by the client, as illustrated by the sample timeline below:

Day 1	The individual who has a structured settlement contacts us seeking a lump-sum payment based on the settlement.
Day 14	After analyzing the settlement structure, we offer to provide a lump-sum amount to the individual in exchange for a set number of payments.
Day 40	We complete our underwriting process. Upon satisfactory review, our counsel secures a court date and notifies interested parties, including any beneficiaries, owners and issuers of the pending transaction.
Day 69	A court hearing is held and the judge approves or denies the motion to sell and assign to us the agreed-upon portion of the individual’s structured settlement.
Day 70	Final review of the court-approved transaction takes place and we fund the payment to the individual.

Dislocations in the Capital Markets

Since 2007, the United States’ capital markets have experienced extensive distress and dislocation due to the global economic downturn and credit crisis. As a result of the dislocation in the capital markets, our borrowing costs increased dramatically in our premium finance business and we were unable to access traditional sources of capital to finance the acquisition and sale of structured settlements. At certain points, we were unable to obtain any debt financing. With the net proceeds of this offering, we intend to operate our premium finance business without relying on debt financing.

Premium Finance.  Market conditions have forced us, and we believe many of our competitors, to pay higher interest rates on borrowed capital since the beginning of 2008. However, because we were a relatively new company with few maturing debt obligations, the credit crisis presented an opportunity for us to gain market share and create brand recognition while many of our competitors experienced financial distress.

Every credit facility we have entered into since December 2007 for our premium finance business required us to obtain lender protection insurance for each loan originated under such credit facility. This coverage provides insurance on the value of the life insurance policy serving as collateral underlying the loan should our borrower default. After a payment default by the borrower, subject to the terms and conditions of the lender protection insurance policy, our lender protection insurer has the right to direct control or take beneficial ownership of the life insurance policy and we are paid a claim equal to the insured value of such policy. While lender protection insurance provides us with liquidity, it prevents us from realizing the appreciation, if any, of the underlying policy when a borrower relinquishes ownership of the policy upon default. As of September 30, 2010, 94.6% of our outstanding premium finance loans have collateral whose value is insured. Currently, we are only originating premium finance loans with lender protection insurance. Following the earlier of the completion of this offering or December 31, 2010, we do not expect to originate premium finance loans with lender protection insurance.

We have experienced two adverse consequences from our high financing costs: reduced profitability and decreased loan originations. While the use of lender protection insurance allows us to access debt financing to support our premium finance business, the costs substantially reduced our profitability. Additionally, there are coverage limitations related to our use of lender protection insurance that have reduced the number of otherwise viable premium finance transactions that we could originate. We believe that the net proceeds from this offering will allow us to increase the profitability and number of new premium finance loans by eliminating the cost of debt financing and lender protection insurance and the limitations on loan origination that our lender protection insurance imposes.

Structured Settlements.  During 2008 and 2009, market conditions required us to offer discount rates as high as 12% in order to complete sales of portfolios of structured settlements. During this period, we continued to invest heavily in our structured settlement infrastructure. This investment is benefiting us today because we have found that some structured settlement recipients sell portions of their future payment streams in multiple transactions. As our business matures and grows, our structured settlement business has been, and should continue to be, bolstered by additional transactions with existing customers and additional purchases of structured settlements with new customers. Purchases from past customers increase overall transaction volume and also decrease average transaction costs.

Our Competitive Strengths

We believe our competitive strengths are:

•	Complementary mix of business lines. Unlike many of our competitors who are focused on either structured settlements or premium financings, we operate in both lines of business. This diversification provides us with a complementary mix of business lines as the revenues generated by our structured settlement business are generally short-term cash receipts in comparison to the revenue from our premium financing business which is collected over time.

•	Scalable and cost-effective infrastructure. We have created an efficient, cost-effective, scalable infrastructure that complements our businesses. We have developed proprietary systems and models that allow for cost-effective review of both premium finance and structured settlement transactions that utilize our underwriting standards and guidelines. Our systems allow us to efficiently process transactions while maintaining our underwriting standards. As a result of our investments in our infrastructure, we have developed a structured settlement business model that we believe has significant scalability to permit our structured settlement business to continue to grow efficiently.

•	Barriers to entry. We believe that there are significant barriers to entry into the premium financing and structured settlement businesses. With respect to premium finance, obtaining the requisite state licenses and developing a network of referring agents is time intensive and expensive. With respect to structured settlements, the various state regulations require special knowledge as well as a network of attorneys experienced in obtaining court approval of these transactions. Our management and key personnel from our premium finance and structured settlement businesses are experienced in these specialized businesses and, in many cases, have more than half a decade of experience working together at Imperial and at prior employers. Our management team has significant experience operating in this highly regulated industry.

•	Strength and financial commitment of management team with proven track record. Our senior management team is experienced in the premium finance and structured settlement industries. In the mid-1990s, several members of our management team worked together at Singer Asset Finance, where they were early entrants in structured settlement asset classes. After Singer was acquired in 1997 by Enhance Financial Services Group Inc., several members of our senior management team joined Peach Holdings, Inc. At Peach Holdings, they held senior positions, including Chief Operating Officer, Head of Life Finance and Head of Structured Settlements. In addition, Antony Mitchell, our chief executive officer, and Jonathan Neuman, our president and chief operating officer, each have over $7 million of their own capital invested in our company. This financial commitment aligns the interests of our principal executive officers with those of our shareholders.

Business Strategy

Guided by our experienced management team, with the net proceeds from this offering, we intend to pursue the following strategies in order to increase our revenues and generate net profits:

•	Reduce or eliminate the use of debt financing in our premium finance business. The capital generated by this offering will enable us to fund our premium finance loans and provide us with the option to retain our investments in life insurance policies that we acquire upon relinquishment by our borrowers without the need for additional debt financing. In contrast to our existing leveraged business model that has made us reliant on third-party financing that is often unavailable or expensive, we intend to use equity capital from this offering to engage in premium finance transactions at profit margins significantly greater than what we have historically experienced. In the future, we expect to consider debt financing for our premium finance transactions and structured settlement purchases only if such financing is available on attractive terms.

•	Eliminate the use of lender protection insurance. With the proceeds of this offering, we will no longer require debt financing and lender protection insurance for new premium finance business. As a result, we expect to experience considerable cost savings, and in addition expect to be able to originate more premium finance loans because we will not be subject to coverage limitations imposed by our lender protection insurer that have reduced the number of loans that we can originate.

•	Continue to develop structured settlement database. We intend to increase our marketing budget and grow our sales staff in order to increase the number of leads in our structured settlement database and to originate more structured settlement transactions. As our database of structured settlements grows, we expect that our sales staff will be able to increase our transaction volume due in part to repeat transactions from our existing customers.

Regulation

Premium Financing Transactions

The making, enforcement and collection of premium finance loans is subject to extensive regulation. These regulations vary widely, but often:

•	require that premium finance lenders be licensed by the applicable jurisdiction;

•	require certain disclosures to insureds;

•	regulate the amount of late fees and finance charges that may be charged if a borrower is delinquent on its payments; or

•	allow imposition of potentially significant penalties on lenders for violations of that jurisdiction’s insurance premium finance laws.

Furthermore, the enforcement and collection of premium finance loans may be directly or indirectly affected by the laws and regulations applicable to the life insurance policies that collateralize the premium finance loans. We are also subject to various state and federal regulations governing lending, including usury laws. In addition, our premium financing programs must comply with insurable interest, usury, life settlement, life finance, rebating, or other insurance and consumer protection laws.

The sale and solicitation of life insurance is highly regulated by the laws and regulations of individual states and other applicable jurisdictions. The purchase of a policy directly from a policy owner, which is referred to as a life settlement, is a business we are currently able to conduct in 36 states; however, as of the date of this offering, we have not engaged in the business of purchasing policies directly from policy owners. Regulation of life settlements (life insurance policies) is done on a state-by-state basis. We currently maintain licenses to transact life settlements (life insurance policies) in 24 of the 38 states that currently require a license. A majority of the state laws and regulations concerning life settlements (life insurance policies) are based on the Model Act and Model Regulation adopted by the National Association of Insurance Commissioners (NAIC) and the Model Act adopted by the National Conference of Insurance Legislators (NCOIL). The NAIC and NCOIL models include provisions which relate to: (i) provider and broker licensing requirements; (ii) reporting requirements; (iii) required contract provisions and disclosures; (iv) privacy requirements; (v) fraud prevention measures such as STOLI; (vi) criminal and civil remedies; (vii) marketing requirements; (viii) the time period in which policies cannot be sold in life settlement transactions; and (viii) other rules governing the relationship between policy owners, insured persons, insurer, and others.

Traditionally, the U.S. federal government has not directly regulated the insurance business. Congress recently passed and the President signed into law the Dodd-Frank Act, providing for the enhanced federal supervision of financial institutions, including insurance companies in certain circumstances, and financial activities that represent a systemic risk to financial stability of the U.S. economy. Under the Dodd-Frank Act, the Federal Insurance Office will be established within the U.S. Treasury Department to monitor all aspects of the insurance industry. The director of the Federal Insurance Office will have the ability to recommend that an insurance company or insurance holding company be subject to heightened prudential standards by the Federal Reserve, if it is determined that financial distress at the company could pose a threat to the financial stability of the U.S. economy. Notwithstanding the creation of the Federal Insurance Office, the Dodd-Frank Act provides that state insurance regulators will remain the primary regulatory authority over insurance and expressly withholds from the Federal Insurance Office and the U.S. Treasury Department general supervisory or regulatory authority over the business of insurance.

Structured Settlements

Each structured settlement transaction requires a court order approving the transaction. These “transfer petitions,” as they are known, are brought pursuant to specific, state structured settlement protection acts (SSPAs). These SSPAs vary somewhat but generally require (i) that the seller receive detailed disclosure statements regarding all key transaction terms; (ii) a three to ten day “cooling-off period” before which the seller cannot sign an agreement to sell their structured settlement payments; and (iii) a requirement that the entire transaction be reviewed and approved by a state court judge. The parties to the transaction must satisfy the court that the proposed transfer is in the best interests of the seller, taking into consideration the welfare and support of his dependants. Once an order approving the sale is issued, the payments from the annuity provider are made directly to the purchaser of the structured settlement pursuant to the terms of the order.

The National Association of Settlement Purchasers and the National Structured Settlements Trade Association are the principal structured settlement trade organizations which have developed and promoted model legislation regarding transfers of settlements, referred to as the Structured Settlement Model Act. While most SSPAs are similar to the Structured Settlement Model Act, any SSPA may place fewer or additional affirmative obligations (such as notice or additional disclosure requirements) on the purchaser, require more extensive or less extensive findings on the part of the court issuing the transfer order, contain additional prohibitions on the actions of the purchaser or the provisions of a settlement purchase agreement, have different effective dates, require shorter or longer notice periods and otherwise vary in substance from the Model Act.

Competition

Premium Finance

The market for premium finance is very competitive. A policyholder has a number of ways to pay insurance premiums which include using available cash, borrowing from traditional lenders such as banks, credit unions and finance companies, as well as more specialized premium finance companies like us. Competition among premium finance companies is based upon many factors, including price, valuation of the underlying insurance policy, underwriting practices, marketing and referrals. Our principal competitors within the premium finance industry are CMS, Inc., Insurative Premium Finance Ltd. and Madison One as well as smaller, less well known companies. Life settlement companies that compete with our premium finance business by providing liquidity to policyholders through the sale of life insurance policies include Coventry First LLC, Life Partners Holdings, Inc. and ViaSource Funding Group, LLC, as well as smaller, less well known companies. It is possible that a number of our competitors may be substantially larger and may have greater market share and capital resources than we have.

Structured Settlements

There are a number of competitors in the structured settlement market. Competition in the structured settlement market is primarily based upon marketing, referrals and quality of customer service. Based on our industry knowledge, we believe that we are one of the larger acquirers of structured settlements in the United States. Our main competitors are J.G. Wentworth & Company, Inc., Peachtree Settlement Funding, Novation Capital LLC (a subsidiary of Encore Financial Services), Settlement Capital and Stone Street Capital.

Pre-Settlement Funding Business

As a result of our marketing for structured settlements, we receive a number of inquiries from plaintiffs, whose cases have not yet settled or otherwise been disposed of, seeking pre-settlement funding. Pre-settlement funding provides personal injury plaintiffs with a payment in exchange for an assignment of a portion of the proceeds of their pending case. Accident victims often are unable to work for a prolonged period of time and therefore incur high expenses which they find difficult to meet. As a result, accident victims often look to obtain prompt settlements. The pre-settlement funding payment provides a victim and their attorney with the flexibility to continue litigating a case by satisfying the victim’s immediate need for funds.

In May 2010, we entered an agreement with Plaintiff Funding Holding, Inc., doing business under the name LawCash. Pursuant to this agreement, we are required to exclusively forward all pre-settlement leads to LawCash, which will screen leads, provide underwriting, funding, servicing and collection services. At funding for a transaction generated from one of our leads, we receive commission of 5% of the actual funded amount. Upon repayment by the plaintiff, we receive 25% of the net profit, which is the difference between (a) the funding advance and LawCash’s costs and (b) the payoff amount, from LawCash. The typical transaction size is approximately $2,500. The agreement with LawCash is terminable by either party for convenience upon 30 days’ prior written notice.

Employees

As of September 30, 2010, we had 118 employees, each of which are employed by Imperial Finance & Trading, LLC. None of our employees is subject to any collective bargaining agreement. We believe that our employee relations are good.

Properties

Our principal executive offices are located at 701 Park of Commerce Boulevard, Boca Raton, Florida 33487 and consist of approximately 21,000 square feet of leased office space. We also lease office space in Atlanta, Georgia and Chicago, Illinois, which consist of approximately 176 and 150 square feet, respectively. We consider our facilities to be adequate for our current operations.

Legal Proceedings

We are involved in a dispute with our former general counsel whom we terminated on November 8, 2010. On December 30, 2010, she filed a demand for mediation and arbitration with the American Arbitration Association. She has asserted claims against the Company and against Antony Mitchell, our Chief Executive Officer, and Jonathan Neuman, our President and Chief Operating Officer, individually. Her claims are based in part on an offer letter entered into at the time of her employment. She alleges that she was fraudulently induced by the Company, and Messrs. Neuman and Mitchell, to leave her former position based on promises made to her in regard to a proposed equity option grant referenced in her offer letter. She further alleges that she was subject to unequal and discriminatory treatment based on her gender under Title VII of the federal Civil Rights Act and other statutes, and received unequal compensation compared with the Company’s male Chief Financial Officer. Based on these and other alleged facts, she asserts various claims for (i) fraudulent inducement; (ii) promissory estoppel/detrimental reliance; (iii) fraudulent misrepresentation; (iv) wrongful termination in violation of Florida law and Title VII of the federal Civil Rights Act; (v) violation of the federal Equal Pay Act; (vi) violation of the Florida Whistle Blower Statute; and (vii) various claims before the Equal Employment Opportunity Commission. She has asserted that she is entitled to recover compensatory damages in excess of $2.16 million, punitive damages and attorneys’ fees. While it is difficult to ascertain the outcome of this matter, we believe that it is without merit, and intend to vigorously defend the action. We are currently unable to estimate the amount of potential damages, if any, we could incur as a result of this claim and have not established a reserve for this litigation.

We are party to various other legal proceedings which arise in the ordinary course of business. We believe that the resolution of these other proceedings will not, based on information currently available to us, have a material adverse effect on our financial position or results of operations.

Change of Control and Stock Ownership Restrictions

One of our subsidiaries, Imperial Life Settlements, LLC, a Delaware limited liability company, is licensed as a viatical settlement provider and regulated by the Florida Office of Insurance Regulation. As a Florida viatical settlement provider, Imperial Life Settlements, LLC is subject to regulation as a specialty insurer under certain provisions of the Florida Insurance Code. Under applicable Florida law, no person can acquire, directly or indirectly, 10% or more of the voting securities of a viatical settlement provider or its controlling company, including Imperial Holdings, Inc., without the written approval of the Florida Office of Insurance Regulation. Accordingly, any person who acquires, directly or indirectly, 10% or more of our common stock, must first file an application to acquire control of a specialty insurer or its controlling company, and obtain the prior written approval of the Florida Office of Insurance Regulation.

The Florida Office of Insurance Regulation may disapprove an acquisition of beneficial ownership of 10% or more of our voting securities by any person who refuses to apply for and obtain regulatory approval of such acquisition. In addition, if the Florida Office of Insurance Regulation determines that any person has acquired 10% or more of our voting securities without obtaining regulatory approval, it may order that person to cease the acquisition and divest itself of any shares of such voting securities which may have been acquired in violation of the applicable Florida law. The Florida Office of Insurance Regulation may also take disciplinary action against Imperial Life Settlements, LLC’s license if it finds that an acquisition of our voting stock is made in violation of the applicable Florida law would render the further transaction of its business hazardous to its customers, creditors, shareholders or the public.

MANAGEMENT

Directors and Executive Officers

The table below provides information about our directors, director nominees and executive officers. Each director serves for a one-year term and until their successors are elected and qualified. Executive officers serve at the request of our board of directors.

Name	Age	Position

Executive Officers and Directors
Antony Mitchell	45	Chief Executive Officer and Chair of the Board
Jonathan Neuman	37	President, Chief Operating Officer and Director
Richard S. O’Connell, Jr.	53	Chief Financial Officer and Chief Credit Officer
Deborah Benaim	54	Senior Vice President
David A. Buzen	51	Director Nominee
Michael A. Crow	48	Director Nominee
Walter M. Higgins III	66	Director Nominee
Robert Rosenberg	65	Director Nominee
A. Penn Hill Wyrough	52	Director Nominee

Our chief executive officer, Antony Mitchell, will be the chair of the board. Walter M. Higgins III is expected to be designated as our lead director who will preside at meetings of the independent directors.

Set forth below is a brief description of the business experience of each of our directors, director nominees and executive officers, as well as certain specific experiences, qualifications and skills that led to the board of directors’ conclusion that each of the directors and director nominees set forth below is qualified to serve as a director.

Antony Mitchell

Antony Mitchell has served as our Chief Executive Officer since February of 2007. He is also one of our equity members. He has 16 years of experience in the financial industry. From 2001 to January 2007, Mr. Mitchell was Chief Operating Officer and Executive Director of Peach Holdings, Inc., a holding company which, through its subsidiaries, was a provider of specialty factoring services. Peach Holdings completed its initial public offering in March 2006 and was subsequently acquired by an affiliate of Credit Suisse in November 2006. Mr. Mitchell was also a co-founder of Singer Asset Finance Company, LLC (a subsidiary of Enhance Financial Services Group Inc.) in 1993, which was involved in acquiring insurance policies, structured settlements and other types of receivables. From June 2009 to November 2009, Mr. Mitchell was the Chair of the Board of Polaris Geothermal, Inc., which focuses on the generation of renewable energy projects. Since 2007, Mr. Mitchell has served as a director (being appointed Executive Chair of the Board of Directors in 2010) of Ram Power, a renewable energy company listed on the Toronto Stock Exchange. Mr. Mitchell’s qualifications to serve on our board include his knowledge of our company and the specialty finance industry and his years of leadership at our company.

Jonathan Neuman

Jonathan Neuman has been our President and Chief Operating Officer since our inception in December 2006. He is also one of our equity members. From June 2004 to December 2006, Mr. Neuman was a director of the Life Finance business unit of Peach Holdings, Inc. From 2000 to June 2004, he was President of CY Financial, a premium finance company. From 2001 to 2004 he acted as a consultant for Tandem Management Group, Inc., a management consulting firm. From 1999 to 2000, Mr. Neuman was the head of lottery receivables originations for Singer Asset Finance Company, LLC (a subsidiary of Enhance Financial Services Group Inc.). From 1997 to 1999, he was Chief Operating Officer of People’s Lottery, a purchaser of lottery prize receivables. Mr. Neuman’s qualifications to serve on our board include his knowledge of our company and the specialty finance industry and his years of leadership at our company.

Richard O’Connell, Jr.

Richard O’Connell has served as our Chief Financial Officer since April 2010 and Chief Credit Officer since January 2010. Prior to joining us, from January 2006 through December 2009, Mr. O’Connell was Chief Financial Officer of RapidAdvance, LLC, a specialty finance company. From January 2002 through September 2005 he served as Chief Operating Officer of Insurent Agency Corporation, a provider of tenant rent guaranties to apartment REITs. From March 2000 to December 2001, Mr. O’Connell acted as Securitization Consultant to the Industrial Bank of Japan. From January 1999 to January 2000, Mr. O’Connell served as president of Telomere Capital, LLC, a life settlement company. From December 1988 through 1998 he served in various senior capacities for Enhance Financial Services Group Inc., including as President and Chief Operating Officer of Singer Asset Finance Company (a subsidiary of Enhance Financial Services Group Inc.) from 1995-1998 and Senior Vice President and Treasurer of Enhance Financial Services Group Inc. from 1989 through 1996.

Deborah Benaim

Deborah Benaim has been our Senior Vice President since July 2007. Since September 2009, she has headed our structured settlement division. From 2003 to March 2007, Ms. Benaim was a Managing Director of the Structured Settlement Division of Peach Holdings, Inc. From 1991 to 2002, she was a Senior Vice President of Grand Court Lifestyles, Inc., which was involved in the servicing, acquisition, development, and management of senior living communities. Ms. Benaim is also a former vice president of the energy futures trading division at Prudential-Bache Securities NYC and former Executive Board member of the American Senior Housing Association.

David A. Buzen

David A. Buzen is expected to become a member of our board of directors upon the consummation of this offering. Mr. Buzen is the President and Chief Financial Officer of CIFG Holding Inc., an international financial guaranty insurance group, which he joined in August 2009. From April 2007 through August 2009, prior to joining CIFG Holding Inc., Mr. Buzen was the Chief Financial Officer of Churchill Financial LLC, a commercial finance and asset management company which provides senior and subordinate financing to middle market companies. From April 2005 through April 2007, he was a Managing Director of the New York branch of Depfa Bank plc., a public finance bank which in October 2007 became a wholly-owned subsidiary of Hypo Real Estate Bank. Mr. Buzen serves as Chairman of the Business School Dean’s Advisory Board and a member of the Advisory Council for the Center for Financial Markets Regulation at the University of Albany. We believe that Mr. Buzen is qualified to serve on our board of directors because of his long-term experience in the financial guaranty insurance industry.

Michael A. Crow

Michael A. Crow is expected to become a member of our board of directors upon the consummation of this offering. Mr. Crow is President and Chief Executive Officer of Ability Reinsurance (Bermuda) Limited, a life reinsurance company he founded in 2007 concentrating on long-term care and disability reinsurance. Since June 2008, Mr. Crow has also served as Vice President of Proverian Capital which underwrites life settlements. From June 1998 to March 2003, Mr. Crow served as Vice President and Senior Vice President at Centre Group in Hamilton, Bermuda, with respect to its life reinsurance and life settlement business and continued until May 2005 as an actuarial consultant advising Centre Group. We believe that Mr. Crow is qualified to serve on our board of directors because of his experience in the life insurance and life settlement industry as well as his prior work as an actuarial consultant.

Walter M. Higgins III

Walter M. Higgins III is expected to become a member of our board of directors upon the consummation of this offering. In 2008, Mr. Higgins retired from NV Energy, Inc. (formerly Sierra Pacific Resources), an energy and gas company listed on the New York Stock Exchange, where he served as Chairman of the Board, President and Chief Executive Officer from 1993 until January 1998 and from August 2000 until July 2007 (Chairman of the Board until July 2008). Prior to rejoining Sierra Pacific Resources in August 2000, he served as Chairman, President and Chief Executive Officer of AGL Resources, Inc. in Atlanta, Georgia, a natural gas utility and energy services holding company listed on the New York Stock Exchange and the holding company of Atlanta Gas Light Company. Mr. Higgins currently serves as a director of South Jersey Industries, a public utility holding company listed on the New York Stock Exchange, where he serves as a member of the audit and compensation committees (a former member of the governance committee), Ram Power Corporation, a geothermal power company listed on the Toronto Stock Exchange, where he is chair of the compensation committee, Aegis Insurance Services, an insurance company servicing the energy industry, Landis+Gyr, LLC, an energy management company where he serves on the executive advisory board, and TAS Energy, a manufacturer of industrial refrigeration equipment where he serves as a member of the audit committee and is the chair of the governance committee. We believe that Mr. Higgins is qualified to serve on our board of directors because of his prior public company experience both as a chief executive officer and director.

Robert Rosenberg

Mr. Robert Rosenberg is expected to become a member of our board of directors upon the consummation of this offering. From April 2003 to the present, Mr. Rosenberg has been President, Chief Executive Officer, Chief Financial Officer and a director of Insurent Agency Corporation and President and a director of its sister company, RS Reinsurance, both of which are subsidiaries of RS Holdings Corp., a Bahamas-based holding company in which Mr. Rosenberg is a shareholder and director. From March 2001 to March 2003, prior to his involvement with RS Holdings Corp., Mr. Rosenberg was Chief Financial Officer and Executive Vice President of Firebrand Financial Group, Inc., a company listed on the Over-the-Counter Bulletin Board, which provides investment banking, merchant banking, securities brokerage and asset services. From 1986 to 1997, Mr. Rosenberg served as Executive Vice President (Senior Vice President until 1990) and Chief Financial Officer of Enhance Financial Services Group Inc., a New York Stock Exchange listed company providing financial guaranty insurance and reinsurance. We believe that Mr. Rosenberg is qualified to serve on our board of directors because of his prior business experience, including his experience as a chief financial officer of a public company.

A. Penn Hill Wyrough

A. Penn Hill Wyrough is expected to become a member of our board of directors upon consummation of this offering. Mr. Wyrough is currently self employed as a consultant providing strategic financial advice to international companies with respect to business and investment transactions in the United States and elsewhere. From 2008 to 2009, Mr. Wyrough was Managing Director, equity capital markets, for JPMorgan Chase. From 1987 to 2008, Mr. Wyrough was Senior Managing Director, investment banking for Bear, Stearns & Co., Inc. Mr. Wyrough is a trustee and treasurer of The Masters School, Dobbs Ferry, New York. We believe that Mr. Wyrough is qualified to serve on our board of directors because of his extensive experience in finance and the capital markets.

Board Composition

After the corporate conversion, we will be managed under the direction of our board of directors. We expect that our board will consist of 7 directors upon completion of this offering, 5 of whom will not be current or former employees of our company and will not have any other relations with us that would result in their being considered other than independent under applicable federal securities laws and the current listing requirements of the New York Stock Exchange. We have determined that Messrs. Buzen, Crow, Higgins, Rosenberg and Wyrough are independent directors under the applicable rules of the New York Stock Exchange and as such term is defined in Rule 10A-3(b)(1) under the Exchange Act. There are no family relationships among any of our current directors, director nominees or executive officers.

Following the completion of this offering, copies of our Corporate Governance Guidelines and Code of Business Conduct and Ethics for all of our directors, officers and employees will be available on our website (www.imprl.com) and upon written request by our shareholders at no cost.

Number of Directors; Removal; Vacancies

Our articles of incorporation and our bylaws provide that the number of directors shall be fixed from time to time by our board of directors, provided that the board shall consist of at least three and no more than fifteen members. Each director will serve a one-year term. Pursuant to our bylaws, each director will serve until such director’s successor is elected and qualified or until such director’s earlier death, resignation, disqualification or removal. Our bylaws also provide that any director may be removed with or without cause, at any meeting of shareholders called for that purpose, by the affirmative vote of the holders entitled to vote for the election of directors.

Our bylaws further provide that vacancies and newly created directorships in our board may be filled by an affirmative vote of the majority of the directors then in office, although less than a quorum, or by the shareholders at a special meeting.

Majority Voting Policy

Directors will be elected by a plurality of votes cast by shares entitled to vote at each annual meeting. However, we expect that our board will adopt a “majority vote policy.” Under this policy, any nominee for director in an uncontested election who receives a greater number of votes “withheld” from his or her election than votes “for” such election, is required to tender his or her resignation following certification of the shareholder vote. The corporate governance and nominating committee will promptly consider the tendered resignation and make a recommendation to the board whether to accept or reject the resignation. The board will act on the committee’s recommendation within 60 days following certification of the shareholder vote.

Factors that the committee and board will consider under this policy include:

•	the stated reasons why votes were withheld from the director and whether those reasons can be cured;

•	the director’s length of service, qualifications and contributions as a director;

•	New York Stock Exchange listing requirements, and

•	our corporate governance guidelines.

Any director who tenders his or her resignation under this policy will not participate in the committee recommendation or board action regarding whether to accept the resignation offer. If all of the members of the corporate governance and nominating committee receive a majority withheld vote at the same election, then the independent directors who do not receive a majority withheld vote will appoint a committee from among themselves to consider the resignation offers and recommend to the board whether to accept such resignations.

Board Committees

Prior to the completion of this offering, our board of directors will establish an audit committee, a compensation committee and a nominating and corporate governance committee.

Audit Committee.  The audit committee is expected to consist of Messrs. Buzen, Crow and Rosenberg, with Mr. Rosenberg serving as chair. The audit committee, which will be established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act, will oversee our accounting and financial reporting processes and the audits of our financial statements. The functions and responsibilities of the audit committee will be established in the audit committee charter and include:

•	establishing, monitoring and assessing our policies and procedures with respect to business practices, including the adequacy of our internal controls over accounting and financial reporting;

•	retaining our independent auditors and conducting an annual review of the independence of our independent auditors;

•	pre-approving any non-audit services to be performed by our independent auditors;

•	reviewing the annual audited financial statements and quarterly financial information with management and the independent auditors;

•	reviewing with the independent auditors the scope and the planning of the annual audit;

•	reviewing the findings and recommendations of the independent auditors and management’s response to the recommendations of the independent auditors;

•	overseeing compliance with applicable legal and regulatory requirements, including ethical business standards;

•	approving related party transactions;

•	discussing policies with respect to risk assessment and risk management;

•	preparing the audit committee report to be included in our annual proxy statement;

•	establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters;

•	establishing procedures for the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters; and

•	reviewing the committee’s performance and the adequacy of the audit committee charter on an annual basis.

Our independent auditors will report directly to the audit committee. Each member of the audit committee will have the ability to read and understand fundamental financial statements.

We will provide for appropriate funding, as determined by the audit committee, for payment of compensation to our independent auditors, any independent counsel or other advisors engaged by the audit committee and for administrative expenses of the audit committee that are necessary or appropriate in carrying out its duties.

Compensation Committee.  The compensation committee is expected to consist of Messrs. Buzen, Higgins and Wyrough, with Mr. Wyrough serving as chair. The compensation committee will establish, administer and review our policies, programs and procedures for compensating our executive officers and directors. The functions and responsibilities of the compensation committee will be established in the compensation committee charter and include:

•	evaluating the performance of and determining the compensation for our executive officers, including our chief executive officer;

•	administering and making recommendations to our board with respect to our equity incentive plans;

•	overseeing regulatory compliance with respect to compensation matters;

•	reviewing and approving employment or severance arrangements with senior management;

•	reviewing our director compensation policies and making recommendations to our board;

•	taking the required actions with respect to the compensation discussion and analysis to be included in our annual proxy statement;

•	reviewing and approving the compensation committee report to be included in our annual proxy statement; and

•	reviewing the committee’s performance and the adequacy of the compensation committee charter on an annual basis.

Corporate Governance and Nominating Committee.  The corporate governance and nominating committee is expected to consist of Messrs. Crow, Higgins and Wyrough, with Mr. Higgins serving as chair. The functions and responsibilities of the corporate governance and nominating committee will be established in the corporate governance and nominating committee charter and include:

•	developing and recommending corporate governance principles and procedures applicable to our board and employees;

•	recommending committee composition and assignments;

•	overseeing periodic self-evaluations by the board, its committees, individual directors and management with respect to their respective performance;

•	identifying individuals qualified to become directors;

•	recommending director nominees;

•	assisting in succession planning;

•	recommending whether incumbent directors should be nominated for re-election to our board; and

•	reviewing the committee’s performance and the adequacy of the corporate governance and nominating committee charter on an annual basis.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee will be, or will have been, employed by us. None of our executive officers currently serves, or in the past three years has served, as a member of the board of directors, compensation committee or other board committee performing equivalent functions of another entity that has one or more executive officers serving on our board or compensation committee.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview

This compensation discussion and analysis describes the key elements of our executive compensation program for 2010. For our 2010 fiscal year, our named executive officers were:

•	Antony Mitchell, our chief executive officer;

•	Jonathan Neuman, our president and chief operating officer;

•	Richard O’Connell, our chief financial officer;

•	Deborah Benaim, our senior vice president;

•	Robert Grobstein, our former chief financial and accounting officer; and

•	Anne Dufour Zuckerman, our former general counsel.

Mr. Grobstein left the Company on May 4, 2010 and has been replaced by Richard O’Connell. Ms. Zuckerman left the Company on November 8, 2010.

This compensation discussion and analysis, as well as the compensation tables and accompanying narratives below, contain forward-looking statements that are based on our current plans and expectations regarding our future compensation. Actual compensation programs that we adopt may differ materially from the programs summarized below.

Compensation Objective

The primary objective of our compensation programs and policies is to attract, retain and motivate executives whose knowledge, skills and performance are critical to our success. We believe that compensation is unique to each individual and should be determined based on discretionary and subjective factors relevant to the particular named executive officer based on the objectives listed above.

Compensation Determination Process

Prior to this offering, we have been a private company with a relatively small number of shareholders. We have not been subject to exchange listing requirements requiring us to have a majority independent board or to exchange or SEC rules relating to the formation and functioning of board committees, including audit, nominating, and compensation committees. As such, most, if not all, of our compensation policies, and determinations applicable to our named executive officers, have been the product of negotiation between our named executive officers, our chief executive officer and chief operating officer, subject to the input of our board of managers, when requested. Each of Antony Mitchell, our chief executive officer, and Jonathan Neuman, our chief operating officer, had input in setting each of the named executive officer’s compensation, including their own, as their compensation was a product of negotiation with our board of managers. None of the other named executive officers had input in setting any other named executive officers’ compensation. During 2010, we did not retain the services of a compensation consultant. Following this offering, we will have a compensation committee comprised entirely of independent directors that will be responsible for making all such compensation determinations.

In the past, we took into account a number of variables, both quantitative and qualitative, in making determinations regarding the appropriate level of compensation. Generally, our named executive officers’ compensation was determined based on our chief executive officer’s and chief operating officer’s assessment of our overall performance and the individual performance of the named executive officer, as well as our chief executive officer’s and chief operating officer’s experience and general market knowledge regarding compensation of executive officers in comparable positions. These quantitative and qualitative variables were also considered by our board of managers when negotiating the compensation for our chief executive officer and chief operating officer.

Antony Mitchell, our chief executive officer, is the owner of Warburg Investment Corporation (“Warburg”). Mr. Mitchell is currently not an employee of the Company. Pursuant to an oral arrangement between us and Warburg, Mr. Mitchell serves as our chief executive officer and we provide Warburg with (i) office space; (ii) office equipment; and (iii) personnel. We pay Warburg for Mr. Mitchell’s service and Mr. Mitchell is paid by Warburg. Mr. Mitchell is a citizen of the United Kingdom and, prior to his status as a lawful permanent resident of the United States on a conditional basis, was a lawful resident of the United States under an E-2 visa. Pursuant to the E-2 visa requirements, Mr. Mitchell was restricted to being a Warburg employee. Mr. Mitchell is now authorized to be employed by the Company and has entered into a written employment agreement with us that will become effective upon the closing of this offering. At that time, the arrangement with Warburg will terminate. This agreement is described elsewhere in this prospectus under “Certain Relationships and Related Transactions — Related Party Transaction Policy and Procedure — Other Transactions.”

Following the completion of this offering, we expect our compensation committee to review, and potentially engage a compensation consultant to assist it in evaluating, all aspects of our executive compensation program. In addition, we intend to make awards of stock options to our employees, including our named executive officers, under the Omnibus Plan. We have reserved an aggregate of 1,200,000 shares of common stock under our Omnibus Plan of which an aggregate of 607,424 shares of common stock will remain available for future awards after giving effect to the equity awards we expect to grant to our existing employees, directors and named executive officers immediately following the pricing of this offering. See “Omnibus Plan.”

Compensation Elements

We provide different elements of compensation to our named executive officers in a way that we believe best promotes our compensation objectives. Accordingly, we provide compensation to our named executive officers through a combination of base salary, annual discretionary bonus and other various benefits. Prior to this offering, we have not issued equity-based incentives and have compensated our chief executive officer pursuant to the Warburg agreement. Each element of compensation is discussed in detail below.

Base Salaries.  Annual base salaries reflect the compensation for an executive’s ongoing contribution to the performance of his or her functional area of responsibility with us. We believe that base salaries must be competitive based upon the executive officers’ scope of responsibilities and the market compensation of similarly situated executives. Other factors such as internal consistency and comparability are considered when establishing a base salary for a given executive. Prior salaries paid by former employers are also considered for new hires. Our chief executive officer and chief operating officer used their experience, market knowledge and insight in evaluating the competitiveness of current salary levels. Historically, executives have been entitled to annual reviews and raises at the discretion of our chief executive officer and chief operating officer.

Annual Discretionary Cash Bonus Compensation.  In the discretion of our chief executive officer and chief operating officer, our named executive officers are eligible for an annual discretionary cash bonus. We currently do not follow a formal bonus plan tied to specific financial and non-financial objectives. The determination of the bonus payment amounts, if any, is subject to the discretion of our chief executive officer and chief operating officer after considering the individual executive officer’s individual performance, as well as our chief executive officer’s and chief operating officer’s assessment of our past and future performance, including, but not limited to, subjective assessments of our operational performance during the year and our position for the achievement of acceptable financial performance in the subsequent year. Our chief executive officer and chief operating officer also consider market practices in determining whether our annual discretionary bonus compensation is competitive. Due to our operating performance in 2010, none of our executive officers received a discretionary bonus except for Jonathan Neuman. Mr. Neuman received a $250,000 bonus in recognition of his efforts improving our operational efficiencies in each of our business segments in additional to his efforts in connection with our initial public offering.

Retirement Benefits.  Substantially all of the salaried employees, including our named executive officers, are eligible to participate in our 401(k) savings plan. We have historically not made any contributions or otherwise matched any employee contributions.

Other Benefits and Executive Perquisites.  We also provide certain other customary benefits to our employees, including the named executive officers, which are intended to be part of a competitive compensation program. These benefits which are offered to all full-time employees include medical, dental, life and disability insurance as well as paid leave during the year.

Employment Agreement.  We do not have any general policies regarding the use of employment agreements, but may, from time to time, enter into such a written agreement to reflect the terms and conditions of employment of a particular named executive officer, whether at the time of hire or thereafter. We have entered into written employment agreements with each of our named executive officers that will become effective upon the closing of this offering.

Accounting and Tax Implications

The accounting and tax treatment of particular forms of compensation have not, to date, materially affected our compensation decisions. However, following this offering, we plan to evaluate the effect of such accounting and tax treatment on an ongoing basis and will make appropriate modifications to compensation policies where appropriate. For instance, Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Code”), generally disallows a tax deduction to public companies for certain compensation in excess of $1.0 million paid in any taxable year to our chief executive officer or any of our three other most highly compensated executive officers other than the chief financial officer. However, certain compensation, including qualified performance-based compensation, is not subject to the deduction limitation if certain requirements are met. In addition, under a transition rule for new public companies, the deduction limits under Section 162(m) do not apply to any compensation paid pursuant to a compensation plan or agreement that existed during the period in which the securities of the corporation were not publicly held, to the extent that the prospectus relating to the initial public offering disclosed information concerning these plans or agreements that satisfied all applicable securities laws then in effect. We believe that we can rely on this transition rule to exempt awards made under our Omnibus Plan until our 2013 annual meeting of shareholders. We intend to review the potential effect of Section 162(m) of the Code periodically and use our judgment to authorize compensation payments that may be subject to the limit when we believe such payments are appropriate and in our best interests after taking into consideration changing business conditions and the performance of our executive officers.

Hiring of New Chief Financial Officer

On January 4, 2010, we hired Richard S. O’Connell to serve as our chief credit officer. Mr. O’Connell began transitioning into the chief financial officer role in February 2010 and became our chief financial officer in April 2010. Pursuant to an employment agreement with Mr. O’Connell, we may terminate him for “cause” if he (i) commits a willful or intentional act having the effect of injuring our business, (ii) fails to render material services to us, (iii) commits an act of fraud, embezzlement, theft, sexual harassment, a felony, or another act involving dishonesty or moral turpitude, (iv) breaches his fiduciary duties to us or (v) fails to abide by our employee handbook. If Mr. O’Connell becomes entitled to severance payments for a termination without cause (other than for death or disability), we will continue to pay his base salary for a period equal to four months, plus one month for each complete three months of service completed with us, subject to a maximum of twelve months of severance payments. We have entered into a new employment agreement with Mr. O’Connell that will become effective upon the closing of this offering and will replace and supercede his prior agreement.

Executive Compensation

The following table summarizes the compensation of our chief executive officer, our chief financial officer, our former chief financial officer, our formal general counsel and each of our other named executive officers for the years ended December 31, 2009 and 2010.

Summary Compensation Table for 2009 and 2010

							Change in
							Pension Value
							and Non-
						Non-Equity	Qualified
						Incentive	Deferred
Name and Principal				Stock	Option	Plan	Compensation	All Other
Position	Year	Salary	Bonus	Awards	Awards	Compensation	Earnings	Compensation(1)		Total

Antony Mitchell	2010	$—	$—	$—	$—	$—	$—	$929,808	(1)	$929,808
Chief Executive Officer	2009	$—	$—	$—	$—	$—	$—	$926,000	(1)	$926,000
Jonathan Neuman	2010	$754,907	$250,000	$—	$—	$—	$—	$—		$1,004,907
President and Chief Operating Officer	2009	$725,341	$—	$—	$—	$—	$—	$—		$725,341
Richard O’Connell(2)	2010	$270,000	$—	$—	$—	$—	$—	$—		$270,000
Chief Financial Officer
Deborah Benaim	2010	$324,750	$—	$—	$—	$—	$—	$—		$324,750
Senior Vice President	2009	$312,184	$200,000	$—	$—	$—	$—	$—		$512,184
Anne Dufour Zuckerman(3)	2010	$305,308	$—	$—	$—	$—	$—	$—		$305,308
Former General Counsel	2009	$347,757	$—	$—	$—	$—	$—	$—		$347,757
Robert Grobstein(4)	2010	$89,663	$—	$—	$—	$—	$—	$—		$89,663
Former Chief Financial Officer	2009	$249,001	$—	$—	$—	$—	$—	$—		$249,001

(1)	In 2009 and 2010, Mr. Mitchell did not serve as a company employee and did not receive a salary. Mr. Mitchell provided services to the Company pursuant to the consulting arrangement with Warburg. Mr. Mitchell was paid these amounts by Warburg as described in more detail in our Compensation Discussion and Analysis. $76,000 and $79,800, respectively, of the $926,000 and $929,800, respectively, paid to Warburg was for expense reimbursements.

(2)	On January 4, 2010, we hired Richard S. O’Connell to serve as our chief credit officer. Mr. O’Connell began transitioning into the chief financial officer role in February 2010 and became our chief financial officer in April 2010.

(3)	Ms. Zuckerman served as our general counsel until her departure from Imperial on November 8, 2010.

(4)	Mr. Grobstein served as our chief financial officer until his departure from Imperial on May 4, 2010.

Employment Agreements and Potential Payments Upon Termination or Change-in-Control

In September and November, 2010, we entered into employment agreements with each of our current named executive officers that become effective upon the closing of this offering. These employment agreements establish key employment terms (including reporting responsibilities, base salary, target performance bonus opportunity and other benefits), provide for severance benefits in certain situations, and contain non-competition, non-solicitation and confidentiality covenants. Mr. Mitchell and Mr. Neuman’s employment agreements also include indemnification provisions. The employment agreements modified certain elements of compensation of some of our executive officers. Under his employment agreement, Mr. Mitchell’s base salary was set at $525,000, a $325,000 reduction, excluding expense reimbursements, over the aggregate 2010 fee that was paid to Mr. Mitchell’s corporation, Warburg, because we now pay Mr. Mitchell directly. With respect to our other named executive officers, the base salaries of Mr. Neuman, Mr. O’Connell and Ms. Benaim were set at $525,000, $310,000 and $325,000, respectively. Other than Mr. Neuman, whose base salary reflects approximately a $230,000 reduction from his salary in 2010, the other named executive officers’ salaries are comparable to their 2010 salaries. In determining the base salaries, our chief executive officer and chief operating officer considered the increased responsibilities in growing the company and the work involved in transitioning it to a publicly-held company. The employment agreements for our named executive officers provide that they will participate in the annual and long-term incentive plans established by us from time to time, although the agreements for Mr. Mitchell and Mr. Neuman also provide that in each of our 2011, 2012 and 2013 fiscal years, the named executive officer will receive an annual bonus equal to 0.6% of our pre-tax income for such year, provided specified thresholds are met and provided further that the maximum annual bonus payable for any year to Mr. Mitchell or Mr. Neuman shall not exceed three times his base salary on the last day of such year. During these three years, Mr. Mitchell and Mr. Neuman will not otherwise participate in any annual bonus plan we establish for our executive officers. Mr. O’Connell’s employment agreement also provides for a one time “success fee” of $100,000 payable to Mr. O’Connell upon the successful conclusion of this offering.

All of the employment agreements provide that if a named executive officer’s employment is terminated for any reason other than cause, then we will pay the named executive officer, in addition to his or her accrued base salary and other earned amounts to which the officer is otherwise entitled, a pro rata portion of the annual incentive bonus, if any, payable with respect to the year in which the termination occurs. In addition, the employment agreements provide for severance payments to our named executive officers upon the termination of their employment by us without cause. The employment agreements for each of Messrs. Mitchell and Neuman also provide for severance payments if such name executive officer terminates his employment for good reason. Payment and benefit levels were determined based on a variety of factors including the position held by the individual receiving the termination benefits and current trends in the marketplace regarding such benefits.

The employment agreements for the named executive officers permit us to terminate them for “cause” if the named executive officer (i) commits a willful, intentional or grossly negligent act having the effect of materially injuring our business, or (ii) is convicted of or pleads “no contest” to a felony involving moral turpitude, fraud, theft or dishonesty, or (iii) misappropriates or embezzles any of our or our affiliates’ property. The employment agreements for the named executive officers, other than Messrs. Mitchell and Neuman, also permit us to terminate them for cause if the named executive officer: (i) fails, neglects or refuses to perform his or her employment duties; or (ii) commits a willful, intentional or grossly negligent act having the effect of materially injuring our reputation or interests; or (iii) violates or fails to comply with our rules, regulations or policies; or (iv) commits a felony or misdemeanor involving moral turpitude, fraud, theft or dishonesty; or (v) breaches any material provision of the employment agreement or any other applicable confidentiality, non-compete, non-solicit, general release, covenant-not-to-sue or other agreement in effect with us. The employment agreements for Messrs. Mitchell and Neuman permit such named executive officer to terminate employment for good reason if we: (i) materially diminish such named executive officer’s base salary; or (ii) materially diminish the named executive officer’s authority, duty or responsibilities or the authority, duties or responsibilities of the supervisor to whom the named executive officer is required to report; or (iii) require the named executive officer to relocate a material distance from his primary work location; or (iv) breach any our material obligations under the employment agreement.

If Messrs. Mitchell and Neuman become entitled to severance payments, we will pay such named executive officer a severance payment equal to three times the sum of his base salary and the average of the prior three year’s annual cash bonus, provided, however, that if such named executive officer is terminated from employment prior to the first three years his Employment Agreement is in effect, then the severance payment will be equal to six times his base salary. The severance payment shall be paid over a twenty-four month period. If Mr. O’Connell becomes entitled to severance payments, we will continue to pay his base salary for a period equal to four months, plus one month for each complete three months of service completed with us, subject to a maximum of twelve months of severance payments. If Ms. Benaim becomes entitled to severance payments, we will continue to pay her base salary for a period of eighteen weeks. Each named executive officer is required to execute a release of all claims he or she may have against us as a condition to the receipt of the severance payments. All of the named executive officers are subject to non-competition, confidentiality and non-solicitation covenants that expire eighteen to twenty-four months after termination of employment. Messrs. Mitchell and Neuman, however, are only subject to such covenants if they receive severance payments. However, with respect to Messrs. Mitchell and Neuman, if the severance payments are not otherwise payable, we can elect to pay such severance payments in exchange for the named executive officer’s agreement to comply with the non-competition, confidentiality and non-solicitation covenants contained in his Employment Agreement.

The employment agreements for Messrs. Mitchell and Neuman also provide that we will reimburse them for any legal costs they incur in enforcing their rights under the employment agreement, regardless of the outcome of such legal contest, as well as interest at the prime rate on any payments under the employment agreements that are determined to be past due, unless prohibited by law.

All of the employment agreements for the named executive officers include a provision that allows us to reduce their severance payments and any other payments to which the executive becomes entitled as a result of our change in control to the extent needed for the executive to avoid paying an excise tax under Internal Revenue Code Section 280G, unless, with respect to Messrs. Mitchell and Neuman, the named executive officer is better off, on an after-tax basis, receiving such payments and paying the excise taxes due.

The following table sets forth potential payments payable to our named executive officers upon termination of their employment assuming each of the employment agreements described above were effective at December 31, 2010:

			Option	Stock
	Cash Severance		Awards(1)	Awards(1)	Total(2)
Name	($)		($)	($)	($)

Termination by Company Without Cause (except in the case of death or disability):
Antony Mitchell	$3,150,000	(3)	—	—	$3,150,000
Jonathan Neuman	$3,150,000	(3)	—	—	$3,150,000
Deborah Benaim	$112,500	(4)	—	—	$112,500
Richard O’Connell	$206,667	(5)	—	—	$206,667
Termination by the Executive for Good Reason:
Antony Mitchell	$3,150,000	(3)	—	—	$3,150,000
Jonathan Neuman	$3,150,000	(3)	—	—	$3,150,000
Deborah Benaim	—		—	—	—
Richard O’Connell	—		—	—	—

(1)	Each of the named executive officers are receiving equity compensation awards upon the closing of this initial public offering in the amounts and on the terms described elsewhere in this prospectus under “Omnibus Plan — Imperial Holdings 2010 Omnibus Incentive Plan.” We expect that these award agreements will provide for vesting upon a termination without cause, a change in control and, with respect to Messrs. Mitchell and Neuman, upon a termination by the executive for good reason. Prior to this offering, there has been no public market for our common stock, and our common stock is not currently listed on any national exchange or market system. As a result, we have not quantified the amounts payable to the named executive officers in the table above.

(2)	All of the employment agreements for the named executive officers include a provision that allows us to reduce their severance payments and any other payments to which the executive becomes entitled as a result of our change in control to the extent needed for the executive to avoid paying an excise tax under Internal Revenue Code Section 280G, unless, with respect to Messrs. Mitchell and Neuman, the named executive officer is better off, on an after-tax basis, receiving such payments and paying the excise taxes due.

(3)	If Messrs. Mitchell or Neuman become entitled to severance payments during the first three years each of their respective employment agreements are in effect, then the severance payments are equal to six times the base salary.

(4)	If Ms. Benaim is terminated from employment, we will continue to pay her base salary for a period of eighteen weeks.

(5)	If Mr. O’Connell is terminated from employment, we will continue to pay his base salary for a period equal to four months, plus one month for each complete three months of service completed with us, subject to a maximum of twelve months of severance payments.

Risk Considerations in our Compensation Program

We believe that our compensation policies and practices for our employees are reasonable and properly align our employees’ interests with those of our shareholders. We believe that risks arising from our compensation policies and practices for our employees are not reasonably likely to have a material adverse effect on the company. Although certain of our employees who are not executive officers are compensated by the number of transactions they complete, our extensive underwriting process is designed to prevent us from entering into transactions that deviate from our underwriting standards. Furthermore, following this offering, we intend to incentivize our employees and executive officers with stock options, thereby aligning the interests of our employees with those of our shareholders.

Omnibus Plan

Imperial Holdings 2010 Omnibus Incentive Plan

Our board of managers has adopted, and our members have approved, the Imperial Holdings 2010 Omnibus Incentive Plan (the “Omnibus Plan”). The following description of the Omnibus Plan is qualified in its entirety by the full text of the Omnibus Plan, which has been filed with the SEC as an exhibit to the registration statement of which this prospectus is a part.

Purpose of the Plan.  The purpose of the Omnibus Plan is to attract, retain and motivate participating employees and to attract and retain well-qualified individuals to serve as members of the board of directors, consultants and advisors through the use of incentives based upon the value of our common stock. The Omnibus Plan provides a direct link between shareholder value and compensation awards by authorizing awards of shares of our common stock, monetary payments based on the value of our common stock and other incentive compensation awards that are based on our financial performance and individual performance. Awards under the Omnibus Plan will be determined by the compensation committee of the board of directors, and may be made to our or our affiliates’ employees, consultants and advisors and our non-employee directors.

Administration and Eligibility.  The Omnibus Plan will be administered by our compensation committee, which will have the authority to interpret the provisions of the Omnibus Plan; make, change and rescind rules and regulations relating to the Omnibus Plan; and make changes to, or reconcile any inconsistency in the Omnibus Plan, any award or any award agreement. The compensation committee may designate any of the following as a participant under the Omnibus Plan: any officer or other of our employees or employees of our affiliates, consultants who provide services to us or our affiliates and our non-employee directors.

Types of Awards.  Awards under the Omnibus Plan may consist of incentive awards, stock options, stock appreciation rights, performance shares, performance units, shares of common stock, restricted stock, restricted stock units or other stock-based awards as determined by the compensation committee. The compensation committee may grant any type of award to any participant it selects, but only our employees or employees of our subsidiaries may receive grants of incentive stock options. Awards may be granted alone or in addition to, in tandem with, or in substitution for any other award (or any other award granted under another plan of ours or our affiliates). In addition, the compensation committee is authorized to provide or make awards in a manner that complies with the requirements of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), so that the awards will avoid a plan failure as described in Section 409A(a)(1). The compensation committee’s authorization includes the authority to defer payments or wait for specified distribution events, as provided in Section 409A(a)(2).

Shares Reserved under the Omnibus Plan.  The Omnibus Plan provides that an aggregate of 1,200,000 shares of common stock are reserved for issuance under the Omnibus Plan, subject to adjustment as described below. The number of shares reserved for issuance will be depleted on the grant date of an award by the maximum number of shares of common stock, if any, with respect to which such award is granted.

We expect that our board of directors will approve grants of options or restricted stock to our executive officers, our director nominees and certain employees to purchase an aggregate of 592,576 shares of our common stock subject to completion of this offering. The following table sets forth certain information regarding these equity awards:

Name	Title	Equity Award

Antony Mitchell	Chief Executive Officer	120,000 stock options(1)
Jonathan Neuman	President and Chief Operating Officer	120,000 stock options(1)
Richard O’Connell	Chief Financial Officer	32,500 stock options(1)
Deborah Benaim	Senior Vice President	27,500 stock options(1)
David A. Buzen	Director Nominee	627 shares of restricted stock(2)
Michael A. Crow	Director Nominee	627 shares of restricted stock(2)
Walter M. Higgins III	Director Nominee	693 shares of restricted stock(2)
Robert Rosenberg	Director Nominee	933 shares of restricted stock(2)
A. Penn Hill Wyrough	Director Nominee	627 shares of restricted stock(2)
All other employees as a group		289,069 stock options(1)

(1)	These options will have an exercise price equal to the initial public offering price of our common stock in this offering and will be subject to pro rata vesting over a three-year period.

(2)	Vest 100% on the first anniversary of the date of grant.

In general, (a) if an award granted under the Omnibus Plan lapses, expires, terminates or is cancelled without the issuance of shares under, or the payment of other compensation with respect to shares covered by, the award, (b) if it is determined during or at the conclusion of the term of an award that all or some portion of the shares with respect to which the award was granted will not be issuable, or that other compensation with respect to shares covered by the award will not be payable, (c) if shares are forfeited under an award, (d) if shares are issued under any award and we reacquire them pursuant to rights reserved by us upon the issuance of the shares, or (e) if shares are tendered or withheld to satisfy federal, state or local tax withholding obligations, then such shares may again be used for new awards under the Omnibus Plan. Shares that are purchased by us using proceeds from option exercises, or shares tendered or withheld in payment of the exercise price of options or as a result of the net settlement of stock appreciation rights may never be made available for issuance under the Omnibus Plan.

No participant may be granted awards under the Omnibus Plan that could result in such participant:

•	receiving options and/or stock appreciations rights for more than 120,000 shares of common stock during any fiscal year;

•	receiving awards of restricted stock and/or restricted stock units relating to more than 120,000 shares of common stock during any fiscal year;

•	receiving, with respect to an award of performance shares and/or an award of performance units the value of which is based on the fair market value of a share of common stock, payment of more than 120,000 shares of common stock in respect of any fiscal year;

•	receiving, with respect to an annual incentive award in respect of any of single fiscal year, a cash payment of more than $2,000,000;

•	receiving, with respect to a long-term incentive award and/or an award of performance units the value of which is not based on the fair market value of a share of common stock, a cash payment of more than $3,000,000 in respect of any period of two consecutive fiscal years or of more than $4,000,000 in respect of any period of three consecutive fiscal years; or

•	receiving other stock-based awards relating to more than 120,000 shares of common stock during any of our fiscal years.

Each of these limitations is subject to adjustment as described below.

Options and Stock Appreciation Rights (SARs).  The compensation committee has the authority to grant stock options or SARs and to determine all terms and conditions of each such award. Stock options and SARs will be granted to participants at such time as the compensation committee will determine. The compensation committee will also determine the number of options or SARs granted, whether an option is to be an incentive stock option or non-qualified stock option and the grant date for the option or SAR, which may not be any date prior to the date that the compensation committee approves the grant. The compensation committee will fix the option price per share of common stock and the grant price per SAR, which may never be less than the fair market value of a share of common stock on the date of grant. The compensation committee will determine the expiration date of each option and SAR except that the expiration date may not be later than ten years after the date of grant. Options and SARs will be exercisable at such times and be subject to such restrictions and conditions as the compensation committee deems necessary or advisable. Under the Omnibus Plan, participants do not have a right to receive dividend payments or dividend equivalent payments with respect to shares of common stock subject to an outstanding stock option or SAR award. Subject to adjustment as described below, no more than 1,200,000 shares may be issued pursuant to the exercise of incentive stock options under the Omnibus Plan.

Performance and Stock Awards.  The compensation committee has the authority to grant awards of shares of common stock, restricted stock, restricted stock units, performance shares or performance units. Restricted stock means shares of common stock that are subject to a risk of forfeiture and/or restrictions on transfer, which may lapse upon the achievement or partial achievement of corporate, subsidiary or business unit performance goals established by the compensation committee and/or upon the completion of a period of service and/or upon the occurrence of specified events. Restricted stock unit means the right to receive cash and/or shares of common stock the value of which is equal to the fair market value of one share to the extent corporate, subsidiary or business unit performance goals established by the compensation committee are achieved and/or upon the completion of a period of service and/or upon the occurrence of specified events. Performance shares means the right to receive shares of common stock to the extent corporate, subsidiary or business unit performance goals established by the compensation committee are achieved. Performance units means the right to receive cash and/or shares of common stock valued in relation to a unit that has a designated dollar value or the value of which is equal to the fair market value of one or more shares of common stock, to the extent corporate, subsidiary or business unit performance goals established by the compensation committee are achieved.

The compensation committee will determine all terms and conditions of the awards including (i) the number of shares of common stock and/or units to which such award relates, (ii) whether performance goals must be achieved for the participant to realize any portion of the benefit provided under the award, (iii) the length of the vesting and/or performance period and, if different, the date that payment of the benefit will be made, (iv) with respect to performance units, whether to measure the value of each unit in relation to a designated dollar value or the fair market value of one or more shares of common stock, and (v) with respect to performance units and restricted stock units, whether the awards will settle in cash, in shares of common stock, or in a combination of the two. Under the Omnibus Plan, participants do not have a right to receive dividend payments or dividend equivalent payments with respect to unearned shares of common stock under a performance share, performance unit or restricted stock unit award.

Other Stock-Based Awards.  The compensation committee has the authority to grant other types of awards, which may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, shares of common stock, either alone or in addition to or in conjunction with other awards, and payable in shares of common stock or cash. Such awards may include shares of unrestricted common stock, which may be awarded as a bonus, in payment of director fees, in lieu of cash compensation, in exchange for cancellation of a compensation right, or upon the attainment of performance goals or otherwise, or rights to acquire shares of common stock from us. The compensation committee will determine all terms and conditions of the award, including the time or times at which such award will be made and the number of shares of common stock to be granted pursuant to such award or to which such award will relate. Any award that provides for purchase rights must be priced at 100% of the fair market value of a share of common stock on the date of the award.

Incentive Awards.  The compensation committee has the authority to grant annual and long-term incentive awards. An incentive award is the right to receive a cash payment to the extent performance goals are achieved. The compensation committee will determine all terms and conditions of an annual or long-term incentive award, including the performance goals, performance period, the potential amount payable, the type of payment and the timing of payment. The compensation committee must require that payment of all or any portion of the amount subject to the incentive award is contingent on the achievement or partial achievement of one or more performance goals during the period the compensation committee specifies. The compensation committee may specify that performance goals subject to an award are deemed achieved upon a participant’s death, disability or change in control, or, in the case of awards that the compensation committee determines will not be considered performance-based compensation under Code Section 162(m), retirement or such other circumstances as the compensation committee may specify. The performance period for an annual incentive award must relate to a period of at least one of our fiscal years, and the performance period for a long-term incentive award must relate to a period of more than one of our fiscal years, except in each case, if the award is made at the time of commencement of employment with us or on the occasion of a promotion, then the award may relate to a shorter period. Payment of an incentive award will be in cash except to the extent the compensation committee determines that payment will be in shares of common stock or restricted stock, either on a mandatory basis or at the election of the participant receiving the award, having a fair market value at the time of the payment equal to the amount payable according to the terms of the incentive award.

Performance Goals.  For purposes of the Omnibus Plan, performance goals mean any goals the compensation committee establishes that relate to one or more of the following with respect to us or any one or more of our subsidiaries, affiliates or other business units: net income; operating income; income from continuing operations; net sales; cost of sales; revenue; gross income; earnings (including before taxes, and/or interest and/or depreciation and amortization); net earnings per share (including diluted earnings per share); Fair Market Value; cash flow; net cash provided by operating activities; net cash provided by operating activities less net cash used in investing activities; net operating profit; pre-tax profit; ratio of debt to debt plus equity; return on shareholder equity; total shareholder return; return on capital; return on assets; return on equity; return on investment; return on revenues; operating working capital; working capital as a percentage of net sales; cost of capital; average accounts receivable; economic value added; performance value added; customer satisfaction; customer loyalty and/or retention; market share; cost structure reduction; cost savings; operating goals; operating margin; profit margin; sales performance; and internal revenue growth. In addition, in the case of awards that the compensation committee determines will not be considered “performance-based compensation” under Code Section 162(m), the compensation committee may establish other performance goals not listed in the Omnibus Plan.

As to each performance goal, the relevant measurement of performance shall be computed in accordance with generally accepted accounting principles, but, unless otherwise determined by the compensation committee and to the extent consistent with Code Section 162(m), will exclude the effects of the following: (i) charges for reorganizing and restructuring; (ii) discontinued operations; (iii) asset write-downs; (iv) gains or losses on the disposition of an asset; (v) mergers, acquisitions or dispositions; and (vi) extraordinary, unusual and/or non-recurring items of gain or loss, that in all of the foregoing we identify in our audited financial statements, including notes to the financial statements, or the Management’s Discussion and Analysis section of our annual report. In addition, to the extent consistent with Code Section 162(m), the compensation committee may also adjust performance to exclude the effects of (i) litigation, claims, judgments or settlements; (ii) change in laws or regulations affecting reported results; and (iii) accruals for payments to be made under the Omnibus Plan or other specified compensation arrangements.

Amendment of Minimum Vesting and Performance Periods.  Notwithstanding the requirements for minimum vesting and/or performance period for an award included in the Omnibus Plan, the Omnibus Plan provides that the compensation committee may impose, at the time an award is granted or any later date, a shorter vesting and/or performance period to take into account a participant’s hire or promotion, or may accelerate the vesting or deem an award earned, in whole or in part, on a participant’s termination of employment, to the extent consistent with Code Section 162(m) or a change in control.

Change in Control.  The compensation committee may specify in an award agreement the effect of our change in control on such award. In the absence of such a provision, in the event of our change in control, the compensation committee may determine that all outstanding awards are vested in full or deemed earned in full (as if the maximum performance goals had been met). If, with respect to any particular outstanding award, the successor in the change in control transaction does not agree to assume the award or grant a substitute award, then the compensation committee may cancel such award in exchange for a cash payment to the award holder on the date of the change in control. Under the Omnibus Plan, a “change in control” is generally deemed to have occurred if:

•	any person is or becomes the beneficial owner of securities representing 50% or more of the combined voting power of our outstanding voting securities;

•	during any twelve month period, the majority of our board of directors are replaced by persons whose appointment or election is not endorsed by a majority of the board; or

•	during any twelve month period, there is a change in the ownership of a substantial portion of our assets (other than certain transfers to shareholders or controlling groups)

Transferability.  Awards are not transferable other than by will or the laws of descent and distribution, unless the compensation committee allows a participant to (i) designate a beneficiary to exercise the award or receive payment under the award after the participant’s death, (ii) transfer an award to the former spouse of the participant as required by a domestic relations order incident to a divorce, or (iii) transfer an award without receiving consideration for such a transfer.

Adjustments.  If (i) we are involved in a merger or other transaction in which shares of common stock are changed or exchanged, (ii) we subdivide or combine shares of common stock or declare a dividend payable in shares of common stock, other securities or other property, (iii) we effect a cash dividend that exceeds 10% of the trading price of the shares of common stock or any other dividend or distribution in the form of cash or a repurchase of shares of common stock that the board determines is special or extraordinary or that is in connection with a recapitalization or reorganization, or (iv) any other event shall occur that in the judgment of the compensation committee requires an adjustment to prevent dilution or enlargement of the benefits intended to be made available under the Omnibus Plan, then the compensation committee will, in a manner it deems equitable, adjust any or all of (A) the number and type of shares of common stock subject to the Omnibus Plan and which may, after the event, be made the subject of awards; (B) the number and type of shares of common stock subject to outstanding awards; (C) the grant, purchase or exercise price with respect to any award; and (D) to the extent such discretion does not cause an award that is intended to qualify as performance-based compensation under Code Section 162(m) to lose its status as such, the performance goals of an award. In any such case, the compensation committee may also provide for a cash payment to the holder of an outstanding award in exchange for the cancellation of all or a portion of the award.

The compensation committee may, in connection with any merger, consolidation, acquisition of property or stock, or reorganization, and without affecting the number of shares of common stock otherwise reserved or available under the Omnibus Plan, authorize the issuance or assumption of awards upon terms it deems appropriate.

Term of Plan.  Unless earlier terminated by the board of directors, the Omnibus Plan will remain in effect until the earlier of (i) the tenth anniversary of the effective date of the plan or (ii) the date all shares reserved for issuance have been issued.

Termination and Amendment.  The board of directors or the compensation committee may amend, alter, suspend, discontinue or terminate the Omnibus Plan at any time, subject to the following limitations:

•	the board must approve any amendment to the Omnibus Plan if we determine such approval is required by prior action of the board, applicable corporate law or any other applicable law;

•	shareholders must approve any amendment to the Omnibus Plan if we determine that such approval is required by Section 16 of the Securities Exchange Act of 1934, the Code, the listing requirements of any principal securities exchange or market on which the shares are then traded or any other applicable law; and

•	shareholders must approve any amendment to the Omnibus Plan that materially increases the number of shares of common stock reserved under the Omnibus Plan or the limitations stated in the Omnibus Plan on the number of shares of common stock that participants may receive through an award or that amends the provisions relating to the prohibition on repricing of outstanding options or SARs.

The compensation committee may modify or amend any award, or waive any restrictions or conditions applicable to any award or the exercise of the award, or amend, modify or cancel any terms and conditions applicable to any award, in each case by mutual agreement of the compensation committee and the award holder. The compensation committee need not obtain the award holder’s consent for any such action that is permitted by the adjustment or change in control provisions of the Omnibus Plan or for any such action to the extent the compensation committee (i) deems such action necessary to comply with any applicable law or the listing requirements of any principal securities exchange or market on which the common stock is then traded or to preserve favorable accounting or tax treatment of any award for us; or (ii) determines that such action does not materially and adversely affect the value of an award or that such action is in the best interest of the award holder.

The authority of the board and the compensation committee to modify the Omnibus Plan or awards, and to otherwise administer the Omnibus Plan, will extend beyond the termination date of the Omnibus Plan, although no new awards may be granted after the date of the termination of the Omnibus Plan. In addition, termination of the Omnibus Plan will not affect the rights of participants with respect to awards previously granted to them, and all unexpired awards will continue in force and effect after termination of the Omnibus Plan except as they may lapse or be terminated by their own terms and conditions.

Repricing Prohibited.  Except for the adjustments provided for in the Omnibus Plan, neither the compensation committee nor any other person may decrease the exercise price for any outstanding stock option or decrease the grant price for any SAR after the date of grant, cancel an outstanding stock option or SAR in exchange for cash (other than cash equal to the excess of the fair market value of the shares subject to such stock option or SAR at the time of cancellation over the exercise or grant price for such shares), or allow a participant to surrender an outstanding stock option or SAR to us as consideration for the grant of a new stock option or SAR with a lower exercise price or grant price.

Certain United States Federal Income Tax Consequences.  The following summarizes certain United States federal income tax consequences relating to the Omnibus Plan under current tax law.

Stock Options.  The grant of a stock option will create no income tax consequences to us or the participant. A participant who is granted a non-qualified stock option will generally recognize ordinary compensation income at the time of exercise in an amount equal to the excess of the fair market value of the common stock at such time over the exercise price. We will generally be entitled to a deduction in the same amount and at the same time as ordinary income is recognized by the participant. Upon the participant’s subsequent disposition of the shares of common stock received with respect to such stock option, the participant will recognize a capital gain or loss (long-term or short-term, depending on the holding period) to the extent the amount realized from the sale differs from the tax basis, i.e., the fair market value of the common stock on the exercise date.

In general, a participant will recognize no income or gain as a result of exercise of an incentive stock option, except that the alternative minimum tax may apply. Except as described below, the participant will recognize a long-term capital gain or loss on the disposition of the common stock acquired pursuant to the exercise of an incentive stock option and we will not be allowed a deduction. If the participant fails to hold the shares of common stock acquired pursuant to the exercise of an incentive stock option for at least two years from the grant date of the incentive stock option and one year from the exercise date, then the participant will recognize ordinary compensation income at the time of the disposition equal to the lesser of (a) the gain realized on the disposition, or (b) the excess of the fair market value of the shares of common stock on the exercise date over the exercise price. We will generally be entitled to a deduction in the same amount and at the same time as ordinary income is recognized by the participant. Any additional gain realized by the participant over the fair market value at the time of exercise will be treated as a capital gain.

Stock Appreciation Rights (SARs).  The grant of an SAR will create no income tax consequences to us or the recipient. A participant will generally recognize ordinary compensation income at the time of exercise of the SAR in an amount equal to the excess of the fair market value of the common stock at such time over the grant price. We will generally be entitled to a deduction in the same amount and at the same time as ordinary income is recognized by the participant. If the SAR is settled in whole or part in shares, upon the participant’s subsequent disposition of the shares of common stock received with respect to such SAR, the participant will recognize a capital gain or loss (long-term or short-term, depending on the holding period) to the extent the amount realized from the sale differs from the tax basis, i.e., the fair market value of the common stock on the exercise date.

Restricted Stock.  Generally, a participant will not recognize income and we will not be entitled to a deduction at the time an award of restricted stock is made, unless the participant makes the election described below. A participant who has not made such an election will recognize ordinary income at the time the restrictions on the stock lapse in an amount equal to the fair market value of the restricted stock at such time (less the amount, if any, the participant paid for such restricted stock). We will generally be entitled to a corresponding deduction in the same amount and at the same time as the participant recognizes income. Any otherwise taxable disposition of the restricted stock after the time the restrictions lapse will result in a capital gain or loss (long-term or short-term, depending on the holding period) to the extent the amount realized from the sale differs from the tax basis, i.e., the fair market value of the common stock on the date the restrictions lapse. Dividends paid in cash and received by a participant prior to the time the restrictions lapse will constitute ordinary income to the participant in the year paid and we will generally be entitled to a corresponding deduction for such dividends. Any dividends paid in stock will be treated as an award of additional restricted stock subject to the tax treatment described herein.

A participant may, within 30 days after the date of the award of restricted stock, elect to recognize ordinary income as of the date of the award in an amount equal to the fair market value of such restricted stock on the date of the award (less the amount, if any, the participant paid for such restricted stock). If the participant makes such an election, then we will generally be entitled to a corresponding deduction in the same amount and at the same time as the participant recognizes income. If the participant makes the election, then any cash dividends the participant receives with respect to the restricted stock will be treated as dividend income to the participant in the year of payment and will not be deductible by us. Any otherwise taxable disposition of the restricted stock (other than by forfeiture) will result in a capital gain or loss. If the participant who has made an election subsequently forfeits the restricted stock, then the participant will not be entitled to deduct any loss. In addition, we would then be required to include as ordinary income the amount of any deduction we originally claimed with respect to such shares.

Performance Shares.  The grant of performance shares will create no income tax consequences for us or the participant. Upon the participant’s receipt of shares at the end of the applicable performance period, the participant will recognize ordinary income equal to the fair market value of the shares received, except that if the participant receives shares of restricted stock in payment of performance shares, recognition of income may be deferred in accordance with the rules applicable to restricted stock as described above. We will generally be entitled to a deduction in the same amount and at the same time as income is recognized by the participant. Upon the participant’s subsequent disposition of the shares, the participant will recognize capital gain or loss (long-term or short-term, depending on the holding period) to the extent the amount realized from the disposition differs from the shares’ tax basis, i.e., the fair market value of the shares on the date the participant received the shares.

Performance Units and Restricted Stock Units.  The grant of a performance unit or restricted stock unit will create no income tax consequences to us or the participant. Upon the participant’s receipt of cash and/or shares at the end of the applicable performance or vesting period, the participant will recognize ordinary income equal to the amount of cash and/or the fair market value of the shares received, and we will be entitled to a corresponding deduction in the same amount and at the same time. If performance units are settled in whole or in part in shares, upon the participant’s subsequent disposition of the shares the participant will recognize a capital gain or loss (long-term or short-term, depending on the holding period) to the extent the amount realized upon disposition differs from the shares’ tax basis, i.e., the fair market value of the shares on the date the employee received the shares.

Incentive Awards.  A participant who is paid an incentive award will recognize ordinary income equal to the amount of cash paid and/or the fair market value of the shares issued, and we will be entitled to a corresponding deduction in the same amount and at the same time.

Withholding.  In the event we are required to withhold any federal, state or local taxes or other amounts in respect of any income recognized by a participant as a result of the grant, vesting, payment or settlement of an award or disposition of any shares of common stock acquired under an award, we may deduct from any payments of any kind otherwise due the participant cash, or with the consent of the compensation committee, shares of common stock otherwise deliverable or vesting under an award, to satisfy such tax obligations. Alternatively, we may require such participant to pay to us or make other arrangements satisfactory to us regarding the payment to us of the aggregate amount of any such taxes and other amounts. If shares of common stock are deliverable on exercise or payment of an award, then the compensation committee may permit a participant to satisfy all or a portion of the federal, state and local withholding tax obligations arising in connection with such award by electing to (i) have us withhold shares otherwise issuable under the award, (ii) tender back shares received in connection with such award, or (iii) deliver other previously owned shares, in each case having a fair market value equal to the amount to be withheld. However, the amount to be withheld may not exceed the total minimum tax withholding obligations associated with the transaction to the extent needed for us to avoid an accounting charge.

Additional Taxes Under Section 409A.  If an award under the Omnibus Plan is considered non-qualified deferred compensation and such award is neither exempt from nor compliant with the requirements of Code Section 409A, then the participant will be subject to an additional 20% income tax on the value of the award when it is no longer subject to a substantial risk of forfeiture, as well as interest on the income taxes that were owed from the date of vesting to the date such taxes are paid.

No Guarantee of Tax Treatment.  Notwithstanding any provision of the Omnibus Plan, we do not guarantee that (i) any award intended to be exempt from Code Section 409A is so exempt, (ii) any award intended to comply with Code Section 409A or intended to qualify as an incentive stock option under Code Section 422 does so comply, or (iii) any award will otherwise receive a specific tax treatment under any other applicable tax law, nor in any such case will we or any of our affiliates indemnify, defend or hold harmless any individual with respect to the tax consequences of any award.

Section 162(m) Limit on Deductibility of Compensation.  Code Section 162(m) limits the deduction we can take for compensation we pay to our chief executive officer and the three other highest paid officers other than the chief financial officer (determined as of the end of each year) to $1 million per year per individual.

However, certain performance-based compensation that meets the requirements of Code Section 162(m) does not have to be included when determining whether the $1 million limit has been met. The Omnibus Plan is designed so that awards granted to the covered individuals may meet the Code Section 162(m) requirements for performance-based compensation.

Director Compensation

Prior to this offering, we have never provided compensation to our non-employee members of our board of managers for their services on our board. Following this offering, we intend to compensate our non-employee directors with an annual cash payment of $40,000. In addition, we plan to pay an additional annual retainer of $5,000 for service on the audit committee and an additional annual retainer of $2,000 for service on the compensation committee or the corporate governance and nominating committee. We also plan to pay our audit committee chair an annual retainer of $30,000 and the chairs of the compensation committee and the corporate governance and nominating committee an annual retainer of $5,000. We plan to pay our lead director an annual retainer of $5,000. We also intend to provide our non-employee directors with equity incentives in amounts set forth under “Omnibus Plan — Imperial Holdings 2010 Omnibus Incentive Plan.”

PRINCIPAL SHAREHOLDERS

The table below contains information about the beneficial ownership of our outstanding common stock before and after the offering (after giving effect to the corporate conversion) by: (i) each of our directors and director nominees, (ii) each of our named executive officers, (iii) all of our directors, director nominees and executive officers as a group, and (iv) each beneficial owner of more than five percent of our common stock. As of January 1, 2011, our outstanding securities consisted of 337,500 common units and 375,796 preferred units and, after giving effect to the corporate conversion, the issuance of shares upon termination of the phantom stock agreements and the conversion of the $30.0 million debenture based on an assumed initial public offering price per share of $15.00, which is the midpoint of the price range on the cover of this prospectus, we would have had outstanding 3,600,000 shares of common stock.

Beneficial ownership of our common stock is determined in accordance with the rules of the SEC, and generally includes voting power or investment power with respect to securities held and also includes options and warrants to purchase shares currently exercisable or exercisable within 60 days after January 10, 2011. Except as indicated and subject to applicable community property laws, to our knowledge the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

			Shares of Common Stock		Shares of Common Stock
	Shares of		Beneficially Owned		Beneficially Owned
	Common Stock		Following Offering		Following Offering
	Beneficially Owned		Assuming No Exercise of		Assuming Exercise of
	Prior to Offering		Underwriters Option		Underwriters Option in Full
	Amount	Percent	Amount	Percent	Amount	Percent

Branch Office of Skarbonka Sp. z o.o.(1)	2,000,000	55.6%	2,000,000	9.9%	2,000,000	8.8%
Pine Trading, Ltd.(2)	466,666	13.0%	466,666	2.3%	466,666	2.0%
Antony Mitchell(1)(2)	553,167	15.4%	553,167	2.7%	553,167	2.4%
Jonathan Neuman(1)(2)	553,167	15.4%	553,167	2.7%	553,167	2.4%
Deborah Benaim	—	—	—	—	—	—
Richard S. O’Connell, Jr.	—	—	—	—	—	—
David A. Buzen	—	—	—	—	—	—
Michael A. Crow	—	—	—	—	—	—
Walter M. Higgins III	—	—	—	—	—	—
Robert Rosenberg	—	—	—	—	—	—
A. Penn Hill Wyrough	—	—	—	—	—	—
All directors, director nominees and executive officers as a group (9 individuals)	3,573,000	99.3%	3,573,000	17.6%	3,573,000	15.7%

(1)	Branch Office of Skarbonka Sp. z o.o. is a company organized in Poland whose business address is 58, rue Charles Martel, L-2134 Luxembourg. Branch Office of Skarbonka Sp. z o.o. is controlled by Joseph Lewis. To the extent that the initial public offering price is in excess of the midpoint of the price range on the cover of this prospectus, Messrs. Mitchell and Neuman will each receive 50% of the additional shares that would have been paid to Skarbonka had the initial public offering price actually been the midpoint of the price range on the cover of this prospectus. See “Corporate Conversion” for additional details.

(2)	Pine Trading, Ltd. is a Bahamas international business corporation whose business address is Charlotte House, Shirley Street — 1st floor, P.O. Box N-7529, Nassau, Bahamas. Pine Trading, Ltd. is controlled by David Haring. Pine Trading, Ltd. has agreed that in the event that the initial public offering price per share is greater than the midpoint of the price range on the cover of this prospectus, a portion of the shares of common stock owned by Pine Trading, Ltd. shall be proportionately re-allocated to Messrs. Mitchell and Neuman, with each receiving one-half of such re-allocated shares. See “Corporate Conversion” for additional details.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Related Party Transactions Policy and Procedure

The audit committee will adopt written policies and procedures for the committee to review and approve or ratify related party transactions involving us, any of our executive officers, directors or 5% or more shareholders or any of their family members. These transactions will include:

•	transactions that must be disclosed in proxy statements under SEC rules; and

•	transactions that could potentially cause a non-employee director to cease to qualify as independent under New York Stock Exchange listing requirements.

Certain transactions will generally be deemed pre-approved under these written policies and procedures, including transactions with a company with which the sole relationship with the other company is as a non-employee director and the total amount involved does not exceed 1% of the other company’s total annual revenues.

Criteria for audit committee approval or ratification of related party transactions will include:

•	whether the transaction is on terms no less favorable to us than terms generally available from an unrelated third party;

•	the extent of the related party’s interest in the transaction;

•	whether the transaction would interfere with the performance of the officer’s or director’s duties to us;

•	in the case of a transaction involving a non-employee director, whether the transaction would disqualify the director from being deemed independent under New York Stock Exchange listing requirements; and

•	such other factors that the audit committee deems appropriate under the circumstances.

Since January 1, 2007, there have been no transactions of more than $120,000 between us and any 5% or more shareholder, director or executive officer or any of their family members other than the transactions listed in this section. Prior to this offering, as a private company we did not have separate procedures or criteria for approving related party transactions. However, following this offering, we will follow the procedures described above in reviewing the related party transactions described below as the agreements for such transactions come up for renewal.

The following table describes the entities involved in these transactions and how they are owned or controlled by a related party.

Entity	Relationship

Branch Office of Skarbonka Sp. z o.o.	Controlled by Joseph Lewis, beneficial owner of more than 5% of our common stock.
Cedarmount Trading, Ltd.	Controlled by Joseph Lewis and David Haring, beneficial owner of more than 5% of our common stock.
CTL Holdings, LLC	Controlled by Joseph Lewis and David Haring.
Antony Mitchell, our chief executive officer, chair of the board and a beneficial owner of more than 5% of our common stock, is the manager of CTL Holdings, LLC.
CTL Holdings II, LLC	Controlled by Antony Mitchell.
CY Financial, Inc.	Controlled by Jonathan Neuman, our president and chief operating officer, as well as, a director and beneficial owner of more than 5% of our common stock.
IFS Holdings, Inc.	Controlled by Antony Mitchell.
Imex Settlement Corporation	Controlled by Antony Mitchell and David Haring.
Imperial Life Financing, LLC	Controlled by Antony Mitchell and Jonathan Neuman.
IMPEX Enterprises, Ltd.	Controlled by David Haring.
Jasmund, Ltd.	Controlled by Joseph Lewis. Christopher Mangum, president and sole director of Premium Funding, Inc., a former member of our board of managers, is sole director, president and secretary of Jasmund, Ltd.
Londo Ventures, Inc.	Controlled by David Haring.
Monte Carlo Securities, Ltd.	Controlled by Joseph Lewis and David Haring.
Premium Funding, Inc.	Controlled by Christopher Mangum and Joseph Lewis.
Red Oak Finance, LLC	Controlled by Jonathan Neuman.
Stone Brook Partners	Antony Mitchell is a general partner of Stone Brook Partners.
Warburg Investment Corporation	Controlled by Antony Mitchell.
Wertheim Group	Controlled by Carl Neuman, the father of Jonathan Neuman.

Certain Indebtedness

•	On January 1, 2008, we entered into a Consolidated, Amended and Restated Revolving Balloon Promissory Note in the amount of $25.0 million with Amalgamated International Holdings, S.A. (“Amalgamated”), at an interest rate of 16.5%, which note consolidated seven notes previously executed by us in favor of Amalgamated in the aggregate amount of $19.5 million. This note was later cancelled and replaced effective as of August 31, 2009 with a new $25.0 million revolving note in favor of Amalgamated (the “Amalgamated Note”). The Amalgamated Note matures on August 1, 2011 and bears an interest rate of 16.5% per annum. The Amalgamated Note is cross-defaulted with our other indebtedness and indebtedness of certain of our related parties — Monte Carlo Securities, Ltd., CTL Holdings, LLC (“CTL Holdings”) and Imperial Life Financing, LLC. The largest aggregate amount of principal outstanding on the Amalgamated Note since its issuance was $19.5 million. As of September 30, 2010 and December 31, 2009, the outstanding principal balance on the Amalgamated Note was $0 million and $9.6 million, respectively, with accrued interest of $0 and $469,000, respectively. The amount of principal paid under the Amalgamated Note during the nine months ended September 30, 2010 and year ended December 31, 2009 was $10.3 million and $49.8 million, respectively and the amount of interest paid during the nine months ended September 30, 2010 and year ended December 31, 2009 was $566,000 and $0, respectively. During the year ended 2009, $8.4 million of principal and $1.2 million of accrued interest of the Amalgamated Note was sold by

Amalgamated to one of our related parties — Branch Office of Skarbonka Sp. z o.o (“Skarbonka”). The entire principal and interest balances under the Amalgamated Note have been paid in full.

•	On June 5, 2008 and on August 8, 2008, we executed two balloon promissory notes in favor of Jasmund, Ltd., in the original principal amount of $5.0 million and $1.6 million, respectively, and each at an interest rate of 16.5% per annum. On December 3, 2008 and February 5, 2009, the notes were replaced by notes in the amount of $5.4 million and $1.7 million, respectively, each in favor of Jasmund, Ltd. These notes were then consolidated, amended, restated and replaced by a May 22, 2009 note in favor Skarbonka, in the principal amount of $7.6 million at an interest rate of 16.5%. The May 22, 2009 note and $8.4 million of principal and $1.2 million of accrued interest of the Amalgamated Note sold to Skarbonka were subsequently consolidated into an August 31, 2009 revolving promissory note in favor of Skarbonka in the principal amount of $17.6 million, together with interest on the principal balance from time to time outstanding at a rate of 16.5% per annum. The August 31, 2009 note matures on August 1, 2011. The note is cross-defaulted with our other indebtedness and indebtedness of Monte Carlo Securities, Ltd., CTL Holdings and Imperial Life Financing, LLC. The largest aggregate amount of principal outstanding on the August 31, 2009 note since its issuance was $17.6 million. As of September 30, 2010 and December 31, 2009, respectively, the outstanding principal balance on the August 31, 2009 note was $16.1 million and $17.6 million, respectively, with accrued interest of $2.0 million and $940,000, respectively. The amount of principal paid under the note during the nine months ended September 30, 2010 and year ended December 31, 2009 was $1.5 million and $0, respectively, and the amount of interest paid was $985,000 and $0, respectively. On November 1, 2010, the note was exchanged along with the common units and Series B preferred units owned by Premium Funding, Inc. for a $30.0 million debenture that matures October 4, 2011. The debenture will have an interest rate of 0%. Immediately prior to the closing of this offering, the debenture will be converted into shares of our common stock as described under “Corporate Conversion.”

•	On October 3 and October 8, 2008, we executed two balloon promissory notes in favor of Cedarmount Trading, Ltd. (“Cedarmount”), each in the original principal amount of $4,450,000 at an interest rate of 16.5% per annum. On August 31, 2009, the notes were assigned by Cedarmount to IMPEX Enterprises, Ltd. (“IMPEX”). Also effective as of August 31, 2009, the notes were consolidated, amended, restated and replaced by a new revolving promissory note which we executed in favor of IMPEX for a principal amount of $10.3 million with interest on the principal balance from time to time outstanding at a rate of 16.5% per annum. The August 31, 2009 note matures on August 1, 2011. The note is cross-defaulted with our other indebtedness and indebtedness of Monte Carlo Securities, Ltd., CTL Holdings and Imperial Life Financing, LLC. The largest aggregate amount of principal outstanding on the August 31, 2009 note since issuance was $10.3 million. As of September 30, 2010 and December 31, 2009 the outstanding principal balance was $3.8 million and $10.3 million, respectively, with accrued interest of $1.3 million and $569,000, respectively. The amount of principal paid under the note during the nine months ended September 30, 2010 and year ended December 31, 2009 was $14.4 million and $0, respectively. As of September 30, 2010, we have not paid any interest on the note. As part of the corporate conversion, the note as well as the common units and Series B, C, D and E preferred units owned by Imex Settlement Corporation will be converted into 880,000 shares of common stock.

•	On December 27, 2007, Imperial Life Financing, LLC (“Life Financing”), entered into a $50.0 million loan agreement with CTL Holdings. The proceeds of this loan were used by Life Financing to fund our origination of premium finance loans in exchange for participation interests in such loans. In April 2008, CTL Holdings entered into a participation agreement with Perella Weinberg Partners Asset Based Value Master Fund II, L.P. (“Perella”), in connection with which we executed a guaranty, whereby Perella contributed $10.0 million for a participation interest in CTL Holdings’ loans to Life Financing. In connection with Perella’s purchase of the participation interest, we agreed to reimburse CTL Holdings’ sole owner, Cedarmount, for any amounts paid or allocated to Perella under the participation agreement which cause Cedarmount’s rate of return paid by Life Financing to be less than 10.0% per annum on the funds Cedarmount advanced to CTL Holdings to make loans to us or cause Cedarmount not to recover its invested capital. In April 2008, the CTL Holdings loan agreement was amended and the authorized borrowings were increased from $50.0 million to $100.0 million. The first $50.0 million tranche (Tranche A) was restricted such that no further advances could be made with the exception of funding second year premiums. All new advances are made under the second $50.0 million tranche (Tranche B). The loans are payable as the corresponding premium finance loans mature and as of June 30, 2010, bear a weighted average annual interest rate of 10.3%. The agreement requires that each loan originated under the facility be covered by lender protection insurance. The agreement does not include any financial covenants but does contain certain nonfinancial covenants and restrictions. All of the assets of Life Financing serve as collateral under the credit facility. The largest aggregate amount of principal outstanding on the facility since issuance was $61.2 million. As of September 30, 2010 and December 31, 2009, the outstanding principal balance on the facility was $0 million and $21.9 million, respectively, with accrued interest of $0 and $46,000, respectively. As of September 30, 2010, we had a receivable balance of approximately $1.0 million from CTL Holdings, LLC which relates to lender protection insurance claims that were remitted directly by our lender protection insurer to CTL Holdings, LLC. The proceeds of these claims should have been paid directly to the Company rather than CTL Holdings, LLC. The amount of principal paid under the facility during the nine months ended September 30, 2010 and year ended December 31, 2009 was $22.3 million and $16.5 million, respectively, and the amount of interest paid under the facility was $0.8 million and $2.4 million, respectively.

•	On November 15, 2008, Life Financing executed a grid promissory note in favor of CTL Holdings, in the original principal amount equal to the lesser of $30.0 million or the amount outstanding from time-to-time a fixed interest rate per advance. The weighted average interest rate as of September 30, 2010 was 10.5%. The largest aggregate amount of principal outstanding on the note since issuance was $36.7 million. As of September 30, 2010 and December 31, 2009, the outstanding principal balance on the note was approximately $24,000 and $25.9 million, respectively, with accrued interest of $135 and $2.8 million, respectively. The amount of principal paid under the facility during the nine months ended September 30, 2010 and the year ended December 31, 2009 was $36.7 million and $0, respectively, and the amount of accrued interest paid was $5.2 million and $0, respectively.

•	On March 13, 2009, Imperial Life Financing II, LLC, a special purpose entity and wholly-owned subsidiary, entered into a financing agreement with CTL Holdings II, LLC to borrow funds to finance its purchase of premium finance loans originated by us or the participation interests therein. On July 23, 2009, White Oak Global Advisors, LLC replaced CTL Holdings II, LLC as the administrative agent and collateral agent with respect to this facility. The original financing agreement provided for up to $15.0 million of multi-draw term loans. In September 2009, this financing agreement was amended to increase the commitment by $12.0 million to a total commitment of $27.0 million. The interest rate for each borrowing made under the agreement varies and the weighted average interest rate for the loans under this facility as of September 30, 2010 was 21.5%. The loans are payable as the corresponding premium finance loans mature. The agreement requires that each loan originated under the facility be covered by lender protection insurance. The agreement does not include any financial covenants but does contain certain nonfinancial covenants and restrictions. All of the assets of Imperial Life Financing II, LLC serve as collateral under this facility. The obligations of Imperial Life Financing II, LLC have been guaranteed by Imperial Premium Finance, LLC; however, except for certain expenses, the obligations are generally non-recourse to us except to the extent of Imperial Premium Finance, LLC’s equity interest in Imperial Life Financing II, LLC. The largest aggregate amount of principal outstanding on the facility since issuance was $27.0 million. As of September 30, 2010 and December 31, 2009, the outstanding principal balance on the note was $26.2 million and $26.6 million, respectively, with accrued interest of $8.5 million and $3.9 million, respectively. The amount of principal paid under the note during the nine months ended September 30, 2010 and the year ended December 31, 2009 was $416,000 and $391,000, respectively and the amount of interest paid under the facility was $68,000 and $61,000, respectively.

•	In November 2009, we obtained a loan from Stone Brook Partners, a general partnership, in the principal amount of $1.1 million. We repaid the loan in full in December 2009.

•	Antony Mitchell, our chief executive officer and a director, and Jonathan Neuman, our chief operating officer, president and a director, have each individually guaranteed obligations under the Acorn Capital Group, LLC credit facility, the CTL Holdings, LLC credit facility, the Ableco Finance LLC credit facility, the White Oak Global Advisors, LLC credit facility, the Cedar Lane Capital LLC credit facility and the claims settlement agreement with our lender protection insurer. These guaranties are not unconditional sources of credit support but are intended to protect against acts of fraud, willful misconduct or the special purpose entity commencing a bankruptcy filing. To the extent recourse is sought against Messrs. Mitchell and Neuman for such non-financial performance reasons, then our indemnification obligations to Messrs. Mitchell and Neuman may require us to indemnify them for losses they may incur under these guaranties.

Conversion of Notes to Series A Preferred Units

•	We issued a series of notes, dated December 19, 2007, January 10, 2008, April 8, 2008, October 10, 2008 and December 24, 2008, in favor of Red Oak Finance, LLC, a Florida limited liability company (“Red Oak”). The notes were in the original principal amounts of $1,000,000, $500,000, $500,000, $62,500 and $450,000, respectively, each at a 10.0% per annum interest rate. The largest aggregate amount of principal outstanding on the notes since issuance was $2.5 million. Since issuance of the notes, the amount of principal paid under the notes was $253,000, the amount of interest paid under the notes was $319,000. On June 30, 2009, we converted $2,260,000 of these notes into 50,855 Series A Preferred Units. The Series A Preferred Units are non-voting and can be redeemed at any time by us for an amount equal to the applicable unreturned preferred capital amount allocable to the Series A Preferred Units sought to be redeemed, plus any accrued and unpaid preferred return. The cumulative rate of preferred return is equal to 16.5% of the outstanding units, per annum. The dividends payable at September 30, 2010 and December 31, 2009 were $523,000 and $189,000, respectively.

•	We issued a series of notes, dated August 1, 2008, August 6, 2008, December 23, 2008 and December 30, 2008, in favor of IFS Holdings, Inc., a Florida corporation. The notes were in the original principal amounts of $200,000, $75,000, $750,000 and $750,000, respectively, each at a 16.0% per annum interest rate. The largest aggregate amount of principal outstanding on the notes since issuance was $1.8 million. Since issuance of the notes, the amount of principal paid under the notes was $0, the amount of interest paid under the notes was $163,000. On June 30, 2009, we converted $1,775,000 of these notes into 39,941 Series A Preferred Units. The Series A Preferred Units are non-voting and can be redeemed at any time by us for an amount equal to the applicable unreturned preferred capital amount allocable to the Series A Preferred Units sought to be redeemed, plus any accrued and unpaid preferred return. The cumulative rate of preferred return is equal to 16.5% of the outstanding units, per annum. The dividends payable at September 30, 2010 and December 31, 2009 were $410,000 and $155,000, respectively.

Issuance of Series B, C, D, E and F Preferred Units

•	In December 2009, Premium Funding, Inc. and Imex Settlement Corporation each contributed $2.5 million to us in consideration for the issuance of 25,000 Series B Preferred Units. The Series B Preferred Units are non-voting and can be redeemed at any time by us for an amount equal to the applicable unreturned preferred capital amount allocable to the Series B Preferred Units sought to be redeemed, plus any accrued and unpaid preferred return. The cumulative rate of preferred return is equal to 16.0% of the outstanding units, per annum. The dividends payable at September 30, 2010 and December 31, 2009 were $647,000 and $4,000, respectively. On November 1, 2010, the Series B Preferred Units owned by Premium Funding, Inc. were exchanged along with the common units owned by Premium Funding, Inc. and a promissory note issued to Skarbonka for $30.0 million debenture that matures October 4, 2011. The debenture will have an interest rate of 0%. Immediately prior to the closing of this offering, the debenture will be converted into shares of our common stock.

•	In March 2010, Imex Settlement Corporation contributed $7.0 million to us in consideration for the issuance of 70,000 Series C Preferred Units. The Series C Preferred Units are non-voting and can be redeemed at any time by us for an amount equal to the applicable unreturned preferred capital amount allocable to the Series C Preferred Units sought to be redeemed, plus any accrued and unpaid preferred return. The cumulative rate of preferred return is equal to 16.0% of the outstanding units, per annum. The dividends payable at September 30, 2010 were $589,000.

•	In June 2010, Imex Settlement Corporation purchased from us 7,000 Series D Preferred Units for an aggregate purchase price of $700,000. The Series D Preferred Units are non-voting and can be redeemed at any time by us for an amount equal to the applicable unreturned preferred capital amount allocable to the Series D Preferred Units sought to be redeemed, plus any accrued and unpaid preferred return. The cumulative rate of preferred return is equal to 16.0% of the outstanding units, per annum. The dividends payable at September 30, 2010 were $29,000.

•	Effective September 30, 2010, Imex Settlement Corporation purchased from us 73,000 Series E Preferred Units for an aggregate purchase price of $7,300,000. The Series E Preferred Units are non-voting and can be redeemed at any time by us for an amount equal to the applicable unreturned preferred capital amount allocable to the Series E Preferred Units sought to be redeemed, plus any accrued and unpaid preferred return. The cumulative rate of preferred return is equal to 16.0% of the outstanding units, per annum.

•	Effective December 31, 2010, Imex Settlement Corporation purchased from us 110,000 Series F Preferred Units for an $11,000,000 promissory note. The Series F Preferred Units are non-voting and can be redeemed at any time by us for an amount equal to the applicable unreturned preferred capital amount allocable to the Series F Preferred Units sought to be redeemed, plus any accrued and unpaid preferred return. The cumulative rate of preferred return is equal to 16.0% of the outstanding units, per annum. The Series F Preferred Units and the $11,000,000 promissory note will be extinguished as a result of the corporate conversion.

Other Transactions

•	We entered into a consulting agreement with Londo Ventures, Inc., a Bahamas corporation, on March 31, 2009, under which Londo Ventures agreed to provide management and financial consulting services related to our premium finance and structured settlement business. The agreement was effective as of January 1, 2008. We incurred a consulting fee in 2009 of $2,000,000 pursuant to this arrangement for services provided in 2008. This agreement has been terminated.

•	Antony Mitchell, our chief executive officer, is the owner of Warburg. Pursuant to an oral arrangement between us and Warburg, Antony L. Mitchell serves as our chief executive officer and we provide Warburg with (i) office space; (ii) equipment; and (iii) personnel. During the year ended December 1, 2009 and 2008, we incurred fees of $926,000 and $1,082,000, respectively, under this arrangement. We will enter into a written employment agreement with Mr. Mitchell that will become effective upon the closing of this offering. At that time, the arrangement with Warburg will terminate.

•	We have originated premium finance loans referred to us by the Wertheim Group, an entity that is in the business of referring individuals to premium finance lenders. Wertheim Group is partly owned by the father of Jonathan L. Neuman, our president and chief operating officer. We originated 14 premium finance loans referred to us by the Wertheim Group in 2007 and 11 in 2008 and received commissions from the issuing life insurance company of $4.5 million and $4.5 million, respectively. There were no originations of premium finance loans referred to us by the Wertheim Group in 2009 or 2010. In 2007 and 2008, we paid $1.7 million and $1.5 million, respectively, of the commissions we received to Wertheim for the premium finance loan referrals.

•	We have previously engaged Greenberg Traurig, LLP to provide us with legal services. The spouse of Anne Dufour Zuckerman, our former general counsel, is a shareholder of Greenberg Traurig, LLP, although Mr. Zuckerman does not receive any direct benefit from the relationship with us. We have paid Greenberg Traurig, LLP $15,000, $1,062,000 and $1,595,000 during the years ended December 31, 2007, 2008 and 2009, respectively, for legal services.

•	In November 2008, we purchased two loans from CY Financial, Inc. for $811,000. At the time these loans were purchased, they had an unpaid principal balance of $725,000. The purchase price included $691,000 for the loans and $120,000 for purchased interest resulting in a discount of $34,000.

DESCRIPTION OF CERTAIN INDEBTEDNESS

The credit facilities, promissory notes, debenture and structured settlement purchase arrangements that we have outstanding as of the date of this prospectus are described below. The promissory notes that are going to be converted into shares of our common stock upon the closing of this offering are also described below.

Acorn Capital Group, LLC Facility

In April 2007, our wholly-owned subsidiaries Imperial Premium Finance, LLC (“IPF”) and Sovereign Life Financing, LLC (“Sovereign”), a special purpose entity, entered into a credit agreement with Acorn pursuant to which Acorn agreed to make revolving loans to Sovereign up to an aggregate principal amount of $50.0 million in order for Sovereign to make loans to IPF to finance premium finance loans made by IPF.

In June 2008, Acorn breached the credit facility by not funding the loans to be used for premium payments as required under the credit facility, and we filed a complaint against Acorn in the Supreme Court of the State of New York.

In May 2009, we entered into a settlement agreement with Acorn. The settlement agreement terminated the credit agreement and all other prior agreements between us and Acorn. Pursuant to the settlement agreement, we issued new notes with each note corresponding to a loan previously made by Acorn to enable us to pay premiums due on a particular policy. Each note is secured by the underlying premium finance loan documents and our rights in and to the related policy. The notes have an annual interest rate of 14.5% per annum and as of May 19, 2009, the aggregate outstanding principal balance on the notes was approximately $12.7 million.

Acorn subsequently assigned all of its rights and obligations under the settlement agreement to ABRG. Pursuant to the settlement agreement, when a premium payment upon a particular policy is coming due, ABRG must advise us whether it will fund such premium payment. If ABRG funds the premium payment, this additional funding is evidenced by a new note, with an annual interest rate of 14.5% per annum, which is due and payable by us thirteen (13) months following the advance. If ABRG does not fund the premium payment, we may elect to fund the premium payment ourselves, sell the underlying premium finance loan or related policy to another party or arrange for the sale of our note to another party. If we elect not to fund the premium payment ourselves, and are unable to find a purchaser or if ABRG does not consent to a proposed sale, ABRG must arrange a sale of the underlying premium finance loan or our related note. In either case, in the event we elect to fund the premium payment or upon any sale, our related note is cancelled. As of December 31, 2009, an aggregate of $13.8 million of outstanding principal indebtedness and interest of approximately $2.6 million had been forgiven.

As of September 30, 2010 and December 31, 2009, we had an aggregate of $4.2 million and $9.2 million of outstanding principal indebtedness under this facility, respectively, and accrued interest was approximately $1.3 million and $2.4 million, respectively.

CTL Holdings, LLC Grid Note

On November 15, 2008, Imperial Life Financing, LLC executed a grid promissory note in favor of CTL Holdings, in the original principal amount equal to the lesser of $30.0 million or the amount outstanding from time-to-time at a fixed interest rate per advance. The weighted average interest rate as of September 30, 2010 was 10.5%. The outstanding principal at September 30, 2010 and December 31, 2009 was approximately $24,000 and $27.8 million, respectively and accrued interest was approximately $135 and $2.8 million, respectively.

White Oak Global Advisors, LLC Facility

On March 13, 2009, Imperial Life Financing II, LLC, a special purpose entity and wholly-owned subsidiary, entered into a financing agreement with CTL Holdings II, LLC to borrow funds to finance its purchase of premium finance loans originated by us or the participation interests therein. White Oak Global Advisors, LLC subsequently replaced CTL Holdings II, LLC as the administrative agent and collateral agent with respect to this facility. The original financing agreement provided for up to $15.0 million of multi-draw term loans. In September 2009, this financing agreement was amended to increase the commitment by $12.0 million to a total commitment of $27.0 million. The interest rate for each borrowing made under the agreement varies and the weighted average interest rate for the loans under this facility as of September 30, 2010 was 21.5%. The loans are payable as the corresponding premium finance loans mature. The agreement requires that each loan originated under the facility be covered by lender protection insurance. All of the assets of Imperial Life Financing II, LLC serve as collateral under this facility. In addition, the obligations of Imperial Life Financing II, LLC have been guaranteed by Imperial Premium Finance, LLC; however, except for certain expenses, the obligations are generally non-recourse to us except to the extent of Imperial Premium Finance, LLC’s equity interest in Imperial Life Financing II, LLC.

The outstanding principal under this facility at September 30, 2010 and December 31, 2009 was approximately $26.2 million and $26.6 million, respectively, and accrued interest was approximately $8.5 million and $3.9 million, respectively.

We are subject to several restrictive covenants under the facility. The restrictive covenants include that Imperial Life Financing II, LLC cannot: (i) create, incur, assume or permit to exist any lien on or with respect to any property, (ii) incur, assume, guarantee or permit to exist any additional indebtedness (other than subordinated indebtedness), (iii) declare or pay any dividend or other distribution on account of any equity interests of Imperial Life Financing II, LLC, (iv) make any repurchase, redemption, retirement, defeasance, sinking fund or similar payment, or acquisition for value of any equity interests of Imperial Life Financing II, LLC or its parent (direct or indirect), (v) issue or sell or enter into any agreement or arrangement for the issuance and sale of any shares of its equity interests, any securities convertible into or exchangeable for its equity interests or any warrants, or (vi) finance with funds (other than the proceeds of the loan under the financing agreement) any insurance premium loan made by Imperial Premium Finance, LLC or any interest therein.

Cedar Lane Capital LLC Facility

On March 12, 2010, Imperial PFC Financing II, LLC, a special purpose entity and wholly-owned subsidiary, entered into an amended and restated financing agreement with Cedar Lane Capital, LLC, to enable Imperial PFC Financing II, LLC to purchase premium finance loans originated by us or participation interests therein. The financing agreement provides for a $15.0 million multi-draw term loan commitment. The term loan commitment is for a 1-year term and the borrowings bear an annual interest rate of 14.0%, 15.0% or 16.0%, depending on the tranche of loans as designated by Cedar Lane Capital, LLC and are compounded monthly. All of the assets of Imperial PFC Financing II, LLC serve as collateral under this credit facility. In addition, the obligations of Imperial PFC Financing II, LLC have been guaranteed by Imperial Premium Finance, LLC; however, except for certain expenses, the obligations are generally non-recourse to us except to the extent of Imperial Premium Finance, LLC’s equity interest in Imperial PFC Financing II, LLC.

As of September 30, 2010, Cedar Lane has made term loans in excess of the $15.0 million term loan commitment. The outstanding principal under this facility at September 30, 2010 and December 31, 2009 was approximately $32.1 million and $11.8 million, respectively, and accrued interest was approximately $3.0 million and $0.1 million, respectively. We are required to procure lender protection insurance for our premium finance loans funded under the Cedar Lane facility. We originated our first loan with proceeds from this credit facility in December 2009. As of September 30, 2010, we have borrowed $32.1 million with a weighted average interest rate payable of 15.6%. As of September 30, 2010, we believe we have approximately $31.3 million of additional borrowing capacity under this credit facility based upon Cedar Lane’s subscriptions from its investors, however, our lender protection insurer has informed us that it will cease providing us with lender protection insurance under this credit facility upon the earlier of (i) the completion of this offering or (ii) December 31, 2010. As a result, we do not expect to borrow under the Cedar Lane facility after the earlier of (i) the completion of this offering or (ii) December 31, 2010.

We are subject to several restrictive covenants under the facility. The restrictive covenants include that Imperial PFC Financing II, LLC cannot: (i) create, incur, assume or permit to exist any lien on or with respect to any property, (ii) create, incur, assume, guarantee or permit to exist any additional indebtedness (other than certain types of subordinated indebtedness), (iii) declare or pay any dividend or other distribution on account of any equity interests of Imperial PFC Financing II, LLC, (iv) make any repurchase, redemption, retirement, defeasance, sinking fund or similar payment, or acquisition for value of any equity interests of Imperial PFC Financing II, LLC or its parent (direct or indirect), or (v) issue or sell or enter into any agreement or arrangement for the issuance and sale of any shares of its equity interests, any securities convertible into or exchangeable for its equity interests or any warrants. Imperial Holdings has executed a guaranty of payment for 5.0% of amounts outstanding under the facility.

Debenture and Promissory Note Converting Into Common Stock Upon Closing of this Offering

Branch Office of Skarbonka Sp. z o.o. Debenture

On August 31, 2009, we executed a revolving promissory note in favor of Branch Office of Skarbonka Sp. z o.o. in the principal amount of $17.6 million, together with interest on the principal balance from time to time outstanding at a rate of 16.5% per annum. The note matures on August 1, 2011 (to be extended automatically for additional sixty (60) day periods absent written notice from the lender to the contrary). There is no collateral pledged to secure the note but it is cross-defaulted with our other indebtedness and indebtedness of Monte Carlo Securities, Ltd., CTL Holdings, LLC, and Imperial Life Financing, LLC. As of September 30, 2010 and December 31, 2009, respectively, the outstanding principal balance on the note was approximately $16.1 million and $17.6 million, respectively, with accrued interest of approximately $2.0 million and $980,000, respectively. On November 1, 2010, the note was exchanged along with the common units and Series B preferred units owned by Premium Funding, Inc. for a $30.0 million debenture that matures October 4, 2011. The debenture will have an interest rate of 0%. Immediately prior to the closing of this offering, the debenture will be converted into shares of our common stock as described under “Corporate Conversion.”

IMPEX Enterprises, Ltd. Promissory Note

On August 31, 2009, we executed a revolving promissory note in favor of IMPEX Enterprises, Ltd., for a principal amount of $10.3 million, together with interest on the principal balance from time to time outstanding at a rate of 16.5% per annum. The note matures on August 1, 2011 (to be extended automatically for additional sixty (60) day periods absent written notice from the lender to the contrary). There is no collateral pledged to secure the note but it is cross-defaulted with our other indebtedness and the indebtedness of Monte Carlo Securities, Ltd., CTL Holdings, LLC, and Imperial Life Financing, LLC. As of September 30, 2010 and December 31, 2009, respectively, the outstanding principal balance on the note was approximately $3.8 million and $10.3 million, respectively, with accrued interest of approximately $1.3 million and $569,000, respectively. As part of the corporate conversion, the note as well as the common units and Series B, C, D and E preferred units owned by Imex Settlement Corporation will be converted into shares of common stock.

Structured Settlement Purchase Arrangements

8.39% Fixed Rate Asset Backed Variable Funding Notes

We recently formed Imperial Settlements Financing 2010, LLC (“ISF 2010”) as a subsidiary of Washington Square Financial, LLC (“Washington Square”) to serve as a new special purpose financing entity to allow us to borrow against certain of our structured settlements and assignable annuities, which we refer to as receivables, to provide us liquidity. On September 24, 2010, we entered into an arrangement to provide us up to $50 million in financing. Under this arrangement, a subsidiary of Partner Re, Ltd. (the “noteholder”) became the initial holder of ISF 2010’s 8.39% Fixed Rate Asset Backed Variable Funding Note issued under a master trust indenture and related indenture supplement (collectively, the “indenture”) pursuant to which the noteholder has committed to advance up to $50 million upon the terms and conditions set forth in the indenture. The note is secured by the receivables that ISF 2010 acquires from Washington Square from time to time. The note is due and payable on or before January 1, 2057, but principal and interest must be repaid pursuant to a schedule of fixed payments from the receivables that secure the notes. The arrangement generally has a concentration limit of 15% for the providers of the receivables that secure the notes. As of December 29, 2010, $1.7 million was outstanding under this arrangement. Wilmington Trust is the collateral trustee.

Upon the occurrence of certain events of default under the indenture, all amounts due under the note are automatically accelerated. ISF 2010 is subject to several restrictive covenants under the terms of the indenture. The restrictive covenants include that ISF 2010 cannot: (i) create, incur, assume or permit to exist any lien on or with respect to any assets other than certain permitted liens, (ii) create, incur, assume, guarantee or permit to exist any additional indebtedness, (iii) declare or pay any dividend or other distribution on account of any equity interests of ISF 2010 other than certain permitted distributions from available cash, (iv) make any repurchase or redemption of any equity interests of ISF 2010 other than certain permitted repurchases or redemptions from available cash, (v) enter into any transactions with affiliates other than the transactions contemplated by the indenture, or (vi) liquidate or dissolve.

Slate Capital LLC

In February 2010, Haverhill Receivables, LLC (“Haverhill”), a wholly owned subsidiary, entered into a sale arrangement with Slate under which, subject to certain conditions, we were obligated to sell, and Slate is obligated to purchase, structured settlements at pre-determined prices pursuant to pre-determined criteria. Sales of structured settlements pursuant to the sale arrangement with Slate are intended to be absolute and irrevocable sales and are not intended to be characterized as secured loans or another form of indebtedness.

On September 30, 2010, we entered into a wind down agreement with Slate, whereby as of December 31, 2010, we will cease selling structured settlements to Slate. Under the wind down agreement, which amends our existing arrangement with Slate, we will continue submitting structured settlements to Slate through November 15, 2010 for purchase by December 31, 2010. The wind down agreement provides that these purchases generally will be on the same terms and conditions under the sale arrangement as were in effect prior to the entry into the wind down agreement. In addition, the wind down agreement, among other things, (i) eliminated all exclusivity provisions with respect to our sales of structured settlements to Slate as of September 30, 2010; (ii) terminates the requirement for us to maintain a minimum net worth as of January 1, 2011; and (iii) eliminates the requirement to pay a termination fee to Slate upon the occurrence of a termination event as of September 30, 2010. Certain other obligations, including confidentiality and our indemnification of Slate, continue indefinitely. We were not required to pay a termination fee to Slate in connection with the entry into the wind down agreement.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock and provisions of our articles of incorporation and our bylaws are summaries and are qualified by reference to the articles of incorporation and the bylaws that will be in effect upon the closing of this offering. We will file copies of these documents with the SEC as exhibits to our registration statement of which this prospectus forms a part. The descriptions of the common stock and preferred stock reflect changes to our capital structure that will occur in connection with this offering.

General

Upon the closing of this offering, our authorized capital stock will consist of 80,000,000 shares of common stock, par value $0.01 per share, and 40,000,000 shares of undesignated preferred stock, par value $0.01 per share, the rights and preferences of which may be established from time to time by our board of directors.

As of January 1, 2011, we had issued and outstanding 337,500 common units held by three holders of record and 375,796 preferred units held by three holders of record. Since inception, no dividends have accrued or been paid on shares of our common stock or on our common units that were issued prior to our corporate conversion.

Prior to the closing of this offering, we will consummate the corporate conversion. As part of the corporate conversion, all of our outstanding common and preferred limited liability company units (including accrued and unpaid dividends thereon) and all principal and accrued and unpaid interest outstanding under our promissory note in favor of IMPEX Enterprises, Ltd. will be converted into 1,573,000 shares of our common stock.

Following the corporate conversion and upon the closing of this offering, our three current shareholders will receive warrants that may be exercised for up to 4,053,333 shares of our common stock. In addition, our three current shareholders will receive warrants that may be exercised for up to 500,000 shares if the underwriters exercise their over-allotment option.

In addition, immediately prior the closing of this offering, a $30.0 million debenture will be converted into shares of our common stock as described under “Corporate Conversion.”

The following description summarizes the terms of our capital stock. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description, you should refer to our articles of incorporation and bylaws, as in effect immediately following the closing of this offering, forms of which have been filed as exhibits to the registration statement of which this prospectus is a part.

Common Stock

Each holder of our common stock is entitled to one vote for each share held by such holder on all matters to be voted upon by our shareholders, and there are no cumulative voting rights. Holders of our common stock are entitled to receive ratably the dividends, if any, as may be declared from time to time by our board of directors out of funds legally available therefor. See “Dividend Policy.” If there is a liquidation, dissolution or winding up of the Company, holders of our common stock would be entitled to share in our assets remaining after the payment of liabilities. Holders of our common stock have no preemptive or conversion rights or other subscription rights, and there are no redemption or sinking fund provisions applicable to our common stock. All shares of our common stock to be issued in this offering will be, when issued and sold in accordance with the terms of this offering, fully paid and non-assessable.

Preferred Stock

Our certificate of incorporation authorizes the issuance of shares of blank check preferred stock with such designation, rights and preferences as may be determined from time to time by our board of directors. No shares of preferred stock are being issued or registered in this offering. Accordingly, our board of directors is empowered, without shareholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of common stock. The preferred stock could be utilized as a method of discouraging, delaying or preventing a change in control of us. Although we do not currently intend to issue any shares of preferred stock, there can be no assurance that we will not do so in the future.

Warrants

Prior to the closing of this offering, we plan to issue warrants to purchase a total of up to 4,053,333 shares of our common stock to Antony Mitchell, Jonathan Neuman and Pine Trading, Ltd. In the event the underwriters’ over-allotment option is exercised, additional warrants equal to 20% of the over-allotment option will be issued to Messrs. Antony Mitchell, Jonathan Neuman and Pine Trading, Ltd. The following description of the warrants is qualified in its entirety by the form of warrant, which has been filed with the SEC as an exhibit to the registration statement of which this prospectus is a part. One-third of the warrants will have an exercise price equal to 120% of the price of the common stock sold in this offering, one-third of the warrants will have an exercise price equal to 135% of the price of the common stock sold in this offering, and one-third of the warrants will have an exercise price equal to 150% of the price of the common stock sold in this offering. The warrants will expire 7 years after the date of issuance and will vest ratably over four years.

In the event of a change of control all of the unvested warrants will vest.

The exercise price may be paid in cash, or through a cashless exercise by reducing the number of shares otherwise issuable to the holder, based on the closing price of our common stock on the last business day before the exercise date.

Anti-Takeover Effects of Florida Law and Our Articles of Incorporation and Bylaws

Certain provisions of Florida law, our articles of incorporation and our bylaws contain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquiror outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Requirements for Advance Notification of Shareholder Nominations and Proposals

Our bylaws establish advance notice procedures with respect to shareholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. The bylaws do not give the board of directors the power to approve or disapprove shareholder nominations of candidates or proposals regarding business to be conducted at a special or annual meeting of the shareholders. However, our bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. Our articles of incorporation prohibit our shareholders from acting without a meeting by written consent. Our articles further require holders of not less than 50% of the voting power of our common stock to call a special meeting of shareholders. These provisions may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

Certain Provisions of Florida Law

We are subject to anti-takeover provisions that apply to public corporations organized under Florida law unless the corporation has elected to opt out of those provisions in its articles of incorporation or its bylaws. We have not elected to opt out of these provisions.

Control-Share Acquisitions.  The Florida Business Corporation Act contains a control-share acquisition statute which provides that a person who acquires shares in an “issuing public corporation,” as defined in the statute, in excess of certain specified thresholds generally will not have any voting rights with respect to such shares unless such voting rights are approved by the holders of a majority of the votes of each class of securities entitled to vote separately, excluding shares held or controlled by the acquiring person. The thresholds specified in the Florida Business Corporation Act are the acquisition of a number of shares representing:

•	one-fifth or more, but less than one-third, of all voting power of the corporation;

•	one-third or more, but less than a majority, of all voting power of the corporation; or

•	a majority or more of all voting power of the corporation.

The statute does not apply if, among other things, the acquisition:

•	is approved by the corporation’s board of directors before the acquisition; or

•	is effected pursuant to a statutory merger or share exchange to which the corporation is a party.

Affiliated Transactions.  The Florida Business Corporation Act provides that an “affiliated transaction” of a Florida corporation with an “interested shareholder,” as those terms are defined in the statute and discussed more fully below, generally must be approved by the affirmative vote of the holders of two-thirds of the outstanding voting shares, other than the shares beneficially owned by the interested shareholder. The Florida Business Corporation Act defines an “interested shareholder” as any person who is the beneficial owner of 10% or more of the outstanding voting shares of the corporation. The affiliated transactions covered by the Florida Business Corporation Act include, with specified exceptions:

•	mergers and consolidations to which the corporation and the interested shareholder are parties;

•	sales or other dispositions of assets to the interested shareholder representing 5% or more of the aggregate fair market value of the corporation’s assets, outstanding shares, earning power or net income to the interested shareholder;

•	issuances by the corporation of 5% or more of the aggregate fair market value of its outstanding shares to the interested shareholder;

•	the adoption of any plan for the liquidation or dissolution of the corporation proposed by or pursuant to an arrangement with the interested shareholder;

•	any reclassification of the corporation’s securities, recapitalization of the corporation, merger or consolidation, or other transaction which has the effect of increasing by more than 5% the percentage of the outstanding voting shares of the corporation beneficially owned by the interested shareholder; and

•	the receipt by the interested shareholder of certain loans or other financial assistance from the corporation.

The foregoing transactions generally also include transactions involving any affiliate or associate of the interested shareholder and involving or affecting any direct or indirect majority-owned subsidiary of the corporation.

The two-thirds shareholder approval requirement does not apply if, among other things, subject to specified qualifications:

•	the transaction has been approved by a majority of the corporation’s disinterested directors;

•	the interested shareholder has been the beneficial owner of at least 80% of the corporation’s outstanding voting shares for at least five years preceding the transaction;

•	the interested shareholder is the beneficial owner of at least 90% of the outstanding voting shares; or

•	specified fair price and procedural requirements are satisfied.

Florida Insurance Code.  One of our subsidiaries, Imperial Life Settlements, LLC, a Delaware limited liability company, is licensed as a viatical settlement provider and regulated by the Florida Office of Insurance Regulation. As a Florida viatical settlement provider, Imperial Life Settlements, LLC is subject to regulation as a specialty insurer under certain provisions of the Florida Insurance Code. Under applicable Florida law, no person can acquire, directly or indirectly, 10% or more of the voting securities of a viatical settlement provider or its controlling company, including Imperial Holdings, Inc., without the written approval of the Florida Office of Insurance Regulation. Accordingly, any person who acquires, directly or indirectly, 10% or more of our common stock, must first file an application to acquire control of a specialty insurer or its controlling company, and obtain the prior written approval of the Florida Office of Insurance Regulation.

The Florida Office of Insurance Regulation may disapprove an acquisition of beneficial ownership of 10% or more of our voting securities by any person who refuses to apply for and obtain regulatory approval of such acquisition. In addition, if the Florida Office of Insurance Regulation determines that any person has acquired 10% or more of our voting securities without obtaining regulatory approval, it may order that person to cease the acquisition and divest itself of any shares of such voting securities which may have been acquired in violation of the applicable Florida law. The Florida Office of Insurance Regulation may also take disciplinary action against Imperial Life Settlements, LLC’s license if it finds that an acquisition of our voting securities was made in violation of the applicable Florida law and would render the further transaction of its business hazardous to its customers, creditors, shareholders or the public.

Indemnification and Limitation of Liability

The Florida Business Corporation Act authorizes Florida corporations to indemnify any person who was or is a party to any proceeding other than an action by, or in the right of, the corporation, by reason of the fact that he or she is or was a director, officer, employee, or agent of the corporation. The indemnity also applies to any person who is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation or other entity. The indemnification applies against liability incurred in connection with such a proceeding, including any appeal, if the person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation. To be eligible for indemnity with respect to any criminal action or proceeding, the person must have had no reasonable cause to believe his or her conduct was unlawful.

In the case of an action by or on behalf of a corporation, indemnification may not be made if the person seeking indemnification is found liable, unless the court in which the action was brought determines that such person is fairly and reasonably entitled to indemnification.

The indemnification provisions of the Florida Business Corporation Act require indemnification if a director, officer, employee or agent has been successful in defending any action, suit or proceeding to which he or she was a party by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other entity. The indemnity covers expenses actually and reasonably incurred in defending the action.

The indemnification authorized under Florida law is not exclusive and is in addition to any other rights granted to officers, directors and employees under the articles of incorporation or bylaws of the corporation or any agreement between officers and directors and the corporation. Each of Mr. Mitchell and Mr. Neuman, two of our executive officers, has signed an employment agreement that provides for indemnification and advancement of expenses to the fullest extent permitted by Florida law. The officer must repay such expenses if it is subsequently found that the officer is not entitled to indemnification. Exceptions to this additional indemnification include criminal violations by the officer, transactions involving an improper personal benefit to the officer and willful misconduct or conscious and reckless disregard for our best interests.

Our bylaws provide for the indemnification of directors, officers, employees and agents and for the advancement of expenses incurred in connection with the defense of any proceeding that the director, officer, employee or agent was a party to by reason of the fact that he or she is or was a director, officer, employee or agent of our corporation, or at our request, a director, officer, employee or agent of another corporation. Our bylaws also provide that we may purchase and maintain insurance on behalf of any director, officer, employee or agent against liability asserted against the director, officer, employee or agent in such capacity.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of this issue.

Under the Florida Business Corporation Act, a director is not personally liable for monetary damages to us or to any other person for acts or omissions in his or her capacity as a director except in certain limited circumstances. Those circumstances include violations of criminal law (unless the director had reasonable cause to believe that such conduct was lawful or had no reasonable cause to believe such conduct was unlawful), transactions in which the director derived an improper personal benefit, transactions involving unlawful distributions, and conscious disregard for the best interest of the corporation or willful misconduct (only if the proceeding is by or in the right of the corporation). As a result, shareholders may be unable to recover monetary damages against directors for actions taken by them which constitute negligence or gross negligence or which are in violation of their fiduciary duties, although injunctive or other equitable relief may be available.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC.

Listing

We have been approved to list our common stock on the New York Stock Exchange, subject to official notice of issuance, under the symbol “IFT.”

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, after giving effect to (i) the corporate conversion, pursuant to which all outstanding common and preferred limited liability company units of Imperial Holdings, LLC (including all accrued and unpaid dividends thereon) and all principal and accrued and unpaid interest outstanding under our promissory note in favor of IMPEX Enterprises, Ltd. will be converted into 1,573,000 shares of our common stock; (ii) the issuance of 27,000 shares of common stock to two of our employees pursuant to the terms of each of their respective phantom stock agreements; (iii) the conversion of a $30.0 million debenture into 2,000,000 shares of our common stock based on an assumed initial public offering price of $15.00 per share, which is the midpoint of the price range on the cover of this prospectus as described under “Corporate Conversion;” and (iv) the sale of 16,666,667 shares in this offering, there will be 20,266,667 shares of our common stock outstanding.

Of these shares, the 16,666,667 shares sold in this offering and any shares issued upon exercise of the underwriters’ over-allotment option will be freely tradable without restriction or further registration under the Securities Act, unless the shares are held by any of our “affiliates” as that term is defined in Rule 144 under the Securities Act, in which case they may only be sold in compliance with the limitations described below. The remaining shares were issued and sold by us in reliance on exemptions from the registration requirements of the Securities Act and are eligible for public sale if registered under the Securities Act or sold in accordance with Rule 144 under the Securities Act.

Upon completion of this offering, 1,200,000 shares will be available for future issuance under our Omnibus Plan. In addition, 4,053,333 shares of common stock will be issuable pursuant to warrants. In addition, our three current shareholders will receive warrants that may be exercised for up to 500,000 shares if the underwriters exercise their over-allotment option. See “Description of Capital Stock — Warrants.”

Lock-Up Agreements

We, all of our current executive officers and directors and each of our existing shareholders and our debenture holder have agreed that, without the prior written consent of FBR Capital Markets & Co. (“FBR”), as representative of the underwriters, we and they will not, directly or indirectly:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of or transfer (or enter into any transaction or device which is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any share of our common stock or any security convertible into, exercisable for or exchangeable for any share of our common stock (“Other Securities”), whether now owned or acquired after the date of this prospectus;

•	enter into any swap or any other arrangement or transaction that transfers to another person, in whole or in part, any of the economic consequences of ownership of our common stock, whether any such swap or transaction described above is to be settled by delivery of shares of our common stock or other securities, in cash or otherwise;

•	make any demand for or exercise any right (or, in the case of us, file) or cause to be filed a registration statement (other than the registration statement on Form S-8 that is described in this prospectus) under the Securities Act, including any amendment thereto, with respect to the registration of any shares of our common stock or Other Securities; or

•	publicly disclose the intention to do any of the foregoing,

in each case, for a lock-up period of 180 days after the date of the final prospectus relating to this offering. The lock-up period described in the preceding sentence will be extended if:

•	during the last 17 days of the lock-up period, we issue an earnings release or material news or a material event relating to us occurs; or

•	prior to the expiration of the lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the lock-up period;

in which case the restrictions described in the preceding sentence will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event, unless such extension is waived in writing by FBR.

Subject to applicable securities laws, our directors, executive officers and shareholders may transfer their shares of our common stock or Other Securities (i) as a bona fide gift or gifts, provided that prior to such transfer the donee or donees thereof agree in writing to be bound by the same restrictions or (ii) if such transfer occurs by operation of law (e.g., pursuant to the rules of descent and distribution, statutes governing the effects of a merger or a qualified domestic relations order), provided that prior to such transfer the transferee executes an agreement stating that the transferee is receiving and holding the shares subject to the same restrictions. In addition, our directors, executive officers and shareholders may transfer their shares of our common stock or Other Securities to any trust, partnership, corporation or other entity formed for the direct or indirect benefit of the director, executive officer or shareholder or the immediate family of the director, executive officer or shareholder, provided that prior to such transfer the transferee agrees in writing to be bound by the same restrictions and provided that such transfer does not involve a disposition for value.

The restrictions contained in the lock-up agreements do not apply to any grant of options to purchase shares of our common stock or issuances of shares of restricted stock or other equity-based awards pursuant to the Omnibus Plan.

Rule 144 Sales by Affiliates

Our affiliates must comply with Rule 144 of the Securities Act when they sell shares of our common stock. Under Rule 144, affiliates who acquire shares of common stock, other than in a public offering registered with the SEC, are required to hold those shares for a period of (i) one year if they desire to sell such shares 90 or fewer days after the issuer becomes subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act or (ii) six months if they desire to sell such shares more than 90 days after the issuer becomes subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act. Shares acquired in a registered public offering or held for more than the applicable holding period may be sold by an affiliate subject to certain conditions. An affiliate would generally be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	one percent of the number of shares of common stock then outstanding (approximately 202,667 shares immediately after the offering); and

•	the average weekly trading volume of the common stock on the New York Stock Exchange during the four calendar weeks preceding the filing with the SEC of a notice on Form 144 with respect to the sale.

Sales by affiliates under Rule 144 are also subject to other requirements regarding the manner of sale, notice and the availability of current public information about us.

Rule 144(b)(1)

Under Rule 144(b)(1) of the Securities Act, a person who is not, and has not been at any time during the three months preceding a sale, one of our affiliates and who has beneficially owned the shares proposed to be sold for at least one year is entitled to sell the shares for such person’s own account without complying with any other requirements of Rule 144.

After giving effect to the corporate conversion, all of the 3,600,000 shares of common stock outstanding as of the date of this prospectus held by our existing shareholders would be available to be sold pursuant to Rule 144 upon the expiration of the lock-up agreements described above.

We intend to file a Form S-8 registration statement following completion of this offering to register shares of common stock issued or issuable under our 2010 Omnibus Incentive Plan. These shares will be available-for-sale in the public market, subject to Rule 144 volume limitations applicable to affiliates.

UNDERWRITING

Subject to the terms and conditions set forth in the underwriting agreement between us and the underwriters named below, for whom FBR is acting as representative, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions shown on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Number of
Underwriter	Shares

FBR Capital Markets & Co.
JMP Securities LLC
Wunderlich Securities, Inc.
Total	16,666,667

Under the terms and conditions of the underwriting agreement, the underwriters are committed to purchase all of the shares offered by this prospectus (other than the shares subject to the underwriters’ option to purchase additional shares), if the underwriters buy any of such shares. We have agreed to indemnify the underwriters against certain liabilities, including certain liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of such liabilities.

The underwriters initially propose to offer the common stock directly to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at such offering price less a concession not to exceed $[     ] per share. The underwriters may allow, and such dealers may re-allow, a discount not to exceed $[     ] per share to certain other dealers. After the public offering of the shares of common stock, the offering price and other selling terms may be changed by the underwriters.

Over-Allotment Option.  We have granted to the underwriters an option to purchase up to 2,500,000 additional shares of our common stock at the same price per share as they are paying for the shares shown in the table above. The underwriters may exercise this option in whole or in part at any time within 30 days after the date of the underwriting agreement. To the extent the underwriters exercise this option, each underwriter will be committed, so long as the conditions of the underwriting agreement are satisfied, to purchase a number of additional shares proportionate to that underwriter’s initial commitment as indicated in the table at the beginning of this section plus, in the event that any underwriter defaults in its obligation to purchase shares under the underwriting agreement, certain additional shares.

Discounts and Commissions.  The following table shows the per share and total underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of our common stock.

	No	Full
	Exercise	Exercise

Per Share	$	$
Total	$	$

In addition to the underwriting discounts and commissions to be paid by us, we have agreed to reimburse FBR for certain of its out-of-pocket expenses incurred in connection with this offering, including road show costs and expenses incurred in connection with this offering, and FBR’s disbursements for the fees and expenses of underwriters’ counsel up to $400,000, subject to a total expense reimbursement cap of $800,000. We have paid FBR a $200,000 advance against its out-of-pocket expenses. We estimate that the total expenses of the offering payable by us, excluding underwriting discounts and commissions, will be approximately $4.2 million.

Listing.  We have been approved to list our common stock on the New York Stock Exchange, subject to official notice of issuance. We have reserved the trading symbol “IFT.” In order to meet the requirements for listing on that exchange, the underwriters intend to sell at least the minimum number of shares to at least the minimum number of beneficial owners as required by that exchange.

Stabilization.  In accordance with Regulation M under the Exchange Act, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including short sales and purchases to cover positions created by short positions, stabilizing transactions, syndicate covering transactions, penalty bids and passive market making.

•	Short positions involve sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares involved in the sales made by the underwriters in excess of the number of shares they are obligated to purchase is not greater than the number of shares that they may purchase by exercising their option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in their option to purchase additional shares. The underwriters may close out any short position by either exercising their option to purchase additional shares or purchasing shares in the open market.

•	Stabilizing transactions permit bids to purchase the underlying security as long as the stabilizing bids do not exceed a specific maximum price.

•	Syndicate covering transactions involve purchases of our common stock in the open market after the distribution has been completed to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the underwriters’ option to purchase additional shares. If the underwriters sell more shares than could be covered by underwriters’ option to purchase additional shares, thereby creating a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

•	In passive market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchase shares of our common stock until the time, if any, at which a stabilizing bid is made.

These activities may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result of these activities, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representative of the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Lock-Up Agreements.  We, all of our current executive officers and directors and each of our shareholders and our debenture holder have agreed that, without the prior written consent of FBR, we and they will not, directly or indirectly:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of or transfer (or enter into any transaction or device which is designed to, or could be expected to, result in the disposition by any person at any time in the future of), any share of our common stock or Other Securities, whether now owned or acquired after the date of this prospectus;

•	enter into any swap or any other arrangement or transaction that transfers to another person, in whole or in part, any of the economic consequences of ownership of our common stock, whether any such swap or transaction described above is to be settled by delivery of shares of our common stock or other securities, in cash or otherwise;

•	make any demand for or exercise any right (or, in the case of us, file) or cause to be filed a registration statement (other than the registration statement on Form S-8 that is described in this prospectus) under the Securities Act, including any amendment thereto, with respect to the registration of any shares of our common stock or Other Securities; or

•	publicly disclose the intention to do any of the foregoing,

in each case, for a lock-up period of 180 days after the date of the final prospectus relating to this offering. The lock-up period described in the preceding sentence will be extended if:

•	during the last 17 days of the lock-up period, we issue an earnings release or material news or a material event relating to us occurs; or

•	prior to the expiration of the lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the lock-up period;

in which case the restrictions described in the preceding sentence will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event, unless such extension is waived in writing by FBR.

Subject to applicable securities laws, our directors, executive officers and shareholders may transfer their shares of our common stock or Other Securities (i) as a bona fide gift or gifts, provided that prior to such transfer the donee or donees thereof agree in writing to be bound by the same restrictions or (ii) if such transfer occurs by operation of law (e.g., pursuant to the rules of descent and distribution, statutes governing the effects of a merger or a qualified domestic relations order), provided that prior to such transfer the transferee executes an agreement stating that the transferee is receiving and holding the shares subject to the same restrictions. In addition, our directors, executive officers and shareholders may transfer their shares of our common stock or Other Securities to any trust, partnership, corporation or other entity formed for the direct or indirect benefit of the director, executive officer or shareholder or the immediate family of the director, executive officer or shareholder, provided that prior to such transfer the transferee agrees in writing to be bound by the same restrictions and provided that such transfer does not involve a disposition for value.

The restrictions contained in the lock-up agreements do not apply to any grant of options to purchase shares of our common stock or issuances of shares of restricted stock or other equity-based awards pursuant to the Omnibus Plan.

FBR does not intend to release any portion of the common stock subject to the foregoing lock-up agreements; however FBR, in its sole discretion, may release any of the common stock from the lock-up agreements prior to expiration of the lock-up period without notice. In considering a request to release shares from a lock-up agreement, FBR will consider a number of factors, including the impact that such a release would have on this offering and the market for our common stock and the equitable considerations underlying the request for releases.

Discretionary Accounts.  The underwriters have informed us that they do not expect to make sales to accounts over which they exercise discretionary authority in excess of 5% of the shares of common stock being offered in this offering.

IPO Pricing.  Prior to the completion of this offering, there has been no public market for our common stock. The initial public offering price has been negotiated between us and the representative. Among the factors to be considered in these negotiations were: the history of, and prospects for, us and the industry in which we compete; our past and present financial performance; an assessment of our management; the present state of our development; the prospects for our future earnings; the prevailing conditions of the applicable United States securities market at the time of this offering; and market valuations of publicly traded companies that we and the representative believe to be comparable to us.

Certain Information and Fees.  A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters or selling group members, if any, participating in the offering. The representative may allocate a number of shares to the underwriters and selling group members, if any, for sale to their online brokerage account holders. Any such allocations for online distributions will be made by the representative on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s website and any information contained in any other website maintained by any underwriter or selling group member is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or any underwriter in its capacity as underwriter or selling group member and should not be relied upon by investors.

If you purchase shares of common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Other Relationships.  FBR may in the future provide us and our affiliates with investment banking and financial advisory services for which FBR may in the future receive customary fees. We have granted FBR a right of first refusal under certain circumstances to act as (i) financial advisor in connection with any purchase of sale of assets or a business combination or other strategic transaction and (ii) the sole book runner or sole placement agent in connection with any subsequent public or private offering of equity securities or other capital markets financing by us. Subject to completion of this offering, this right of first refusal extends for one year from the date of this offering. The terms of any such engagement of FBR will be determined by separate agreement.

Notice to Prospective Investors in the EEA

In relation to each Member State of the European Economic Area (EEA) which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(A)	it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

(B)	in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” (as defined in the Prospectus Directive), or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or (ii) where shares have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those shares to it is not treated under the Prospectus Directive as having been made to such persons.

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

This document, as well as any other material relating to the shares which are the subject of the offering contemplated by this prospectus, do not constitute an issue prospectus pursuant to Article 652a and/or 1156 of the Swiss Code of Obligations. The shares will not be listed on the SIX Swiss Exchange and, therefore, the documents relating to the shares, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange. The shares are being offered in Switzerland by way of a private placement, i.e., to a small number of selected investors only, without any public offer and only to investors who do not purchase the shares with the intention to distribute them to the public. The investors will be individually approached by the issuer from time to time. This document, as well as any other material relating to the shares, is personal and confidential and do not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without express consent of the issuer. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

LEGAL MATTERS

Foley & Lardner LLP in Jacksonville, Florida, will pass upon the validity of the shares of common stock offered by this prospectus and certain other legal matters for us. Locke Lord Bissell & Liddell LLP in Chicago, Illinois, will pass upon certain legal matters for the underwriters.

EXPERTS

The consolidated and combined financial statements of Imperial Holdings, LLC and its subsidiaries at December 31, 2009 and 2008 and for each of the years ended December 31, 2009, 2008 and 2007 included in this prospectus and in the related registration statement have been audited by Grant Thornton LLP, an independent registered public accounting firm, as indicated in their report with respect thereto, and are included in this prospectus in reliance upon the authority of such firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock to be sold in this offering. This prospectus does not contain all the information contained in the registration statement. For further information with respect to us and the shares to be sold in this offering, we refer you to the registration statement, including the agreements, other documents and schedules filed as exhibits to the registration statement. Statements contained in this prospectus as to the contents of any agreement or other document to which we make reference are not necessarily complete. In each instance, we refer you to the copy of the agreement or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by reference to the agreement or document to which it refers.

After completion of this offering, we will file annual, quarterly and current reports, proxy statements and other information with the SEC. We intend to make these filings available on our website at www.imprl.com. Information on our website is not incorporated by reference in this prospectus. In addition, we will provide copies of our filings free of charge to our shareholders upon request. Our SEC filings, including the registration statement of which this prospectus is a part, will also be available to you on the SEC’s Internet site at http://www.sec.gov. You may read and copy all or any portion of the registration statement or any reports, statements or other information we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. You can receive copies of these documents upon payment of a duplicating fee by writing to the SEC. We intend to furnish our shareholders with annual reports containing consolidated financial statements audited by an independent registered public accounting firm.

INDEX TO FINANCIAL STATEMENTS

Audited Consolidated and Combined Financial Statements as of December 31, 2008 and 2009 and for each of the three years in the period ended December 31, 2009 of Imperial Holdings, LLC and its Subsidiaries

Report of Grant Thornton LLP, Independent Registered Public Accounting Firm	F-2
Consolidated and Combined Balance Sheets as of December 31, 2008 and 2009	F-3
Consolidated and Combined Statements of Operations for the years ended December 31, 2007, 2008 and 2009	F-4
Consolidated and Combined Statements of Members’ Equity for the years ended December 31, 2007, 2008 and 2009	F-5
Consolidated and Combined Statements of Cash Flows for the years ended December 31, 2007, 2008 and 2009	F-6
Notes to Consolidated and Combined Financial Statements	F-7
Unaudited Interim Consolidated Financial Statements as of September 30, 2010 and for the nine month periods ended September 30, 2009 and 2010 of Imperial Holdings, LLC and its Subsidiaries
Consolidated and Combined Balance Sheets as of December 31, 2009 and September 30, 2010 (unaudited)	F-29
Consolidated and Combined Unaudited Statements of Operations for nine months ended September 30, 2009 and 2010	F-30
Consolidated and Combined Unaudited Statements of Members’ Equity for the nine months ended September 30, 2010	F-31
Consolidated and Combined Unaudited Statements of Cash Flows for the nine months ended September 30, 2009 and 2010	F-32
Notes to Consolidated and Combined Unaudited Financial Statements	F-33

Imperial Holdings, Inc. will succeed to the business of Imperial Holdings, LLC and its assets and liabilities pursuant to the corporate conversion of Imperial Holdings, LLC immediately prior to the closing of the offering as described in this prospectus.

Report of Independent Registered Public Accounting Firm

To the Members
Imperial Holdings, LLC

We have audited the accompanying consolidated and combined balance sheets of Imperial Holdings, LLC and subsidiaries (“the Company”) as of December 31, 2009 and 2008 and the related consolidated and combined statements of operations, members’ equity and cash flows for each of the three years in the period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated and combined financial statements referred to above present fairly, in all material respects, the financial position of Imperial Holdings, LLC and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

/s/  GRANT THORNTON LLP

Fort Lauderdale, Florida
August 11, 2010

Imperial Holdings, LLC and Subsidiaries

CONSOLIDATED AND COMBINED BALANCE SHEETS
December 31,

	2008	2009

ASSETS
Assets
Cash and cash equivalents	$7,643,528	$15,890,799
Restricted cash	2,220,735	—
Certificate of deposit — restricted	659,154	669,835
Agency fees receivable, net of allowance for doubtful accounts	8,870,949	2,165,087
Deferred costs, net	26,650,270	26,323,244
Prepaid expenses and other assets	4,180,383	885,985
Deposits	476,095	982,417
Interest receivable, net	8,604,456	21,033,687
Loans receivable, net	148,743,591	189,111,302
Structured settlements receivables, net	1,140,925	151,543
Receivables from sales of structured settlements	—	320,241
Investment in life settlements (life insurance policies), at estimated fair value	—	4,306,280
Investment in life settlement fund	—	542,324
Fixed assets, net	1,850,338	1,337,344

Total assets	$211,040,424	$263,720,088

LIABILITIES AND MEMBERS’ EQUITY
Liabilities
Accounts payable and accrued expenses	$3,532,745	$2,713,543
Accrued expenses — related parties	2,000,000	455,485
Interest payable	4,968,858	8,251,023
Interest payable — related parties	594,534	4,376,299
Notes payable	104,284,443	153,364,326
Notes payable — related parties	79,177,405	77,700,155

Total liabilities	194,557,985	246,860,831
Member units — Series A preferred (500,000 authorized; 90,796 issued and outstanding as of December 31, 2009)	—	4,035,000
Member units — Series B preferred (50,000 authorized; 50,000 issued and outstanding as of December 31, 2009)	—	5,000,000
Member units — common (500,000 authorized; 450,000 issued and outstanding as of December 31, 2009 and 2008)	19,945,488	19,923,709
Accumulated deficit	(3,463,049)	(12,099,452)

Total members’ equity	16,482,439	16,859,257

Total liabilities and members’ equity	$211,040,424	$263,720,088

The accompanying notes are an integral part of this financial statement.

Imperial Holdings, LLC and Subsidiaries

CONSOLIDATED AND COMBINED STATEMENTS OF OPERATIONS
For the Years Ended December 31,

	2007	2008	2009

Agency fee income	$24,514,935	$48,003,586	$26,113,814
Interest income	4,887,404	11,914,251	21,482,837
Origination fee income	525,964	9,398,679	29,852,722
Gain on sale of structured settlements	—	442,771	2,684,328
Gain on forgiveness of debt	—	—	16,409,799
Other income	2,300	47,400	71,348

Total income	29,930,603	69,806,687	96,614,848
Interest expense	1,336,901	7,475,714	23,928,017
Interest expense — related parties	6,168	5,276,600	9,826,781
Provision for losses on loans receivable	2,331,637	10,767,928	9,830,318
Loss (gain) on loan payoffs and settlements, net	(224,551)	2,737,620	12,058,007
Amortization of deferred costs	125,909	7,568,541	18,339,220
Selling, general and administrative expenses	21,925,317	36,964,956	30,242,699
Selling, general and administrative — related parties	2,409,148	4,601,454	1,026,209

Total expenses	27,910,529	75,392,813	105,251,251

Net income (loss)	$2,020,074	$(5,586,126)	$(8,636,403)

Pro forma basic and diluted loss per share (unaudited)			$(1.49)

Pro forma weighted average shares outstanding (unaudited)			3,600,000

The accompanying notes are an integral part of this financial statement.

Imperial Holdings, LLC and Subsidiaries

CONSOLIDATED AND COMBINED STATEMENTS OF MEMBERS’ EQUITY
For the Years Ended December 31, 2007, 2008 and 2009

							Retained
	Member Units —		Member Units —		Member Units —		Earnings
	Common		Preferred A		Preferred B		(Accumulated)
	Units	Amounts	Units	Amounts	Units	Amounts	Deficit	Total

Balance, December 31, 2006	221,729	$9,854,640	—	$—	—	$—	$103,003	$9,957,643
Member contributions	228,271	10,145,360	—	—	—	—	—	10,145,360
Net income	—	—	—	—	—	—	2,020,074	2,020,074

Balance, December 31, 2007	450,000	20,000,000	—	—	—	—	2,123,077	22,123,077
Member distributions	—	(54,512)	—	—	—	—	—	(54,512)
Net loss	—	—	—	—	—	—	(5,586,126)	(5,586,126)

Balance, December 31, 2008	450,000	19,945,488	—	—	—	—	(3,463,049)	16,482,439
Member distributions	—	(21,779)	—	—	—	—	—	(21,779)
Conversion of debt	—	—	90,796	4,035,000	—	—	—	4,035,000
Proceeds from sale of preferred units	—	—	—	—	50,000	5,000,000	—	5,000,000
Net loss	—	—	—	—	—	—	(8,636,403)	(8,636,403)

Balance, December 31, 2009	450,000	$19,923,709	90,796	$4,035,000	50,000	$5,000,000	$(12,099,452)	$16,859,257

The accompanying notes are an integral part of these financial statements.

Imperial Holdings, LLC and Subsidiaries

CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS
For the Years Ended December 31,

	2007	2008	2009

Cash flows from operating activities
Net loss	$2,020,074	$(5,586,126)	$(8,636,403)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	405,049	794,306	888,446
Provision for doubtful accounts	287,676	1,046,178	1,289,353
Provision for losses on loans receivable	2,331,637	10,767,928	9,830,318
Loss (gain) of loan payoffs and settlements, net	(224,551)	2,737,620	12,058,007
Origination income	(525,964)	(9,398,679)	(29,852,722)
Gain on sale of structured settlements	—	(442,771)	(2,684,328)
Gain on forgiveness of debt	—	—	(16,409,799)
Interest income	(4,887,323)	(11,914,251)	(21,482,837)
Amortization of deferred costs	125,909	7,568,541	18,339,220
Change in assets and liabilities:
Certificate of deposit	(561,698)	(97,456)	(10,681)
Deposits	(419,248)	(19,717)	—
Agency fees receivable	(5,869,311)	(4,199,501)	5,416,509
Structured settlements receivables	(368,705)	(704,720)	4,658,300
Prepaid expenses and other assets	(930,953)	(2,201,314)	2,003,955
Accounts payable and accrued expenses	2,931,710	2,360,622	(536,823)
Interest payable	881,927	7,132,789	12,498,302

Net cash used in operating activities	(4,803,771)	(2,156,551)	(12,631,183)

Cash flows from investing activities
Purchases of fixed assets	(1,524,721)	(769,328)	(375,452)
Collection (purchase) of investment	(1,714,216)	1,714,216	(904,237)
Proceeds from loan payoffs	1,357,607	3,543,032	36,108,662
Originations of loans receivable, net	(37,528,305)	(107,301,524)	(64,143,742)

Net cash used in investing activities	(39,409,635)	(102,813,604)	(29,314,769)

Cash flows from financing activities
Member contributions	7,145,360	349,000	5,000,000
Member distributions	—	(54,512)	(21,779)
Payments of cash pledged as restricted deposits	(1,674,570)	(546,165)	1,536,111
Payment of financing fees	(672,205)	(22,608,882)	(17,168,828)
Repayment of borrowings under credit facilities	—	(15,289,740)	(22,665,616)
Repayment of borrowings from affiliates	—	(794,773)	(2,826,418)
Borrowings under credit facilities	35,559,122	131,823,862	73,402,645
Borrowings from affiliates	—	18,239,793	12,937,108

Net cash provided by financing activities	40,357,707	111,118,583	50,193,223

Net increase in cash and cash equivalents	(3,855,699)	6,148,428	8,247,271
Cash and cash equivalents, at beginning of year	5,350,799	1,495,100	7,643,528

Cash and cash equivalents, at end of year	$1,495,100	$7,643,528	$15,890,799

Supplemental disclosures of non-cash financing activities:
Conversion of debt to preferred member units	$—	$—	$4,035,000

Deferred costs paid directly by credit facility	$—	$10,926,246	$14,600,305

Notes contributed from members	3,000,000	—	—

Supplemental disclosures of cash flow information:
Cash paid for interest during the period	$458,830	$7,994,775	$20,311,173

The accompanying notes are an integral part of these financial statements.

Imperial Holdings, LLC and Subsidiaries

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
December 31, 2007, 2008 and 2009

NOTE 1 —	ORGANIZATION AND DESCRIPTION OF BUSINESS ACTIVITIES

Imperial Holdings, LLC (the “Company”) was formed pursuant to an operating agreement dated December 15, 2006 between IFS Holdings, Inc., IMEX Settlement Corporation, Premium Funding, Inc. and Red Oak Finance, LLC. The Company operates as a limited liability company. The Company, operating through its subsidiaries, is a specialty finance company with its corporate office in Boca Raton, Florida. As a limited liability company, each member’s liability is generally limited to the amounts reflected in their respective capital accounts. The Company operates in two reportable business segments: financing premiums for individual life insurance policies and purchasing structured settlements.

Premium Finance

A premium finance transaction is a transaction in which a life insurance policyholder obtains a loan, predominately through an irrevocable life insurance trust established by the insured, to pay insurance premiums for a fixed period of time. The Company’s typical premium finance loan is approximately two years in duration and is collateralized by the underlying life insurance policy. On each premium finance loan, the Company charges a loan origination fee and charges interest on the loan. In addition, the Company charges the referring agent an agency fee.

Structured Settlements

Washington Square Financial, LLC, a wholly owned subsidiary of the Company, purchases structured settlements from individuals. Structured settlements refer to a contract between a plaintiff and defendant whereby the plaintiff agrees to settle a lawsuit (usually a personal injury, product liability or medical malpractice claim) in exchange for periodic payments over time. A defendant’s payment obligation with respect to a structured settlement is usually assumed by a casualty insurance company. This payment obligation is then satisfied by the casualty insurer through the purchase of an annuity from a highly rated life insurance company, thereby providing a high credit quality stream of payments to the plaintiff.

Recipients of structured settlements are permitted to sell their deferred payment streams to a structured settlement purchaser pursuant to state statutes that require certain disclosures, notice to the obligors and state court approval. Through such sales, the Company purchases a certain number of fixed, scheduled future settlement payments on a discounted basis in exchange for a single lump sum payment.

NOTE 2 —	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation and Combination

The consolidated and combined financial statements include the accounts of the Company, all of its wholly-owned subsidiaries and its special purpose entities. The special purpose entities have been created to fulfill specific objectives. Also included in the consolidated and combined financial statements is Imperial Life Financing, LLC which is owned by two members of the Company and is combined with the Company for reporting purposes. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of these consolidated and combined financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates and such differences could be material. Significant estimates made by management include the

IMPERIAL HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)
December 31, 2007, 2008 and 2009

loan impairment valuation, allowance for doubtful accounts, and the valuation of investments in life settlements at December 31, 2009 and 2008.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, investments and all highly liquid instruments purchased with an original maturity of three months or less.

Loans Receivable

Loans receivable acquired or originated by the Company are reported at cost, adjusted for any deferred fees or costs in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 310-20, Receivables — Nonrefundable Fees and Other Costs, discounts, and loan impairment valuation. All loans are collateralized by life insurance policies. Interest income is accrued on the unpaid principal balance on a monthly basis based on the stated rate of interest on the loans. Discounts on loans receivable are accreted to interest income over the life of the loans using the effective interest method.

Loan Impairment Valuation

In accordance with ASC 310, Receivables, the Company specifically evaluates all loans for impairment based on the fair value of the underlying policies as collectability is primarily collateral dependent. The loans are considered to be collateral dependent as the repayment of the loans is expected to be provided by the underlying insurance policies. In the event of default of a loan, the Company has the option to take control of the underlying life insurance policy enabling it to sell the policy or for those loans that are insured (see below), collect the face value of the insurance certificate.

The loan impairment valuation is evaluated on a monthly basis by management and is based on management’s periodic review of the fair value of the underlying collateral. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. The loan impairment valuation is established when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal, interest, and origination fee due according to the contractual terms of the loan agreement. Once established, the impairment cannot be reversed to earnings.

The Company purchased lender protection insurance coverage on loans that were sold to or participated by Imperial Life Financing, LLC, Imperial PFC Financing, LLC, Imperial Life Financing II, LLC, and Imperial PFC Financing II, LLC. This insurance mitigates the Company’s exposure to significant losses which may be caused by declines in the value of the underlying life insurance policies. For loans that have lender protection insurance coverage, a loan impairment valuation adjustment is established if the carrying value of the loan exceeds the amount of coverage at the end of the period.

For the year ended December 31, 2009, the Company recognized an impairment charge of approximately $8,616,000 and $1,214,000 on the loans and related interest, respectively, and is reflected as a component of the provision for losses on loans receivable in the accompanying consolidated and combined statement of operations. For the year ending December 31, 2008, the Company recognized an impairment charge of approximately $9,346,000 and $1,422,000 related to impaired loans and interest, respectively.

Agency Fees Receivable

Agency fees are charged for services related to premium finance transactions. Agency fees are due per the signed fee agreement. Agency fees receivable are reported net of an allowance for doubtful accounts.

IMPERIAL HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)
December 31, 2007, 2008 and 2009

Management’s determination of the allowance for doubtful accounts is based on an evaluation of the commission receivable, prior collection history, current economic conditions, and other inherent risks. The Company reviews agency fees receivable aging on a regular basis to determine if any of the receivables are past due. The Company writes off all uncollectible agency fee receivable balances against its allowance. The allowance for doubtful accounts was approximately $120,000 and $769,000 for the years ended December 31, 2009 and 2008, respectively.

Deferred Costs

Deferred costs include costs incurred in connection with acquiring and maintaining credit facilities and costs incurred in connection with securing lender protection insurance. These costs are amortized over the life of the related loan using the effective interest method and are classified as amortization of deferred costs in the accompanying consolidated and combined statement of operations.

Interest Income and Origination Income

Interest income consists of interest earned on loans receivable, income from accretion of discounts on purchased loans, and accretion of discounts on purchased structured settlement receivables. Interest income is recognized when it is realizable and earned, in accordance with ASC 605, Revenue Recognition. Discounts are accreted over the remaining life of the loan using the effective interest method.

Loans often include origination fees which are fees payable to the Company on the date the loan matures. The fees are negotiated at the inception of the loan on a transaction by transaction basis. The fees are accreted into income over the term of the loan using the effective interest method.

Payments on loans are not due until maturity of the loan. As such, we typically do not have non-performing loans or non-accrual loans until post maturity of the loan. At maturity, the loans stop accruing interest and origination income.

Interest and origination income on impaired loans is recognized when it is realizable and earned accordance with ASC 605, Revenue Recognition. Persuasive evidence of an arrangement exists through a loan agreement which is signed by a borrower prior to funding and sets forth the agreed upon terms of the interest and origination fees. Interest income and origination income are earned over the term of the loan and are accreted using the effective interest method. The interest and origination fees are fixed and determinable based on the loan agreement. For impaired loans, we continually reassess whether the collectability of the interest income and origination income is reasonably assured because the fair value of the collateral typically increases over the term of the loan. Our assessment of whether collectability of interest income and origination income is probable is based on our estimate of proceeds to be received upon maturity of the loan. To the extent that additional interest income is not recognized as collectability is not considered probable, origination income is not recognized. This is consistent with the objective of the interest method, as described in ASC 310-20, of maintaining a constant effective yield on the net investment in the receivable. Since our loans are due upon maturity, we cannot determine whether a loan is performing or non-performing until maturity. For impaired loans, our estimate of proceeds to be received upon maturity of the loan is generally correlated to our current estimate of fair value of the insurance policy, which is the measure to which the loans have been impaired, but also incorporates expected increases in fair value of the insurance policy over the term of the loan, trends in the market, and our experience with loan payoffs.

Fixed Assets

Fixed assets are stated at cost less accumulated depreciation and amortization. The Company provides for depreciation of fixed assets on a straight-line basis over the estimated useful lives of the assets which range

IMPERIAL HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)
December 31, 2007, 2008 and 2009

from three to five years. Leasehold improvements are amortized using the straight-line method over the shorter of the expected life of the improvement or the remaining lease term.

Agency Fee Income

Agency fee income for the premium finance business is recognized as the loan is funded.

Loss in Loan Payoffs and Settlements, Net

When a premium finance loan matures, we record the difference between the net carrying value of the loan and the cash received, or the fair value of the life insurance policy that is obtained in the event of payment default, as a gain or loss on loan payoffs and settlements, net. This account was significantly impacted by the Acorn settlement (see Note 14) whereby the Company recorded a loss on loan payoffs and settlements of $10,182,000 and $1,868,000 during the years ended December 31, 2009 and 2008, respectively.

Marketing Expense

Marketing costs are expensed as incurred and were approximately $4,583,000, $6,053,000 and $2,298,000 for the years ended December 31, 2009, 2008 and 2007, respectively. These costs are included within selling, general and administrative expenses in the consolidated and combined statement of operations.

Investment in Life Settlements

When the Company becomes the owner of a life insurance policy following a default on a premium finance loan, the life insurance policy is accounted for as an investment in life settlements. Investments in life settlements are accounted for in accordance with ASC 325-30, Investments in Insurance Contracts, which states that an investor shall elect to account for its investments in life settlement contracts using either the investment method or the fair value method. The election is made on an instrument-by-instrument basis and is irrevocable. The Company has elected to account for these investments using the fair value method.

Investment in Other Companies

The Company uses the equity method of accounting to account for its investment in other companies which the Company does not control but over which it exerts significant influence; generally this represents ownership interest of at least 20% and not more than 50%. The Company considers whether the fair values of any of its investments have declined below their carrying values whenever adverse events or changes in circumstances indicate that recorded values may not be recoverable. If the Company considers any such decline to be other than temporary, a write-down would be recorded to estimated fair value. As of December 31, 2009, the Company has an investment in a life settlement fund (see Note 12) and the Company has not recorded any losses on this investment.

Fair Value Measurements

The Company follows ASC 820, Fair Value Measurements and Disclosures when required to measure fair value for recognition or disclosure purposes. ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a three-level hierarchy for fair value measurements which prioritizes and ranks the level of market price observability used in measuring investments at fair value. Investments measured and reported at fair value are classified and disclosed in one of the following categories:

Level 1 — Valuation is based on unadjusted quoted prices in active markets for identical assets and liabilities that are accessible at the reporting date. Since valuations are based on quoted prices that are

IMPERIAL HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)
December 31, 2007, 2008 and 2009

readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

Level 2 — Valuation is determined from pricing inputs that are other than quoted prices in active markets that are either directly or indirectly observable as of the reporting date. Observable inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and interest rates and yield curves that are observable at commonly quoted intervals.

Level 3 — Valuation is based on inputs that are both significant to the fair value measurement and unobservable. Level 3 inputs include situations where there is little, if any, market activity for the financial instrument. The inputs into the determination of fair value generally require significant management judgment or estimation.

The availability of valuation techniques and observable inputs can vary from investment to investment and is affected by a wide variety of factors including, the type of investment, whether the investment is new and not yet established in the marketplace, and other characteristics particular to the transaction.

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the investments existed. Accordingly, the degree of judgment exercised by the Company in determining fair value of assets and liabilities is greatest for items categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company’s own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the reporting date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many investments. This condition could cause an investment to be reclassified to a lower level within the fair value hierarchy. See Note 13 — Fair Value Measurements.

Income Taxes

The Company operates as a limited liability company. As a result, the income taxes on the earnings are payable by the member. Accordingly, no provision or liability for income taxes is reflected in the accompanying consolidated financial statements.

Effective January 1, 2007, the Company adopted the provisions of ASC 740, Income Taxes, related to uncertain tax positions. As required by the uncertain tax position guidance, the Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. At the adoption date, the Company applied the uncertain tax position guidance to all tax positions for which the statute of limitations remained open. The Company is subject to filing tax returns in the United States federal jurisdiction and various states. Tax regulations within each jurisdiction are subject to the interpretation of the

IMPERIAL HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)
December 31, 2007, 2008 and 2009

related tax laws and regulations and require significant judgment to apply. The Company’s open tax years for United States federal and state income tax examinations by tax authorities are 2006 to 2009. The Company’s policy is to classify interest and penalties (if any) as administrative expenses. The Company does not have any material uncertain tax positions; therefore, there was no impact on the Company’s consolidated financial statements.

Restricted Cash

Under the credit facility with Acorn, the Company was required to pledge collateral of at least 15% of the aggregate amount of loans held under the facility. As of December 31, 2008, the Company had pledged cash of approximately $2,221,000, which was classified as restricted cash. The restricted cash was released as part of the Acorn settlements agreement (see Note 14).

Risks and Uncertainties

In the normal course of business, the Company encounters economic risk. There are three main components of economic risk: credit risk, market risk and concentration of credit risk. Credit risk is the risk of default on the Company’s loan portfolio that results from a borrower’s inability or unwillingness to make contractually required payments. Market risk for the Company includes interest rate risk. Market risk also reflects the risk of declines in valuation of the Company’s investments.

Reclassifications

Certain reclassifications and other immaterial adjustments have been made to the previously issued amounts to conform their treatment to the current presentation. These adjustments had no impact on total assets or total equity. The impact on the statement of operations was immaterial.

Recent Accounting Pronouncements

In May 2009, the FASB issued authoritative guidance related to ASC 855, Subsequent Events. The guidance provides authoritative accounting literature related to evaluating subsequent events that was previously addressed only in the auditing literature. The guidance is similar to the current guidance with some exceptions that are not intended to result in significant change to current practice. This guidance is effective for interim and annual periods ending after June 15, 2009. We adopted the guidance and the adoption did not have an impact on our financial position, results of operations or cash flows.

In June 2009, the FASB issued authoritative guidance which established the FASB Accounting Standards Codification (“Codification” or “ASC”) as the source of authoritative GAAP recognized by the FASB to be applied to nongovernmental entities, and rules and interpretive releases of the Securities and Exchange Commission (SEC) as authoritative GAAP for SEC registrants. The codification supersedes all the existing non-SEC accounting and reporting standards upon its effective date and, subsequently, the FASB will not issue new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts. The guidance is not intended to change or alter existing GAAP. This guidance is effective for interim and annual periods ending after September 15, 2009. The guidance did not have an impact on our consolidated financial statements except that references to accounting standards have been updated to reflect the codification.

In August 2009 and September 2009, the FASB issued new guidance impacting ASC 820, Fair Value Measurement and Disclosures. The first guidance in August 2009 is intended to reduce ambiguity in financial reporting when measuring the fair value of liabilities. This guidance was effective for the first reporting period (including interim periods) after its issuance. The second guidance issued in September 2009 creates a practical expedient to measure the fair value of an alternative investment that does not have a readily

IMPERIAL HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)
December 31, 2007, 2008 and 2009

determinable fair value. This guidance also requires certain additional disclosures. This guidance is effective for interim and annual periods ending after December 15, 2009. The adoption of this guidance did not have a material impact on our consolidated financial statements.

Pro Forma Information (Unaudited)

The pro forma earnings per share for the year ended December 31, 2009 gives effect to (i) the consummation of the corporate conversion, pursuant to which all outstanding common and preferred limited liability company units (including all accrued but unpaid dividends thereon) and all principal and accrued interest outstanding under our promissory note in favor of IMPEX Enterprises, Ltd. will be converted into 1,573,000 shares of our common stock; (ii) the issuance of 27,000 shares of common stock to two of our employees pursuant to the terms of each of their respective phantom stock agreements; and (iii) the issuance and conversion of a $30.0 million debenture into 2,000,000 shares of our common stock.

Unaudited pro forma net income attributable to common stockholders per share is computed using the weighted-average number of common shares outstanding, including the pro forma effect of (i) to (iii) above, as if such conversion occurred at the beginning of the period. The pro forma net loss reflects a reduction of interest expense of $3,275,852 due to the conversion of a promissory note in favor of IMPEX Enterprises, Ltd. into shares of our common stock, which will occur prior to the closing of this offering, and the conversion of our promissory note in favor of Branch Office of Skarbonka Sp. z o.o into a $30.0 million debenture, and the conversion of that $30.0 million debenture into shares of our common stock, which will occur immediately prior to the closing of this offering.

The following table sets forth the computation of pro forma basic and diluted net loss per share:

Year Ended
December 31, 2009

Numerator (basic and diluted):
Pro forma net loss	$(5,360,551)

Denominator (basic and diluted):
Weighted average common shares outstanding	—
Add: Common shares from conversion of all outstanding common and preferred units and IMPEX debt	1,573,000
Add: Common shares from phantom stock agreements	27,000
Add: Common shares from conversion of $30.0 million debenture	2,000,000
Pro forma weighted average common shares outstanding	3,600,000

Pro forma net loss per share:
Basic and diluted	$(1.49)

NOTE 3 —	LIQUIDITY

The Company incurred an operating loss during 2009. The Company plans to obtain additional financing from third party lenders to continue to fund its operations. There can be no assurances that the additional financing will be available, or that, if available the financing will be obtainable on terms acceptable to the Company. If the Company fails to obtain additional financing, it may need to obtain additional financial support from its owners.

IMPERIAL HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)
December 31, 2007, 2008 and 2009

NOTE 4 —	DEFERRED COSTS

During 2009, the Company paid $16,910,000 in lender protection insurance premiums which are being capitalized and amortized over the life of the loans using the effective interest method. The balance of costs related to lender protection insurance premium included in deferred costs in the accompanying balance sheet at December 31, 2009 was approximately $21,001,000, net of accumulated amortization of approximately $28,351,000. The state surplus taxes on the lender protection insurance premiums are 3.6% to 4.0% of the premiums paid. The Company paid $647,000 in state surplus taxes during 2009. These costs are being capitalized and amortized over the life of the loans using the effective interest method. The balance of costs related to state surplus taxes included in deferred costs in the accompanying balance sheet at December 31, 2009 was approximately $1,190,000, net of accumulated amortization of approximately $590,000.

During 2009, the Company paid loan closing fees of approximately $1,350,000 related to the closing of the financing agreement with Cedar Lane Capital, LLC and approximately $629,000 related to the closing of the financing agreement with White Oak Global Advisors, LLC (see Note 14). These costs are being capitalized and amortized over the life of the credit facilities using the effective interest method. The balance of costs related to securing credit facilities included in deferred costs in the accompanying balance sheet at December 31, 2009 was approximately $4,108,000, net of accumulated amortization of approximately $2,995,000.

In May 2009, the Company settled its lawsuit with Acorn Capital Group, a credit facility (see Note 14) and capitalized legal fees related to the settlement for loans that continue per the Settlement Agreement. The costs are being capitalized and amortized over the life of the new agreement using the effective interest method. The balance of these costs included in deferred costs in the accompanying balance sheet at December 31, 2009 was approximately $24,000, net of accumulated amortization of approximately $62,000.

NOTE 5 —	DEPOSITS

In June 2007, the Company provided three $100,000 deposits to various states as a requirement for applying for and obtaining life settlement licenses in those states. The deposits are held by the state or custodians of the state and bear interest at market rates. Interest is generally distributed to the Company on a quarterly basis. Interest income of approximately $2,000 has been recognized on these deposits for the year ended December 31, 2009.

In June 2007, the Company purchased five surety bonds in various amounts as a requirement for applying for and obtaining life settlement licenses in certain states. The surety bonds were backed by a letter of credit by a regional bank which was collateralized by a certificate of deposit with the bank in the amount of $550,000.

In February 2008, the Company obtained a new letter of credit from a national bank which is collateralized by a certificate of deposit with the bank in the amount of $100,000. The certificate of deposit accrues interest at 2.23% per annum. The Company renewed the certificate of deposit on February 14, 2010 and it matures on February 14, 2011.

In May 2008, the Company redeemed the certificate of deposit that was purchased in June 2007 and received approximately $558,000 in cash, which included accrued interest. The Company amended the $100,000 letter of credit with the national bank to increase the letter of credit to $650,000. The Company purchased an additional certificate of deposit with the bank in the amount of $550,000. The certificate of deposit accrues interest at 1.00% per annum. The certificate of deposit was renewed on May 15, 2010 and it matures on May 15, 2012. The letter of credit expires on May 10, 2010.

IMPERIAL HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)
December 31, 2007, 2008 and 2009

The Company expects to continue to maintain the certificates of deposit as collateral for the foreseeable future. The certificates of deposit are recorded at cost in the balance sheet and are restricted at year end. Interest income of approximately $11,000 has been recognized as of December 31, 2009.

NOTE 6 —	FIXED ASSETS

Fixed assets at December 31, 2008 and 2009 are summarized as follows:

	2008	2009

Computer software and equipment	$1,644,636	$1,885,904
Furniture, fixtures and equipment	957,717	1,025,841
Leasehold improvements	465,836	531,896

	3,068,189	3,443,641
Less: Accumulated depreciation	1,217,851	2,106,297

Fixed assets, net	$1,850,338	$1,337,344

Depreciation expense for the years ended December 31, 2009, 2008 and 2007 was approximately $888,000, $794,000 and $405,000, respectively.

NOTE 7 —	LOANS RECEIVABLE

A summary of loans receivables at December 31, 2008 and 2009 is as follows:

	2008	2009

Loan principal balance	$147,937,524	$167,691,534
Loan origination fees, net	11,021,018	33,044,935
Discount, net	(1,353,041)	(26,403)
Loan impairment valuation	(8,861,910)	(11,598,764)

Loans receivable, net	$148,743,591	$189,111,302

An analysis of the changes in loans receivable principal balance during the years ended December 31, 2008 and 2009 is as follows:

	2008	2009

Loan principal balance, beginning	44,792,648	147,937,524
Loan originations	97,558,515	51,572,637
Purchases from related party	724,876	—
Subsequent year premiums paid net of reimbursement	12,975,647	15,875,702
Loan write-offs	(5,163,552)	(12,997,742)
Loan payoffs	(2,950,610)	(29,607,625)
Loans transferred to investments in life settlements	—	(5,088,962)

Loan principal balance, ending	147,937,524	167,691,534

Loan origination fees include origination fees which are payable to the Company on the date the loan matures. The loan origination fees are reduced by any direct costs that are directly related to the creation of the loan receivable in accordance with ASC 310-20, Receivables — Nonrefundable Fees and Other Costs, and the net balance is accreted over the life of the loan using the effective interest method. Discounts include

IMPERIAL HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)
December 31, 2007, 2008 and 2009

purchase discounts, net of accretion, which are attributable to loans that were acquired from affiliated companies under common ownership and control.

In accordance with ASC 310, Receivables, the Company specifically evaluates all loans for impairment based on the fair value of the underlying policies as foreclosure is considered probable. The loans are considered to be collateral dependent as the repayment of the loans is expected to be provided by the underlying policies.

A summary of our investment in impaired loans at December 31, 2008 and 2009 is as follows:

	2008	2009

Loan receivable, net	30,096,732	54,647,002
Interest receivable, net	798,466	6,439,733

Investment in impaired loans	30,895,198	61,096,031

The amount of the investment in impaired loans that had an allowance as of December 31, 2008 and 2009 was $30,895,000 and $61,096,000, respectively. The amount of the investment in impaired loans that did not have an allowance was $0 as of December 31, 2008 and 2009, respectively. The average investment in impaired loans during the years ended December 31, 2008 and 2009 was approximately $16,452,000 and $45,996,000, respectively. The interest recognized on the impaired loans was approximately $7,670,000 and $2,227,000 for the year ended December 31, 2009 and 2008, respectively.

An analysis of the loan impairment valuation for the year ended December 31, 2009 is as follows:

	Loans	Interest
	Receivable	Receivable	Total

Balance at beginning of period	$8,861,910	$1,441,552	$10,303,462
Provision for loan losses	8,616,097	1,214,221	9,830,318
Charge-offs	(5,879,243)	(867,229)	(6,746,472)
Recoveries	—	—	—

Balance at end of period	$11,598,764	$1,788,544	$13,387,308

An analysis of the loan impairment valuation for the year ended December 31, 2008 is as follows:

	Loans	Interest
	Receivable	Receivable	Total

Balance at beginning of period	$2,250,580	$81,057	$2,331,637
Provision for loan losses	8,927,947	1,839,981	10,767,928
Charge-offs	(2,316,617)	(479,486)	(2,796,103)
Recoveries	—	—	—

Balance at end of period	$8,861,910	$1,441,552	$10,303,462

The allowance for interest receivable represents interest that is not expected to be collected. At the time the interest income was recognized and at the end of the reporting period in which the interest income was recognized, the interest income was believed to be collectible. The Company continually reassesses whether interest income is collectible in conjunction with its loan impairment analysis. The allowance for interest receivable represents interest that was determined to be uncollectible during a reporting period subsequent to the initial recognition of the interest income.

IMPERIAL HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)
December 31, 2007, 2008 and 2009

As of December 31, 2009, the loan portfolio consisted of loans due in the next 2 to 5 years with both fixed (8.5% average interest rate among all fixed rate loans, compounded monthly) and variable (10.7% average interest rate among all variable rate loans) interest rates.

During 2009 and 2008, the Company originated 194 and 499 loans receivable with a principal balance of approximately $51,227,000 and $99,557,000, respectively. The balances of these loans were financed from the Company’s credit facilities. All loans were issued to finance insurance premiums. Loan interest receivable at December 31, 2009 and 2008, was approximately $21,030,000, and $8,604,000 net of impairment of approximately $1,789,000 and $1,442,000, respectively. As of December 31, 2009, there were 696 loans with the average loan balance of approximately $246,000.

In November 2008, the Company acquired two loans from an affiliated company under common ownership and control for cash. These loans were purchased by the affiliated company and had an unpaid principal balance at the date of purchase of approximately $725,000 and were purchased for approximately $811,000, which included approximately $691,000 for the loans and approximately $120,000 for purchased interest. The resulting discount at date of purchase was approximately $34,000 and is accreted over the life of the loans.

In 2009 and 2008, the Company financed subsequent premiums to keep the underlying insurance policies in force on 485 and 284 loans receivable with a principal balance of approximately $15,718,000 and $8,354,000, respectively. This balance included approximately $6,204,000 and $3,371,000 of loans financed from the Company’s credit facilities and approximately $9,514,000 and $4,983,000 of loans financed with cash received from affiliated companies, respectively.

During 2009 and 2008, 110 and 10 of the Company’s loans were paid off with proceeds totaling approximately $36,109,000 and $3,543,000, respectively, of which approximately $27,864,000 and $3,005,000 was for the principal of the loans and approximately $3,775,000 and $476,000 was for accrued interest, respectively. The loans had discount balances at the time of repayment totaling approximately $60,000 and $391,000, respectively. The Company recognized losses of approximately $73,000 and $441,000 on these transactions, respectively.

The Company wrote off 94 and 18 loans during 2009 and 2008 respectively, because the collectability of the original loans was unlikely and the underlying policies were allowed to lapse. The principal amount written off was approximately $3,309,000 and $3,348,000 with accrued interest of approximately $572,000 and $552,000, respectively, and accreted origination fees of approximately $153,000. The Company had an impairment associated with these loans of approximately $1,471,000 and $2,605,000 and incurred a loss on these loans of approximately $2,612,000 and $1,245,000, respectively.

During 2009 and 2008, the Company wrote off 64 and 11 loans, respectively related to the Acorn facility (see Note 14). The principal amount written off was approximately $8,441,000 and $1,761,000 with accrued interest of approximately $1,031,000 and $192,000, and origination receivable of approximately $559,000 and $52,000, respectively. The Company had an impairment associated with these loans of approximately $584,000 and $137,000, and incurred a loss on these loans of approximately $10,182,000 and $1,868,000, respectively.

IMPERIAL HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)
December 31, 2007, 2008 and 2009

NOTE 8 —	ORIGINATION FEES

A summary of the balances of origination fees that are included in loans receivable in the consolidated and balance sheet as of December 31 is as follows:

	2008	2009

Loan origination fees gross	$46,124,533	$57,641,266
Un-accreted origination fees	(36,257,855)	(25,211,898)
Amortized loan originations costs	1,154,340	615,567

Total	$11,021,018	$33,044,935

Loan origination fees are fees payable to the Company on the date of loan maturity or repayment. Loan origination costs are deferred costs that are directly related to the creation of the loan receivable.

NOTE 9 —	AGENCY FEES RECEIVABLE

Agency fees receivable are agency fees due from insurance agents related to premium finance loans. The balance of agency fees receivable at December 31, 2009 and 2008 were approximately $2,165,000 and $8,871,000 respectively, net of a reserve of approximately $120,000 and $769,000, respectively. Bad debt expense was approximately $1,289,000 and $1,046,000 at December 31, 2009 and 2008, respectively, and is included in selling, general and administrative expenses on the consolidated and combined statement of operations.

An analysis of the changes in the allowance for doubtful accounts for past due agency fees during the years ended December 31, 2008 and 2009 is as follows:

	Year Ended
	December 31,
	2008	2009

Balance at beginning of period	$287,676	$768,806
Bad debt expense	536,490	1,290,241
Write-offs	(55,360)	(1,939,161)
Recoveries	—	—

Balance at end of period	$768,806	$119,886

NOTE 10 —	STRUCTURED SETTLEMENTS

Total income recognized on structured settlement transactions for the year ended December 31, 2009 was approximately $1,211,000 through accretion. The receivables at December 31, 2009 were approximately $152,000, net of a discount of approximately $153,000.

During 2009, the Company sold several structured settlements with proceeds totaling approximately $15,344,000, of which approximately $31,519,000 was for receivables, net of a discount of approximately $18,539,000, and a holdback of approximately $320,000. The Company recognized a gain of approximately $2,684,000 on this transaction. The Company was also retained to service the future collections on one of the sales and collected approximately $90,000 at December 31, 2009 for future servicing activity. This amount is reflected in the accounts payable, accrued expenses, and other liabilities section of the balance sheet.

The holdback is equal to the aggregate amount of payments due and payable by the annuity holder within 90 days after the date of sale. These amounts are held back in accordance with the purchase agreement and will be released upon proof of collection by the Company acting as servicer. Of the total holdback of

IMPERIAL HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)
December 31, 2007, 2008 and 2009

approximately $320,000 receivable at December 31, 2009, approximately $102,000 was collected subsequent to year end. The remaining $218,000 was received from the annuity issuers but the holdback was not released to the Company until June, 2010. As such, this amount was recorded as a receivable as of December 31, 2009.

NOTE 11 —	INVESTMENT IN LIFE SETTLEMENTS (LIFE INSURANCE POLICIES)

During 2009, the Company acquired certain life insurance policies as a result of certain of the Company’s borrowers defaulting on premium finance loans and relinquishing the underlying policy to the Company in exchange for being released from further obligations under the loan. The Company elected to account for these policies using the fair value method. The fair value is determined on a discounted cash flow basis, incorporating current life expectancy assumptions. The discount rate incorporates current information about market interest rates, the credit exposure to the insurance company that issued the life settlement contracts and the Company’s estimate of the risk premium an investor in the policy would require.

During 2009, the Company recognized a gain of approximately $843,000 which was recorded at the time of foreclosure related to recording the policies acquired at the transaction price (fair value of the policy) which is included in loss on loan payoffs and settlements, net in the accompanying consolidated and combined statement of operations. The following table describes the Company’s investment in life settlements as of December 31, 2009:

Remaining	Number of
Life Expectancy	Life Settlement	Fair	Face
(In Years)	Contracts	Value	Value

0-1	—	$—	$—
1-2	—	—	—
2-3	—	—	—
3-4	—	—	—
4-5	—	—	—
Thereafter	27	4,306,280	72,875,000

Total	27	$4,306,280	$72,875,000

Of the 27 policies held as of December 31, 2009, none of these policies previously had lender protection insurance related to their premium finance loans prior to being classified as investments in life settlements.

Premiums to be paid for each of the five succeeding fiscal years to keep the life insurance policies in force as of December 31, 2009, are as follows:

2010	$1,523,016
2011	1,667,116
2012	1,689,947
2013	1,800,647
2014	1,954,147
Thereafter	23,899,310

$32,534,183

NOTE 12 —	INVESTMENT IN LIFE SETTLEMENT FUND

On September 3, 2009, the Company formed MXT Investments, LLC (“MXT Investments”) as a wholly-owned subsidiary. MXT Investments signed an agreement with Insurance Strategies Fund, LLC (“Insurance

IMPERIAL HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)
December 31, 2007, 2008 and 2009

Strategies”) whereby MXT Investments would purchase an equity interest in Insurance Strategies in exchange for providing financing for the acquisition of life insurance policies. Insurance Strategies would purchase life insurance policies from the Company and other sources. During 2009, MXT Investments contributed approximately $904,000 to Insurance Strategies and Insurance Strategies purchased 5 insurance policies from the Company for approximately $1,434,000. No gain was recognized on the transaction due to the related equity contribution made by MXT Investments into Insurance Strategies. As of December 31, 2009, MXT Investments had investments in Insurance Strategies of $542,000, net of deferred gains of $362,000.

NOTE 13 —	FAIR VALUE MEASUREMENTS

The balances of the Company’s assets measured at fair value on a recurring basis as of December 31, 2009, are as follows:

				Total
	Level 1	Level 2	Level 3	Fair Value

Assets:
Investment in life settlements	$—	$—	$4,306,280	$4,306,280

The following table provides a roll-forward in the changes in fair value for the year ended December 31, 2009, for all assets for which the Company determines fair value using a material level of unobservable (Level 3) inputs.

Balance, December 31, 2008	$—
Change in unrealized appreciation	—
Acquisition of policies	4,306,280

Balance, December 31, 2009	$4,306,280

Unrealized appreciation, December 31, 2009	$—

Investments in insurance policies were acquired in conjunction with the acquisition of life insurance policies upon relinquishment by the borrower after default on premium finance loans during September to December 2009. During this time there were no significant changes in life expectancy assumptions, market interest rates, credit exposure to insurance companies, or estimated risk margins required by investors. As such, the cost approximates the fair value and no unrealized appreciation or depreciation occurred during the period.

The Company’s impaired loans are measured at fair value on a non-recurring basis, as the carrying value is based on the fair value of the underlying collateral. The method used to estimate the fair value of impaired collateral-dependent loans depends on the nature of the collateral. For collateral that has lender protection insurance coverage, the fair value measurement is considered to be Level 2 as the insured value is an observable input and there are no material unobservable inputs. For collateral that does not have lender protection insurance coverage, the fair value measurement is considered to be Level 3 as the estimated fair value is based on a model whose significant inputs into are the life expectancy of the insured and the discount rate, which are not observable. As of December 31, 2009 and 2008, the Company had insured impaired loans (Level 2) with a net carrying value, which includes principal, accrued interest, and accreted origination fees, net of impairment, of approximately $57,495,000 and $25,174,000, respectively. As of December 31, 2009 and 2008, the Company had uninsured impaired loans (Level 3) with a net carrying value of approximately $3,601,000 and $5,721,000, respectively. The provision for losses on loans receivable related to impaired loans was approximately $9,830,000 and $10,768,000 for the years ended December 31, 2009 and 2008, respectively.

IMPERIAL HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)
December 31, 2007, 2008 and 2009

NOTE 14 —	NOTES PAYABLE

A summary of the principal balances of notes payable included in the consolidated and combined balance sheet as of December 31, 2009 is as follows:

Total Notes
Payable

Acorn Capital Group	$9,178,805
CTL Holdings, LLC	49,743,657
Ableco Finance	96,173,950
White Oak, Inc.	26,594,974
Cedar Lane	11,806,000
Other Note Payable	9,627,123
Related Party	27,939,972

Total	$231,064,481

Acorn Capital Group

A lender, Acorn Capital Group (“Acorn”), breached a credit facility agreement with the Company by not funding ongoing premiums on certain life insurance policies serving as collateral for premium finance loans. The first time that they failed to make scheduled premium payments was in July 2008 and the Company had no forewarning that this lender was experiencing financial difficulties. When they stopped funding under the credit facility, the Company had no time to seek other financing to fund the ongoing premiums. The result was that a total of 81 policies lapsed due to non-payment of premiums from January 1, 2008 though March 31, 2010.

In May 2009, the Company entered a settlement agreement whereby Acorn released us from our obligations related to the credit agreement. Acorn subsequently assigned all of is rights and obligations under the settlement agreement to Asset Based Resource Group, LLC (“ABRG”). As part of the settlement agreement, the Company continues to service the original loans and ABRG determines whether or not it will continue to fund the loans. If ABRG chooses not to continue funding a loan, the Company has the option to fund the loan or try to sell the loan or related policy to another party. If ABRG funds the premium payment, this additional funding is evidenced by a new note, with an annual interest rate of 14.5% per annum, which is due and payable by the Company thirteen (13) months following the advance. During 2008, the Company recorded losses of approximately $1,868,000 related to policies that lapsed where ABRG decided not to fund the second year premium. Once the Company is legally released from their debt obligation either judicially or by ABRG, the Company will record a corresponding debt reduction. During 2009, the Company recorded additional losses of approximately $10,182,000 related to additional policies that lapsed.

As part of the settlement agreement, new notes were signed with annual interest rates of 14.5% compounding annually and totaled approximately $12,650,000 on May 19, 2009. On the notes that were cancelled by ABRG, the Company was forgiven principal totaling approximately $13,783,000 and interest of approximately $2,627,000 in 2009. As of December 31, 2009 and 2008 the Company owed approximately $9,179,000 and $22,440,000, respectively, and accrued interest was approximately $2,412,000 and $3,214,000, respectively.

CTL Holdings LLC

On December 27, 2007, Imperial Life Financing, LLC was formed to enter into a $50,000,000 loan agreement with CTL Holdings, LLC, an affiliated entity under common ownership and control, Imperial Life

IMPERIAL HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)
December 31, 2007, 2008 and 2009

Financing, LLC has used the proceeds of the loan to fund our origination of premium finance loans in exchange for a participation interest in the loans. There were no borrowings under this arrangement during 2007.

In April 2008, CTL Holdings, LLC, entered into a participation agreement with Perella Weinberg Partners Asset Based Value Master Fund II, L.P. with Imperial Holdings, LLC as the guarantor whereby Perella Weinberg Partners contributed $10,000,000 for an interest in the participated notes with Imperial Life Finance, LLC. In connection with Perella’s purchase of the participation interest, we agreed to reimburse CTL Holdings’ sole owner, Cedarmount, for any amounts paid or allocated to Perella under the participation agreement which cause Cedarmount’s rate of return paid by Imperial Life Financing to be less than 10% per annum on the funds Cedarmount advanced to CTL Holdings to make loans to us or cause Cedarmount not to recover its invested capital.

In April 2008, the CTL Holdings, LLC loan agreement was amended and the authorized borrowings were increased from $50,000,000 to $100,000,000. The first $50,000,000 tranche (Tranche A) was restricted such that no further advances could be made with the exception of funding second year premiums. All new advances are made under the second $50,000,000 tranche (Tranche B). The credit facility matures on December 26, 2012.

The loans are payable as the corresponding premium finance loans mature and as of March 31, 2010, bear a weighted average annual interest rate of approximately 10.31% on average. The Company is subject to several restrictive covenants under the facility. The restrictive covenants include items such as restrictions on the ability to pay dividends or incur additional indebtedness by Imperial Life Financing, LLC. The Company believes it is in compliance at December 31, 2009. All of the assets of Imperial Life Financing, LLC serve as collateral under the credit facility. The outstanding principal at December 31, 2009 and 2008 was approximately $21,863,000 and $44,391,000, respectively and accrued interest was approximately $46,000 and $32,000, respectively.

In November 2008, Imperial Life Financing, LLC entered into a promissory note for $30,000,000 with CTL Holdings, LLC. The note is due on December 26, 2012 and bears interest at a fixed rate per advance. The average interest rate as of December 31, 2009 is approximately 10.2%. The outstanding principal at December 31, 2009 and 2008 was approximately $27,881,000 and $16,190,000, respectively, and accrued interest was approximately $2,820,000 and $100,000, respectively. There are no financial or restrictive covenants under this promissory note.

Ableco Finance

On July 22, 2008, Imperial PFC Financing, LLC was formed to enter into a loan agreement with Ableco Finance, LLC, so that Imperial PFC Financing, LLC could purchase Imperial Premium Finance notes for cash or a participation interest in the notes. The loan agreement is for $100,000,000. In October 2009, Imperial PFC Financing, LLC signed an amendment to the loan agreement adding a revolving line of credit of $3,000,000 to only be used to pay down interest. The agreement is for a term of three years and the borrowings bear an annual interest rate of 16.5% compounded monthly. The Company is subject to several restrictive covenants under the facility. The restrictive covenants include items such as restrictions on the ability to pay dividends or incur additional indebtedness by Imperial PFC Financing, LLC. The Company believes it is in compliance at December 31, 2009. The notes are payable 26 months from the date of issuance. All of the assets of Imperial PFC Financing, LLC serve as collateral under this credit facility. The loan matures February 7, 2011. The outstanding principal at December 31, 2009 and 2008 was approximately $96,174,000 and $71,594,000, respectively and accrued interest was approximately $1,401,000 and $1,153,000, respectively.

IMPERIAL HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)
December 31, 2007, 2008 and 2009

White Oak, Inc.

On February 5, 2009, Imperial Life Financing II, LLC, was formed to enter into a loan agreement with White Oak Global Advisors, LLC, so that Imperial Life Financing II, LLC could purchase Imperial Premium Finance notes in exchange for cash or a participation interest in the notes.

The loan agreement is for $15,000,000. The interest rate for each borrowing made under the agreement varies and the weighted average interest rate for the loans under this facility as of December 31, 2009 was 22.0%. All of the assets of Imperial Life Financing II, LLC serve as collateral under this facility. The Company is subject to several restrictive covenants under the facility. The restrictive covenants include items such as restrictions on the ability to pay dividends or incur additional indebtedness by Imperial Life Financing II, LLC. The Company believes it is in compliance at December 31, 2009. The notes are payable 6-26 months from issuance and the facility matures on September 30, 2011.

In September 2009, the Imperial Life Financing II, LLC loan agreement was amended to increase the commitment by $12,000,000 to a total commitment of $27,000,000. All of the assets of Imperial Life Financing II, LLC serve as collateral under this facility. The notes are payable 6-26 months from issuance and the facility matures on March 11, 2012. The outstanding principal at December 31, 2009 was approximately $26,595,000 and accrued interest was approximately $3,858,000.

Cedar Lane

On December 2, 2009, Imperial PFC Financing II, LLC was formed to enter into a financing agreement with Cedar Lane Capital, LLC, so that Imperial PFC Financing II, LLC could purchase Imperial Premium Finance notes for cash or a participation interest in the notes. The financing agreement is for a minimum of $5,000,000 to a maximum of $250,000,000. The agreement is for a term of 28 months from the time of borrowing and the borrowings bear an annual interest rate of 14%, 15% or 16%, depending on the class of lender and are compounded monthly. The Company had available capacity under the facility of approximately $238,194,000 at December 31, 2009. All of the assets of Imperial PFC Financing II, LLC serve as collateral under this credit facility. The Company is subject to several restrictive covenants under the facility. The restrictive covenants include items such as restrictions on the ability to pay dividends or incur additional indebtedness by Imperial PFC Financing II, LLC. The Company believes it is in compliance at December 31, 2009. The outstanding principal at December 31, 2009 was approximately $11,806,000 and accrued interest was approximately $111,000.

Other Note Payable

On August 31, 2009, the Company extended its promissory note, with an unrelated party, with a revolving line of credit of $25,000,000. This note plus accrued interest are due and payable in full in one lump sum on August 1, 2011, unless the lender shall provide notice on or prior to the third business day prior to the originally scheduled maturity date or any extended maturity date demanding payment on such date, the maturity date shall be extended automatically for an additional 60 days. This note bears an annual interest rate of 16.5%. The available credit on this note as of December 31, 2009 was approximately $15,373,000.

There is no collateral pledged to secure this note. As of December 31, 2009 and 2008, the balance of the note was approximately $9,627,000 and $11,572,000, respectively, with accrued interest of approximately $469,000 and $86,000, respectively. There are no financial or restrictive covenants contained in this promissory note.

IMPERIAL HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)
December 31, 2007, 2008 and 2009

Related Party

As of December 31, 2008, the Company had a note with a related party with principal and accrued interest of approximately $2,513,000 and $16,000, respectively. During 2009, this note was converted to preferred equity units (see NOTE 18). There was no gain or loss recorded as a result of this transaction as the fair value of the equity approximated the fair value of the debt at the time of conversion.

In June 2008 and in August 2008, the Company entered into balloon promissory note agreements with a related party where money was borrowed to cover operating expenses of approximately $5,000,000 and $1,600,000, respectively. The loan agreements are unsecured, have terms of two years, and bear an annual interest rate of 16.5% compounded monthly. In August 2009, the Company paid off these notes with proceeds from a note issued with a new debtor which bears an interest rate of 16.5% and matures on August 1, 2011. The outstanding principal balance of this new note at December 31, 2009 was approximately $17,616,000 and accrued interest was approximately $980,000. There are no financial or restrictive covenants contained in this promissory note.

In August 2008, the Company entered into balloon promissory note agreements with a related party where money was borrowed to cover operating expenses of approximately $2,049,000 of which $274,000 was repaid within two months, leaving a balance of approximately $1,775,000. The loan agreements were for $1,500,000; $200,000; and $75,000, are unsecured, have terms of two years, and bear an annual interest rate of 16% compounded monthly. This note was converted to preferred equity units during 2009 (see Note 18). There was no gain or loss recorded as a result of this transaction as the fair value of the equity approximated the fair value of the debt at the time of conversion.

In October 2008, the Company entered into two balloon promissory note agreements with a related party where money was borrowed to cover operating expenses of approximately $8,900,000. The loan agreements were for $4,450,000 each, are unsecured, have terms of two years, and bear an annual interest rate of 16.5% compounded monthly. On August 31, 2009, these notes were assigned to another related party and consolidated into a new revolving promissory note which bears an interest rate of 16.5% and matures on August 1, 2011. The outstanding principal at December 31, 2009 was approximately $10,324,000 and accrued interest was approximately $569,000. There are no financial or restrictive covenants contained in this promissory note.

Maturities

The aggregate maturities of notes payable subsequent to December 31, 2009 are as follows:

							Other
							Related
	Acorn	CTL	Ableco	White Oak	Cedar Lane	Other	Party	Total

2010	$9,178,805	$24,936,541	$—	$6,036,372	$—	$—	$—	$40,151,718
2011	—	21,481,589	96,173,950	20,558,602	—	9,627,123	27,939,972	175,781,236
2012	—	3,325,527	—	—	11,806,000	—	—	15,131,527

	$9,178,805	$49,743,657	$96,173,950	$26,594,974	$11,806,000	$9,627,123	$27,939,972	$231,064,481

NOTE 15 —	SEGMENT INFORMATION

The Company operates in two segments: financing premiums for individual life insurance policies and purchasing structured settlements. The premium finance segment provides financing in the form of loans to trusts and individuals for the purchase of life insurance policies and the loans are collateralized by the life insurance policies. The structured settlements segment purchases structured settlements from individuals.

IMPERIAL HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)
December 31, 2007, 2008 and 2009

Recipients of structured settlements are permitted to sell their deferred payment streams to a structured settlement purchaser pursuant to state statutes that require certain disclosures, notice to the obligors and state court approval. Through such sales, the Company purchases a certain number of fixed, scheduled future settlement payments on a discounted basis in exchange for a single lump sum payment.

The performance of the segments is evaluated on the segment level by members of the Company’s senior management team. Cash and income taxes generally are managed centrally. Performance of the segments is based on revenue and cost control.

Segment results and reconciliation to consolidated net income were as follows:

	Year Ended
	December 31	December 31	December 31
	2007	2008	2009

Premium finance
Income
Agency fee income	$24,514,935	$48,003,586	$26,113,814
Origination income	525,964	9,398,679	29,852,722
Interest income	4,879,416	11,339,822	20,271,581
Gain on forgiveness of debt	—	—	16,409,799
Other income	—	—	398

	29,920,315	68,742,087	92,648,314

Direct segment expenses
Interest expense	776,621	9,913,856	28,466,092
Provision for losses	2,331,637	10,767,928	9,830,318
Loss (gain) on loans payoff and settlements, net	(224,551)	2,737,620	12,058,007
Amortization of deferred costs	125,909	7,568,541	18,339,220
SG&A expense	15,081,517	21,744,468	13,741,737

	18,091,133	52,732,413	82,435,374

Segment operating income	$11,829,182	$16,009,674	$10,212,940

IMPERIAL HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)
December 31, 2007, 2008 and 2009

	Year Ended
	December 31	December 31	December 31
	2007	2008	2009

Structured settlements
Income
Gain on sale of structured settlements	$—	$442,771	$2,684,328
Interest income	7,988	574,429	1,211,256
Other income	2,300	47,400	70,950

	10,288	1,064,600	3,966,534

Direct segment expenses
SG&A expenses	2,722,377	9,770,400	9,474,887

Segment operating loss	$(2,712,089)	$(8,705,800)	$(5,508,353)

Consolidated
Segment operating income	$9,117,093	$7,303,874	$4,704,587
Unallocated expenses
SG&A expenses	6,530,571	10,051,542	8,052,284
Interest expense	566,448	2,838,458	5,288,706

	7,097,019	12,890,000	13,340,990

Net income (loss)	$2,020,074	$(5,586,126)	$(8,636,403)

Segment assets and reconciliation to consolidated total assets were as follows:

	December 31	December 31
	2008	2009

Direct segment assets
Premium finance	$205,428,688	$245,574,288
Structured settlements	2,299,720	9,201,017

	207,728,408	254,775,305
Other unallocated assets	3,312,016	8,944,783

	$211,040,424	$263,720,088

Amounts are attributed to the segment that holds the assets. There are no intercompany sales and all intercompany account balances are eliminated in segment reporting.

NOTE 16 —	RELATED PARTY TRANSACTIONS

The Company obtained brokerage services from a related party. The Company incurred expenses of approximately $1,521,000 for the year ended December 31, 2008 for commissions related to broker services provided by this related party. The Company owed this broker $78,000 at December 31, 2008. There were no services obtained from this broker for the year ended December 31, 2009.

The Company incurred consulting fees of approximately $926,000 and $3,082,000 for the years ended December 31, 2009 and 2008, respectively, for services provided by parties related to the Company. As of December 31, 2009 and 2008, there was approximately $354,000 and $2,000,000 owed to these related parties, respectively.

IMPERIAL HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)
December 31, 2007, 2008 and 2009

NOTE 17 —	COMMITMENTS AND CONTINGENCIES

The Company leases office space under operating lease agreements. The leases expire at various dates through 2012. Some of these leases contain a provision for a 5% increase of the base rent annually on the anniversary of the rent commencement date.

Future minimum payments under operating leases for years subsequent to December 31, 2009 are as follows:

Year Ending December 31,

2010	$550,220
2011	557,087
2012	115,438

$1,222,745

Rent expense under these leases was approximately $549,000, $509,000 and $369,000 for the years ended December 31, 2009, 2008 and 2007, respectively. Rent expense is recorded on a straight-line basis over the term of the lease. The difference between actual rent payments and straight-line rent expense is recorded as deferred rent. Deferred rent in the amount of $77,000 and $66,000 at December 31, 2009 and 2008, respectively, is included in accounts payable and accrued expenses in the accompanying consolidated and combined balance sheets.

NOTE 18 —	PREFERRED EQUITY

On June 30, 2009, a related party converted outstanding debt of $2,260,000 for 50,855 units of Series A Preferred Units of equity with a face amount of $44.44 per unit. Series A Preferred Units are non-voting, non-convertible, can be redeemed at any time by the Company for an amount equal to the applicable unreturned preferred capital amount allocable to the Series A Preferred Units sought to be redeemed, plus any accrued and unpaid preferred return, and shall be entitled to priority rights in distribution and liquidations as set forth in the Operating Agreement. The rate of preferred return is 16.5% per annum.

On June 30, 2009, a related party converted outstanding debt of $1,775,000 for 39,941 units of Series A Preferred Units of equity with a face amount of $44.44 per unit.

Dividends in arrears for all Series A Preferred Units at December 31, 2009 were approximately $344,000.

On December 30, 2009, two related parties contributed $5,000,000 for 50,000 units of Series B Preferred Units of equity with a liquidating preference of $100.00 per unit. Series B Preferred Units are non-voting, non-convertible, can be redeemed at any time by the Company for an amount equal to the applicable unreturned preferred capital amount allocable to the Series B Preferred Units sought to be redeemed, plus any accrued and unpaid preferred return, and shall be entitled to priority rights in distribution and liquidations as set forth in the operating agreement. The rate of preferred return is 16.0% per annum. The dividends in arrears for all Series B Preferred Units at December 31, 2009 were approximately $4,000.

NOTE 19 —	EMPLOYEE BENEFIT PLAN

The Company has adopted a 401(k) plan that covers employees that have reached 18 years of age and completed three months of service. The plan provides for voluntary employee contributions through salary reductions, as well as discretionary employer contributions. For the year ended December 31, 2009 and 2008, there were no employer contributions made.

IMPERIAL HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)
December 31, 2007, 2008 and 2009

NOTE 20 —	SUBSEQUENT EVENTS

On April 7, 2010, Imperial Premium Finance, LLC signed a settlement agreement with Clearwater Consulting Concepts, LLP and was relieved of an obligation of approximately $73,000 related to an agreement where Clearwater Consulting Concepts referred clients to the Company. As part of the settlement, the Company paid approximately $38,000 which was accrued for at December 31, 2009.

To retain the life settlement license for the State of Utah for 2010, the Company was required to increase the surety bond from $50,000 to $250,000. The Company increased its letter of credit and certificate of deposit by $200,000 on January 29, 2010.

On March 31, 2010, one related party contributed $7,000,000 for 70,000 units of Series C Preferred Units with a liquidating preference of $100.00 per unit. The rate of preferred return is equal to 16.0% per annum.

On June 30, 2010, we sold to a related party 7,000 units of Series D Preferred Units with a liquidating preference of $100.00 per unit for an aggregate amount of $700,000. The rate of preferred return is equal to 16.0% per annum.

The Company is not aware of any other subsequent events which would require recognition or disclosure in the financial statements.

Imperial Holdings, LLC and Subsidiaries

CONSOLIDATED AND COMBINED BALANCE SHEETS

			Pro forma
	December 31,	September 30,	September 30,
	2009	2010	2010
		(unaudited)	(unaudited)

ASSETS
Assets
Cash and cash equivalents	$15,890,799	$3,684,847	$8,684,847
Restricted cash	—	642,698	642,698
Certificate of deposit — restricted	669,835	877,391	877,391
Agent fees receivable, net of allowance for doubtful accounts	2,165,087	736,469	736,469
Deferred costs, net	26,323,244	11,454,686	11,454,686
Prepaid expenses and other assets	885,985	1,010,051	1,010,051
Due from related party	—	1,007,030	1,007,030
Deposits	982,417	698,957	698,957
Interest receivable, net	21,033,687	17,175,216	17,175,216
Loans receivable, net	189,111,302	121,564,332	121,564,332
Structured settlement receivables, net	151,543	10,553,648	10,553,648
Receivables from sales of structured settlements	320,241	528,075	528,075
Investment in life settlements, at estimated fair value	4,306,280	8,846,149	8,846,149
Investment in life settlement fund	542,324	1,269,657	1,269,657
Fixed assets, net	1,337,344	918,889	918,889

Total assets	$263,720,088	$180,968,095	$185,968,095

LIABILITIES AND MEMBERS’ EQUITY
Liabilities
Accounts payable and accrued expenses	$2,713,543	$2,229,244	$2,229,244
Accrued expenses — related parties	455,485	70,833	70,833
Payable for purchase of structured settlements		7,093,576	7,093,576
Other liabilities	—	1,910,068	1,910,068
Lender protection insurance claims received in advance	—	60,645,099	60,645,099
Interest payable	8,251,023	12,811,040	12,811,040
Interest payable — related parties	4,376,299	3,360,847	—
Notes payable	153,364,326	62,539,800	62,539,800
Notes payable — related parties	77,700,155	19,853,647	—

Total liabilities	246,860,831	170,514,154	147,299,660
Member units — preferred (500,000 authorized in the aggregate)
Member units — Series A preferred (90,796 issued and outstanding as of December 31, 2009 and September 30, 2010)	4,035,000	4,035,000	—
Member units — Series B preferred (50,000 issued and outstanding as of December 31, 2009 and September 30, 2010)	5,000,000	5,000,000	—
Member units — Series C preferred (70,000 issued and outstanding as of September 30, 2010)	—	7,000,000	—
Member units — Series D preferred (7,000 issued and outstanding as of September 30, 2010)	—	700,000	—
Member units — Series E preferred (73,000 issued and outstanding as of September 30, 2010)	—	7,300,000	—
Subscription receivable	—	(5,000,000)	—
Member units — common (500,000 authorized; 450,000 issued and outstanding as of December 31, 2009 and September 30, 2010)	19,923,709	19,923,709	—
Common stock			36,000
Paid-in capital			67,137,203
Accumulated deficit	(12,099,452)	(28,504,768)	(28,504,768)

Total members’ equity	16,859,257	10,453,941	38,668,435

Total liabilities and members’ equity	$263,720,088	$180,968,095	$185,968,095

The accompanying notes are an integral part of these financial statements.

Imperial Holdings, LLC and Subsidiaries

CONSOLIDATED AND COMBINED UNAUDITED STATEMENTS OF OPERATIONS
For the Nine Months Ended September 30, 2010

	For the Nine Months Ended
	September 30
	2009	2010

Agency fee income	$20,215,518	$9,099,047
Interest income	15,842,555	15,794,962
Origination fee income	21,865,432	16,728,185
Gain on sale of structured settlements	499,410	4,847,649
Forgiveness of debt	14,885,912	6,967,828
Change in fair value of life settlements and structured receivables	—	4,805,387
Gain on sale of life settlements	—	1,954,112
Other income	53,250	194,646

Total income	73,362,077	60,391,816
Interest expense	18,342,353	18,341,797
Interest expense — related parties	6,367,949	5,901,939
Provision for losses on loans receivables	6,705,249	3,514,191
Loss on loan payoffs and settlements, net	11,278,543	4,320,219
Amortization of deferred costs	13,100,595	22,600,831
Selling, general and administrative expenses	22,224,687	21,401,216
Selling, general and administrative expenses — related parties	772,713	716,939

Total expenses	78,792,089	76,797,132

Net loss	$(5,430,012)	$(16,405,316)

Pro forma basic and diluted loss per share		(3.87)

Pro forma fully diluted weighted average shares		3,600,000

The accompanying notes are an integral part of these financial statements.

Imperial Holdings, LLC and Subsidiaries

CONSOLIDATED AND COMBINED UNAUDITED STATEMENTS OF MEMBERS’ EQUITY
For the Nine Months Ended September 30, 2010

									Balance at
	Balance at December 31, 2009		Member Contributions		Subscription Receivable		Net Loss		September 30, 2010
	Units	Amount	Units	Amount	Units	Amount	Units	Amount	Units	Amount

Member units-Series A Preferred	90,796	$4,035,000	—	$—					90,796	$4,035,000
Member units-Series B Preferred	50,000	5,000,000							50,000	5,000,000
Member units-Series C Preferred			70,000	7,000,000					70,000	7,000,000
Member units-Series D Preferred			7,000	700,000					7,000	700,000
Member units-Series E Preferred			73,000	7,300,000		(5,000,000)			73,000	2,300,000
Member units-Common	450,000	19,923,709							450,000	19,923,709
Accumulated Deficit	—	(12,099,452)						(16,405,316)		(28,504,768)

Total	590,796	$16,859,257	150,000	$15,000,000	—	$(5,000,000)	—	$(16,405,316)	740,796	$10,453,941

The accompanying notes are an integral part of these financial statements.

Imperial Holdings, LLC and Subsidiaries

CONSOLIDATED AND COMBINED UNAUDITED STATEMENTS OF CASH FLOWS
For the Nine Months Ended

	September 30,	September 30,
	2009	2010

Cash flows from operating activities
Net loss	$(5,430,012)	$(16,405,316)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	668,612	560,814
Provision for doubtful accounts	980,813	105,047
Provision for losses on loans receivable	6,705,249	3,514,191
Loss of loan payoffs and settlements, net	11,278,543	4,320,219
Origination income	(21,865,432)	(16,728,185)
Gain on sale of structured settlements	(499,410)	(4,847,649)
Gain on sale of life settlements	—	(1,954,112)
Change in fair value of investments	—	(4,805,387)
Gain on forgiveness of debt	(14,885,912)	(6,967,828)
Interest income	(15,842,555)	(15,794,962)
Amortization of deferred costs	12,634,586	22,600,831
Change in assets and liabilities:
Purchase of certificate of deposit	—	(200,000)
Deposits	(10,705)	283,460
Restricted cash	684,624	—
Agency fees receivable	6,074,016	1,323,571
Structured settlements receivables	(4,548,613)	(3,633,749)
Prepaid expenses and other assets	5,589,261	(3,803,686)
Due from related party	—	(1,007,030)
Accounts payable, accrued expenses and other liabilities	(2,558,299)	8,132,148
Interest payable	8,988,607	3,544,565

Net cash used in operating activities	(12,036,627)	(31,763,058)
Cash flows from investing activities
Purchases of fixed assets	(332,198)	(142,360)
Purchase of investments	—	(727,333)
Proceeds from loan payoffs	22,579,535	119,065,842
Originations of loans receivable, net	(51,104,212)	(23,546,748)
Proceeds from sale of investments, net	—	2,070,494

Net cash (used in) provided by investing activities	(28,856,875)	96,719,895
Cash flows from financing activities
Member contributions	—	10,000,000
Member distributions	(21,807)	—
Payments of cash pledged as restricted deposits	1,536,111	(642,698)
Payment of financing fees	(16,141,397)	(5,416,447)
Repayment of borrowings under credit facilities	(41,342,500)	(65,119,158)
Repayment of borrowings from affiliates	(22,516,946)	(60,518,397)
Borrowings under credit facilities	100,721,701	35,249,406
Borrowings from affiliates	11,480,543	9,284,505

Net cash provided by (used in) financing activities	33,715,705	(77,162,789)

Net decrease in cash and cash equivalents	(7,177,797)	(12,205,952)
Cash and cash equivalents, at beginning of the period	7,643,528	15,890,799

Cash and cash equivalents, at end of the period	$465,731	$3,684,847

Supplemental disclosures of cash flow information:
Cash paid for interest during the period	$12,959,547	$19,324,030

Supplemental disclosures of non-cash financing activities:
Deferred costs paid directly by credit facility	$11,132,246	$—

Subscription to purchase Member units — Series E preferred	$—	$5,000,000

Conversion of debt to preferred member units	$4,035,000	$—

Repayment of borrowings paid directly by our lender protection
Insurance carrier	$	$63,967,983

The accompanying notes are an integral part of these financial statements.

Imperial Holdings, LLC and Subsidiaries

NOTES TO CONSOLIDATED AND COMBINED UNAUDITED FINANCIAL STATEMENTS
For the Nine Month Ended September 30, 2009 and September 30, 2010

NOTE 1 —	ORGANIZATION AND DESCRIPTION OF BUSINESS ACTIVITIES

Imperial Holdings, LLC (the “Company”) was formed pursuant to an operating agreement dated December 15, 2006 between IFS Holdings, Inc, IMEX Settlement Corporation, Premium Funding, Inc. and Red Oak Finance, LLC. The Company operates as a Limited Liability Company. The Company, operating through its subsidiaries, is a specialty finance company with its corporate office in Boca Raton, Florida. As a limited liability company, each member’s liability is generally limited to the amounts reflected in their respective capital accounts. The Company’s operates in two reportable business segments: financings premium for individual life insurance policies and purchasing structured settlements.

Premium Finance

A premium finance transaction is a transaction in which a life insurance policyholder obtains a loan, predominately through an irrevocable life insurance trust established by the insured, to pay insurance premiums for a fixed period of time. The Company’s typical premium finance loan is approximately two years in duration and is collateralized by the underlying life insurance policy. On each premium finance loan, the Company charges a loan originate fee and charges interest on the loan. In addition, the Company charges the referring agent an agency fee.

Structured Settlements

Washington Square Financial, LLC, a wholly owned subsidiary of the Company, purchases structured settlements from individuals. Structured settlements refer to a contract between a plaintiff and defendant whereby the plaintiff agrees to settle a lawsuit (usually a personal injury, product liability or medical malpractice claim) in exchange for periodic payments over time. A defendant’s payment obligation with respect to a structured settlement is usually assumed by a casualty insurance company. This payment obligation is then satisfied by the casualty insurer through the purchase of an annuity from a highly rated life insurance company, thereby providing a high credit quality stream of payments to the plaintiff.

Recipients of structured settlements are permitted to sell their deferred payment streams to a structured settlement purchaser pursuant to state statutes that require certain disclosures, notice to the obligors and state court approval. Through such sales, the Company purchases a certain number of fixed, scheduled future settlement payments on a discounted basis in exchange for a single lump sum payment.

NOTE 2 —	BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited interim consolidated financial statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”) for reporting of interim financial information. Pursuant to such rules and regulations, certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted.

In the opinion of management, the accompanying unaudited interim consolidated financial statements of the Company contain all adjustments (consisting of only normal recurring adjustments) necessary to present fairly the financial position of the Company as of the dates and for the periods presented. Accordingly, these statements should be read in conjunction with the financial statements and notes thereto for the year ended December 31, 2009. The results of operations for the nine months ended September 30, 2010 are not necessarily indicative of the results to be expected for any future period or for the full 2010 fiscal year.

Imperial Holdings, LLC and Subsidiaries

NOTES TO CONSOLIDATED AND COMBINED UNAUDITED FINANCIAL STATEMENTS — (Continued)
For the Nine Month Ended September 30, 2009 and September 30, 2010

Use of Estimates

The preparation of these consolidated and combined financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates and such differences could be material. Significant estimates made by management include the loan impairment valuation, allowance for doubtful accounts, valuation of structured settlements and the valuation of investments in life settlements at September 30, 2010.

Gain on Sale of Life Settlements

Gain on sale of life settlements includes gains from company owned life settlements and gains from sales on behalf of third parties.

Fair Value Option

As of July 1, 2010, we elected to adopt the fair value option, in accordance with ASC 825, Financial Instruments, to record certain newly-acquired structured settlements at fair value. We have the option to measure eligible financial assets, financial liabilities, and commitments at fair value on an instrument-by-instrument basis. This option is available when we first recognize a financial asset or financial liability or enter into a firm commitment. Subsequent changes in fair value of assets, liabilities, and commitments where we have elected fair value option are recorded in our consolidated and combined statement of operations. We have made this election because it is our intention to sell these assets within the next twelve months, and we believe it significantly reduces the disparity that exists between the GAAP carrying value of these structured settlements and our estimate of their economic value. All structured settlements that were acquired subsequent to July 1, 2010 were marked to fair value. Structured settlements that were acquired prior to July 1, 2010 are recorded at cost. For the nine months ended September 30, 2010, changes in the fair value of structured settlements where we elected the fair value option resulted in income of approximately $1,505,000.

Recent Accounting Pronouncements

In June 2009, the FASB issued new guidance impacting ASC 810, Consolidation. The changes relate to the guidance governing the determination of whether an enterprise is the primary beneficiary of a variable interest entity (VIE), and is, therefore, required to consolidate an entity. The new guidance requires a qualitative analysis rather than a quantitative analysis. The qualitative analysis will include, among other things, consideration of who has the power to direct the activities of the entity that most significantly impact the entity’s economic performance and who has the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE. This guidance also requires continuous reassessments of whether an enterprise is the primary beneficiary of a VIE. The guidance also requires enhanced disclosures about an enterprise’s involvement with a VIE. The guidance is effective as of the beginning of interim and annual reporting periods that begin after November 15, 2009. The adoption of this guidance is did not have a material impact on our financial position, results of operations or cash flows.

In June 2009, the FASB issued new guidance impacting ASC 860, Transfers and Serving. The new guidance requires more information about transfers of financial assets, including securitization transactions, and where entities have continuing exposure to the risks related to transferred financial assets. It eliminates the concept of a “qualifying special-purpose entity,” changes the requirements for derecognizing financial assets, and requires additional disclosures. It also enhances information reported to users of financial statements by providing greater transparency about transfers of financial assets and an entity’s continuing involvement in transferred financial assets. The guidance is effective for fiscal years beginning after November 15, 2009. The

Imperial Holdings, LLC and Subsidiaries

NOTES TO CONSOLIDATED AND COMBINED UNAUDITED FINANCIAL STATEMENTS — (Continued)
For the Nine Month Ended September 30, 2009 and September 30, 2010

adoption of this guidance did not have a material impact on our financial position, results of operations or cash flows.

In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2010-6, “Improving Disclosures about Fair Value Measurements” (ASU 2010-6”). This update amended guidance and issued a clarification with regard to disclosure requirements about fair market value measurement. A reporting entity is required to disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers. In addition, for measurement utilizing significant unobservable inputs, a reporting entity should present separately information about purchases, sales, issuances, and settlements. We adopted ASU 2010-6 on January 1, 2010. There was no impact upon adoption of ASU 2010-6 to our financial position or results of operations.

In February 2010, the FASB issues ASU No. 2010-9, “Amendments to Certain Recognition and Disclosure Requirements” (“ASU 2010-9”). This amendment removed the requirement for a Securities and Exchange Commission (“SEC”) filer to disclose a date through which subsequent events have been evaluated in both issued and revised financial statements. This amendment is effective upon issuance date of February 24, 2010. There was no impact upon adoption of ASU 2010-9 to our financial position or results of operations.

Restricted Cash

The Cedar Lane credit facility requires the company to retain 2% of the principal amount of each loan made to the borrower, for the purposes of indemnifying the facility for any breaches of representations, warranties or covenants of the borrower, as well as to fund collection efforts, if required. As of December 31, 2009 and September 30, 2010 the Company’s consolidated financial statements reflected balances of approximately $149,000 included in deposits and $643,000 included in restricted cash, respectively.

Agency Fees Receivable

Agency fees are charged for services related to premium finance transactions. Agency fees are due per the signed fee agreement. Agency fees receivable are reported net of an allowance for doubtful accounts. Management’s determination of the allowance for doubtful accounts is based on an evaluation of the commission receivable, prior collection history, current economic conditions, and other inherent risks. The Company reviews agency fees receivable aging on a regular basis to determine if any of the receivables are past due. The Company writes off all uncollectible agency fee receivable balances against its allowance. The allowance for doubtful accounts was approximately $186,000 and $120,000 as of September 30, 2010 and December 31,2009, respectively.

An analysis of the changes in the allowance for doubtful accounts for past due agency fees during the nine months ended September 30, 2009 and 2010 is as follows:

	Nine Months Ended September 30,
	2009	2010

Balance at beginning of period	$768,806	$119,886
Bad debt expense	957,340	66,027
Write-offs	(19,742)	—
Recoveries	—	—

Balance at end of period	$1,706,404	$185,913

Imperial Holdings, LLC and Subsidiaries

NOTES TO CONSOLIDATED AND COMBINED UNAUDITED FINANCIAL STATEMENTS — (Continued)
For the Nine Month Ended September 30, 2009 and September 30, 2010

Pro Forma Information (Unaudited)

The pro forma earnings per share for the nine months ended September 30, 2010 gives effect to (i) the consummation of the corporate conversion, pursuant to which all outstanding common and preferred limited liability company units (including all accrued but unpaid dividends thereon) and all principal and accrued interest outstanding under our promissory note in favor of IMPEX Enterprises, Ltd. will be converted into 1,573,000 shares of our common stock; (ii) the issuance of 27,000 shares of common stock to two of our employees pursuant to the terms of each of their respective phantom stock agreements; and (iii) the issuance and conversion of a $30.0 million debenture into 2,000,000 shares of our common stock. The pro forma net loss reflects a reduction of interest expense of $2,456,889 due to the conversion of a promissory note in favor of IMPEX Enterprises, Ltd. into shares of our common stock, which will occur prior to the closing of this offering, and the conversion of our promissory note in favor of Branch Office of Skarbonka Sp. z o.o into a $30.0 million debenture, and the conversion of that $30.0 million debenture into shares of our common stock, which will occur immediately prior to the closing of this offering.

Unaudited pro forma net income attributable to common stockholders per share is computed using the weighted-average number of common shares outstanding, including the pro forma effect of (i) to (iii) above, as if such conversion occurred at the beginning of the period.

The following table sets forth the computation of pro forma basic and diluted net loss per share:

Nine Months Ended
September 30, 2010

Numerator (basic and diluted):
Pro forma net loss	$(13,948,427)

Denominator (basic and diluted):
Weighted average common shares outstanding	—
Add: Common shares from conversion of all outstanding common and preferred units and IMPEX debt	1,573,000
Add: Common shares from phantom stock agreements	27,000
Add: Common shares from conversion of $30.0 million debenture	2,000,000

Pro forma weighted average common shares outstanding	3,600,000

Pro forma net loss per share:
Basic and diluted	$(3.87)

NOTE 3 —	LOANS RECEIVABLE

An analysis of the changes in loans receivable principal balance during the nine months ended September 30, 2010 is as follows:

2010

Loan principal balance, beginning	$167,691,523
Loan originations	18,244,655
Subsequent year premiums paid, net of reimbursements	5,302,093
Loan write-offs	(6,593,350)
Loan payoffs	(80,847,708)

Loan principal balance, ending	$103,797,213

Imperial Holdings, LLC and Subsidiaries

NOTES TO CONSOLIDATED AND COMBINED UNAUDITED FINANCIAL STATEMENTS — (Continued)
For the Nine Month Ended September 30, 2009 and September 30, 2010

Loan origination fees include origination fees or maturity fees which are payable to the Company on the date the loan matures. The loan origination fees are reduced by any direct costs that are directly related to the creation of the loan receivable in accordance with ASC 310-20, Receivables — Nonrefundable Fees and Other Costs, and the net balance is accreted over the life of the loan using the effective interest method. Discounts include purchase discounts, net of accretion, which are attributable to loans that were acquired from affiliated companies under common ownership and control.

During the nine months ended September 30, 2010 and September 30, 2009, the Company had 31 and 52 loans, respectively, that were impacted by the Acorn facility settlement. The Company incurred a loss on these loans of approximately $5,181,000 and $8,442,000, respectively. The Company also recorded gains related to the associated forgiveness of debt of $6,968,000 and $14,886,000, respectively.

An analysis of the loan impairment valuation for the nine months ended September 30, 2010 is as follows:

	Loans	Interest
	Receivable	Receivable	Total

Balance at beginning of period	$11,598,765	$1,788,544	$13,387,308
Provision for loan losses	3,408,162	106,029	3,514,191
Charge-offs	(8,360,092)	(443,709)	(8,803,801)
Recoveries	1,341,732	—	1,341,732

Balance at end of period	$7,988,567	$1,450,864	$9,439,430

For the nine months ended September 30, 2010, the Company had a provision for loan losses of $3,514,191. The Company had loan payoffs/write-offs on 355 loans during the nine months ended September 30, 2010, the principal and origination fee that was charged-off of these loans was $8,360,092 and the related interest that was charged-off was $443,709.

NOTE 4 —	LENDER PROTECTION INSURANCE CLAIMS RECEIVED IN ADVANCE

On September 8, 2010, the lender protection insurance related to our credit facility with Ableco Finance, LLC (“Ableco”) was terminated and settled pursuant to a claims settlement agreement, resulting in our receipt of an insurance claims settlement of approximately $96.9 million. We used approximately $64.0 million of the settlement proceeds to pay off the credit facility with Ableco in full and the remainder was used to pay off the amounts borrowed under the grid promissory note in favor of CTL Holdings, LLC.

As a result of this settlement transaction, our subsidiary, Imperial PFC Financing, LLC, a special purpose entity, agreed to reimburse the lender protection insurer for certain loss payments and related expenses by remitting to the lender protection insurer all amounts received in the future in connection with the related premium finance loans issued through the Ableco credit facility and the life insurance policies collateralizing those loans until such time as the lender protection insurer has been reimbursed in full in respect of its loss payments and related expenses. These loss payments and related expenses include the $96.9 million insurance claims settlement described above, $77.0 million for loss payments previously made, any additional advances made by the lender protection insurer to or for the benefit of Imperial PFC Financing, LLC and interest on such amounts. The reimbursement obligation is generally non-recourse to us and our other subsidiaries except to the extent of our equity interest in Imperial PFC Financing, LLC. Messrs. Mitchell and Neuman each guaranteed the obligations of Imperial PFC Financing, LLC for matters other than financial performance.

Under the lender protection program, we pay lender protection insurance premiums at or about the time the coverage for a particular loan becomes effective. We record this amount as a deferred cost on our balance sheet, and then expense the premiums over the life of the underlying premium finance loans using the effective

Imperial Holdings, LLC and Subsidiaries

NOTES TO CONSOLIDATED AND COMBINED UNAUDITED FINANCIAL STATEMENTS — (Continued)
For the Nine Month Ended September 30, 2009 and September 30, 2010

interest method. As of September 8, 2010, the deferred premium costs associated with the Ableco facility totaled $5.4 million. Since these insurance claims have been prepaid and Ableco has been repaid in full, we have accelerated the expensing of these deferred costs and recorded this $5.4 million expense as Amortization of Deferred Costs. Also in connection with the termination of the Ableco facility, we have accelerated the expensing of approximately $980,000 of deferred costs which resulted from professional fees related to the creation of the Ableco facility. We recorded these charges as Amortized Deferred Costs. In the aggregate, we accelerated the expensing of $6.4 million in deferred costs as a result of this one-time transaction.

The insurance claim settlement of $96.9 million was recorded as lender protection insurance claims paid in advance on our consolidated and combined balance sheet. As the premium finance loans mature and in the event of default, the insurance claim is applied against the premium finance loan. As of September 30, 2010, we have approximately $60.6 million remaining of lender protection insurance claims paid in advance related to premium finance loans which have not yet matured. As of September 30, 2010, we have approximately $51.9 million of loans receivable, net and $8.5 million of interest receivable, net in premium finance loans which have not yet matured for which this insurance claims settlement relates. The remaining premium finance loans will mature by August 5, 2011.

NOTE 5 —	STRUCTURED SETTLEMENTS

The balances of the Company’s structured settlements are as follows:

	December 31,	September 30,
	2009	2010

Structured settlements — at cost	$151,543	$1,080,362
Structured settlements — at fair value	—	9,473,286

Structured settlements receivable, net	$151,543	$10,553,648

On February 1, 2010, the Company signed a purchase and sale agreement with Slate Capital, LLC (“Slate”) whereby the Company will originate and sell to them certain eligible structured settlements and life contingent structured settlements. The Company’s subsidiary, Washington Square Financial, LLC, also entered into a servicing agreement with Slate to service the sold structured settlements. Under this facility, transactions began funding in April, 2010. During the nine months ended September 30, 2010, there were 139 transactions completed generating income of approximately $3,125,000, which was recorded as a gain on sale of structured settlements.

On September 30, 2010, we entered into a wind down agreement with Slate whereby as of December 31, 2010, we will cease selling structured settlements to Slate. Under the wind down agreement, which amends our existing arrangement with Slate, we will continue submitting structured settlements to Slate through November 15, 2010 for purchase by December 31, 2010.

In addition to our sales to Slate, during the nine months ended September 30, 2010 the company sold 152 structured settlements for proceeds totaling approximately $5,996,000. The Company recognized a gain of approximately $1,723,000 on these transactions and recorded a holdback of approximately $310,000, which is included in accounts payable and accrued expenses in the accompanying consolidated balance sheet and will be recognized as income when cash is recorded.

Effective September 24, 2010, Imperial Settlements Financing 2010, LLC, a wholly owned subsidiary of the Company, entered into an agreement with Portfolio Financial Servicing Company, the Master Servicer, Wilmington Trust Company, as the Trustee and Collateral Trustee and ParterRe Principal Finance, Inc. as the Purchaser. Beginning October, 2010, the Company expects to originate and sell structured settlements and life contingent structured settlements transactions under this facility. This facility will include up to a $50 million capacity under a 8.39% fixed rate asset backed variable funding note, series 2010-1.

Imperial Holdings, LLC and Subsidiaries

NOTES TO CONSOLIDATED AND COMBINED UNAUDITED FINANCIAL STATEMENTS — (Continued)
For the Nine Month Ended September 30, 2009 and September 30, 2010

NOTE 6 —	INVESTMENT IN LIFE SETTLEMENT FUND

On September 3, 2009, the Company formed MXT Investments, LLC (“MXT Investments”) as a wholly-owned subsidiary. MXT Investments signed an agreement with Insurance Strategies Fund, LLC (“Insurance Strategies”) whereby MXT Investments would purchase an equity interest in Insurance Strategies and Insurance Strategies would purchase life settlement policies from the Company and other sources. During the three months ending March 31, 2010, MXT Investments contributed approximately $727,000 to Insurance Strategies and Insurance Strategies purchased 5 settlement policies from Imperial Premium for approximately $1,268,000. During the six month period beginning April 1, 2010 and ending September 30, 2010, no additional policies were purchased. No gain was recognized on the transaction due to the related equity contribution made by MXT Investments into Insurance Strategies. As of September 30, 2010, MXT Investments had investments in Insurance Strategies of $1,270,000, net of deferred gains of $365,000.

NOTE 7 —	FAIR VALUE MEASUREMENTS

We carry investments in life and structured settlements at fair value in the consolidated and combined balance sheets. Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. Fair value measurements are classified based on the following fair value hierarchy:

Level 1 — Valuation is based on unadjusted quoted prices in active markets for identical assets and liabilities that are accessible at the reporting date. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

Level 2 — Valuation is determined from pricing inputs that are other than quoted prices in active markets that are either directly or indirectly observable as of the reporting date. Observable inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and interest rates and yield curves that are observable at commonly quoted intervals.

Level 3 — Valuation is based on inputs that are both significant to the fair value measurement and unobservable. Level 3 inputs include situations where there is little, if any, market activity for the financial instrument. The inputs into the determination of fair value generally require significant management judgment or estimation.

The balances of the Company’s assets measured at fair value on a recurring basis as of September 30, 2010, are as follows:

				Total
	Level 1	Level 2	Level 3	Fair Value

Assets:
Investment in life settlements	$—	$—	$8,846,149	$8,846,149
Structured settlement receivables	$—	$—	$9,473,286	$9,473,286

The Company experienced a loss on realized change in fair value of life settlements of approximately $102,000 during the nine months ended September 30, 2010 as a result of deciding to let four policies lapse when it determined that future premium expense could be deployed for better uses.

Imperial Holdings, LLC and Subsidiaries

NOTES TO CONSOLIDATED AND COMBINED UNAUDITED FINANCIAL STATEMENTS — (Continued)
For the Nine Month Ended September 30, 2009 and September 30, 2010

The balances of the Company’s assets measured at fair value on a recurring basis as of December 31, 2009, are as follows:

				Total
	Level 1	Level 2	Level 3	Fair Value

Assets:
Investment in life settlements	$—	$—	$4,306,280	$4,306,280
Structured settlement receivables	$—	$—	$—	$—

The following table provides a roll-forward in the changes in fair value for the nine months ended September 30, 2010, for all assets for which the Company determines fair value using a material level of unobservable (Level 3) inputs.

Life Settlements:
Balance, December 31, 2009	$4,306,280
Purchase of policies	2,976,230
Change in unrealized appreciation	3,736,435
Realized change in fair value	(102,302)

Sale of policies	(2,070,494)

Balance, September 30, 2010	$8,846,149

Unrealized appreciation, September 30, 2010	$3,377,025

Structured Settlements:
Balance, December 31, 2009	$—
Purchase of contracts	7,981,050
Change in unrealized appreciation	1,505,373
Collections	(13,137)

Balance, September 30, 2010	$9,473,286

Unrealized appreciation, September 30, 2010	$1,505,373

The Company’s impaired loans are measured at fair value on a non-recurring basis, as the carrying value is based on the fair value of the underlying collateral. The method used to estimate the fair value of impaired collateral-dependent loans depends on the nature of the collateral. For collateral that has lender protection insurance coverage, the fair value measurement is considered to be Level 2 as the insured value is an observable input and there are no material unobservable inputs. For collateral that does not have lender protection insurance coverage, the fair value measurement is considered to be Level 3 as the estimated fair value is based on a model whose significant inputs into are the life expectancy of the insured and the discount rate, which are not observable. As of September 30, 2010 and December 31, 2009, the Company had insured impaired loans (Level 2) with a net carrying value, which includes principal, accrued interest, and accreted origination fees, net of impairment, of approximately 56,816,000 and $57,495,000, respectively. As of September 30, 2010 and December 31, 2009, the Company had uninsured impaired loans (Level 3) with a net carrying value of approximately $1,619,000 and $3,601,000, respectively. The provision for losses on loans receivable related to impaired loans was approximately $6,705,000 and $3,514,000 for the nine months ended September 30, 2009 and 2010, respectively.

The Company may sell a life insurance policy on behalf of its own account or for the benefit of another. In the case of such sales, which are always sales of the whole policy and not fractional interests, the Company recognizes a gain from the excess of the sales price over carrying value. If the Company is acting on behalf of

Imperial Holdings, LLC and Subsidiaries

NOTES TO CONSOLIDATED AND COMBINED UNAUDITED FINANCIAL STATEMENTS — (Continued)
For the Nine Month Ended September 30, 2009 and September 30, 2010

a third party, the gain is the Company’s negotiated share of the resulting gain. Total gains recognized were $1.9 million for the nine months ended September 30, 2010. Policies owned by the Company and sold in the nine months ended September 30, 2010 had a fair value of $2.1 million.

The following table describes the Company’s investment in life settlements as of September 30, 2010:

Remaining	Number of
Life Expectancy	Life Settlement
(In Years)	Contracts	Fair Value	Face Value

0-1	—	$0	$0
1-2	—	$0	$0
2-3	—	$0	$0
3-4	1	$738,888	$2,000,000
4-5	1	$540,359	$2,200,000
Thereafter	29	$7,566,902	$132,432,000

Total	31	$8,846,149	$136,632,000

Of the 31 policies held as of September 30, 2010, 14 of these policies previously had lender protection insurance related to their premium finance loans prior to being classified as investments in life settlements.

Premiums to be paid for each of the five succeeding years to keep the life insurance policies in force as of September 30, 2010, are as follows:

12 Months Ending September 30,	Premiums to be Paid

2011	$2,467,561
2012	$3,378,195
2013	$3,438,684
2014	$3,358,507
2015	$3,515,607
Thereafter	$51,307,396

Total:	$67,465,949

Note 8 —	Note Payable — Acorn Capital Group

A lender, Acorn Capital Group (“Acorn”), breached a credit facility agreement with the Company by not funding ongoing premiums on certain life insurance policies serving as collateral for premium finance loans. The first time that Acorn failed to make scheduled premium payments was in July 2008. The Company had no forewarning and therefore did not have access to funds necessary to pay ongoing premiums on the policies. The Company did not incur liability with its borrowers because the terms of the Acorn loans provided that the Company was only required to fund future premium if the Company’s lender provided it with the funds necessary to advance the premiums. Through September 30, 2010, a total of 101 policies under the Acorn facility incurred losses primarily due to non-payment of premiums.

In May 2009, the Company entered a settlement agreement with Acorn whereby all obligations under the credit agreement were terminated. Acorn subsequently assigned all of its rights and obligations under the settlement agreement to Asset Based Resource Group, LLC (“ABRG”). As part of the settlement agreement, the Company continues to service the original loans and ABRG determines whether or not it will continue to fund the loans. The Company believes that ABRG will elect to fund the loan only if it believes there is value in the policy serving as collateral for the loan. If ABRG chooses not to continue funding a loan, the Company

Imperial Holdings, LLC and Subsidiaries

NOTES TO CONSOLIDATED AND COMBINED UNAUDITED FINANCIAL STATEMENTS — (Continued)
For the Nine Month Ended September 30, 2009 and September 30, 2010

has the option to fund the loan or try to sell the loan or related policy to another party. The Company elects to fund the loan only if it believes there is value in the policy serving as collateral for the loan after considering the costs of keeping the policy in force. Regardless of whether the Company funds the loan or sells the loan or related policy to another party, the Company’s debt under the Acorn facility is forgiven and it records a gain on the forgiveness of debt. If the Company funds the loan, it remains as an asset on the balance sheet, otherwise it is written off and the Company records the amount written off as a loss on loan payoffs and settlements, net.

On the notes that were cancelled under the Acorn facility, the Company had debt forgiven totaling approximately $6,968,000 and $16,410,000 for the nine months ended September 30, 2010 and for the year ended December 31, 2009, respectively. The Company recorded these amounts as gain on forgiveness of debt. Partially offsetting these gains, the Company had loan losses totaling approximately $5,181,000, $10,182,000, and $1,868,000 during the nine months ended September 30, 2010 and the years ended December 31, 2009 and 2008, respectively. The Company recorded these amounts as loss on loan payoffs and settlements, net. As of September 30, 2010, only 18 loans out of 119 loans originally financed in the Acorn facility remained outstanding. These notes have a carrying amount of $4,416,000 which is included within loans receivable, net. These notes mature within the next 12 months.

NOTE 9 —	RELATED PARTY TRANSACTIONS

The Company incurred consulting fees of approximately $637,499 for the nine months ended September 30, 2010 for services provided by a party related to the Company. As of September 30, 2010, the Company owed approximately $70,833 to this related party.

Utilizing $32.2 million of the proceeds received as advance payment of lender protection insurance claims, on September 7, 2010, the Company paid down the notes payable to CTL Holdings, LLC. As of September 30, 2010 there was a balance of approximately $24,000 remaining due on this note.

In August 2009, the Company paid off notes with proceeds from borrowings from two related party creditors which bear an interest rate of 16.5% and mature on August 1, 2011. The outstanding principal balance of these two notes at September 30, 2010 was approximately $16,102,000 and $3,752,000 and accrued interest was approximately $2,011,000 and $1,349,000.

As of September 30, 2010, the Company had a receivable balance of approximately $1,007,000 from CTL Holdings, LLC. This receivable relates to lender protection insurance claims that were remitted directly by our lender protection insurer to CTL Holdings, LLC. The proceeds of these claims should have been paid directly to the Company rather than CTL Holdings, LLC.

NOTE 10 —	PREFERRED EQUITY

On September 27, 2010 we sold to a related party 23,000 units of Series E Preferred Units with a liquidating preference of $100.00 per unit for an aggregate amount of $2,300,000. The rate of preferred return is equal to 16.0% per annum.

On September 30, 2010, we sold to a related party 50,000 units of Series E Preferred Units with a liquidating preference of $100.00 per unit for an aggregate amount of $5,000,000. The rate of preferred return is equal to 16.0% per annum. The Company recorded a subscription receivable of $5,000,000 as a component of members’ equity, as the cash was not received until October, 2010.

The dividends in arrears for all preferred units at September 30, 2010 were approximately $1,840,000.

Imperial Holdings, LLC and Subsidiaries

NOTES TO CONSOLIDATED AND COMBINED UNAUDITED FINANCIAL STATEMENTS — (Continued)
For the Nine Month Ended September 30, 2009 and September 30, 2010

NOTE 11 —	SEGMENT INFORMATION

The Company operates in two reportable business segments: financings premium for individual life insurance policies and purchasing structured settlements. The premium finance segment provides financing in the form of loans to trusts and individuals for the purchase of life insurance policies and the loans are collateralized by the life insurance policies. The structured settlements segment purchases settlements from individuals who are plaintiffs in lawsuits and the Company will pay the plaintiff a lump sum at a negotiated discount and take title to the settlement payments.

The performance of the segments is evaluated on the segment level by members of the Company’s senior management team. Cash and income taxes generally are managed centrally. Performance of the segments is based on revenue and cost control.

Imperial Holdings, LLC and Subsidiaries

NOTES TO CONSOLIDATED AND COMBINED UNAUDITED FINANCIAL STATEMENTS — (Continued)
For the Nine Month Ended September 30, 2009 and September 30, 2010

Segment results and reconciliation to consolidated net income were as follows:

	Nine Months Ended September 30,
	2009	2010

Premium finance
Income
Agency fee income	$20,215,518	$9,099,047
Origination income	21,865,432	16,728,185
Interest income	15,426,584	15,482,339
Gain on forgiveness of debt	14,885,912	6,967,828
Change in fair value of investments	—	3,300,014
Other	—	2,065,679

	72,393,446	53,643,092

Direct segment expenses
Interest expense	20,868,766	21,349,549
Provision for losses	6,705,249	3,514,191
Loss on loans payoffs and settlements, net	11,278,543	4,320,219
Amortization of deferred costs	13,100,595	22,600,831
SG&A expense	11,164,673	7,312,839

	63,117,826	59,097,629

Segment operating income	$9,275,620	$(5,454,537)

Structured settlements
Income
Gain on sale of structured settlements	$499,410	$4,847,649
Interest income	415,971	312,623
Change in fair value of investments	—	1,505,373
Other income	53,250	83,079

	968,631	6,748,724

Direct segment expenses
SG&A expense	6,735,674	8,855,095

Segment operating loss	$(5,767,043)	$(2,106,371)

Consolidated
Segment operating (loss) income	3,508,577	(7,560,908)
Unallocated expenses
SG&A expenses	5,097,053	5,950,221
Interest expense	3,841,536	2,894,187

	8,938,589	8,844,408

Net loss	$(5,430,012)	$(16,405,316)

Imperial Holdings, LLC and Subsidiaries

NOTES TO CONSOLIDATED AND COMBINED UNAUDITED FINANCIAL STATEMENTS — (Continued)
For the Nine Month Ended September 30, 2009 and September 30, 2010

Segment assets and reconciliation to consolidated total assets were as follows:

	December 31	September 30
	2009	2010

Direct segment assets
Premium finance	$245,574,288	$164,517,923
Structured settlements	9,201,017	11,444,883

	254,775,305	175,962,806
Other unallocated assets	8,944,783	5,005,289

	$263,720,088	$180,968,095

Amounts are attributed to the segment that recognized the sale and holds the assets. There are no intercompany sales and all intercompany account balances are eliminated in segment reporting.

NOTE 12 —	SUBSEQUENT EVENTS

On September 30, 2010, the Company entered into an agreement with a third party for the sale of structured settlements. In accordance with the agreement, the transaction was finalized upon the condition of the occurrence of certain events, one of which was the receipt of the purchase amount. On October 1, 2010, the third party remitted payment of $6.1 million for the purchase of the structured settlements and the Company recorded the corresponding gain on sale of approximately $377,000 in the financial statements. As of September 30, 2010, these assets were valued at estimated fair value and recorded in the financial statements as structured settlements.

On November 1, 2010, Premium Funding, Inc. and Branch Office of Skarbonka Sp. z o.o. (“Skarbonka”) agreed to exchange the common and preferred units owned by Premium Funding, Inc. and the promissory note issued to Skarbonka for a $30.0 million debenture that matures October 4, 2011. The debenture was issued to Skarbonka. Premium Funding and Skarbonka are related parties. The denture is automatically convertible into shares of the Company’s common stock immediately prior to the closing of this offering.

The Company is involved in a dispute with its former general counsel whom it terminated on November 8, 2010. On December 30, 2010, she filed a demand for mediation and arbitration with the American Arbitration Association. She has asserted claims against the Company and against Antony Mitchell, its Chief Executive Officer, and Jonathan Neuman, its President and Chief Operating Officer, individually. Her claims are based in part on an offer letter entered into at the time of her employment. She alleges that she was fraudulently induced by the Company, and Messrs. Neuman and Mitchell, to leave her former position based on promises made to her in regard to a proposed equity option grant referenced in her offer letter. She further alleges that she was subject to unequal and discriminatory treatment based on her gender under Title VII of the federal Civil Rights Act and other statutes, and received unequal compensation compared with the Company’s male Chief Financial Officer. Based on these and other alleged facts, she asserts claims for (i) fraudulent inducement; (ii) promissory estoppel/detrimental reliance; (iii) fraudulent misrepresentation; (iv) wrongful termination in violation of Florida law and Title VII of the federal Civil Rights Act; (v) violation of the federal Equal Pay Act; (vi) violation of the Florida Whistle Blower Statute; and (vii) various claims before the Equal Employment Opportunity Commission. She has asserted that she is entitled to recover compensatory damages in excess of $2.16 million, punitive damages and attorneys’ fees. The Company is currently unable to estimate the amount of potential damages, if any, it could incur as a result of this claim and has not established a reserve for this litigation.

Imperial Holdings, LLC and Subsidiaries

NOTES TO CONSOLIDATED AND COMBINED UNAUDITED FINANCIAL STATEMENTS — (Continued)
For the Nine Month Ended September 30, 2009 and September 30, 2010

Effective December 31, 2010, Imex Settlement Corporation purchased from the Company 110,000 Series F Preferred Units for an $11,000,000 promissory note. The Series F Preferred Units are non-voting and can be redeemed at any time by the Company for an amount equal to the applicable unreturned preferred capital amount allocable to the Series F Preferred Units sought to be redeemed, plus any accrued and unpaid preferred return. The cumulative rate of preferred return is equal to 16.0% of the outstanding units, per annum. The Series F Preferred Units and the $11,000,000 promissory note will be extinguished as a result of the corporate conversion.

Until          , 2011 (25 days after the date of this prospectus), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to unsold allotments or subscriptions.

16,666,667 Shares

Common Stock

PROSPECTUS

FBR Capital Markets
JMP Securities
Wunderlich Securities

          , 2011

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The table below sets forth the costs and expenses payable by Imperial Holdings, Inc. in connection with the issuance and distribution of the securities being registered (other than underwriting discounts and commissions). All amounts are estimated except the SEC registration fee. All costs and expenses are payable by us.

SEC Registration Fee	$20,499
FINRA Filing Fees	29,250
New York Stock Exchange Listing Fee	141,264
Legal Fees and Expenses	1,400,000
Underwriter’s Expense Reimbursement	600,000
Accounting Fees and Expenses	879,622
Transfer Agent and Registrar Fees	3,000
Printing and Engraving Expenses	210,000
Blue Sky Fees and Expenses	5,000
Consulting Fees	600,000
Miscellaneous Expenses	300,000

Total	$4,188,635

Item 14.	Indemnification of Directors and Officers.

The Company’s officers and directors are and will be indemnified under Florida law, their employment agreements and our articles of incorporation and bylaws.

The Florida Business Corporation Act, under which the Company is organized, permits a Florida corporation to indemnify a present or former director or officer of the corporation (and certain other persons serving at the request of the corporation in related capacities) for liabilities, including legal expenses, arising by reason of service in such capacity if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and in any criminal proceeding if such person had no reasonable cause to believe his conduct was unlawful. However, in the case of actions brought by or in the right of the corporation, no indemnification may be made with respect to any matter as to which such director or officer shall have been adjudged liable, except in certain limited circumstances.

Article 10 of the Company’s bylaws provides that the Company shall indemnify directors and executive officers to the fullest extent now or hereafter permitted by the Florida Business Corporation Act.

Item 15.	Recent Sales of Unregistered Securities.

The following sets forth information regarding securities sold by the registrant since inception:

•	On December 15, 2006, we issued 112,500 common units to IFS Holdings, Inc. in exchange for an initial capital contribution of $5,000,000.

•	On December 15, 2006, we issued 112,500 common units to Premium Funding, Inc. in exchange for an initial capital contribution of $5,000,000.

•	On December 15, 2006, we issued 112,500 common units to IMEX Settlement Corporation in exchange for an initial capital contribution of $5,000,000.

•	On December 15, 2006, we issued 112,500 common units to Red Oak Finance, LLC in exchange for an initial capital contribution of $5,000,000. Three Million Dollars of the capital contribution was satisfied by a contribution of 28 premium finance loans originated during 2006 with principal and accrued interest as of the contribution date of $2,788,008.18 and $211,991.82, respectively.

•	On February 2, 2007, we issued 1,184.21 and 2,337.66 phantom share units to James Purdy and Jonathan Moulton in exchange for future contributions to us in their capacity as our employees.

•	On December 19, 2007, we issued a note to Red Oak Finance, LLC, a Florida limited liability company, in the original principal amount of $1,000,000, at a ten (10%) per annum interest rate, with a maturity date of February 18, 2008 (subject to extensions).

•	On January 10, 2008, we issued a note to Red Oak Finance, LLC, a Florida limited liability company, in the original principal amount of $500,000, at a ten (10%) per annum interest rate, with a maturity date of March 10, 2008 (subject to extensions).

•	On April 8, 2008, we issued a note to Red Oak Finance, LLC, a Florida limited liability company, in the original principal amount of $500,000, at a ten (10%) per annum interest rate, with a maturity date of June 8, 2008 (subject to extensions).

•	On August 1, 2008, Imperial Premium Finance, LLC issued a note to IFS Holdings, Inc., a Florida corporation, in the original principal amount of $200,000, at a sixteen (16%) per annum interest rate, with a maturity date of August 2, 2010 (subject to extensions).

•	On August 6, 2008, Imperial Finance & Trading, LLC issued a note to IFS Holdings, Inc., a Florida corporation, in the original principal amount of $75,000, at a sixteen (16%) per annum interest rate, with a maturity date of August 7, 2010 (subject to extensions).

•	On October 10, 2008, we issued a note to Red Oak Finance, LLC, a Florida limited liability company, in the original principal amount of $62,500, at a ten (10%) per annum interest rate, with a maturity date of December 10, 2008 (subject to extensions).

•	On December 23, 2008, we issued a note to IFS Holdings, Inc., a Florida corporation, in the original principal amount of $750,000, at a sixteen (16%) per annum interest rate, with a maturity date of December 24, 2010 (subject to extensions).

•	On December 24, 2008, we issued a note to Red Oak Finance, LLC, a Florida limited liability company, in the original principal amount of $450,000, at a ten (10%) per annum interest rate, with a maturity date of February 24, 2009 (subject to extensions).

•	On December 30, 2008, we issued a note to IFS Holdings, Inc., a Florida corporation, in the original principal amount of $750,000, at a sixteen (16%) per annum interest rate, with a maturity date of December 30, 2010 (subject to extensions).

•	Effective June 30, 2009, we converted $2,260,000 in notes from Red Oak Finance, LLC issued on December 19, 2007, January 10, 2008, April 8, 2008, October 10, 2008 and December 24, 2008 into 50,855 Series A Preferred Units held by Red Oak Finance, LLC.

•	Effective June 30, 2009, we converted $1,775,000 in notes from IFS Holdings, Inc. issued on August 1, 2008, August 6, 2008, December 23, 2008 and December 30, 2008 into 39,941 Series A Preferred Units held by IFS Holdings, Inc.

•	Effective December 30, 2009, we sold 25,000 16% Series B Preferred Units to Imex Settlement Corporation for a price of $2,500,000.

•	Effective December 30, 2009, we sold 25,000 16% Series B Preferred Units to Premium Funding, Inc. for a price of $2,500,000.

•	Effective March 31, 2010, we sold 70,000 16% Series C Preferred Units to Imex Settlement Corporation for a price of $7,000,000.

•	Effective June 30, 2010, we sold 7,000 Series D Preferred Units to Imex Settlement Corporation for a price of $700,000.

•	Effective September 30, 2010, we sold 73,000 Series E Preferred Units to Imex Settlement Corporation for a price of $7,300,000.

•	Effective November 1, 2010, we converted a $16.1 million note plus accrued interest from Branch Office of Skarbonka Sp. z o.o. and 112,500 common units and 25,000 Series B preferred units from Premium Funding, Inc. into a $30.0 million debenture held by the Branch Office of Skarbonka Sp. z o.o.

•	Effective December 31, 2010, we sold 110,000 Series F Preferred Units to Imex Settlement Corporation for an $11,000,000 promissory note.

The issuance of securities described above were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act with the exception of the shares issuable under the phantom stock agreements, which were issued pursuant to a transaction exempt from the registration requirements of the Securities Act in reliance upon Rule 701 of the Securities Act. The recipients of securities in each transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to any certificated shares and other instruments issued in each such transaction. The sales of these securities were made without general solicitation or advertising and without the involvement of any underwriter.

Item 16.	Exhibits and Financial Statement Schedules.

(a) Exhibits.

The exhibits to the registration statement are listed in the Exhibit Index to this registration statement and are incorporated by reference herein.

Item 17.	Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Securities Act”) may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 7 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Boca Raton, State of Florida, on January 12, 2011.

IMPERIAL HOLDINGS, LLC*

By	/s/ Antony Mitchell
Name:     Antony Mitchell

Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Antony Mitchell Antony Mitchell	Chief Executive Officer (Principal Executive Officer)	January 12, 2011

/s/ Richard A. O’Connell Richard A. O’Connell	Chief Financial Officer and Chief Credit Officer (Principal Financial Officer)	January 12, 2011

/s/ Jerome A. Parsley Jerome A. Parsley	Director of Finance and Accounting (Principal Accounting Officer)	January 12, 2011

/s/ Jonathan Neuman Jonathan Neuman	President and Chief Operating Officer	January 12, 2011

   * to be converted to Imperial Holdings, Inc.

Board of Managers

IFS HOLDINGS, INC.

Date: January 12, 2011

By:	/s/ Antony Mitchell
Antony Mitchell
President, Secretary and Treasurer

Date: January 12, 2011
/s/  Antony Mitchell
Antony Mitchell,
Sole Director

IMEX SETTLEMENT CORPORATION

Date: January 12, 2011

By:	/s/ Antony Mitchell
Antony Mitchell
President, Secretary and Treasurer

Date: January 12, 2011
/s/  Antony Mitchell
Antony Mitchell, Sole Director

RED OAK FINANCE, LLC

Date: January 12, 2011

By:	/s/ Jonathan Neuman
Jonathan Neuman
Manager

EXHIBIT INDEX

In reviewing the agreements included as exhibits to this registration statement, please remember they are included to provide you with information regarding their terms and are not intended to provide any other factual or disclosure information about us, our subsidiaries or other parties to the agreements. The agreements contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties have been made solely for the benefit of the other parties to the applicable agreement and:

•	should not in all instances be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate;

•	have been qualified by disclosures that were made to the other party in connection with the negotiation of the applicable agreement, which disclosures are not necessarily reflected in the agreement;

•	may apply standards of materiality in a way that is different from what may be viewed as material to you or other investors; and

•	were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement and are subject to more recent developments.

Accordingly, these representations and warranties may not describe the actual state of affairs as of the date they were made or at any other time. We acknowledge that, notwithstanding the inclusion of the foregoing cautionary statements, we are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this registration statement not misleading. Additional information about us may be found elsewhere in the prospectus included in this registration statement.

Exhibit
No.		Description

1.1		Form of Underwriting Agreement
2.1		Plan of Conversion
***3	.1	Form of Articles of Incorporation of Registrant
***3	.2	Form of Bylaws of Registrant
****4	.1	Form of Common Stock Certificate
4.2		Form of Warrant to purchase common stock
5.1		Opinion of Foley & Lardner LLP
****~10	.1	Employment Agreement between the Registrant and Antony Mitchell dated November 8, 2010
***~10	.2	Employment Agreement between the Registrant and Jonathan Neuman dated September 29, 2010
****~10	.3	Employment Agreement between the Registrant and Rory O’Connell dated November 4, 2010
****~10	.4	Employment Agreement between the Registrant and Deborah Benaim dated November 8, 2010
10.5		Reserved
***~10	.6	Imperial Holdings 2010 Omnibus Incentive Plan
***~10	.7	2010 Omnibus Incentive Plan Form of Stock Option Award Agreement
******+10	.8	Omnibus Claims Settlement Agreement dated as of September 8, 2010 by and between Imperial PFC Financing, LLC and Lexington Insurance Company
******10	.9	Pledge and Security Agreement dated September 8, 2010 by Imperial Premium Finance, LLC
****10	.10	Guarantor Security Agreement dated November 2009 by Imperial Premium Finance, LLC
****10	.11	Guarantor Security Agreement dated March 13, 2009 by Imperial Premium Finance, LLC

Exhibit
No.		Description

**10	.12	Settlement Agreement dated as of May 19, 2009 among Sovereign Life Financing, LLC, Imperial Premium Finance, LLC and Acorn Capital Group, LLC
***10	.12.1	Assignment Agreement dated June 10, 2009 between Acorn Capital Group, LLC and Asset Based Resource Group, LLC assigning rights to the Settlement Agreement dated as of May 19, 2009 among Sovereign Life Financing, LLC, Imperial Premium Finance, LLC and Acorn Capital Group, LLC
****10	.13	Second Amended and Restated Financing Agreement dated as of March 12, 2010 by and among Imperial PFC Financing II, LLC as Borrower, Cedar Lane Capital LLC as Lender and EBC Asset Management, Inc. as Administrative Agent and Collateral Agent
*****+10	.14	Letter Agreement dated September 14, 2009 among Imperial Holdings, LLC, Lexington Insurance Company and National Fire & Marine Insurance Company
****10	.15	Master Trust Indenture dated as of September 24, 2010 by and among Imperial Settlements Financing 2010, LLC as the Issuer, Portfolio Financial Servicing Company as the Initial Master Servicer, and Wilmington Trust Company as the Trustee and Collateral Trustee
****10	.16	Series 2010-1 Supplement dated as of September 24, 2010 to the Master Trust Indenture dated as of September 24, 2010 by and among Imperial Settlements Financing 2010, LLC as the Issuer, Portfolio Financial Servicing Company as the Initial Servicer, and Wilmington Trust Company as the Trustee and Collateral Trustee
****10	.17	Oral agreement between Imperial Holdings, LLC and Warburg Investment Corporation
****10	.18	Financing Agreement dated as of March 13, 2009 by and among Imperial Life Financing II, LLC as Borrower, the Lenders from time to time party thereto, and CTL Holdings II LLC as Collateral Agent and Administrative Agent
*****+10	.19	Letter Agreement dated March 13, 2009 among Imperial Holdings, LLC, Lexington Insurance Company and National Fire & Marine Insurance Company
***10	.20	First Amendment to Financing Agreement dated as of April 30, 2009 by and among Imperial Life Financing II, LLC as Borrower, the Lenders from time to time party thereto, and CTL Holdings II LLC as Collateral Agent and Administrative Agent
***10	.21	Notice of Resignation and Appointment dated as of April 30, 2009 among CTL Holdings II LLC, White Oak Global Advisors, LLC and the Lenders party to the Financing Agreement dated March 13, 2009
***10	.22	Second Amendment to Financing Agreement dated as of July 23, 2009 among Imperial Life Financing II, LLC as Borrower, the Lenders from time to time party thereto, and White Oak Global Advisors, LLC as Collateral Agent and Administrative Agent
***10	.23	Third Amendment and Consent to Financing Agreement dated as of September 11, 2009 among Imperial Life Financing II, LLC as Borrower, the Lenders from time to time party thereto, and White Oak Global Advisors, LLC as Collateral Agent and Administrative Agent
***10	.24	Fourth Amendment to Financing Agreement dated as of December 1, 2009 among Imperial Life Financing II, LLC as Borrower, the Lenders from time to time party thereto, and White Oak Global Advisors, LLC as Collateral Agent and Administrative Agent
***10	.25	Consent Letter dated September 30, 2010 by and among Imperial Holdings, LLC and Lexington Insurance Company
***10	.26	Consent Letter dated September 30, 2010 by and among Imperial Holdings, LLC and Slate Capital LLC
10.27		Reserved
**10	.28	Promissory Note effective as of August 31, 2009 in the principal amount of $17,616,271 held by the Branch Office of Skarbonka Sp. z o.o.
**10	.29	Promissory Note effective as of August 31, 2009 in the principal amount of $25,000,000 held by Amalgamated International Holdings, S.A.

Exhibit
No.		Description

**10	.30	Promissory Note effective as of August 31, 2009 in the principal amount of $10,323,756 held by IMPEX Enterprises, Ltd.
10.31		Reserved
****10	.32	Consent Letter dated November 9, 2010 by and among Imperial Holdings, LLC and Lexington Insurance Company
****10	.33	Consent Letter dated November 9, 2010 by and among Imperial Holdings, LLC and Slate Capital LLC
**10	.34	Marketing Agreement between Imperial Litigation Funding, LLC as Originator and Plaintiff Funding Holding Inc d/b/a LawCash as Funder
**10	.35	Agreement dated November 13, 2009 among GWG Life Settlements, LLC and Imperial Premium Finance, LLC as Selling Advisor
****10	.36	Note and Share Purchase Agreement effective as of November 1, 2010 by and among Imperial Holdings, LLC, Branch Office of Skarbonka sp. z o.o. and Premium Funding, Inc.
****10	.37	$30.0 million Unsecured Convertible Debenture issued on November 1, 2010 by Imperial Holdings, LLC to Branch Office of Skarbonka Sp. z o.o.
***21	.1	Subsidiaries of the Registrant
*23	.1	Consent of Foley & Lardner LLP (included as part of its opinion to be filed as Exhibit 5.1 hereto)
23.2		Consent of Grant Thornton LLP
**24	.1	Power of Attorney
***99	.1	Consent of Director Nominees (Messrs. Crow, Higgins, Rosenberg and Wyrough)
****99	.2	Consent of Director Nominee (Mr. Buzen)

**	Filed as exhibit to registration statement on Form S-1 on August 12, 2010.

***	Filed as exhibit to amendment No. 1 to registration statement on Form S-1 on October 1, 2010.

****	Filed as exhibit to amendment No. 2 to registration statement on Form S-1 on November 10, 2010.

*****	Filed as exhibit to amendment No. 3 to registration statement on Form S-1 on November 12, 2010.

******	Filed as exhibit to amendment No. 4 to registration statement on Form S-1 on November 19, 2010.

~	Compensatory plan or arrangement.

+	Certain portions of the exhibit have been omitted pursuant to a request for confidential treatment. An unredacted copy of the exhibit has been filed separately with the United States Securities and Exchange Commission pursuant to a request for confidential treatment.